BMO FINANCIAL GROUP
194TH ANNUAL REPORT 2011

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BMO

BMO FINANCIAL GROUP 194TH ANNUAL REPORT 2011

Our covers

Four covers were produced for BMO’s 2011 Annual Report.

Contents

Business Review

2 Who we are

4 Chairman’s Message 5 President and Chief Executive Officer’s Message 8 The conversation begins and ends with customers.

10 Creating value for shareholders and acting in the long-term interest of customers are two sides of the same coin.

12 Banks will live up to the role that society has given them.

14 The keys to prosperity and growth are not lost.

Corporate Directory

16 Corporate Governance

17 Our Governance Structure

18 Board of Directors

20 Management Committee

21 Performance Committee

Financial Review

22 CFO’s Foreword to the Financial Review

24 Financial Performance and Condition at a Glance

26 Management’s Discussion and Analysis 100 Supplemental Information 115 Consolidated Financial Statements 119 Notes to Consolidated Financial Statements

Resources

181 Principal Subsidiaries 182 Glossary 184 Shareholder Information IBC Where to Find More Information

change environment

occupy jobs

recovery protest energy climate economy

debt privacy media

future technology

It may be that the world offers more questions than answers. But it’s also possible to make sense of things. At BMO, we don’t claim to know exactly what the future holds. But we’re confident of seeing the way forward – because we understand what’s expected of us.

Financial Snapshot

Reported Adjusted1

For the year ended October 31

(Canadian $ in millions, except as noted) 2011 2010 2011 2010

Revenue (p 39) 13,718 12,210 13,467 12,210

Provision for credit losses (p 41) 857 1,049 801 1,049 Non-interest expense (p 43) 8,605 7,590 8,404 7,554

Net income (p 34) 3,266 2,810 3,281 2,842

Earnings per share – diluted ($) (p 34) 5.26 4.75 5.29 4.81 Return on equity (p 35) 15.3% 14.9% 15.3% 15.0% Operating leverage (p 43) (1.1)% 7.6% (1.0)% 0.8% Common Equity Ratio (p 62) 9.59% 10.26% 9.59% 10.26%

Net Income by Segment2

P&C Canada (p 47) 1,701 1,640 1,710 1,646 P&C U.S. (p 50) 355 214 390 233

Private Client Group (p 53) 518 460 528 466 BMO Capital Markets (p 56) 920 816 920 817 Corporate Services, including Technology and Operations (p 59) (228) (320) (267) (320)

Net income (p 34) 3,266 2,810 3,281 2,842

1 Adjusted results are non-GAAP and are discussed in the Non-GAAP Measures section on page 94. Management assesses performance on a GAAP basis and on an adjusted basis and considers both to be useful in the assessment of underlying business performance. Presenting results on both bases provides readers with an enhanced understanding of how management assesses results.

2 Certain prior-year data has been reclassified to conform with the current year’s presentation. See pages 44 and 45.

Dividends Declared ($ per share)

Delivering on Our Strategic Priorities

2011 Performance

$3.27billion

Adjusted $3.28 billion

Net Income

Reported net income rose by 16%, or $456 million. Adjusted net income increased 15%, or $439 million. Revenue growth was good and provisions for credit losses were lower. P 34

12.3%

Adjusted 10.3%

Revenue Growth

Reported revenue rose by $1.5 billion, or 12.3%, following growth of 10.4% and 8.4% in the past two years. Adjusted revenue increased $1.3 billion, or 10.3%. There was revenue growth in each of the operating groups, on both bases. P 39

15.3%

Adjusted 15.3%

Return on Equity (ROE)

Reported ROE increased 0.4 percentage points from 2010 levels and adjusted ROE increased 0.3 percentage points, both increasing due to higher earnings. P 35

17.4%

Total Shareholder Return (TSR)

BMO’s three-year average annual TSR was 17.4%, in the top tier of our Canadian and North American peer groups. P 33

BMO operates internationally in major financial markets and trading areas through our offices in Canada, the United States and 23 other jurisdictions.
Yukon
Northwest Territories
Nunavut
British Columbia
Alberta
Saskatchewan
Manitoba
Ontario
Quebec
Newfoundland and Labrador
PEI
Nova Scotia
New Brunswick
Washington
Minnesota
Wisconsin
Iowa
New York
Massachusetts
New Jersey
Nevada
Utah
Colorado
Kansas
Missouri
Illinois
Indiana
Virginia
California
Arizona
Texas
Georgia
Florida
P&C Canada (920 branches) and P&C U.S. (679 branches)
Private Client Group
BMO Capital Markets

Who we are

Five years of progress

Branches

1,182
1,611
2006
2011

Number of Full-Time Employees

34,942
47,180
2006
2011

Community Donations and Sponsorships

($ millions)

40.8
66.4
2006
2011

2 BMO Financial Group 194th Annual Report 2011

BMO operates internationally in major financial markets and trading areas through our offices Nunavut in Canada, the United States Yukon Northwest Territories and 23 other jurisdictions.

British Alberta Saskatchewan Manitoba Columbia

Newfoundland Ontario Quebec and Labrador

PEI Washington Wisconsin Minnesota Nova Scotia New York New Brunswick Iowa Massachusetts New Jersey Nevada Utah Colorado Kansas Indiana Virginia Illinois California Missouri Arizona P&C Canada (920 branches) and Georgia P&C U.S. (679 branches) Texas Private Client Group Florida BMO Capital Markets

Who we are

Established in 1817, BMO Financial Five years Branches Group serves more than 12 million of progress personal, commercial, corporate and institutional customers in North 1,611 America and internationally. We 1,182 provide a broad range of retail banking, wealth management and 2006 2011 investment banking products through our operating groups: Personal and Number of Full-Time Community Donations Employees and Sponsorships

Commercial Banking (operating as ($ millions) BMO Bank of Montreal in Canada and BMO Harris Bank in the United

47,180 66.4

States); Private Client Group; and 34,942 40.8 BMO Capital Markets. P 27

2006 2011 2006 2011

Our Strategy

- Direct our full energy to the pursuit of our **vision**.
- **Lead** in North America and maintain a strong and growing presence in select global markets where our customers do business.
- Leverage the strength and visibility of the BMO **brand** across every business and customer segment.
- Compete on value and lasting **relationships**. We are a relationship bank.
- Make money make sense: Give our **customers** confidence by helping them control their spending, grow their savings, borrow smartly and invest wisely.
- Ensure our strength in **risk management** is recognized as a defining characteristic of the bank.

Our Priorities

Automated Banking Machines
2,483
3,521
2006
2011
Assets
($ billions)
320
477
2006
2011
Tier 1 Capital[1]
($ billions)
16.6
25.1
2006
2011
Assets under Management and Administration
($ billions)
361
526
2006
2011
Revenue
($ billions)
10.0
13.7
2006
2011
Net Income
($ billions)
2.7
3.3
2006
2011
Earnings per Share – Diluted
($)
5.15
5.26
2006
2011
Dividends Declared per Share
($)
2.26
2.80
2006
2011

[1] 2006 under Basel I; 2011 under Basel II.

BMO Financial Group 194th Annual Report 2011 3

Our Vision: To be the bank that defines great customer experience. Our Strategy Our Priorities

Direct our full energy to the pursuit of our vision. 1. Drive quality earnings growth across all North American personal and commercial banking

Lead in North America and maintain a strong businesses by focusing on industry-leading and growing presence in select global markets customer experience and enhancing operating where our customers do business. and sales force productivity.

Leverage the strength and visibility of the

2. Accelerate the growth of our wealth management

BMO brand across every business and customer businesses by helping our broad range of clients segment. meet all their wealth management needs and by

Compete on value and lasting relationships. continuing to invest in our North American and

We are a relationship bank. global operations.

Make money make sense: Give our customers 3. Build deeper client relationships in our capital confidence by helping them control their markets businesses to deliver growth in net spending, grow their savings, borrow smartly income and strong ROE, while maintaining an and invest wisely. appropriate risk/return profile.

Ensure our strength in risk management 4. Develop our business in select global markets is recognized as a defining characteristic to grow with our clients, expand our capabilities of the bank. and reach new customers.

5. Sustain a culture that focuses on customers, high performance and our people.

Automated Banking Assets Tier 1 Capital1 Assets under

Machines ($ billions) ($ billions) Management and

Administration

($ billions)

3,521 477 25.1 526 2,483 320 16.6 361

2006 2011 2006 2011 2006 2011 2006 2011

Revenue Net Income Earnings per Dividends Declared

($ billions) ($ billions) Share – Diluted per Share

($) ($)

13.7 3.3 2.80

10.0 2.7 5.15 5.26 2.26

2006 2011 2006 2011 2006 2011 2006 2011

1 2006 under Basel I; 2011 under Basel II.

CHAIRMAN’S MESSAGE

David A. Galloway

Chairman of the Board

BMO is on the right course

The scale of This is my final year as the Chair of the Board – and what a momentous year it has been. the opportunity Our major acquisition in the U.S. Midwest this year marked a significant milestone in our long history, and another important advance along our strategic path. The scale of the in a market opportunity it presents, in a market we know well, cannot be overstated. Our presence in the United States has effectively doubled with the purchase of M&I and fulfilling our success we know well there will shape the company’s future. Guiding our new direction are principles that never cannot be change: our abiding belief in the value of preserving deep roots in the communities where we do business, and our steadfast commitment to our customers, existing and new. overstated. These exciting developments arise at a challenging time in the broader business environment.

In spite of this, BMO’s earnings continue to grow. Over the past three years, our shareholders have earned total returns that are better than the comparable market indices in both Canada and the United States. We have an excellent management team in place under Bill Downe. They have “raised the bar” with their unflinching focus on the customer. This passion to deliver a great customer experience will continue to serve all shareholders well in the years to come. As I reach the end of my eight-year term, I want shareholders, fellow directors and everyone on the BMO team to know what a privilege it has been to work on your behalf and be part of this transformation.

I also want to acknowledge the enormous contribution of two other retiring directors who have served on the board with distinction. David Beatty chaired the Risk Committee from 1999 to 2007 and assisted the board and management to bring great clarity to matters, particularly when engaged in complex discussions on risk management. Robert Chevrier has served for 11 years and has chaired the Pension Fund Society for the past four. His enthusiasm and common sense were always welcome. Both directors were appreciated for their forthrightness and candour – qualities that are so essential to the proper functioning of a board. Their contributions will be missed.

The person who will stand as your incoming Chair, Robert Prichard, was nominated by his fellow directors because they have great confidence in his ability to lead the board in the years to come. He has been Chair of the Governance and Nominating Committee and has provided great assistance to me over the past eight years in fulfilling my responsibilities. I welcome his nomination and am confident he will be up to the task. Finally, I want to offer personal thanks to Bill Downe and my fellow directors for the support they have given me during my tenure. It has been a pleasure to work with each of you. I remain very confident in the course we have set and wish you every success along the way.

4 BMO Financial Group 194th Annual Report 2011

PRESIDENT AND CHIEF EXECUTIVE OFFICER’S MESSAGE

William A. Downe

President and Chief Executive Officer

Making sense of a complicated environment – because our customers expect nothing less

The Fundamentals Don’t Change There can be

The objective of our annual report to shareholders is to explain the bank’s performance no compromise during the fiscal year – and to confirm our strategy in view of the environment in which we compete. BMO reported earnings-per-share growth of more than 10% in 2011 and continued when it comes to improve the most powerful predictor of future earnings growth – the willingness of personal, commercial and wealth management customers to recommend BMO. to the importance The front section of this report focuses on issues that concern our key stakeholders as we of customers. all contemplate change that is difficult to predict – and a world that seems to occasionally pause, transfixed by the 24-hour news cycle. In these pages we reflect on the path Our success as forward with a belief that, despite some measure of uncertainty, a process of constructive a business adjustment – one that will be to the ultimate benefit of our customers and society at large – is underway in the global economy. depends entirely People everywhere are rightly questioning what they must do to maintain control of on their success. their current financial situation. At the same time, they want guidance and advice, looking past immediate challenges to the longer term – confident that the decisions they make today are the right ones for a more secure tomorrow. The role we play at BMO is unequivocal: we’re here to help our customers make sense of what it all means.

As we head into 2012, we know that we’ve helped our customers navigate a world of persistent change while managing some major changes of our own. We’ve stayed true to our objectives of giving customers knowledge and control by remembering that the beliefs that define what we do, don’t change. They are distilled into the four themes explored in the articles that follow:

1. There can be no compromise when it comes to the importance of customers. Our success as a business depends entirely on their success.

2. Taking good care of our customers and acting in the long-term interests of shareholders represent a single commitment – one that’s predicated on managing within a sound regulatory framework to protect their interests.

3. Banks are vital intermediaries in the creation of economic growth. We play a role in society that is necessary to maintain the stability of the economic system – not as a separate responsibility, but as a consequence of managing our own business responsibly.

4. While the world economy faces some immediate challenges, the keys to prosperity and growth are not lost. Change opens the door to reconciliation and renewal.

Strong Performance on a Solid Foundation

Our strong operating results in 2011 were driven by the success of 47,000 employees as they put into practice the principles underlying this report’s four themes. Net income rose to $3.3 billion, an increase of $456 million over 2010. Continued steady revenue growth,

BMO Financial Group 194th Annual Report 2011 5

PRESIDENT AND CHIEF EXECUTIVE OFFICER’S MESSAGE

at 12.3%, translated into a return on equity of 15.3%. We delivered good performance despite slower than expected economic growth in the latter half of the year, while advancing the integration of a number of strategic acquisitions.

And as we did, we stayed on our stated agenda.

The enterprise strategy and the specific strategies of our business groups were central to our good results. Pre-tax, pre-provision earnings of more than $5 billion – once again a record for BMO – were achieved with double-digit earnings growth across the three operating businesses.

The condition of the bank reflects strength, flexibility and a commitment to our strategic objectives.

Delivering Value by Serving Customers Better

All that we undertake is aimed at helping our customers make sense of complexity – and succeed. Even in a slow-growth environment, we believe it is possible to achieve quality volume growth with pricing discipline, committing to competitive pricing on the basis of value delivered.

At the same time, it is only through relentless pursuit of operating efficiency that we will be able to deliver great customer experience and earn healthy margins. In seeking to improve the efficiency of the bank, to grow revenue faster than expense, we don’t see superior service as a luxury. Any interaction or experience that is inconvenient or cumbersome for our customers is certain to be unnecessarily expensive for the bank to provide. An account or loan application that is complicated to complete is also time-consuming to review – and collecting the same information more than once is an invitation to error.

Better customer experience works hand in hand with improved efficiency.

In 2012, we’re taking a comprehensive look at the way we do business in all operating groups, confident that there is abundant opportunity to enhance customer experience and improve the bottom line. Specific productivity improvement targets reinforce

6 BMO Financial Group 194th Annual Report 2011

customer advocacy – the willingness of our customers to recommend BMO.

And finally, we continue to raise productivity as a public policy issue and a critical factor in the future success of our business customers. By investing strategically in productivity and innovation, North American companies can continue to compete around the globe without compromise – driving prosperity and growth in our domestic markets.

Helping People Make the Best Decisions

It is clearly the case that acting in the long-term interests of customers is the key to taking good care of shareholders. During 2011 we released the first BMO Financial Literacy Report Card measuring Canadians’ understanding of basic financial concepts and products. This new national index grew out of our recommendations to the Canadian government’s Task Force on Financial Literacy, on which Jacques Ménard, Chairman of BMO Nesbitt Burns, served as Vice-Chair.

We extend the insights gained from stimulating a broader public conversation to our relationship with customers. The value we bring in discussing a new home mortgage is expressed in the confidence customers have in their ability to repay the loan and build equity. We may recommend a lower loan amount or a shorter amortization period rather than artificially low payments – engaging in real conversations with customers about what they can afford.

Our role is not simply to give a thumbs-up or thumbs-down to the aspirations of our customers. We’re there to help individuals and businesses make the best decisions – on their terms – by understanding what’s not in their interest and by pointing to solutions that fit their budget and long-term goals. The result is a natural symmetry, as we build long-term relationships with customers who represent long-term value for our shareholders.

Signs of Growth and Recovery

For customers across our core North American market, careful thought and anticipation regarding financial commitments – and financial opportunities – have never been more important. In Canada, the counsel we offer homebuyers reflects a broader sense of caution about home prices, and of the risks that must be carefully weighed in choosing the structure of any long-term debt. The possibility of rising interest rates is an important consideration in deciding what is affordable.

And in the United States, while we continue to take confidence from the early signs of recovery, it is clear that the rate of improvement is unlikely to be swift – in part because the U.S. economy is somewhat captive to the building of political consensus around policy reform.

PRESIDENT AND CHIEF EXECUTIVE OFFICER’S MESSAGE

Global factors are also important to our customers and therefore have reinforced the deep customer relationships that define BMO. to us, affecting the choices they make, as well as our own. We are proud to be serving many new communities, expanding our The challenges facing Europe will influence the rest of the world strong Midwest presence in a six-state region: Illinois, Wisconsin, for some time. Governments in both developed and emerging Indiana, Minnesota, Missouri and Kansas. economies are wrestling with necessary fiscal rebalancing and We also welcomed 8,000 new employees to BMO, forming one decisions on when to replace stimulus with austerity. workforce grounded in common values and a shared commitment One of the great truths about fundamental change is that it can to customers. be easy to overestimate the speed with which it will unfold – and And, in a year marked by change at many levels, I would like just as easy to underestimate the impact that it will ultimately to recognize the contribution of David Galloway, who will be have. From that perspective, we are optimistic about the future succeeded by Robert Prichard as Chairman of our Board of Directors and remain patient about the time it’s taking to get there. at the Annual Meeting of Shareholders in March 2012. Helping our customers sort through the important questions Mr. Galloway has served as a member of the board with distinction and reach better conclusions is a defining responsibility for BMO. since 1998 and became the first non-executive Chair in 2004. In our three operating businesses, Personal and Commercial During his time leading the board, the bank has fundamentally Banking, Private Client Group and BMO Capital Markets, this was changed the prominence of the customer in our strategy, a principal contributor to performance in the year just finished. emphasizing performance management and quality sustainable growth. Speaking personally, and for every employee of BMO,

Building on Our Competitive Strengths

Across BMO’s new North American footprint, Personal and I would like to thank him for his distinguished leadership and Commercial Banking earned more than $2 billion last year. wise counsel.

This reflected a US$359 million contribution from the U.S., Meeting the Challenges of Change a healthy $1.7 billion contribution from Canada and continued Across the globe, people’s priorities are shifting. They’re reassessing investment in innovation that made a difference for our customers. the organizations and institutions that intersect with their lives The business is being energized by new products and services – and whom they trust. They have high expectations. Successfully including industry-leading Online Banking for Business, the Tap meeting those expectations begins with understanding what

& Go mobile payment tag, SmartSteps for Parents, BMO Money our customers care about most. There’s far more to being a bank Logic and numerous other examples of fresh thinking detailed than simply offering a safe place to deposit money. We’re here elsewhere in this report. to help people control their spending, grow their savings, borrow In our Private Client Group, robust performance from traditional smartly and invest wisely. We’re here to help small businesses wealth management businesses helped drive a 13% gain in grow. To help growing businesses become more competitive. net income to $518 million. This was accompanied by recognition To help competitive businesses find new markets. And to help for excellence from within the industry: BMO Harris Private all businesses be more innovative.

Banking was named the Best Private Bank in Canada for 2011 What we say to customers is very simple: If the challenges we’re by Global Banking & Finance Review. are your challenges we addressing – if you think can help you BMO Capital Markets also had another good year, with net make better decisions – come and talk to us. We understand our income increasing 13% to $920 million and a strong return on business, and we really understand our customers. We want to equity of 20.4%. We’ve expanded the capital markets team, be part of the conversation around the questions that matter. adding substantial talent in U.S. sales, trading and equity research, and gaining recognition as a leader in North American mid cap investment banking.

New Customers, Shareholders and Employees

In the time since our last annual report, we announced and closed William A. Downe the significant acquisition of Marshall & Ilsley and have made

President and Chief Executive Officer tangible progress in the integration of two highly regarded banking franchises with the introduction of BMO Harris Bank. Although we’re in the early days of realizing synergies, the results so far have surpassed our initial projections and, most importantly,

BMO Financial Group 194th Annual Report 2011 7

The conversation begins and ends with customers.

Most businesses say that customers are their number one priority. But many can’t meet the test of clients’ high expectations. Today a bank that measures progress by deposits received or credit extended is missing the point. What matters is how far customers move toward achieving their goals.

At its essence, our business is about Recently people have faced more enriching people’s lives. That means than their usual share of uncertainty. paying close attention when they talk In times like these, they rightly about their priorities – their concerns expect a bank to protect their savings, – their ambitions. It means being to secure their investments – to help advisors, pointing people to the best ensure their financial well-being. choices. And then giving them the This is where conversations about confidence to take control of their changing expectations begin and end financial futures. – with how well we help customers determine what’s best for them, and how they in turn expect the best from us. At the end of the day, our success is defined by our customers’ success.

8 BMO Financial Group 194th Annual Report 2011

Making Money Make Sense

In March 2011, we launched SmartSteps for Parents, an online community with interactive resources for teaching children how to manage money. The response was extraordinary: over the next three months, the number of youth accounts opened was 10 times greater than in the same period a year earlier. In the United States, we recently rolled out Helpful Steps for Parents, and just one month after launch, nearly 5,000 customers had signed up.

Best in Class

World Finance magazine and *Global Banking & Finance Review* named BMO Harris Private Banking the Best Private Bank in Canada for 2011, recognizing the superior level of personal service we provide as trusted advisors to our customers.

Good for Business

We work closely with customers to develop excellent products and services such as Online Banking for Business, one of the first solutions of its kind in Canada. We offer commercial customers a customizable web page that provides a comprehensive view of financial information, payment channels and banking services, allowing them to manage global cash and foreign exchange services.

We asked Canadian National Railway Company (CN), a BMO client, to test the new platform. Employees found it to be a significant improvement over earlier solutions, noting its quick response times, user-friendly interfaces and convenient administrative modules. They particularly appreciated having access to the consolidated cash position for Canadian and U.S. accounts – a major advantage for cross-border clients, who previously had to log in to each account separately. We've now introduced the platform across North America.

19.5%

Our commercial banking lending market share in Canada for loans of $5 million and less reflects the same factors that make BMO a dominant force in the U.S. Midwest: deep expertise in specific sectors, access to local business leaders and a reliable source of capital to fund future growth.

More Listening

Creating a great customer experience is the ultimate goal of all BMO employees. So far, more than 12,000 have enhanced their relationship-building skills with our Customer Conversations training. Over 90% of all employees say they're proud of their achievements in helping customers make the right financial choices.

BMO Financial Group 194th Annual Report 2011 9

DEBBIE BULK, Eurosa Farms DAVE FRASER, Senior Account Manager, BMO

Victoria, BC

Making Money Good for Business

Make Sense We work closely with customers to % In March 2011, we launched SmartSteps develop excellent products and services for Parents, an online community such as Online Banking for Business, 19.5 with interactive resources for teaching one of the first solutions of its kind in children how to manage money. The Canada. We offer commercial customers Our commercial banking lending market response was extraordinary: over the a customizable web page that provides share in Canada for loans of $5 million and next three months, the number of youth a comprehensive view of financial less reflects the same factors that make accounts opened was 10 times greater information, payment channels and BMO a dominant force in the U.S. Midwest: than in the same period a year earlier. banking services, allowing them to deep expertise in specific sectors, access In the United States, we recently rolled manage global cash and foreign to local business leaders and a reliable out Helpful Steps for Parents, and exchange services. source of capital to fund future growth. just one month after launch, nearly We asked Canadian National Railway 5,000 customers had signed up. Company (CN), a BMO client, to test the new platform. Employees found it to be More Listening a significant improvement over earlier solutions, noting its quick response times, Creating a great customer experience is Best in Class user-friendly interfaces and convenient the ultimate goal of all BMO employees. World Finance magazine and Global administrative modules. They particularly So far, more than 12,000 have enhanced Banking & Finance Review named appreciated having access to the their relationship-building skills with BMO Harris Private Banking the Best consolidated cash position for Canadian our Customer Conversations training. Over Private Bank in Canada for 2011, and U.S. accounts a 90% of all employees say they’re proud – major advantage of their achievements in helping customers recognizing the superior level of for cross-border clients, who previously personal service we provide as trusted had to log in to each account separately. make the right financial choices. advisors to our customers.

We’ve now introduced the platform across North America.

BMO Financial Group 194th Annual Report 2011 9

There's general agreement on the building blocks of a well-run bank: Sound, ethical governance. Disciplined risk management. Consistent operating principles. Organizational effectiveness. A belief in quality growth based on proven strengths. Equally critical is a framework that doesn't merely prescribe but is anchored by basic values such as integrity, transparency and trust. Compliance is not an end in itself; a bank's adherence to a code of prudent conduct reinforces its more fundamental respect for the rights of customers and shareholders.

It's been said that the economic challenges of recent years will have created a level playing field for the world's financial institutions. That's true to a degree. But the fact remains that not all banks respond in the same way to these challenges. In order to create a truly level playing field, we need to establish new measures of accountability – beginning with formal benchmarks for comparing how different institutions assess risk.

In the current climate, some may debate how we should balance the reasonable demand for oversight with the practical needs of commerce. But accountability is not a burden. By operating our business responsibly – by maintaining the most stringent controls, day in and day out – we'll earn the confidence of all stakeholders that the course we're pursuing is indeed right for everyone.

PY212-AX362
212-AX362

10 BMO Financial Group 194th Annual Report 2011

Creating value for shareholders and acting in the long-term interest of customers are two sides of the same coin.

Preserving and growing shareholder value can’t be separated from accountability. Customers expect their deposits and investments to be protected. Shareholders seek the solid returns they deserve. And institutions have a responsibility to ensure they have the necessary controls in place and meet the highest standards of transparent disclosure.

There’s general agreement on It’s been said that the economic with the practical needs of commerce. the building blocks of a well-run challenges of recent years will have But accountability is not a burden. bank: Sound, ethical governance. created a level playing field for By operating our business responsibly Disciplined risk management. the world’s financial institutions. – by maintaining the most stringent Consistent operating principles. That’s true to a degree. But the fact controls, day in and day out – we’ll Organizational effectiveness. A belief remains that not all banks respond earn the confidence of all stakeholders in quality growth based on proven in the same way to these challenges. that the course we’re pursuing is strengths. Equally critical is a frame- In order to create a truly level indeed right for everyone. work that doesn’t merely prescribe playing field, we need to establish but is anchored by basic values such new measures of accountability – as integrity, transparency and trust. beginning with formal benchmarks Compliance is not an end in itself; for comparing how different a bank’s adherence to a code of institutions assess risk. prudent conduct reinforces its more In the current climate, some may fundamental respect for the rights debate how we should balance of customers and shareholders. the reasonable demand for oversight

10 BMO Financial Group 194th Annual Report 2011

Fostering Risk Awareness

To further strengthen our risk management culture, BMO has a job rotation program that encourages employees to transfer from Enterprise Risk & Portfolio Management and other business groups.

Strong Bonds

In 2011, BMO Capital Markets acted as lead underwriter on a major bond financing for the City of Chicago. The sale was met with strong investor demand from mutual funds, insurance companies and investment advisors as the BMO team worked with this key public-sector client to convey the message that America's third-largest city is tackling economic challenges head-on while building infrastructure essential for the future.

Risk Management Principles

- Understand and manage. Managing risk is the responsibility of every employee and every risk is assessed.
- Protect our reputation. It is one of our most valuable assets and trust is the foundation of our business.
- Diversify. Limit tail risk. Protect against low-probability, high-impact events.
- Maintain strong capital and liquidity. It is essential to maintaining the safety of our enterprise.
- Optimize risk return. Risk assessments are part of every business decision.

12%

[1] See page 62.

Lipper Fund Awards

BMO Guardian Funds, part of our family of mutual funds, received two prestigious Lipper Fund Awards in 2011 for delivering risk-adjusted performance that was stronger and more consistent than our peers. The winning funds were BMO Guardian Asian Growth and Income Fund and BMO Guardian Global Technology Fund Classic.

BMO Financial Group 194th Annual Report 2011 11

MARIO TRANQUILLE, Senior Commercial Account Advisor, BMO

DOMINIQUE TÉTREAULT, Canam Group Quebec City, QC

Fostering Risk Risk Management

Awareness Principles %

To further strengthen our risk management BMO’s approach to risk management is as 12 culture, BMO has a job rotation program much a part of who we are as our vision that encourages employees to transfer from and values. In 2011, we completed a

Tier 1 capital1 of more than $25 billion Enterprise Risk & Portfolio Management multi-year review of our risk manage-and a strong Tier 1 Capital Ratio of 12% and other business groups. ment approach and the elements of our provide us with financial strength and risk-taking practices. We distilled the flexibility as we continue to execute our insights into five principles that were growth strategy. communicated to all employees:

Strong Bonds 1 See page 62.

Understand and manage. Managing risk In 2011, BMO Capital Markets acted is the responsibility of every employee as lead underwriter on a major bond and every risk is assessed. financing for the City of Chicago. Lipper Fund Awards Protect our reputation. It is one of our The sale was met with strong investor most valuable assets and trust is the BMO Guardian Funds, part of our family demand from mutual funds, insurance foundation of our business. of mutual funds, received two prestigious companies and investment advisors Diversify. Limit tail risk. Protect against Lipper Fund Awards in 2011 for delivering as the BMO team worked with this key low-probability, high-impact events. risk-adjusted performance that was public-sector client to convey the Maintain strong capital and liquidity. stronger and more consistent than our message that America’s third-largest It is essential to maintaining the safety peers. The winning funds were BMO city is tackling economic challenges of our enterprise. Guardian Asian Growth and Income Fund head-on while building infrastructure Optimize risk return. Risk assessments and BMO Guardian Global Technology essential for the future. are part of every business decision. Fund Classic.

BMO Financial Group 194th Annual Report 2011 11

We're intermediaries, directing capital to where it can do the most good – both for the businesses whose success it fuels and the investors who gain from that success. Banks are catalysts for innovation and entrepreneurship. We finance business expansions that create jobs. We enable companies to compete abroad. We help people buy homes, save for their children's education and build secure retirement plans.

At the same time, banks serve as stewards of the financial system – precisely because our efforts on behalf of customers contribute to the overall stability that's needed to sustain economic growth. Stewardship is not a mantle we put on; it's a natural outgrowth of our dedication to responsible management. With every action we take to strengthen our business, we're supporting economic prosperity.

How do we measure our contribution to society? As we work to maintain public trust, we also have to gauge whether we're meeting our customers' needs – and today those needs are changing as customers of all kinds focus more sharply on the future.

But whether we're promoting financial literacy to help families control their spending or providing strategic counsel along with commercial loans, we're doing so within a system that works – that historically has favoured the well-being of the many over the self-interest of the few. By sharing our knowledge and advice, we further our mandate as both facilitators and beneficiaries of a dynamic, robust economy. This is the privileged role that society entrusts to banks – and it's mirrored in the high expectations of our customers and shareholders.

12 BMO Financial Group 194th Annual Report 2011

Banks will live up to the role that society has given them.

Faith in the global banking system has been tested, and understandably so. But we need to make an important distinction: the system has been abused – but it’s not broken. Banks retain the vital role we’ve always had in creating a productive and prosperous society.

We’re intermediaries, directing capital stability that’s needed to sustain But whether we’re promoting financial to where it can do the most good – economic growth. Stewardship is literacy to help families control their both for the businesses whose success not a mantle we put on; it’s a natural spending or providing strategic counsel it fuels and the investors who gain outgrowth of our dedication to along with commercial loans, we’re from that success. Banks are catalysts responsible management. With doing so within a system that works – for innovation and entrepreneurship. every action we take to strengthen that historically has favoured the We finance business expansions that our business, we’re supporting well-being of the many over the self-create jobs. We enable companies to economic prosperity. interest of the few. By sharing our compete abroad. We help people buy knowledge and advice, we further How do we measure our contribution homes, save for their children’s educa- our mandate as both facilitators and to society? As we work to maintain tion and build secure retirement plans. beneficiaries of a dynamic, robust public trust, we also have to gauge economy. This is the privileged role At the same time, banks serve as whether we’re meeting our customers’ that society entrusts to banks – and stewards of the financial system – needs – and today those needs are it’s mirrored in the high expectations precisely because our efforts on behalf changing as customers of all kinds of our customers and shareholders. of customers contribute to the overall focus more sharply on the future.

12 BMO Financial Group 194th Annual Report 2011

Gauging Financial Literacy

Contributions to the Community (%)

29
5
11
11
16
28

- Hospitals and Health Care
- Civic and Community Initiatives
- Education
- Federated Appeals
- Arts and Culture
- Other

$38.5 million

Banking on Health Care

The Orthopaedic Hospital of Wisconsin (OHOW) embodies a vision to raise the standard of orthopaedic care in southeastern Wisconsin. Before it was built, local patients were operated on at general hospitals, resulting in less specialized care. Then a group of doctors came together to build the region's first stand-alone, physician-owned orthopaedic hospital.

They looked for a bank that shared their vision – and understood the capital needs of a health care organization – and chose M&I Bank, now BMO Harris Bank. The facility has flourished, winning awards for quality care and patient and staff satisfaction. OHOW doctors can focus on what they do best – helping patients – supported by a banking relationship that balances bottom-line results with excellent care.

$200 billion

In fiscal 2011, BMO Capital Markets participated in transactions that raised $200 billion of capital.

Educating Homebuyers

To promote financial literacy and affordable housing opportunities for low- and moderate-income families, BMO Harris Bank worked with the Community and Economic Development Association of Cook County for Money Smart Week 2011. Through presentations and workshops, Chicago-area residents learned about the real estate market and support programs available for first-time homebuyers.

Securing the Future

Helping customers invest wisely for their retirement helps ensure financial stability. For the fifth year in a row, BMO Institutional Trust Services (operating as M&I Institutional Trust Services until conversion) won the most Best in Class awards in *PLANSPONSOR* magazine's benchmark customer survey evaluating 401(k) and other defined-contribution retirement plan service providers. We also placed first in customer recommendation: 92.7% of clients were "extremely likely to recommend" our services.

BMO Financial Group 194th Annual Report 2011 13

Gauging Financial Banking on Health Care Educating Homebuyers

Literacy The Orthopaedic Hospital of Wisconsin To promote financial literacy and Making money make sense is a commit- (OHOW) embodies a vision to raise affordable housing opportunities for ment we make to our customers, and to the standard of orthopaedic care in low- and moderate-income families, society as a whole. In 2011, we produced southeastern Wisconsin. Before it was built, BMO Harris Bank worked with the the inaugural BMO Financial Literacy Report local patients were operated on at general Community and Economic Development Card, a baseline index gauging Canadians’ hospitals, resulting in less specialized care. Association of Cook County for Money understanding of common financial terms, Then a group of doctors came together Smart Week 2011. Through presentations products and programs. to build the region’s first stand-alone, and workshops, Chicago-area residents physician-owned orthopaedic hospital. learned about the real estate market They looked for a bank that shared and support programs available for and understood the capital first-time homebuyers.

Contributions to the Community (%) their vision –needs of a health care organization – and chose M&I Bank, now BMO Harris Bank.

29 The facility has flourished, winning awards Securing the Future 28 for quality care and patient and staff Helping customers invest wisely for satisfaction. OHOW doctors can focus on their retirement helps ensure financial 5 what they best do – helping patients – stability. For the fifth year in a row, BMO

16 11 supported by a banking relationship

11 Institutional Trust Services (operating that balances bottom-line results with as M&I Institutional Trust Services until excellent care. conversion) won the most Best in Class Hospitals and Health Care Civic and Community Initiatives awards in PLANSPONSOR magazine’s Education benchmark customer survey evaluating Federated Appeals $ 401(k) and other defined-contribution Arts and Culture Other 200 billion retirement plan service providers. We also placed first in customer recommendation: $ In fiscal 2011, BMO Capital Markets 92.7% of clients were “extremely likely participated in transactions that raised to recommend” our services.

38.5million $200 billion of capital.

BROOKE NAPIWOCKI, Vice-President, Healthcare Group, BMO Harris Bank THOMAS SWIDERSKI, Director of Financial Services/CFO, OHOW

Glendale, WI

BMO Financial Group 194th Annual Report 2011 13

The keys to prosperity and growth are not lost.

Some believe that the world's advanced economies are facing a lost decade. This is far from inevitable, in our view. But it is inevitable that adjustments will have to be made. We have the ability to shift the current debate. Instead of focusing on what's gone wrong and who's to blame, there's something to be said for choosing to look forward and making the necessary changes demanded by a different economic reality.

- Entire populations will have to reconcile themselves to a standard of living that better reflects the new economic context. As various stake-holders accept the need to coordinate their efforts and make reasonable compromises, we'll all have to take some medicine. There is no alternative to the resolution process.
- Governments will act as they know they must, making adjustments to how they balance their budgets, structure their tax systems and adapt to new fiscal realities. Already we see signs of a more thoughtful approach to managing public debt. And judicious investors with realistic expectations are lending their support.
- Companies and entrepreneurial individuals will continue to identify unmet needs in the marketplace – and meet them. Emerging customer trends will generate new opportunities. Great companies, as in any period of fundamental change, will reinvent their market position – and new companies will emerge alongside them. Ideas, the currency of the knowledge economy, are what energize companies and propel them into new markets. But it also takes the material investment that banks provide, as we evolve our own business culture to embrace more innovative thinking.
- Households and individuals will continue to take control of their personal balance sheets. Caution is appropriate – and here again banks can help, offering insights and advice tested by experience. By helping more customers secure their financial well-being, we ensure our businesses will flourish as well.

14 BMO Financial Group 194th Annual Report 2011

The keys to prosperity and growth are not lost.

In a changed world, great businesses will continue to do well. Not because they know exactly what the future holds, but because they’re ready for it.

Some believe that the world’s Governments will act as they know banks provide, as we evolve our advanced economies are facing a lost they must, making adjustments business culture to embrace more decade. This is far from inevitable, to how they balance their budgets, innovative thinking. in our view. But it is inevitable that structure their tax systems and adapt

Households and individuals will adjustments will have to be made. to new fiscal realities. Already continue to take control of their We have the ability to shift the current we see signs of a more thoughtful personal balance sheets. Caution is debate. Instead of focusing on what’s approach to managing public appropriate – and here again banks gone wrong and who’s to blame, debt. And judicious investors with can help, offering insights and there’s something to be said for realistic expectations are lending advice tested by experience. By choosing to look forward and making their support. helping more customers secure their the necessary changes demanded

Companies and entrepreneurial financial well-being, we ensure our by a different economic reality. individuals will continue to identify businesses will flourish as well. There are signals from the current unmet needs in the marketplace The keys to future prosperity and environment that structural changes – and meet them. Emerging growth are in our hands. And we’ll are underway in the North American customer trends will generate new keep on finding new ways to adapt economy and beyond. It’s a simple fact opportunities. Great companies, as in them – as successful banks, and all that some key steps need to be taken: any period of fundamental change, great enterprises, have always done. will reinvent their market position –

Entire populations will have to and new companies will emerge reconcile themselves to a standard alongside them. Ideas, the currency of living that better reflects the new of the knowledge economy, are economic context. As various stake-what energize companies and propel holders accept the need to coordinate them into new markets. But it also their efforts and make reasonable takes the material investment that compromises, we’ll all have to take some medicine. There is no alternative to the resolution process.

14 BMO Financial Group 194th Annual Report 2011

DALE NELSON
Rousseau Farming Company
Phoenix, AZ

Diversity Initiatives

In 2011, after completing an internal study, we set three priorities for fostering diversity at BMO:

- Increase the advancement of women into leadership ranks.
- Achieve competitive parity in the representation of people with disabilities.
- Accelerate the recruitment and development of minority employees in the United States and lead in attracting and retaining Aboriginal employees in Canada.

Growth Platform

As part of BMO's ongoing China Incorporation Project, in 2011 we implemented our core banking platform, a technology that supports business transaction processing and financial reporting. This new system will help meet the future growth needs of our BMO ChinaCo subsidiary.

Point of View

Responsible businesses have a clear point of view on key economic and social issues. Over the past year, we've continued to add our voice to the public discourse. Kevin Lynch, BMO's Vice-Chair, was a driving force behind the 4Front Atlantic Conference in Halifax, a policy symposium for business, community and academic leaders hosted by BMO and law firm McInnes Cooper. Lynch joined our CEO, Bill Downe, in offering fresh perspectives on mobilizing for change and finding innovative ways to compete successfully.

Business Innovation

In 2011, we introduced a first for Canadian business banking customers: a service that supports secure payments using mobile devices. Now customers can make payment decisions anytime, anywhere, through text messaging and email.

Educational Value

In 2011, we enhanced our leadership development programs, aimed at both first-time managers and managers of managers. Combining classroom sessions with on-the-job learning, the action-oriented programs teach our leaders how to better motivate their teams to deliver on BMO's vision and strategy.

The Value of Ideas

Ideas are the key to future economic growth. Last year, our $4 million gift to the Perimeter Institute for Theoretical Physics helped create the BMO Isaac Newton Chair in Theoretical Physics. In 2011, leading Massachusetts Institute of Technology physicist Xiao-Gang Wen became the inaugural chairholder.

BMO Financial Group 194th Annual Report 2011 15

DALE NELSON

Rousseau Farming Company Phoenix, AZ

Diversity Initiatives Point of View Educational Value

In 2011, after completing an internal Responsible businesses have a clear In 2011, we enhanced our leadership study, we set three priorities for fostering point of view on key economic and development programs, aimed at both diversity at BMO: social issues. Over the past year, we’ve first-time managers and managers of Increase the advancement of women continued to add our voice to the managers. Combining classroom sessions into leadership ranks. public discourse. Kevin Lynch, BMO’s with on-the-job learning, the action- Achieve competitive parity in the Vice-Chair, was a driving force behind oriented programs teach our leaders representation of people with disabilities. the 4Front Atlantic Conference in how to better motivate their teams Accelerate the recruitment and Halifax, a policy symposium for business, to deliver on BMO’s vision and strategy. development of minority employees community and academic leaders in the United States and lead in attracting hosted by BMO and law firm McInnes and retaining Aboriginal employees Cooper. Lynch joined our CEO, Bill The Value of Ideas in Canada. Downe, in offering fresh perspectives on mobilizing for change and finding Ideas are the key to future economic innovative ways to compete successfully. growth. Last year, our $4 million gift to Growth Platform the Perimeter Institute for Theoretical Physics helped create the BMO Isaac As part of BMO’s ongoing China Incorpora- Business Innovation Newton Chair in Theoretical Physics. tion Project, in 2011 we implemented our In 2011, leading Massachusetts Institute core banking platform, a technology that In 2011, we introduced a first for of Technology physicist Xiao-Gang Wen supports business transaction processing Canadian business banking customers: became the inaugural chairholder. and financial reporting. This new system a service that supports secure payments will help meet the future growth needs of using mobile devices. Now customers our BMO ChinaCo subsidiary. can make payment decisions anytime, anywhere, through text messaging and email.

BMO Financial Group 194th Annual Report 2011 15

CORPORATE DIRECTORY

Corporate Governance

Our core values guide the board’s oversight, its relationship with management and its accountability to shareholders Our governance responsibilities are integral to our performance and long-term sustainability Our corporate governance standards reflect emerging best practices and meet or exceed legal and regulatory requirements Proper governance is important to our owners, our customers, our employees, our communities – to us

We strive to earn and retain the trust of our shareholders through our high standards of corporate governance. We have rigorous oversight and regulations in place, and we work to embed those practices in our culture.

Our board is accountable to shareholders

Our Board of Directors supervises the management of our business and affairs to enhance shareholder value. Regular assessment of the board ensures it has the appropriate number of members and diverse expertise to make effective decisions. The board provides well-informed strategic direction and oversight, emphasizing long-term sustainability and strong corporate governance over short-term financial performance. Our core values guide that strategic direction and oversight, as well as the board’s relationship with management and accountability to shareholders.

Our governance practices promote ethical business conduct

FirstPrinciples, our comprehensive code of business conduct and ethics, guides our ethical decision making and conduct by our directors, officers and employees. The board, through its Audit Committee, reviews the operation of FirstPrinciples. Each year, every director, officer and employee must sign an acknowledgement that they have read, understood and complied with FirstPrinciples. We also have an online learning program for new employees and online testing for all employees on FirstPrinciples.

We encourage employees and officers to raise concerns about ethical conduct and violations of FirstPrinciples. We investigate complaints and take appropriate action, escalating to the board and Audit Committee if necessary. Our whistleblower procedures allow officers and employees to report concerns anonymously, through the Office of the Ombudsman, without fear of retaliation.

Our board and our Chairman are independent of management

We believe that good governance depends on the exercise of sound, objective and independent judgment by the board. With help from the Governance and Nominating Committee, the board assesses the independence of directors against legal and regulatory criteria. All directors are independent except for William Downe, our President and CEO.

The Chairman of the Board is an independent director who ensures that the board operates separately from management and that directors have an independent leadership contact. Each board meeting includes time for independent directors to meet with the Chairman, without management or non-independent directors present. Each board committee meeting also has a session without management present. Similar sessions also happen outside formal board and committee meetings.

16 BMO Financial Group 194th Annual Report 2011

CORPORATE DIRECTORY

Our compensation programs reflect best practices

Our director and executive compensation programs are strongly aligned with governance best practices. They are benchmarked to ensure they are competitive and fair. Our pay-for-performance executive compensation model includes clawbacks and discourages excessive risk-taking. We have share ownership requirements because we believe that when directors and executives own shares they are motivated to act in shareholders’ best interests. Our policies prohibit directors and senior officers from hedging their economic interest in bank shares, securities or related financial instruments.

Our board supports open dialogue and exchange of ideas with shareholders

The board supports open dialogue and exchange of ideas with shareholders and other stakeholders, as set out in our Shareholder Engagement Policy, through many channels, including our annual shareholder meeting, the annual report, management proxy circular, quarterly reports, annual information form, news releases, website and industry conferences.

Our website provides extensive information about the board, including approval and oversight guidelines, committee chairs and directors and the board’s mandate.

Our Governance Structure

The board and its committees act independently. Every board and committee meeting includes in-camera sessions without management present.

Risk Management Committee Board of Oversees risk and governance at Shareholders ELECT Directors APPOINT Management APPOINT the highest levels of management

Disclosure Committee

Ensures accurate and timely public disclosure

ELECT APPOINT

Reputation Risk Committee

Reviews signifi cant risks to our reputation

Governance and Management Committee Nominating Committee Sets and manages enterprise strategy

Human Resources and performance Committee Performance Committee Risk Review Committee Drives enterprise results and delivers on corporate priorities

Leadership Council

Aligns employees around enterprise

Shareholders’

REPORT Audit Committee and group strategies

Auditors

BMO Financial Group 194th Annual Report 2011 17

CORPORATE DIRECTORY

1
2
3
4
5
6
7
8

Board of Directors*

3 **Sophie Brochu,** President and Chief Executive Officer, Gaz Métro
Board/Committees: Audit
Other public boards: BCE Inc.
Director since: 2011

4 **Robert Chevrier, F.C.A.** President, Société de gestion Roche Inc.
Board/Committees: Audit, The Pension Fund Society of the Bank of Montreal (Chair)
Other public boards: Cascades Inc., CGI Group Inc., Richelieu Hardware Ltd.
Director since: 2000

7 **Christine A. Edwards,** Capital Partner, Winston & Strawn
Board/Committees: Human Resources, Risk Review
Director since: 2010

8 **Ronald H. Farmer,** Managing Director, Mosaic Capital Partners
Board/Committees: Audit, Human Resources, The Pension Fund Society of the Bank of Montreal
Director since: 2003

9 **David A. Galloway,** Chairman of the Board
Board/Committees: Audit, Governance and Nominating, Human Resources, Risk Review, The Pension Fund Society of the Bank of Montreal
Other public boards: Scripps Networks Interactive, Inc., Toromont Industries Ltd.
Director since: 1998

13 **Dr. Martha C. Piper, O.C., O.B.C.** Corporate Director, former President and Vice-Chancellor, The University of British Columbia
Board/Committees: Audit, Governance and Nominating
Other public boards: Shoppers Drug Mart Corporation, TransAlta Corporation
Director since: 2006

16 **Don M. Wilson III,** Corporate Director
Board/Committees: Human Resources, Risk Review, The Pension Fund Society of the Bank of Montreal
Other public boards: Ethan Allen Interiors Inc.
Director since: 2008

*As of October 31, 2011.

Honorary Directors

Stephen E. Bachand, Ponte Vedra Beach, FL, United States
Ralph M. Barford, Toronto, ON
Matthew W. Barrett, O.C., LL.D. Oakville, ON
Peter J.G. Bentley, O.C., LL.D. Vancouver, BC
Claire P. Bertrand, Montreal, QC
Frederick S. Burbidge, O.C. Frelighsburg, QC
Tony Comper, Toronto, ON
Pierre Côté, C.M. Quebec City, QC
C. William Daniel, O.C., LL.D. Toronto, ON
Louis A. Desrochers, C.M., c.r., A.O.E. Edmonton, AB
A. John Ellis, O.C., LL.D., O.R.S. Vancouver, BC
John F. Fraser, O.C., LL.D., O.R.S. Winnipeg, MB
Thomas M. Galt, Toronto, ON
Richard M. Ivey, C.C., Q.C. Toronto, ON
Betty Kennedy, O.C., LL.D. Campbellville, ON
Eva Lee Kwok, Vancouver, BC
J. Blair MacAulay, Oakville, ON
Ronald N. Mannix, O.C. Calgary, AB
Robert H. McKercher, Q.C. Saskatoon, SK
Eric H. Molson, Montreal, QC
Jerry E.A. Nickerson, North Sydney, NS
Jeremy H. Reitman, Montreal, QC
Lucien G. Rolland, O.C. Montreal, QC
Joseph L. Rotman, O.C., LL.D. Toronto, ON
Nancy C. Southern, Calgary, AB

18 BMO Financial Group 194th Annual Report 2011

CORPORATE DIRECTORY

Board of Directors*

To promote alignment of our strategic goals across all our businesses, each director sits on at least one board committee and the President and CEO is invited to all committee meetings. We review membership of all committees annually.

1 Robert M. Astley, Former President and Chief 6 William A. Downe, President and Chief Executive 12 Philip S. Orsino, O.C., F.C.A. President of Jeld-Wen Inc. Executive Officer, Clarica Life Insurance Company Officer, BMO Financial Group Board/Committees: Audit (Chair), Governance and former President, Sun Life Financial Canada Board/Committees: Attends all committee and Nominating Board/Committees: Governance and Nominating, meetings as an invitee Other public boards: Clairvest Group Inc.

Human Resources (Chair), Risk Review Other public boards: ManpowerGroup Director since: 1999 Director since: 2004 Director since: 2007

13 Dr. Martha C. Piper, O.C., O.B.C. Corporate

2 David R. Beatty, O.B.E. Chairman and Chief 7 Christine A. Edwards, Capital Partner, Director, former President and Vice-Chancellor, Executive Officer, Beatinvest Limited Winston & Strawn The University of British Columbia Board/Committees: Human Resources, Risk Review Board/Committees: Human Resources, Risk Review Board/Committees: Audit, Governance Other public boards: FirstService Corporation, Director since: 2010 and Nominating Inmet Mining Corporation, Walter Energy Inc. Other public boards: Shoppers Drug Mart Director since: 1992 8 Ronald H. Farmer, Managing Director, Corporation, TransAlta Corporation Mosaic Capital Partners Director since: 2006

3 Sophie Brochu, President and Chief Executive Board/Committees: Audit, Human Resources,

Officer, Gaz Métro The Pension Fund Society of the Bank of Montreal 14 J. Robert S. Prichard, O.C., O.Ont. Chair of Torys LLP Board/Committees: Audit Director since: 2003 Board/Committees: Governance and Other public boards: BCE Inc. Nominating (Chair), Risk Review Director since: 2011 9 David A. Galloway, Chairman of the Board Other public boards: George Weston Limited, Board/Committees: Audit, Governance and Onex Corporation

4 Robert Chevrier, F.C.A. President, Nominating, Human Resources, Risk Review, Director since: 2000 Société de gestion Roche Inc. The Pension Fund Society of the Bank of Montreal

Board/Committees: Audit, The Pension Fund Other public boards: Scripps Networks Interactive, 15 Guylaine Saucier, F.C.A., C.M. Corporate Director Society of the Bank of Montreal (Chair) Inc., Toromont Industries Ltd. Board/Committees: Audit, Risk Review Other public boards: Cascades Inc., CGI Group Inc., Director since: 1998 Other public boards: Areva, Danone, Wendel Richelieu Hardware Ltd. Director since: 1992 Director since: 2000 10 Harold N. Kvisle, Former President and Chief Executive Officer, TransCanada Corporation 16 Don M. Wilson III, Corporate Director

5 George A. Cope, President and Chief Executive Board/Committees: Human Resources, Risk Review Board/Committees: Human Resources, Risk Review, Officer, BCE Inc. and Bell Canada Other public boards: ARC Resources Ltd., The Pension Fund Society of the Bank of Montreal Board/Committees: Human Resources Talisman Energy Inc. Other public boards: Ethan Allen Interiors Inc. Other public boards: BCE Inc., Bell Aliant Director since: 2005 Director since: 2008 Director since: 2006

11 Bruce H. Mitchell, President and Chief Executive Officer, Permian Industries Limited Board/Committees: Governance and Nominating, Risk Review (Chair)

Director since: 1999 *As of October 31, 2011.

Honorary Directors

Stephen E. Bachand, Ponte Vedra Beach, FL, C. William Daniel, O.C., LL.D. Toronto, ON Ronald N. Mannix, O.C. Calgary, AB United States

Louis A. Desrochers, C.M., c.r., A.O.E. Edmonton, AB Robert H. McKercher, Q.C. Saskatoon, SK Ralph M. Barford, Toronto, ON

A. John Ellis, O.C., LL.D., O.R.S. Vancouver, BC Eric H. Molson, Montreal, QC Matthew W. Barrett, O.C., LL.D. Oakville, ON

John F. Fraser, O.C., LL.D., O.R.S. Winnipeg, MB Jerry E.A. Nickerson, North Sydney, NS Peter J.G. Bentley, O.C., LL.D. Vancouver, BC

Thomas M. Galt, Toronto, ON Jeremy H. Reitman, Montreal, QC Claire P. Bertrand, Montreal, QC

Richard M. Ivey, C.C., Q.C. Toronto, ON Lucien G. Rolland, O.C. Montreal, QC Frederick S. Burbidge, O.C. Frelighsburg, QC

Betty Kennedy, O.C., LL.D. Campbellville, ON Joseph L. Rotman, O.C., LL.D. Toronto, ON Tony Comper, Toronto, ON

Eva Lee Kwok, Vancouver, BC Nancy C. Southern, Calgary, AB Pierre Côté, C.M. Quebec City, QC

J. Blair MacAulay, Oakville, ON

18 BMO Financial Group 194th Annual Report 2011

CORPORATE DIRECTORY

9
10
11
12
13
14
15
16

Board Committees

Committees/Members*	Responsibilities
Audit Committee Philip S. Orsino (Chair) Sophie Brochu Robert Chevrier Ronald H. Farmer David A. Galloway Martha C. Piper Guylaine Saucier	• Oversees the accurate and clear reporting of financial information • Oversees the integrity of our internal controls, disclosure controls and internal audit function, as well as compliance with legal, regulatory and auditor independence requirements • Monitors transactions involving related parties, conflicts of interest, the use and disclosure of confidential and personal information, and standards of business conduct • Reviews reports on environmental, social and governance issues
Governance and Nominating Committee J. Robert S. Prichard (Chair) Robert M. Astley David A. Galloway Bruce H. Mitchell Philip S. Orsino Martha C. Piper	• Develops governance principles and guidelines • Assesses governance practices against best practices worldwide • Plans director succession and identifies director candidates • Reviews director orientation and compensation programs • Reviews shareholder proposals and recommends responses
Human Resources Committee Robert M. Astley (Chair) David R. Beatty George A. Cope Christine A. Edwards Ronald H. Farmer David A. Galloway Harold N. Kvisle Don M. Wilson III	• Assists the board in overseeing the appointment, compensation and performance evaluation of senior executives • Helps design pay-for-performance compensation programs that safeguard against excessive risk-taking • Ensures effective talent development and retention strategies • Reviews succession planning for the President and CEO and all senior executives including a thorough review of potential successors' capabilities and development plans
Risk Review Committee Bruce H. Mitchell (Chair) Robert M. Astley David R. Beatty Christine A. Edwards David A. Galloway Harold N. Kvisle J. Robert S. Prichard Guylaine Saucier Don M. Wilson III	• Helps identify and manage significant risks • Reviews the organizational structure, resources and effectiveness of the risk management function, our risk appetite statement and management's evaluation of the performance of our risk rating systems • Monitors compliance with risk-related regulatory requirements

*As of October 31, 2011.

BMO Financial Group 194th Annual Report 2011 19

CORPORATE DIRECTORY

Board Committees

Committees/Members* Responsibilities

Audit Committee Oversees the accurate and clear reporting of financial information Philip S. Orsino (Chair)

Oversees the integrity of our internal controls, disclosure controls and internal audit function, Sophie Brochu as well as compliance with legal, regulatory and auditor independence requirements Robert Chevrier Ronald H. Farmer Monitors transactions involving related parties, conflicts of interest, the use and disclosure David A. Galloway of confidential and personal information, and standards of business conduct Martha C. Piper Reviews reports on environmental, social and governance issues Guylaine Saucier

Governance and Nominating Committee Develops governance principles and guidelines J. Robert S. Prichard (Chair)

Assesses governance practices against best practices worldwide Robert M. Astley David A. Galloway Plans director succession and identifies director candidates Bruce H. Mitchell director orientation and compensation programs Reviews Philip S. Orsino Martha C. Piper Reviews shareholder proposals and recommends responses

Human Resources Committee Assists the board in overseeing the appointment, compensation and performance evaluation Robert M. Astley (Chair) of senior executives David R. Beatty Helps design pay-for-performance compensation programs that safeguard against excessive George A. Cope Christine A. Edwards risk-taking Ronald H. Farmer Ensures effective talent development and retention strategies David A. Galloway Reviews succession planning for the President and CEO and all senior executives including Harold N. Kvisle Don M. Wilson III a thorough review of potential successors’ capabilities and development plans

Risk Review Committee Helps identify and manage significant risks Bruce H. Mitchell (Chair)

Reviews the organizational structure, resources and effectiveness of the risk management Robert M. Astley function, our risk appetite statement and management’s evaluation of the performance David R. Beatty Christine A. Edwards of our risk rating systems David A. Galloway Monitors compliance with risk-related regulatory requirements Harold N. Kvisle J. Robert S. Prichard Guylaine Saucier Don M. Wilson III

*As of October 31, 2011.

BMO Financial Group 194th Annual Report 2011 19

CORPORATE DIRECTORY

Management Committee

William Downe, President and Chief Executive Officer, BMO Financial Group, is responsible for the overall leadership and vision of BMO Financial Group, and is accountable to shareholders through the Board of Directors for defining, communicating and implementing strategic and operational goals that will maximize shareholder value. The President and CEO has responsibility for our enterprise-wide performance and financial results, including Profit & Loss, Balance Sheet and Shareholder Value metrics. Joined BMO in 1983; in role since March 2007

BMO Financial Group

Rose Patten, Special Advisor to the President and Chief Executive Officer, partners with the business group heads to advise on select enterprise strategies – with particular emphasis on organization effectiveness and leadership development. This includes key advisory roles in BMO's growing operations in the U.S. and China. Joined BMO in 1995; in role since February 2011

Personal and Commercial Banking Canada

Alex Dousmanis-Curtis*, Senior Vice-President, Greater Toronto Division and Customer Contact Centre, is responsible for delivering net income growth, improvements in sales & service, distribution productivity and continuous improvement in sales leadership and performance management throughout Greater Toronto Division. She is also accountable for leading P&C Customer Contact Centres nationally. Joined BMO in 2007; in role since April 2007

François Hudon*, Senior Vice-President, Quebec Division and Co-Head, North American Specialized Sales, is responsible for delivering net income growth, improvements in sales & service, distribution productivity and continuous improvement in sales leadership and performance management throughout Quebec Division. He also has additional responsibility working with Christopher McComish for North American Specialized Sales. Joined BMO in 2000; in role since May 2007

Personal and Commercial Banking U.S.

Private Client Group

Connie Stefankiewicz, President and Chief Executive Officer, BMO InvestorLine, is responsible for developing and implementing the business strategy for the online brokerage business in Canada in alignment with the overall Private Client Group strategy. Joined BMO in 1990; in role since November 2005

BMO Capital Markets

Patrick Cronin*, Head, Trading Products, is responsible for our Trading Products business, including: Debt Products, Equity Products and Research, Financial Products, Foreign Exchange Products, Investor Products and Credit Investment Management, Securitization and Asset Portfolio Management. Joined BMO in 1993; in role since April 2011

Enterprise Risk and Portfolio Management

Finance

Human Resources

Legal, Corporate and Compliance Group

Simon Fish, Executive Vice-President and General Counsel, BMO Financial Group, is BMO Financial Group's general counsel, responsible for managing the group's legal, compliance and corporate security functions. His responsibilities include advising on mergers and acquisitions, securities and banking regulation, corporate governance and commercial litigation. Joined BMO in 2008; in role since May 2008

Marketing and Corporate Communications

Office of Strategic Management

Joanna Rotenberg, Senior Vice-President, Office of Strategic Management, is accountable for building our strategic capability across all businesses and strengthening the linkages between our strategic plans, financial targets and business plans. Joined BMO in 2010; in role since July 2010

Technology and Operations

20 BMO Financial Group 194th Annual Report 2011

CORPORATE DIRECTORY

Management Committee

The Management Committee is responsible for reviewing enterprise and group strategies; monitoring strategic initiatives; approving mergers and acquisitions, financial targets and plans and culture and diversity goals; governing investment in initiatives across the enterprise; and tracking performance and results. They meet monthly.

William Downe, President and Chief management of all personal and Private Client Group Enterprise Risk and Portfolio Management

Executive Officer, BMO Financial Group, commercial banking products. Joined

Gilles Ouellette, President and Chief Surjit Rajpal, Executive Vice-President is responsible for the overall leadership BMO in 2009; in role since July 2010 Executive Officer, Private Client Group, and Chief Risk Officer, BMO Financial and vision of BMO Financial Group, and * Alex Dousmanis-Curtis , Senior Vice- is responsible for BMO Financial Group’s Group, is responsible for enterprise-wide is accountable to shareholders through President, Greater Toronto Division and wealth management businesses. He is risk and portfolio management at BMO the Board of Directors for defining, Customer Contact Centre, is responsible also Deputy Chair, BMO Nesbitt Burns and Financial Group. Joined BMO in 1982; in communicating and implementing for delivering net income growth, Chairman of BMO ChinaCo. Joined BMO role since March 2011 strategic and operational goals that improvements in sales & service, in 1979; in role since May 1999 will maximize shareholder value. The Finance distribution productivity and continuous President and CEO has responsibility Connie Stefankiewicz, President and improvement in sales leadership and Thomas Flynn, Executive Vice-President for our enterprise-wide performance Chief Executive Officer, BMO InvestorLine, performance management throughout and Chief Financial Officer, BMO Financial and financial results, including Profit & is responsible for developing and Greater Toronto Division. She is also Group, is responsible for BMO Financial Loss, Balance Sheet and Shareholder implementing the business strategy for accountable for leading P&C Customer Group’s financial strategy, financial Value metrics. Joined BMO in 1983; in the online brokerage business in Canada Contact Centres nationally. Joined BMO reporting and planning, treasury man-role since March 2007 in alignment with the overall Private in 2007; in role since April 2007 agement, investor relations, corporate Client Group strategy. Joined BMO in BMO Financial Group development and enterprise-wide François Hudon*, Senior Vice-President, 1990; in role since November 2005 strategy development. Joined BMO Ellen Costello, President and Chief Quebec Division and Co-Head, North * Charyl Galpin , Co-Head, Private in 1992; in role since March 2011 Executive Officer, BMO Financial Corp. American Specialized Sales, is respon-Client Division, BMO Nesbitt Burns, and U.S. Country Head, is responsible sible for delivering net income growth, Human Resources shares responsibility for developing and for providing governance and regulatory improvements in sales & service, Richard Rudderham, Executive Vice-implementing the business strategy for oversight for all of BMO’s U.S. businesses. distribution productivity and continuous President and Head, Human Resources, the full-service brokerage business in This includes ensuring all U.S. activities of improvement in sales leadership and is responsible for BMO Financial Group’s Canada in alignment with the overall the bank are consistent with the values, performance management throughout human resources strategies and Private Client Group strategy. Joined BMO principles and the strategic initiatives Quebec Division. He also has additional processes globally to grow and sustain in 1979; in role since February 2011 set by BMO and approved by the BMO responsibility working with Christopher * a culture that focuses on customers, board. Joined BMO in 1983; in role since McComish for North American Specialized Richard Mills , Co-Head, Private Client high performance and people. Joined July 2011 Sales. Joined BMO in 2000; in role since Division, BMO Nesbitt Burns, shares BMO in 1989; in role since February 2011 May 2007 responsibility for developing and imple-

The Honourable Kevin G. Lynch, P.C., Legal, Corporate and Compliance Group menting the business strategy for Vice-Chair, BMO Financial Group, is a Personal and Commercial Banking U.S. the full-service brokerage business in Simon Fish, Executive Vice-President and key strategic advisor to senior manage-Mark Furlong, President and Chief Canada in alignment with the overall General Counsel, BMO Financial Group, ment on domestic and international Executive Officer, BMO Harris Bank N.A., Private Client Group strategy. Joined is BMO Financial Group’s general counsel, markets. Joined BMO in 2010; in role is responsible for the strategic direction BMO in 1986; in role since February 2011 responsible for managing the group’s since March 2010 and performance of our U.S. personal and legal, compliance and corporate security

BMO Capital Markets

Rose Patten, Special Advisor to the commercial banking business throughout functions. His responsibilities include President and Chief Executive Officer, the Midwest, Arizona and Florida, Tom Milroy, Chief Executive Officer, advising on mergers and acquisitions, partners with the business group heads to driving profitable business growth both BMO Capital Markets, is responsible for securities and banking regulation, advise on select enterprise strategies – organically and through acquisition. Joined all of BMO Financial Group’s businesses corporate governance and commercial with particular emphasis on organization BMO in 2011; in role since July 2011 serving corporate, institutional and litigation. Joined BMO in 2008; in role effectiveness and leadership develop- government clients in North America and Ann Benschoter, Executive Vice- since May 2008 ment. This includes key advisory roles in around the world. Joined BMO in 1993; President, Personal and Commercial Marketing and Corporate Communications

BMO’s growing operations in the U.S. and in role since March 2008 U.S. Headquarters, is accountable for

China. Joined BMO in 1995; in role since Eric Tripp, President, BMO Capital Douglas Stotz, Executive Vice-President the development and implementation February 2011 Markets, is responsible for balance and Chief Marketing Officer, BMO Financial of customer strategies and our integrated Russel Robertson, Executive Vice- distribution strategy, as well as the man- sheet and risk management, including Group, is responsible for corporate President, Business Integration, BMO agement of all personal and commercial oversight of our capital, liquidity and risk marketing and corporate communications Financial Group and Vice-Chair, BMO banking products. Joined BMO in 2011; exposures, across all Capital Markets’ lines for BMO Financial Group. Joined BMO in Financial Corp., is responsible for the in role since July 2011 of business. He also has responsibility 2011; in role since February 2011 integration of the former Harris Bank and for BMO Capital Markets’ operations in Office of Strategic Management David Casper*, Executive Vice-President, the former Marshall & Ilsley Bank into Europe and Asia, as well as the bank’s Commercial Banking Division, Personal Joanna Rotenberg, Senior Vice-President, BMO Harris Bank. Joined BMO in 2008; New York and Chicago branches. Joined and Commercial U.S., is responsible for Office of Strategic Management, is in role since March 2011 BMO in 1983; in role since April 2011 executing strategy and driving perfor- * accountable for building our strategic Personal and Commercial Banking Canada mance of BMO Harris Bank commercial William Butt , Head, Investment and capability across all businesses and banking, and has direct responsibility Corporate Banking, has responsibility strengthening the linkages between Frank Techar, President and Chief for commercial product management for all BMO’s business with corporate our strategic plans, financial targets and Executive Officer, Personal and and lending. Joined BMO in 1978; in role and government clients worldwide, business plans. Joined BMO in 2010; in Commercial Banking Canada, oversees since March 2010 encompassing equity and debt under- role since July 2010 the strategic direction for delivery writing, corporate lending and project of our banking services through BMO Christopher McComish*, Executive Vice- Technology and Operations financing and merger and acquisitions Bank of Montreal, which serves more President, Personal Banking (Illinois, advisory services. Joined BMO in 1993; Jean-Michel Arès, Group Head, than 7 million retail and commercial Indiana, Missouri, Kansas) and Co-Head, in role since May 2008 Technology and Operations, is responsible customers across Canada. In addition, he North American Specialized Sales, is Patrick Cronin*, Head, Trading Products, for managing, maintaining and providing leads the enterprise customer experience responsible for executing strategy and is responsible for our Trading Products governance related to information initiative across all business units. Joined driving performance of the BMO Harris business, including: Debt Products, technology, operations services, real BMO in 1984; in role since July 2006 Bank personal banking network in Illinois, Equity Products and Research, Financial estate and sourcing for BMO Financial Cameron Fowler, Executive Vice- Indiana, Missouri and Kansas, and has Products, Foreign Exchange Products, Group. Joined BMO in 2010; in role President, Personal and Commercial direct responsibility for business banking Investor Products and Credit Investment since April 2010 Banking Canada, is accountable for the and indirect auto, mortgage and consumer lending. Joined BMO in 2008; in role since Management, Securitization and Asset development and implementation of December 2008 Portfolio Management. Joined BMO in customer strategies and our integrated *Indicates a rotating membership with each 1993; in role since April 2011 distribution strategy, as well as the member attending every second meeting.

As of October 31, 2011.

CORPORATE DIRECTORY

Performance Committee*

BMO Financial Group

L. Jacques Ménard, O.C., O.Q.
Chairman, BMO Nesbitt Burns and President, BMO Financial Group, Quebec

Personal and Commercial Banking Canada

Susan Brown
Senior Vice-President, Ontario Regional Division

Gail Cocker
Senior Vice-President, Commercial and Treasury Management

Joanne Gassman
Senior Vice-President, B.C. and Yukon Division

Robert Hayes
Senior Vice-President, Prairies Division

Jim Kelsey
Senior Vice-President, Corporate Finance Division

Steve Murphy
Senior Vice-President, Atlantic Provinces Division

Personal and Commercial Banking U.S.

David Casper
Executive Vice-President, Commercial Banking Division

Brad Chapin
Executive Vice-President, Personal Banking (Wisconsin, Minnesota, Arizona, Florida)

Private Client Group

Andrew Auerbach
Senior Vice-President and Head, Private Banking, Canada

Jim Duca
Executive Vice-President, Private Banking, U.S.

Charyl Galpin
Co-Head, Private Client Division

Gordon Henderson
President and Chief Executive Officer, BMO Life Insurance

Terry Jenkins
Executive Vice-President, Private Banking, U.S.

Kenneth Krei
Executive Vice-President, Global Private Banking

Ed Legzdins
Senior Vice-President and Managing Director, International

Peter McCarthy
President and Chief Executive Officer, BMO Life Assurance

Barry McInerney
Co-CEO, BMO Global Asset Management

Richard Mills
Co-Head, Private Client Division

Rajiv Silgardo
Co-CEO, BMO Global Asset Management

Connie Stefankiewicz
President and Chief Executive Officer, BMO InvestorLine

BMO Capital Markets

Tom Milroy
Chief Executive Officer, BMO Capital Markets

Luc Bachand
Vice-Chair and Head, BMO Capital Markets, Quebec

William Butt
Head, Investment and Corporate Banking

Patrick Cronin
Head, Trading Products

Andre Hidi
Executive Managing Director and Head, Global Mergers and Acquisitions

Perry Hoffmeister
Head, Investment and Corporate Banking, U.S.

Mike Miller
Executive Managing Director and Head, Equity Products, Research and Economics

Peter Myers
Executive Managing Director and Head, Investment and Corporate Banking, Canada

Charlie Piermarini
Executive Managing Director and Head, Debt Products

Barry Pollock
Global Head, Loan Products Group

Luke Seabrook
Executive Managing Director and Head, Financial Products

Paul Stevenson
Executive Managing Director and Head, Credit Investment Management, Securitization and Asset Portfolio Management

Jamie Thorsen
Executive Managing Director and Head, Foreign Exchange and China Capital Markets

Eric Tripp
President, BMO Capital Markets

Darryl White
Deputy Head, Investment and Corporate Banking, Canada, and Head, Equity Capital Markets

Enterprise Risk and Portfolio Management

Finance

Cally Hunt
Senior Vice-President, Finance

Human Resources

Richard Rudderham
Executive Vice-President and Head, Human Resources

Legal, Corporate and Compliance Group

Marketing and Corporate Communications

Office of Strategic Management

Joanna Rotenberg
Senior Vice-President, Office of Strategic Management

Technology and Operations

Jean-Michel Arès
Group Head, Technology and Operations

*As of October 31, 2011.

BMO Financial Group 194th Annual Report 2011 21

CORPORATE DIRECTORY

Performance Committee**

The Performance Committee comprises the heads of all lines of business and functional groups and is responsible for driving enterprise results and taking action on initiatives relating to BMO’s strategic priorities. They meet quarterly to discuss performance against established targets and courses of action to continuously improve performance.

William Downe Personal and Commercial Banking U.S. BMO Capital Markets Enterprise Risk and Portfolio Management

President and Chief Executive Officer,

Mark Furlong Tom Milroy Surjit Rajpal

BMO Financial Group

President and Chief Executive Officer, Chief Executive Officer, BMO Capital Executive Vice-President and Chief Risk BMO Financial Group BMO Harris Bank N.A. Markets Officer, BMO Financial Group

Ellen Costello Ann Benschoter Luc Bachand Finance

President and Chief Executive Executive Vice-President, Personal and Vice-Chair and Head, BMO Capital

Thomas Flynn

Officer, BMO Financial Corp. and Commercial U.S. Headquarters Markets, Quebec

Executive Vice-President and Chief U.S. Country Head David Casper William Butt Financial Officer, BMO Financial Group The Honourable Kevin G. Lynch, P.C. Executive Vice-President, Commercial Head, Investment and Corporate Banking

Cally Hunt

Vice-Chair, BMO Financial Group Banking Division

Patrick Cronin Senior Vice-President, Finance

L. Jacques Ménard, O.C., O.Q. Brad Chapin Head, Trading Products

Human Resources

Chairman, BMO Nesbitt Burns and Executive Vice-President, Personal

Andre Hidi Richard Rudderham

President, BMO Financial Group, Quebec Banking (Wisconsin, Minnesota,

Executive Managing Director and Head, Executive Vice-President and Head, Arizona, Florida) Rose Patten Global Mergers and Acquisitions Human Resources Special Advisor to the President and Christopher McComish Perry Hoffmeister Legal, Corporate and Compliance Group

Chief Executive Officer Executive Vice-President, Personal

Head, Investment and Corporate

Banking (Illinois, Indiana, Missouri, Simon Fish Russel Robertson Banking, U.S.

Kansas) and Co-Head, North American Executive Vice-President and General Executive Vice-President, Business Specialized Sales Mike Miller Counsel, BMO Financial Group Integration, BMO Financial Group and Executive Managing Director and Head, Vice-Chair, BMO Financial Corp. Private Client Group Equity Products, Research and Economics Marketing and Corporate Communications Personal and Commercial Banking Canada Gilles Ouellette Douglas Stotz Frank Techar President and Chief Executive Officer, Peter Myers Executive Vice-President and Chief Private Client Group Executive Managing Director and Head, Marketing Officer, BMO Financial Group President and Chief Executive Officer, Investment and Corporate Banking, Personal and Commercial Banking Andrew Auerbach Canada

Office of Strategic Management

Canada Senior Vice-President and Head, Private Charlie Piermarini

Banking, Canada Joanna Rotenberg

Susan Brown Executive Managing Director and Head, Senior Vice-President, Office of Strategic Senior Vice-President, Ontario Regional Jim Duca Debt Products Management Division Executive Vice-President, Private Barry Pollock Gail Cocker Banking, U.S. Technology and Operations

Global Head, Loan Products Group

Senior Vice-President, Commercial and Jean-Michel Arès Charyl Galpin

Treasury Management Luke Seabrook Group Head, Technology and Operations Co-Head, Private Client Division Alex Dousmanis-Curtis Executive Managing Director and Head, Gordon Henderson Financial Products Senior Vice-President, Greater Toronto President and Chief Executive Officer, Paul Stevenson Division and Customer Contact Centre BMO Life Insurance Executive Managing Director and Head, Cameron Fowler Terry Jenkins Credit Investment Management, Executive Vice-President, Personal and Executive Vice-President, Private Securitization and Asset Portfolio Commercial Banking Canada Banking, U.S. Management

Joanne Gassman Kenneth Krei Jamie Thorsen

Senior Vice-President, B.C. and Yukon Executive Vice-President, Global Private Executive Managing Director and Head, Division Banking Foreign Exchange and China Capital

Robert Hayes Markets Ed Legzdins

Senior Vice-President, Prairies Division Senior Vice-President and Managing Eric Tripp

Director, International President, BMO Capital Markets

François Hudon

Senior Vice-President, Quebec Division Peter McCarthy Darryl White and Co-Head, North American President and Chief Executive Officer, Deputy Head, Investment and Corporate Specialized Sales BMO Life Assurance Banking, Canada, and Head, Equity Jim Kelsey Capital Markets

Barry McInerney

Senior Vice-President, Corporate Finance Co-CEO, BMO Global Asset Management Division

Richard Mills

Steve Murphy Co-Head, Private Client Division Senior Vice-President, Atlantic Provinces Division Rajiv Silgardo

Co-CEO, BMO Global Asset Management

Connie Stefankiewicz

President and Chief Executive Officer, BMO InvestorLine

*As of October 31, 2011.

BMO Financial Group 194th Annual Report 2011 21

FINANCIAL REVIEW

Presenting Our Results in Context

Award-Winning Management’s Discussion and Analysis (MD&A), along Reporting with our Consolidated Financial Statements, presents a review Each year the Canadian Institute of BMO’s financial performance and details the strategies of Chartered Accountants (CICA) and achievements of our operating groups. Our disclosures presents its Corporate Reporting present results for the year in the context of global economic

Awards – the only national awards

program recognizing excellence developments as well as the regulatory framework that and best practices in disclosure.

In 2011, BMO was honoured to governs our approach to reporting.

receive the Award of Excellence for

Corporate Reporting in the Financial We present results on both a reported and an adjusted basis, Services sector, as well as the in large part to more clearly show the impact of certain Honourable Mention for Excellence acquisition-related items on our results. By reporting relevant in Financial Reporting across all information through this dual lens, we can quickly convey industry groups.

a clear representation of BMO’s core operating performance through a period of significant change.

Beginning with the first quarter ending January 31, 2012, we will report our results prepared in accordance with International Financial Reporting Standards (IFRS), as established by the International Accounting Standards Board. Our transition to IFRS has proceeded smoothly, and we welcome the move to greater international uniformity in reporting standards. The impact of the new standards is discussed later in this report.

22 BMO Financial Group 194th Annual Report 2011

FINANCIAL REVIEW

Thomas E. Flynn

Executive Vice-President and Chief Financial Officer

CFO’s Foreword to the Financial Review

BMO’s strong financial performance in 2011 reflects the efforts of an organization BMO’s strong working each day to provide a great customer experience and deliver superior value to our shareholders. financial We are pleased with BMO’s progress over the past 12 months, and we are confident that the performance company is well-positioned to deliver on our strategic priorities in the coming years. Net income for 2011 rose to almost $3.3 billion, increasing 16%, or $456 million. This significant in 2011 reflects gain was driven by double-digit earnings growth across each of our operating groups – welcome evidence that our strategic initiatives are generating measurable and favourable returns. the efforts of Our results are examined at length in our MD&A, where we present data that outline an organization a range of important attributes – including high levels of profitability, a well-diversified business mix and capital strength – that together will contribute to BMO’s continued success. working each Our in-depth financial reporting demonstrates management’s commitment to effective day to provide financial stewardship, prudent risk management, high standards of governance and transparency in communications with all of BMO’s stakeholders. We maintain the highest a great customer standards for disclosure and accountability, and we continue to be focused on telling our financial story clearly and thoroughly. Positive feedback from investors helps assure experience and us that we’re getting it right.

deliver superior

Building Responsibly on Our Success

Clarity and integrity in reporting are part of the fundamental commitment to excellence value to our that defines BMO’s financial management team. We also help drive the bank’s overall shareholders. business strategy. Some of the levers that we see promoting continued growth include: BMO’s market leadership in commercial banking across Canada and within our expanded footprint in the U.S. Midwest.

The lift achieved from combining the U.S. retail and wealth businesses of BMO Financial Group with the recently acquired operations of M&I.

The sustained strong performance of our flagship Canadian personal and commercial business, which continues to be an engine for quality growth.

Meeting all of our clients’ wealth management needs and investing in our operations to accelerate growth in our wealth management businesses.

Building deeper client relationships in our capital markets business to produce stable income streams and good risk-adjusted returns, and benefit from the investments we have made in our U.S. business.

In 2012, we plan to continue to build on our success, maintaining a critical balance between managing our business responsibly and pursuing the tangible rewards of BMO’s customer-centric strategy.

BMO Financial Group 194th Annual Report 2011 23

Financial Performance and Condition at a Glance

Our Performance (Note 1)

Five-Year Total Shareholder Return (TSR) P 33

BMO shareholders have earned an average annual return of 1.9% over the past five years, with the average lowered primarily by the difficult equity market conditions of 2008.

The three-year TSR in 2011 was a strong 17.4% and better than the comparable market indices in both Canada and the United States, with the average reflecting annual returns of more than 20% in 2009 and 2010.

Earnings per Share (EPS) Growth P 34

Adjusted net income grew $439 million or 15% to $3,281 million in 2011, while adjusted EPS grew 10% to $5.29, its relatively lower rate of growth primarily due to the issue of common shares on our acquisition of M&I. Reported net income grew $456 million or 16% to $3,266 million, and reported EPS grew 11% to $5.26.

On both reported and adjusted bases, there was good revenue growth and a decrease in provisions for credit losses.

*North American peer group data. Data points for 2009 and 2010 are not to scale.

Return on Equity (ROE) P 35

Adjusted ROE and reported ROE both improved to 15.3% in 2011, up from returns in 2010 of 15.0% and 14.9%, respectively, primarily due to an increase in earnings available to common shareholders.

BMO has achieved an ROE of 13% or better in 21 of the past 22 years.

Net Economic Profit (NEP) Growth P 35

Adjusted NEP, a measure of added economic value, was $989 million, up $171 million or 21% from 2010. Reported NEP was $1,028 million, up $210 million or 26% from 2010.

The improvements were attributable to an increase in earnings in each of the operating groups, net of a higher charge for capital as a result of growth in shareholders’ equity.

BMO data for 2010 is not to scale.

Revenue Growth P 39

Adjusted revenue increased $1,257 million or 10% in 2011 to $13,467 million, following growth of 5% in 2010 and 9% in 2009. Reported revenue increased $1,508 million or 12% to $13,718 million. The high growth rates demonstrate the benefit of our diversified business mix and successful execution against our strategic priorities.

Productivity Ratio P 43

(Expense-to-Revenue Ratio)

The adjusted productivity ratio was 62.4%, a 50 basis point deterioration from 2010. The reported productivity ratio deteriorated 50 basis points to 62.7%. There was notable growth in revenue, but the productivity ratio was affected by investments in the business, including additions to the sales force.

1.8 5.9 1.9

2009 2010 2011

* 54.2 19.7 10.7 *10.0

(18.1) (13.9)

2009 2010 2011

*

9.9 12.9 14.9 15.0 15.3 15.3

2009 2010 2011

1309.8

101.5

25.8 20.9

(51.1) (116.7)

2009 2010 2011

8.4 9.4 10.4 5.4 12.3 10.3

2009 2010 2011

66.7 62.3 62.2 61.9 62.7 62.4

2009 2010 2011

Peer Group Performance

Five-Year TSR (%)

The Canadian peer group average annual five-year TSR was 4.6%. The average annual three-year TSR was 15.2%.

The North American peer group average annual five-year TSR of –5.6% and three-year TSR of –2.0% were well below the Canadian averages, reflecting negative returns for our U.S. peer banks in 2011.

EPS Growth (%)

The Canadian peer group average EPS increased 12%, with all but one bank in the peer group recording notable increases in EPS, reflecting higher revenues and lower credit losses.

Average EPS growth for the North American peer group was 21.1%, as net income for our U.S. peer banks improved significantly from low levels in 2010, largely due to much lower provisions for credit losses.

ROE (%)

The Canadian peer group average ROE of 15.7% was higher than the average return of 15.2% in 2010, as ROE improved for all but one bank in the peer group, due to increases in earnings.

Average ROE for the North American peer group was 12.4%. ROE for each of our U.S. peers was positive in 2011 and only one peer reported a return lower than in 2010.

NEP Growth (%)

The Canadian peer group average NEP growth was 52.8%, as all banks saw NEP increase significantly from a year ago.

Average NEP growth for the North American peer group was 310.5%, as NEP was significantly higher for all but two of our peers.

Revenue Growth (%)

Revenue growth for the Canadian peer group averaged 8.5%.

Average revenue growth for the North American peer group was 4.9%, as four of our U.S. peers reported revenues lower than in 2010.

Productivity Ratio (%)

The Canadian peer group average productivity ratio was 60.1%, a slight deterioration from 59.9% in 2010, as increases in expenses more than offset notable revenue growth.

The average productivity ratio for the North American peer group was 61.6%, an average ratio that was worse than the average of our Canadian peers and also worse than the group’s average ratio in 2010.

Note 1. NEP and adjusted results in this section are non-GAAP. Please see the Non-GAAP Measures section on page 94. Certain BMO and peer group prior year data has been restated to conform with the current year’s basis of presentation.

Results are as at or for the years ended October 31 for Canadian banks and as at or for the years ended September 30 for U.S. banks. A Canadian peer agreed to sell certain operations in 2011 and has presented its results for the current and prior years on a basis that reports the results of the discontinued operations as a single line in its income statement. We have used its note disclosures to adjust results to include the revenue, expense and provision for credit losses of the discontinued operations in the computation of the peer group averages above to better reflect industry results by income statement category.

BMO reported

BMO adjusted

Canadian peer group average

North American peer group average

24 BMO Financial Group 194th Annual Report 2011

Our Performance (Note 1)

Credit Losses

The adjusted provision for credit losses (PCL) fell to $801 million from $1,049 million in 2010. Reported PCL fell to $857 million from $1,049 million. Adjusting items comprised a $38 million increase in the general allowance and $18 million of specific provisions on the acquired M&I loan portfolio.

Adjusted PCL as a percentage of average net loans and acceptances improved to 45 basis points from 61 basis points a year ago, and reported PCL as a percentage improved to 46 basis points. Credit market conditions improved but remain challenging in certain sectors.

Impaired Loans

Gross impaired loans and acceptances (GIL), excluding purchased credit impaired loans, decreased to $2,685 million from $2,894 million in 2010, and represented 9.0% of equity and allowances for credit losses, improving from 12.1% a year ago.

Formations of new impaired loans and acceptances, a key driver of provisions for credit losses, were $1,225 million, down 20% from $1,525 million in 2010.

Capital Adequacy

The Tier 1 Capital Ratio was down 144 basis points from 2010, but remained strong at 12.01%.

The Common Equity Ratio was down 67 basis points from 2010, but also remained strong at 9.59%.

Capital ratios were lowered by the impact of our acquisition of M&I.

P 41, 78, 83

0.88 0.85 0.61 0.61 0.46 0.45

2009 2010 2011

P 41, 83

14.9 12.1 9.0

2009 2010 2011

P 62 12.24 13.45 12.01

2009 2010 2011

Peer Group Performance

Provision for Credit Losses as a % of Average Net Loans and Acceptances

The Canadian peer group average PCL represented 43 basis points of average net loans and acceptances, down from 56 basis points in 2010.

The North American peer group average PCL represented 73 basis points, well below the 2010 level of 137 basis points, but remained elevated as U.S. banks continue to be affected by weakness in the real estate market and the wider economy.

Gross Impaired Loans and Acceptances as a % of Equity and Allowances for Credit Losses

The Canadian peer group average ratio of GIL as a percentage of equity and allowances for credit losses was 7.3% in 2011, down appreciably from 11.0% in 2010.

The average ratio for our North American peers decreased from a year ago to 11.2%, but remains much higher than the average for the Canadian peer group.

Capital Adequacy

The Canadian peer group average Tier 1 Capital Ratio was 12.93% in 2011, up from 12.81% in 2010.

The basis for computing capital adequacy ratios in Canada and the United States is not comparable.

Credit Rating P 90

Credit ratings for BMO’s long-term debt, as assessed by the four major rating agencies, are listed below. There were no changes in credit ratings in 2011 and all four ratings are considered to indicate high-grade, high-quality issues.

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. Should our credit ratings experience a material downgrade, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could have other consequences, including those set out in Note 10 on page 140 of the financial statements.

The Canadian peer group median credit ratings were unchanged in 2011. Each of the median Canadian peer group ratings is considered high-grade and high-quality.

The North American peer group median credit ratings, although unchanged from 2010, were slightly lower than the median of the Canadian peer group for three of the ratings, as economic conditions remain more difficult in the United States.

In mid-December, S&P announced the results of applying a new ratings methodology. Ratings of the long-term debt of each member of the Canadian peer group were unchanged, but ratings of four of our U.S. peers were changed and the median rating of the North American peer group fell to A from A+.

BMO Financial Group

Canadian peer group median

North American peer group median

2007 2008 2009 2010 2011

2007 2008 2009 2010 2011

2007 2008 2009 2010 2011

DBRS AA AA AA AA AA DBRS AA AA AA AA AA DBRS AA AA AA AAL AAL

Fitch AA– AA– AA– AA– AA– Fitch AA– AA– AA– AA– AA– Fitch AA– AA– AA– AA– AA–

Moody’s Aa1 Aa1 Aa1 Aa2 Aa2 Moody’s Aa1 Aa1 Aa1 Aa1 Aa1 Moody’s Aa2 Aa2 Aa3 Aa3 Aa3

S&P A+ A+ A+ A+ A+ S&P AA– AA– AA– AA– AA– S&P AA– AA– A+ A+ A+1

1 The North American peer group median credit rating as assessed by S&P was A at December 15, 2011, down from A+ at September 30, 2011, as explained above.

The Canadian peer group averages are based on the performance of Canada’s six largest banks: BMO Financial Group, Canadian Imperial Bank of Commerce, National Bank of Canada, RBC Financial Group, Scotiabank and TD Bank Financial Group. The North American peer group averages are based on the performance of 13 of the largest banks in North America. These include the Canadian peer group, except National Bank of Canada, as well as BB&T Corporation, Bank of New York Mellon, Fifth Third Bancorp, Key Corp., The PNC Financial Services Group Inc., Regions Financial, SunTrust Banks Inc. and U.S. Bancorp.

BMO reported BMO adjusted

Canadian peer group average

North American peer group average

BMO Financial Group 194th Annual Report 2011 25

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

BMO’s President and Chief Executive Officer and its Executive Vice-President and Chief Financial Officer have signed a statement outlining management’s responsibility for financial information in the annual consolidated financial statements and Management’s Discussion and Analysis (MD&A). The statement, which can be found on page 112, also explains the roles of the Audit Committee and Board of Directors in respect of that financial information.

The MD&A comments on BMO’s operations and financial condition for the years ended October 31, 2011 and 2010. The MD&A should be read in conjunction with our consolidated financial statements for the year ended October 31, 2011. The MD&A commentary is as of December 6, 2011. Unless otherwise indicated, all amounts are stated in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Certain prior year data has been reclassified to conform with the current year’s presentation, including restatements arising from transfers of certain businesses between operating groups. See pages 44 and 45.

Index

27	Who We Are provides an overview of BMO Financial Group, explains the links between our financial objectives and our overall vision, and outlines “Reasons to invest in BMO” along with relevant key performance data.
28	Enterprise-Wide Strategy outlines our enterprise-wide strategy and the context in which it is developed, as well as our progress in relation to our priorities.
29	Caution Regarding Forward-Looking Statements advises readers about the limitations and inherent risks and uncertainties of forward-looking statements.
30	Factors That May Affect Future Results outlines certain industry and company-specific factors that investors should consider when assessing BMO’s earnings prospects.
32	Economic Developments includes commentary on the impact of the economy on our businesses in 2011 and our expectations for the Canadian and U.S. economies in 2012.
Value Measures reviews financial performance on the four key measures that assess or most directly influence shareholder return. It also includes a summary of adjusting items that are excluded from results to assist in the review of key measures and adjusted results.
33	Total Shareholder Return
34	Adjusting Items
34	Earnings per Share Growth
35	Return on Equity
35	Net Economic Profit Growth
36	Acquisition of Marshall & Ilsley Corporation (M&I) provides an overview of the major acquisition completed in 2011.
37	2011 Financial Performance Review provides a detailed review of BMO’s consolidated financial performance by major income statement category. It also includes summaries of the impact of business acquisitions and changes in foreign exchange rates.
Operating Group Review outlines the strategies of our operating groups, how they choose to differentiate their businesses and the challenges they face, along with their strengths and key value drivers. It also includes a summary of their achievements in 2011, their priorities for 2012, the business environment and a review of their financial performance for the year.

44	Summary
46	Personal and Commercial Banking
47	Personal and Commercial Banking Canada
50	Personal and Commercial Banking U.S.
53	Private Client Group
56	BMO Capital Markets
59	Corporate Services, including Technology and Operations
Financial Condition Review comments on our assets and liabilities by major balance sheet category. It includes a review of our capital adequacy and our approach to optimizing our capital position to support our business strategies and maximize returns to our shareholders. It outlines proposed regulatory changes that are expected to impact capital and liquidity management as well as certain business operations. It also includes a review of off-balance sheet arrangements and certain select financial instruments and European balances.
59	Summary Balance Sheet
61	Enterprise-Wide Capital Management
65	Select Financial Instruments
69	U.S. Regulatory Developments
70	Off-Balance Sheet Arrangements
Accounting Matters and Disclosure and Internal Control reviews critical accounting estimates and changes in accounting policies in 2011 and for future periods. It also outlines our evaluation of disclosure controls and procedures and internal control over financial reporting.
70	Critical Accounting Estimates
73	Changes in Accounting Policies in 2011
73	Future Changes in Accounting Policies – IFRS
77	Disclosure Controls and Procedures and Internal Control over Financial Reporting
77	Shareholders’ Auditors’ Services and Fees
78	Enterprise-Wide Risk Management outlines our approach to managing the key financial risks and other related risks we face.
94	Non-GAAP Measures includes explanations of non-GAAP measures and a reconciliation to their GAAP counterparts for the fiscal year and fourth quarter.

96	2010 Performance Review, Review of Fourth Quarter Performance and Quarterly Earnings Trends provide commentary on results for relevant periods other than fiscal 2011.

100	Supplemental Information presents other useful financial tables and more historical detail.

Regulatory Filings

Our continuous disclosure materials, including our interim financial statements and interim MD&A, annual audited consolidated financial statements and annual MD&A, Annual Information Form and Notice of Annual Meeting of Shareholders and Management Proxy Circular, are available on our website at www.bmo.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. BMO’s President and Chief Executive Officer and its Executive Vice-President and Chief Financial Officer certify the appropriateness and fairness of BMO’s annual and interim consolidated financial statements and MD&A and Annual Information Form, and the effectiveness of BMO’s disclosure controls and procedures and material changes in our internal control over financial reporting.

26	BMO Financial Group 194th Annual Report 2011

Who We Are

Established in 1817, BMO Financial Group is a highly diversified financial services provider based in North America. With total assets of $477 billion and 47,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services to more than 12 million customers. We serve more than seven million customers across Canada through our Canadian retail arm, BMO Bank of Montreal. We also serve customers through our wealth management businesses: BMO Nesbitt Burns, BMO InvestorLine, BMO Global Private Banking, BMO Global Asset Management and BMO Insurance. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO serves customers through BMO Harris Bank, an integrated financial services organization based in the U.S. Midwest with more than two million retail, small business and commercial customers. BMO Financial Group conducts business through three operating groups: Personal and Commercial Banking, Private Client Group and BMO Capital Markets.

Our Financial Objectives

BMO’s vision, guiding principle and medium-term financial objectives for certain important performance measures are set out in the adjacent chart. We believe that we will deliver top-tier total shareholder return and meet our medium-term financial objectives by aligning our operations with and executing on our strategic priorities, as outlined on the following page. We consider top-tier returns to be top-quartile shareholder returns relative to our Canadian and North American peer group.

BMO’s business planning process is rigorous and considers the prevailing economic conditions, our customers’ evolving needs and the opportunities available across our lines of business. It includes clear and direct accountability for annual performance that is measured against internal and external benchmarks and progress towards our strategic priorities.

Over the medium term, our financial objectives are to achieve average annual adjusted earnings per share (EPS) growth of 8% to 10%, earn average annual adjusted return on equity (ROE) of between 15% and 18%, generate average annual adjusted operating leverage of 2% or more, and maintain strong capital ratios that exceed regulatory requirements. These objectives are key guideposts as we execute against our strategic priorities. Our operating philosophy is to increase revenues at rates higher than general economic growth rates, while limiting expense growth to achieve average annual adjusted operating leverage (defined as the difference between the growth rates of adjusted revenue and adjusted non-interest expense) of 2% or more. In managing our operations, we balance current profitability with the need to invest in our businesses for future growth.

Our Vision To be the bank that defines great customer experience.

Our Guiding Principle

We aim to deliver top-tier total shareholder return and balance our commitments to financial performance, our customers, our employees, the environment and the communities where we live and work.

Our Medium-Term Financial Objectives

Over the medium term, achieve average annual adjusted EPS growth of 8% to 10%, earn average annual adjusted ROE of between 15% and 18%, generate average annual adjusted operating leverage of 2% or more, and maintain strong capital ratios that exceed regulatory requirements.

Reasons to Invest in BMO • Clear growth strategy • Well-positioned businesses in the current environment • Strong financial position • Proactive risk management • Commitment to stakeholders

As at or for the periods ended October 31, 2011 (%, except as noted)	1-year	5-year	10-year
Compound annual total shareholder return	2.4	1.9	10.2
Compound growth in annual EPS	10.7	0.4	7.1
Compound growth in annual adjusted EPS	10.0	na	na
Average annual ROE	15.3	13.6	15.2
Average annual adjusted ROE	15.3	na	na
Compound growth in annual dividends declared per share	–	4.4	9.6
Dividend yield at October 31, 2011	4.75	na	na
Price-to-earnings multiple	11.20	na	na
Market value/book value ratio	1.49	na	na
Common Equity Ratio	9.59	na	na

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 94.

na – not applicable

The Our Financial Objectives section above and the Enterprise-Wide Strategy and Economic Developments sections that follow contain certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the Caution Regarding Forward-Looking Statements on page 29 of this MD&A for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.

BMO Financial Group 194th Annual Report 2011	27

MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise-Wide Strategy

Our Vision

To be the bank that defines great customer experience.

Our Guiding Principle

We aim to deliver top-tier total shareholder return and balance our commitments to financial performance, our customers, our employees, the environment and the communities where we live and work.

Our Strategy in Context

Changes in the economic environment, and their effects on our customers, are ongoing. Our focus on helping our customers succeed and giving them confidence they are making the right financial choices — Making Money Make Sense — serves as a compass for us in all economic environments. It also drives our employees to deliver their best, every day.

Our strategies have proven robust despite significant market uncertainty over the past few years. Recognizing that a company’s first responsibility is to be well managed, we believe that the strength of our business model, balance sheet, risk management framework and leadership team, along with the benefits we expect from the acquisition of Marshall & Ilsley Corporation (M&I) and its successful integration, will continue to generate sustainable growth. We remain steadfastly committed to our strategy, our customers and our shareholders.

Our Priorities and Progress

Drive quality earnings growth across all North American personal and commercial banking businesses by focusing on industry-leading customer experience and enhancing operating and sales force productivity.

In Canada:

•	Strengthened our branch network, opening or upgrading 58 branches and significantly expanding our automated banking machine (ABM) network by adding 136 machines.
•	Increased the number of mortgage specialists by 13%, financial planners by 9%, commercial cash management specialists and support staff by 18%, and added 150 small business bankers.
•

Significantly improved the online customer experience, ranking second among the public websites of the largest Canadian banks in Forrester Research Inc.’s 2011 Canadian Online Bank Rankings (July 2011).

•

Launched compelling new offers, including BMO SmartSteps for Parents, BMO Mobile Banking, a new Online Banking for Business site and a new online personal account application. BMO MoneyLogic continues to be popular, with 280,000 customers using the application.

•	Invested $43 million in training and development for front-line employees, focusing on improving the quality and consistency of the customer experience, which drives improvement in our loyalty scores.

In the United States:

•

We now have a significant market presence in eight U.S. states, primarily focused in the U.S. Midwest. The integration of the acquired M&I business is a key focus for the organization and it is well underway.

•	BMO Harris Bank was ranked as the most reputable U.S. bank by Reputation Institute in a study conducted in collaboration with American Banker. BMO Harris Bank improved on its top 10 ranking from 2010.
•	Our personal banking Net Promoter Score (excluding M&I) was 43, an increase of three points from 2010.
•	Continued to help our customers with their financial needs with Helpful Steps; launched Helpful Steps for Small Business and Parents; and strengthened our New Customer Welcome Program.
•	For the third year in a row, BMO Harris Contact Center was certified as a Center of Excellence by BenchmarkPortal, reflecting our focus on maintaining the highest-quality distribution network.
•	Customer retention rates continue to be strong.

Accelerate the growth of our wealth management businesses by helping our broad range of clients meet all their wealth management needs and by continuing to invest in our North American and global operations.

•	Launched Retirement Savings Outlook, an innovative online tool to help clients determine how much money they need for retirement.
•	Developed an enhanced creditor insurance offering that increased sales.
•	Achieved significant ongoing success with joint deal teams, better addressing the complex financial needs of our clients.
•

The M&I acquisition almost doubled our U.S. private banking footprint. With the acquisition of M&I and Lloyd George Management (LGM), our global asset management business is now one of the 100 largest investment managers worldwide based on assets under management.

•	In the United States, we now have an established family of mutual funds, a large team of financial advisors and strong capabilities in institutional trust services.
•	Expanded our Exchange Traded Funds family of lower-cost and risk-diversifying investment products to 44 funds.

Build deeper client relationships in our capital markets businesses to deliver growth in net income and strong ROE, while maintaining an appropriate risk/return profile.

•	Continued to build a North American Capital Markets business with a unified approach to client coverage, creating a better client experience.
•	Strengthened our distribution capabilities, including designation as a Primary Dealer by the Federal Reserve Bank of New York, augmenting our U.S. Fixed Income business.
•

Aligned our capital and capabilities with client opportunity, including expanding our capabilities in U.S. Equity Research and Sales & Trading, as well as extending our Metals & Mining capabilities beyond North America, while also introducing a standardized client prioritization system for Investment and Corporate Banking business in Canada and the United States.

•	Focused on strategic sectors by expanding coverage in Investment and Corporate Banking and in Research in sectors such as Food & Consumer & Retail, Energy and Technology.
•	Upgraded talent across our North American and global sectors.

Develop our business in select global markets to grow with our clients, expand our capabilities and reach new customers.

•

Strengthened our presence in China and globally by expanding our footprint in existing markets and exploring new opportunities to address our current and potential clients’ specific wealth management and capital markets needs.

28	BMO Financial Group 194th Annual Report 2011

Sustain a culture that focuses on customers, high performance and our people.

•

Enhanced our offering at BMO’s Institute for Learning, our educational facility that develops inspirational leaders and passionate, customer-focused employees, while fostering BMO’s culture of integrity and ethical decision-making.

•	Continued to enhance our leading talent management practices, reaffirming BMO as an employer of choice where everyone can contribute to their fullest and strong performance is rewarded.
•	Sustained a high-performance risk management culture that continually focuses on strengthening and embedding our risk management capabilities and practices across the enterprise.
•

Strengthened our Technology and Operations (T&O) leadership team, launched a comprehensive communications plan to engage all 9,700 of our T&O employees, and continued to drive productivity improvements across T&O and build capabilities to support our business in delivering a great customer experience.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this Annual Report, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2012 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this Annual Report not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

With respect to the recently completed acquisition of Marshall & Ilsley Corporation (M&I), factors that may influence the future outcomes that relate to forward-looking statements include, but are not limited to: the possibility that the anticipated benefits from the transaction, such as expanding our North American presence, providing synergies, being accretive to earnings and resulting in other impacts on earnings, are not realized in the time frame anticipated, or at all, as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which the combined business now operates; our ability to effectively integrate the businesses of M&I and BMO on a timely basis; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time to issues related to integration and restructuring; and increased exposure to exchange rate fluctuations. A significant amount of M&I’s business involved making loans or otherwise committing resources to specific borrowers, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. Our anticipation that annual cost savings from the integration of M&I and BMO will exceed US$300 million is based on the assumption that changes to business operations and support infrastructure and staffing will be consistent with our plans and that our expectations for business volumes are met. Our anticipation that the M&I acquisition will be accretive to adjusted earnings per share in 2012 is based on the assumption that results in 2012 will be consistent with our expectations based on our experience since the acquisition, our expectations for the economy and anticipated savings from integration and restructuring in 2012.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion below, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

In calculating the pro-forma impact of Basel III on our regulatory capital, risk-weighted assets (including Counterparty Credit Risk and Market Risk) and regulatory capital ratios, we have assumed that our interpretation of the proposed rules announced by the Basel Committee on Banking Supervision (BCBS) as of this date and our models used to assess those requirements are consistent with the final requirements that will be promulgated by BCBS and the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted as proposed by BCBS and OSFI. We have also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in the October 31, 2011, pro-forma calculations. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at year end or as close to year end as was practical. The impacts of the transition to International Financial Reporting Standards (IFRS) are set out in Transition to International Financial Reporting Standards in the Future Changes in Accounting Policies – IFRS section in this Annual Report. In setting out the expectation that we will be able to refinance certain capital instruments in the future, as and when necessary to meet regulatory capital requirements, we have assumed that factors beyond our control, including the state of the economic and capital markets environment, will not impair our ability to do so.

Assumptions about the level of asset sales, expected asset sale prices, net funding cost, credit quality, risk of default and losses on default of the underlying assets of certain structured investment vehicles were material factors we considered when establishing our expectations regarding the structured investment vehicles discussed in this Annual Report, including the amount to be drawn under the BMO liquidity facilities and whether the first-loss protection provided by the subordinated capital notes will exceed future losses. Key assumptions included that assets will continue to be sold with a view to reducing the size of the structured investment vehicles, under various asset price scenarios, and that the level of default and losses will be consistent with the credit quality of the underlying assets and our current expectations regarding continuing difficult market conditions. In determining amounts of asset maturities by year, we have made assumptions as to which issuers will or will not redeem subordinated debt prior to its maturity date, where permitted.

Assumptions about the level of default and losses on default were material factors we considered when establishing our expectations regarding the future performance of the transactions into which Apex Trust has entered. Among the key assumptions were that the level of default and losses on default will be consistent with historical experience. Material factors that were taken into account when establishing our expectations regarding the future risk of credit losses in Apex Trust and risk of loss to BMO included industry diversification in the portfolio, initial credit quality by portfolio, the first-loss protection incorporated into the structure and the hedges that BMO has entered.

In determining the impact of reductions to interchange fees in the U.S. Regulatory Developments section, we have assumed that business volumes remain consistent with our expectations and that certain management actions are implemented that will modestly reduce the impact of the rules on our revenues.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Developments section of this Annual Report.

BMO Financial Group 194th Annual Report 2011	29

MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors That May Affect Future Results

As noted in the preceding Caution Regarding Forward-Looking Statements, all forward-looking statements and information, by their nature, are subject to inherent risks and uncertainties, both general and specific, which may cause actual results to differ materially from the expectations expressed in any forward-looking statement. The Enterprise-Wide Risk Management section starting on page 78 describes a number of risks, including credit and counterparty, market, liquidity and funding, operational, insurance, legal and regulatory, business, model, strategic, reputation and environmental. Should our risk management framework prove ineffective, there could be a material adverse impact on our financial position. The sections that follow outline some additional risks and uncertainties.

General Economic and Market Conditions in the Countries in which We Conduct Business

We conduct business in Canada, the United States and other countries. Factors such as the general health of capital and/or credit markets, including liquidity, level of activity, volatility and stability, could have a material impact on our business. As well, interest rates, foreign exchange rates, consumer saving and spending, consumer borrowing and repayment, business investment, government spending and the rate of inflation affect the business and economic environments in which we operate. Therefore, the amount of business we conduct in a specific geographic region and its local economic and business conditions may have an effect on our revenues and earnings. For example, a regional economic decline may result in an increase in credit losses, a decrease in loan growth and reduced capital markets activity. In addition, the financial services industry is characterized by interrelations among financial services companies. As a result, defaults by other financial services companies in Canada, the United States or other countries could adversely affect our earnings. Given the interconnectedness of global financial markets and the importance of trade flows, deterioration of the still-unresolved European sovereign debt situation could affect the supply and cost of credit and constrain the pace of economic growth in North America.

Fiscal, Monetary and Interest Rate Policies

Our earnings are affected by fiscal, monetary, interest rate and economic policies that are adopted by Canadian, U.S. and other regulatory authorities. Such policies can have the effect of reducing competition and increasing uncertainty in the markets. Such policies may also adversely affect our customers and counterparties in the countries in which we operate, causing an increased risk of default by these customers and counterparties. As well, bond and money market expectations about inflation and central bank monetary policy have an impact on the level of interest rates. Changes in market expectations and monetary policy are difficult to anticipate and predict. Fluctuations in interest rates that result from these changes can have an impact on our earnings. The current prolonged low interest rate policies have had a negative impact on results and a continuation of such policies would likely continue to pressure earnings. Refer to the Market Risk section on pages 85 to 88 for a more complete discussion of our interest rate risk exposures.

Changes in Laws, Regulations and Approach to Supervision

Regulations are in place to protect our clients, investors and the public interest. Considerable changes in laws and regulations that relate to the financial services industry have been proposed, including changes related to capital and liquidity requirements. Changes in laws and regulations, including their interpretation and application, and in approaches to supervision could adversely affect our earnings. For example, such changes could limit the products or services we can provide and the manner in which we provide them and, potentially, lower our ability to compete, while also increasing the costs of compliance. These changes could also affect the levels of capital and liquidity we choose to maintain. In particular, the Basel III global standards for capital and liquidity, which are discussed in the Enterprise-Wide Capital Management section that starts on page 61, and enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which is discussed in the U.S. Regulatory Developments section on page 69, will have an impact on our results or activities. Liquidity and funding risk is discussed starting on page 88. In addition to the factors outlined here, our failure to comply with laws and regulations could result in sanctions and financial penalties that could adversely affect our reputation and earnings.

Execution of Strategy

Our financial performance is influenced by our ability to execute strategic plans developed by management. If these strategic plans do not meet with success or if there is a change in these strategic plans, our earnings could grow at a slower pace or decline. In addition, our ability to execute our strategic plans is dependent to a large extent on our ability to attract, develop and retain key executives, and there is no assurance we will continue to do so successfully.

Acquisitions

We conduct thorough due diligence before completing an acquisition. However, it is possible that we might make an acquisition that subsequently does not perform in line with our financial or strategic objectives. Our ability to successfully complete an acquisition may be subject to regulatory and shareholder approvals and we may not be able to determine when or if, or on what terms, the necessary approvals will be granted. Changes in the competitive and economic environment as well as other factors may lower revenues, while higher than anticipated integration costs and failure to realize expected cost savings could also adversely affect our earnings after an acquisition. Integration costs may increase as a result of increased regulatory costs related to an acquisition, unanticipated costs that were not identified in the due diligence process or more significant demands on management time than anticipated, as well as unexpected delays in implementing certain plans that in turn lead to delays in achieving full integration. In particular, risks associated with the acquisition of M&I are discussed in the Acquisition of Marshall & Ilsley Corporation (M&I) section on page 36. Our post-acquisition performance is also contingent on retaining the clients and key employees of acquired companies, and there can be no assurance that we will always succeed in doing so.

Level of Competition

The level of competition among financial services companies is high. Furthermore, non-financial companies have increasingly been offering services traditionally provided by banks. Customer loyalty and retention can be influenced by a number of factors, including service levels, prices for products or services, our reputation and the actions of our competitors. Also, laws and regulations enacted by regulatory authorities in the United States and other jurisdictions in which we operate may provide benefits to our international competitors that could affect our ability to compete. Changes in these factors or any subsequent loss of market share could adversely affect our earnings.

Currency Rates

The Canadian dollar equivalents of our revenues and expenses denominated in currencies other than the Canadian dollar are subject to fluctuations in the value of the Canadian dollar relative to those currencies. Changes in the value of the Canadian dollar relative to the U.S. dollar may also affect the earnings of our small business, corporate and commercial clients in Canada. Refer to the Foreign Exchange section on page 38 and the Market Risk section on pages 85 to 88 for a more complete discussion of our foreign exchange risk exposures.

30	BMO Financial Group 194th Annual Report 2011

Changes to Our Credit Ratings

Credit ratings are important to our ability to raise both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing. Should our credit ratings experience a material downgrade, our costs of funding would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could also have other consequences, including those set out in Note 10 on page 138 of the financial statements.

Operational and Infrastructure Risks

We are exposed to many of the operational risks that affect large enterprises conducting business in multiple jurisdictions. Such risks include the risk of fraud by employees or others, unauthorized transactions by employees, and operational or human error. We also face the risk that computer or telecommunications systems could fail, despite our efforts to maintain these systems in good working order. Some operational aspects of our services, such as online banking, have inherent security risks due to the nature of the risks related to the use of the internet in the delivery of these services, which may impact our customers and infrastructure. Given the high volume of transactions we process on a daily basis, certain errors may be repeated or compounded before they are discovered and rectified. Shortcomings or failures of our internal processes, employees or systems, or those provided by third parties, including any of our financial, accounting or other data processing systems, could lead to financial loss and damage our reputation. In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely affected by a disruption in the infrastructure that supports both our operations and the communities in which we do business, including but not limited to disruption caused by public health emergencies or terrorist acts.

Judicial or Regulatory Judgments and Legal and Regulatory Proceedings

We take reasonable measures to comply with the laws and regulations of the jurisdictions in which we conduct business. Should these measures prove not to be effective, it is possible that we could be subject to a judicial or regulatory judgment or decision which results in fines, damages or other costs that would adversely affect our earnings and reputation. We are also subject to litigation arising in the ordinary course of our business. The unfavourable resolution of any litigation could have a material adverse effect on our financial results. Damage to our reputation could also result, harming our future business prospects. Information about certain legal and regulatory proceedings we currently face is provided in Note 28 on page 170 of the financial statements.

Critical Accounting Estimates and Accounting Standards

Beginning on November 1, 2011, we will prepare our financial statements in accordance with International Financial Reporting Standards (IFRS). Changes by the International Accounting Standards Board to international financial accounting and reporting standards that will govern the preparation of our financial statements can be difficult to anticipate and may materially affect how we record and report our financial results. The impact of the adoption of these standards is discussed in the Future Changes in Accounting Policies – IFRS section on page 73. Significant accounting policies and the impact of the adoption of IFRS are discussed in Note 1 on page 119 of the financial statements.

We currently prepare our financial statements in accordance with Canadian generally accepted accounting principles (GAAP). The application of GAAP and IFRS require that management make significant judgments and estimates that can affect when certain assets, liabilities, revenues and expenses are recorded in our financial statements and their recorded values. In making these judgments and estimates, we rely on the best information available at the time. However, it is possible that circumstances may change or new information may become available.

Our financial results would be affected in the period in which any such new information or change in circumstances became apparent, and the extent of the impact could be significant. More information is included in the discussion of Critical Accounting Estimates on page 70.

Accuracy and Completeness of Customer and Counterparty Information

When deciding to extend credit or enter into other transactions with customers and counterparties, we may rely on information provided by or on behalf of those customers and counterparties, including audited financial statements and other financial information. We also may rely on representations made by customers and counterparties that the information they provide is accurate and complete. Our financial results could be adversely affected if the financial statements or other financial information provided by customers and counterparties is materially misleading.

Other Factors

Other factors beyond our control that may affect our future results are noted in the Caution Regarding Forward-Looking Statements on page 29.

We caution that the preceding discussion of factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to BMO, investors and others should carefully consider these factors, as well as other uncertainties, potential events and industry and company-specific factors that may adversely affect future results. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

BMO Financial Group 194th Annual Report 2011	31

MANAGEMENT’S DISCUSSION AND ANALYSIS

Economic Developments

Economic and Financial Services Developments in 2011

After recovering strongly in 2010, economic growth in Canada slowed to 2.3% in 2011. The export sector was the major constraint on growth as a result of the strong Canadian dollar and weak demand in the developed economies of the United States and Europe. Consumer spending also moderated in response to high levels of household debt, reducing personal loan growth. In contrast, business investment remained strong and business loan growth picked up in response to low interest rates and continued robust demand for resources from emerging-market economies. Housing markets also remained buoyant, supporting mortgage growth, but have moderated in response to tighter mortgage insurance rules. Employment growth remained healthy, reducing the unemployment rate. Despite low interest rates, personal deposit growth improved, reflecting a decrease in investors’ risk tolerance in the face of growing concerns about a U.S. recession and European sovereign debt and economic difficulties. Business deposit growth also remained healthy due to strong growth in profits and the uncertain investment climate.

Economic growth in the United States in 2011 is estimated to have slowed to 1.8% from 3% in 2010. While exports and business investment remained strong, consumer spending weakened, housing markets and commercial construction remained soft, and state and municipal governments continued to reduce spending and payrolls. In response to increased economic and fiscal uncertainty, businesses held back on hiring, undermining consumer spending. Demand for consumer credit and residential mortgages remained weak. The Federal Reserve maintained its near-zero rate policy and expanded its asset purchases in the first half of the year to support the economic recovery. In the Midwest, where most of our U.S. operations are located, the economy grew at an estimated 1.9%, with strong export sales and healthy manufacturing and agricultural activity offsetting soft housing markets and the effects of state and local budget cuts.

Economic and Financial Services Outlook for 2012

Assuming European credit and economic difficulties are contained, the Canadian economy is expected to continue growing at a real rate of close to 2% in 2012, led by the resource-producing Western provinces. Support from low interest rates and relatively high commodity prices will likely be offset by the effects of the strong Canadian dollar and slow growth in the developed economies. In this modest growth environment, the unemployment rate is likely to remain above 7%. Growth in residential mortgages and personal credit will likely moderate, although demand for business credit should continue to improve in response to strong investment spending. The Bank of Canada is expected to keep interest rates at low levels in 2012 to support the economic recovery. The Canadian dollar should trade slightly below parity with the U.S. dollar, supported by firm commodity prices.

The U.S. economy is projected to grow by approximately 2.2% in 2012, restrained by continued fiscal retrenchment at the state and municipal levels. Depending on the outcome of various budgetary and stimulus measures being considered by congress, growth could be weaker than expected. However, healthy business balance sheets will likely encourage investment growth, supporting demand for business credit. Housing markets and residential mortgage growth are expected to improve modestly in 2012, supported by the Federal Reserve’s low interest rate policy. Continued uncertainty about Europe’s economy could constrain capital markets activity.

The U.S. Midwest economy is expected to grow 2.3% in 2012, a rate slightly faster than the national economy, supported by strong business investment, a pickup in the automotive industry and continued solid demand for farm products.

32	BMO Financial Group 194th Annual Report 2011

Value Measures

Highlights

•	Total shareholder return (TSR) – Our three-year TSR was 17.4%, driven by annual returns of more than 20% in 2009 and 2010.
•

Earnings per share (EPS) growth – EPS grew 10% from 2010 on an adjusted basis, as net income rose significantly. There was good revenue growth, along with lower provisions for credit losses. Expenses increased at a slightly higher rate than revenues, but incremental revenues exceeded incremental costs, contributing to net income growth. There was a higher effective income tax rate in 2011. The average number of common shares outstanding increased, primarily due to the issuance of common shares on the acquisition of M&I.

•	Net income increased $456 million or 16% to $3,266 million. Adjusted net income was up 15%, increasing $439 million to $3,281 million. There was continued growth in all operating groups.
•

Adjusted return on equity (ROE) was 15.3% in 2011, up from 15.0% in 2010 due to increased adjusted net income. BMO has achieved an ROE of 13% or better in 21 of the past 22 years, one of only two banks in our North American peer group to have done so.

•

We maintained our dividend payments at $2.80 per common share in 2011 while issuing common shares for the M&I acquisition and continuing to maintain strong capital levels. Dividends paid per common share over five-year and ten-year periods have increased at average annual compound rates of 5.6% and 9.9%, respectively.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 94.

Total Shareholder Return

The five-year average annual TSR is a key measure of shareholder value and is the most important of our financial performance and condition measures, since it assesses our success in achieving our guiding principle of achieving top-tier shareholder returns. Over the past five years, shareholders have earned an average annual TSR of 1.9% on their investment in BMO common shares. The five-year average was suppressed primarily by the low valuations in the difficult equity market conditions of 2008. BMO’s one-year TSR of 2.4% was higher than the comparable Canadian indices. Annual returns of more than 20% in each of 2009 and 2010 resulted in a strong three-year average annual TSR of 17.4%.

The table below summarizes dividends paid on BMO common shares over the past five years and the movements in BMO’s share price. An investment of $1,000 in Bank of Montreal common shares made at the beginning of fiscal 2007 would have been worth $1,099 at October 31, 2011, assuming reinvestment of dividends, for a total return of 9.9%. We maintained our dividend payments at $0.70 per common share in each quarter of 2011, consistent with payments in the past two years, but dividends paid over five-year and ten-year periods have increased at average annual compound rates of 5.6% and 9.9%, respectively.

The average annual TSR of 1.9% for the most recent five-year period deteriorated from the 5.9% average annual return for the five years ended October 31, 2010. The averages are affected by each one-year TSR included in the calculations.

The five-year average annual total shareholder return (TSR) represents the average annual total return earned on an investment in Bank of Montreal common shares made at the beginning of a five-year period. The return includes the change in share price and assumes that dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in shares.

Total Shareholder Return

For the year ended October 31	2011	2010	2009	2008	2007	Three-year CAGR (1)	Five-year CAGR (1)
Closing market price per common share ($)	58.89	60.23	50.06	43.02	63.00	11.0	(3.2)
Dividends paid ($ per share)	2.80	2.80	2.80	2.80	2.63	–	5.6
Dividends paid (%) (2)	4.6	5.6	6.5	4.4	3.8
Increase (decrease) in share price (%)	(2.2)	20.3	16.4	(31.7)	(9.3)
Total shareholder return (%)	2.4	26.4	25.1	(27.9)	(5.8)	17.4	1.9
Total annual shareholder return assumes reinvestment of quarterly dividends and therefore does not equal the sum of dividend and share price returns in the table.
(1)	Compound annual growth rate (CAGR) expressed as a percentage.
(2)	As a percentage of the closing market price in the prior year.

BMO Financial Group 194th Annual Report 2011	33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusting Items

We have designated certain amounts as adjusting items and have adjusted GAAP results so that we can present and discuss financial results without the effects of adjusting items to facilitate understanding of business performance and related trends. Management assesses performance on a GAAP basis and on an adjusted basis and considers both to be useful in the assessment of underlying business performance. Presenting results on both bases provides readers with an enhanced understanding of how management assesses results. Adjusted results and measures are non-GAAP and, together with items excluded in determining adjusted results, are disclosed in more detail in the Non-GAAP Measures section on page 94, along with comments on the uses and limitations of such measures.

The adjusting items that reduced net income in 2011 by $15 million or $0.03 per share were:

•

the $107 million after-tax net benefit of credit-related items in respect of the acquired M&I loan portfolio, including $271 million for the recognition in net interest income of a portion of the credit mark on the portfolio (including $161 million for credit mark amortization and $110 million for the release of the credit mark related to early repayment of loans), net of a $98 million increase in provisions for credit losses on the portfolio, primarily due to an $80 million increase in the general allowance;

•

costs of $131 million ($84 million after tax) for M&I integration and restructuring, including professional fees for integration planning as well as costs for systems development and certain severance;

•	amortization of acquisition-related intangible assets of $70 million ($54 million after tax), including $34 million ($22 million after tax) related to the acquired M&I business;
•	a charge to revenue for the hedge of foreign exchange risk on the purchase of M&I of $20 million ($14 million after tax); and
•	a decrease in the general allowance for credit losses, for loans other than the acquired M&I portfolio of $42 million ($30 million after tax).

In 2010, there was one adjusting item, the amortization of acquisition-related intangible assets of $36 million ($32 million after tax).

Adjusting Items (Pre-Tax)

($ millions)	2011	2010	2009
Hedge of foreign exchange risk on the purchase of M&I	(20)	–	–
Credit-related items on the acquired M&I loan portfolio	173	–	–
Costs of M&I integration and restructuring	(131)	–	–
Amortization of acquisition-related intangible assets	(70)	(36)	(43)
Decrease (increase) in the general allowance (other than M&I)	42	–	(60)
Charges related to deterioration in capital markets environment	–	–	(521)
Severance costs	–	–	(118)
Reduction in pre-tax income due to adjusting items in reported results	(6)	(36)	(742)

Adjusting Items (After Tax)

($ millions)	2011	2010	2009
Hedge of foreign exchange risk on the purchase of M&I	(14)	–	–
Credit-related items on the acquired M&I loan portfolio	107	–	–
Costs of M&I integration and restructuring	(84)	–	–
Amortization of acquisition-related intangible assets	(54)	(32)	(35)
Decrease (increase) in the general allowance (other than M&I)	30	–	(39)
Charges related to deterioration in capital markets environment	–	–	(355)
Severance costs	–	–	(80)
Reduction in net income after tax due to adjusting items in reported results	(15)	(32)	(509)

Adjusting items in 2009 included amounts related to deterioration in the capital markets environment charged to BMO Capital Markets and severance charges recorded in Corporate Services.

Further details on the effects of adjusting items can be found on page 95.

Earnings per Share Growth

The year-over-year percentage change in earnings per share (EPS) and in adjusted EPS are our key measures for analyzing earnings growth. All references to EPS are to diluted EPS, unless indicated otherwise.

EPS was $5.26, up $0.51 or 11% from $4.75 in 2010. Adjusted EPS was $5.29, up $0.48 or 10% from $4.81 in 2010. Our three-year compound average annual adjusted EPS growth rate was 4.0%, below our current medium-term objective of average annual adjusted EPS growth of 8% to 10%, as EPS growth was affected by our decision to increase capital. Adjusted net income available to common shareholders was 33% higher than in the 2008 base year, while the average number of diluted common shares outstanding increased 17% over the same period as we chose to bolster capital levels in 2009 and 2010 and issued common shares on the acquisition of M&I in July 2011.

Net income was $3,266 million in 2011, up $456 million or 16% from $2,810 million a year ago. Adjusted net income was $3,281 million, up $439 million or 15%.

Amounts in the rest of this Earnings per Share Growth section are stated on an adjusted basis.

There was good revenue growth and a decrease in provisions for credit losses. Expenses increased at a slightly higher rate than revenues, but incremental revenues exceeded incremental costs, contributing to net income growth. There was a higher effective income tax rate in 2011.

Earnings per share (EPS) is calculated by dividing net income, after deduction of preferred dividends, by the average number of common shares outstanding. Diluted EPS, which is our basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 25 on page 166 of the financial statements. Adjusted EPS is calculated in the same manner using adjusted net income.

34	BMO Financial Group 194th Annual Report 2011

Personal and Commercial Banking results in 2011 continued to show strong growth, while net income in Private Client Group and BMO Capital Markets was up significantly from 2010 and the net loss in Corporate Services was reduced.

Personal and Commercial Banking (P&C) net income rose $221 million or 12% from a year ago to $2,100 million. The P&C group combines our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). P&C Canada net income rose $64 million or 3.9% to $1,710 million. The improvement was attributable to volume-driven revenue growth, partially offset by lower net interest margin. P&C Canada results are discussed in the operating group review on page 47. P&C U.S. net income increased $157 million or 67% to $390 million, but increased US$171 million or 77% on a U.S. dollar basis. That increase was attributable to the US$142 million impact of the acquired M&I business and a US$29 million or 13% increase from organic operations. P&C U.S. results are discussed in the operating group review on page 50.

Private Client Group (PCG) net income increased $62 million or 13% to $528 million. The increase was largely attributable to revenue growth in all of PCG’s businesses, except insurance, and the results of the acquired M&I business. PCG results are discussed in the operating group review on page 53.

BMO Capital Markets (BMO CM) net income increased $103 million or 13% to $920 million due to a lower provision for credit losses, improved investment banking fees and a lower effective income tax rate. Revenue growth was affected by a weaker market environment late in the year. BMO CM results are discussed in the operating group review on page 56.

Corporate Services net loss decreased $53 million to $267 million as a result of improved revenues, in part reflecting the M&I acquisition, and lower provisions for credit losses recorded in Corporate Services under BMO’s expected loss provisioning methodology. This methodology and Corporate Services results are discussed in the operating group review on page 59.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 94.

Return on Equity

Return on equity (ROE) is another key value measure. ROE and adjusted ROE were 15.3% in 2011, compared with 14.9% and 15.0%, respectively, in 2010. The improvements were primarily attributable to an increase of $448 million in earnings ($431 million in adjusted earnings) available to common shareholders. Average common shareholders’ equity increased by almost $2.5 billion from 2010 primarily due to the issuance of common shares to M&I shareholders in July as consideration for the acquisition, as well as internally generated capital. Adjusted ROE of 15.3% was in line with our medium-term objective of earning average annual adjusted ROE of 15% to 18%. BMO has achieved an ROE of 13% or better in 21 of the past 22 years, one of only two banks in our North American peer group to have done so. As in 2010, our ROE in 2011 compared favourably with our global peers. Table 3 on page 101 includes ROE statistics for the past 10 years.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 94.

Net Economic Profit Growth

The last of our four key value measures is net economic profit (NEP) growth. Adjusted NEP was $989 million, up $171 million or 21%. The improvement was attributable to an increase in earnings across all groups, net of a higher charge for capital as a result of the increase in shareholders’ equity. NEP calculations are set out in the table that follows.

BMO Financial Group 194th Annual Report 2011	35

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Economic Profit ($ millions, except as noted)

For the year ended October 31	2011	2010	2009	2008	2007
Net income available to common shareholders	3,122	2,674	1,667	1,905	2,088
After-tax impact of the amortization of acquisition-related intangible assets	54	32	35	35	38
Net income available to common shareholders after adjusting for the amortization of acquisition-related intangible assets	3,176	2,706	1,702	1,940	2,126
Charge for capital*	(2,148)	(1,888)	(1,770)	(1,535)	(1,523)
Net economic profit	1,028	818	(68)	405	603

After-tax impact of the amortization of acquisition-related intangible assets	(54)	(32)	(35)	(35)	(38)
After-tax impact of adjusting items	15	32	509	460	675
Adjusted net economic profit	989	818	406	830	1,240
Net economic profit growth (%)	26	+100	(+100)	(33)	(51)
Adjusted net economic profit growth (%)	21	+100	(51)	(33)	3
*Charge for capital
Average common shareholders’ equity	20,452	17,980	16,865	14,612	14,506
Cost of capital (%)	10.5	10.5	10.5	10.5	10.5
Charge for capital	(2,148)	(1,888)	(1,770)	(1,535)	(1,523)

NEP and adjusted results in this section are non-GAAP measures and are discussed in the Non-GAAP Measures section on page 94.

Acquisition of Marshall & Ilsley Corporation (M&I)

On July 5, 2011, BMO completed the acquisition of M&I for consideration of $4.0 billion in the form of approximately 67 million common shares issued to M&I shareholders. M&I Bank combined with Harris Bank to form BMO Harris Bank. In addition, immediately prior to the closing of the transaction, a BMO subsidiary purchased from the U.S. Treasury all of M&I’s outstanding Troubled Asset Relief Program (TARP) preferred shares and warrants for cash consideration of approximately US$1.7 billion.

At acquisition, inclusion of the assets and liabilities of M&I added $29 billion of loans, after adjustment for expected credit losses, and $34 billion of deposits. The allocation of the purchase price is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed. The acquisition more than doubled our U.S. branch count to 688, added more than one million customers and increased BMO’s total assets under management and administration to over $530 billion at the date of acquisition.

We expect that annual cost savings from the integration of M&I and BMO will exceed US$300 million. We also expect there to be opportunities to add to revenues through expanded access to existing and new markets resulting from increased brand awareness and a greater ability to compete in the market. In fiscal 2011, M&I acquired businesses contributed $167 million to BMO’s net income and $180 million to adjusted net income. We now anticipate that the M&I acquisition will be accretive to BMO’s adjusted EPS for fiscal 2012.

M&I’s activities are primarily reflected in our P&C U.S., Private Client Group and Corporate Services segments, with a small amount included in BMO Capital Markets.

Integration and restructuring costs are included in non-interest expense in Corporate Services and are expected to total approximately US$600 million by the time integration has been completed in the next few years. We recorded US$131 million of such expenses in 2011. These include amounts related to system conversions, severance and other employee-related charges, as well as other integration expenses, such as consulting fees and marketing costs in connection with customer communications and rebranding activities.

Prior to the close of the transaction, approximately US$1.0 billion of impaired real estate secured assets, comprised primarily of commercial real estate loans, were transferred from P&C U.S. to Corporate Services to allow our businesses to focus on ongoing customer relationships and leverage the risk management expertise in our special assets management unit. Prior period loan balances, revenues and expenses have been restated to reflect the transfer. In addition, similar assets valued at approximately

US$1.5 billion that were acquired on the M&I transaction were included in Corporate Services for the same reasons.

Corporate Services net income includes the $107 million net after-tax benefit of credit-related items on the acquired M&I loan portfolio. A portion of the credit mark is recognized as higher effective yield in net interest income over the life of the purchased loan portfolio to reflect the risk profile of the acquired portfolio. Of the total credit mark of $3.5 billion on the loans and $0.2 billion on undrawn commitments and letters of credit, $1.3 billion will be amortized over time to net interest income as increased yield on the portfolio, and $2.4 billion will not be amortized. The portion that will not be amortized relates to credit impaired loans and the portion of the credit mark on performing term loans in respect of losses that existed in the portfolio on the acquisition date that were not specifically identified at that time. This latter portion of the credit mark will be reviewed regularly and any changes in the credit quality of the portfolio will be recognized through the provision for credit losses when they occur. When acquired performing loans are repaid at amounts above their discounted value, any remaining credit mark will be recognized in net interest income. In 2011, $110 million was recognized in net interest income as a result of loan repayments. The entire credit mark is amortized on non-credit impaired revolving facilities, undrawn commitments and letters of credit and a general allowance is built as appropriate as the credit mark is amortized. These impacts, together with any related provision for credit losses, are considered adjusting items and are not included in adjusted net income.

As a result of the addition of loans acquired in the M&I transaction, certain credit quality ratios are now less comparable to the ratios of prior periods or our peer group, as the ratios now reflect the impact of the acquired loans and certain adjusting items related to them. The ratios most affected are the provision for credit losses-to-average net loans and acceptances, allowance for credit losses-to-gross impaired loans (GIL), GIL-to-gross loans and acceptances and general allowance to credit risk-weighted assets. We have presented these ratios in the MD&A including and excluding the impact of the purchased portfolios to provide for better comparison to the ratios in prior periods and the ratios of our peers.

While the acquisition of M&I adds scale and provides an effective entry into new markets, integration risk is a key focus for the organization. It includes risks related to customer and employee retention and system integration. We are addressing these risks by maintaining our program management office, along with experienced BMO and former M&I staff who are tasked with ensuring these risks are well managed. Both organizations have considerable experience with integrating acquired businesses and the integration is now well underway.

Caution

This Acquisition of Marshall & Ilsley Corporation (M&I) section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 94.

36	BMO Financial Group 194th Annual Report 2011

2011 Financial Performance Review

This section provides a review of our enterprise financial performance for 2011 that focuses on the Consolidated Statement of Income included in our consolidated financial statements, which begin on page 115. A review of our operating groups’ strategies and performance follows the enterprise review. A summary of the enterprise financial performance for 2010 appears on page 96. This section contains adjusted results, which are non-GAAP and are disclosed in more detail in the Non-GAAP Measures section on page 94.

Highlights

•

Revenue increased $1,508 million or 12% in 2011 to $13.7 billion. Adjusted revenue increased $1,257 million or 10% to $13.5 billion, following growth of 5% in 2010 and 9% in 2009. This consistently high rate of revenue growth demonstrates the benefit of our diversified business mix and successful execution against our strategic priorities, in market conditions that have been challenging at times.

•

Revenue growth in P&C Canada was primarily attributable to volume growth in most products, offset in part by a modest decline in net interest margin. P&C U.S. revenue growth reflected the results of our acquired M&I business, as well as significant margin improvement. Revenue growth in Private Client Group was strong in most businesses, reflecting the impact of acquisitions, but was reduced by the impact of earthquake-related reinsurance claims. BMO Capital Markets recorded modest revenue growth, but contributed increased profitability. There was also a modest improvement in Corporate Services revenue.

•

Specific provisions for credit losses were $819 million, compared with $1,049 million in 2010. Specific provisions were down $248 million on an adjusted basis and down $230 million on a reported basis. While credit market conditions have improved over the past two years, uncertainty regarding the global economic recovery persists.

•

Adjusted non-interest expense increased due to continued investment in our people and in technology and due to the impact of our acquired businesses, reduced in part by the effects of the weaker U.S. dollar.

•

The effective income tax rate was 21.5%, compared with 19.2% in 2010. The adjusted effective income tax rate(1) was 21.3%, compared with a rate of 19.2% in 2010. The higher effective rate in 2011 was mainly attributable to proportionately lower tax-exempt income and lower net recoveries of prior periods’ income taxes.

(1)	The adjusted rate is computed using adjusted net income rather than net income in the determination of income subject to tax.

Impact of Business Acquisitions

BMO Financial Group has selectively acquired a number of businesses. These acquisitions increase revenues and expenses, affecting year-over-year comparisons of operating results. The adjacent table outlines significant acquisitions by operating group and their impact on BMO’s adjusted revenues, adjusted expenses and adjusted net income for 2011, 2010 and 2009, to assist in analyzing changes in results. The impact on adjusted net income includes the impact of adjusted provisions for credit losses and income taxes, which are not disclosed separately in the table. Adjusting items are excluded from amounts reflected in the table and are discussed in the Adjusting Items section on page 34.

For 2011, on an adjusted basis, the significant business acquisitions contributed $926 million of revenue, $587 million of expense and $214 million of net income. On a reported basis, they contributed $1,178 million of revenue, $767 million of expense and $190 million of net income.

Impact of Significant Business Acquisitions on Adjusted Operating Results ($ millions)

Business acquired	Adjusted
	Revenue	Expense	Net income
Personal and Commercial Banking Canada
Diners Club North American franchise (1) Acquired December 2009
Effects on results for: 2011	110	65	12
2010	114	40	27
Personal and Commercial Banking U.S.
M&I
Effects on results for: 2011	552	275	142
AMCORE Bank N.A. – certain assets and liabilities Acquired April 2010
Effects on results for: 2011	66	48	8
2010	44	39	3
Private Client Group
M&I
Effects on results for: 2011	115	92	14
Lloyd George Management Acquired April 2011 Effects on results for: 2011	15	18	(2)
AIG Life Insurance Company of Canada (BMO Life Assurance) Acquired April 2009
Effects on results for: 2011	95	74	15
2010	106	69	26
2009	64	33	21
BMO Capital Markets
M&I
Effects on results for: 2011	7	9	1
BMO Financial Group
Effects on results for: 2011 (2)	926	587	214
2010	264	148	56
2009	64	33	21
For Reference Only
M&I Acquired July 2011
Effects on results for: 2011 (2)	640	381	180
(1)	The Diners Club franchise acquisition raised provisions for credit losses by $24 million in 2011 and $32 million in 2010.
(2)	The effects of the M&I acquisition on results of BMO Financial Group as shown above include the adjusted results of Corporate Services, which are not separately disclosed above.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 94.

BMO Financial Group 194th Annual Report 2011	37

MANAGEMENT’S DISCUSSION AND ANALYSIS

Foreign Exchange

The U.S. dollar was weaker at October 31, 2011 than at October 31, 2010, and assets and liabilities are translated at year-end rates. The average exchange rate over the course of 2011 is used for translation of revenues and expenses in 2011, and this rate also weakened in 2010 relative to 2009. The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, income taxes and provision for credit losses in 2011 were reduced relative to the preceding year by the weakening of the U.S. dollar. The adjacent table indicates average Canadian/U.S. dollar exchange rates in 2011, 2010 and 2009 and the impact of changes in the average rates. At October 31, 2011, the Canadian dollar traded at $0.997 per U.S. dollar. It traded at $1.020 per U.S. dollar at October 31, 2010.

At the start of each quarter, BMO assesses whether to enter into hedging transactions that are designed to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S.-dollar-denominated net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations, but only within that quarter. As a result, the sum of the hedging gains/losses for the four quarters in a year is not directly comparable to the impact of year-over-year exchange rate fluctuations on earnings for the year. Hedging transactions resulted in an after-tax loss of $3 million in 2011 ($5 million gain in 2010).

The gain or loss from hedging transactions in future periods will be determined by both future exchange rate fluctuations and the amount of the underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S.-dollar-denominated net income for the next three months. The effect of exchange rate fluctuations on our net investment in foreign operations is discussed in the Provision for Income Taxes section on page 44.

Changes in the exchange rate affect future results measured in Canadian dollars and the impact on results is a function of the periods in which revenues, expenses and provisions for credit losses arise. If future results are consistent with the range of results for the past three years, each one cent increase (decrease) in the Canadian/U.S. dollar exchange rate, expressed in terms of how many Canadian dollars one U.S. dollar buys, would be expected to increase (decrease) the Canadian dollar equivalents of U.S.-dollar-denominated net income before income taxes for the year by between $6 million and $12 million.

The acquisition of M&I increased U.S.-dollar-denominated earnings in the fourth quarter. If future results are consistent with results in the fourth quarter of 2011, each one cent increase (decrease) in the Canadian/U.S. dollar exchange rate would be expected to increase (decrease) net income before income taxes for the year by $17 million.

Effects of Changes in Exchange Rates on BMO’s Reported and Adjusted Results

($ millions, except as noted)	2011 vs. 2010	2010 vs. 2009
Canadian/U.S. dollar exchange rate (average)
2011	0.985
2010	1.043	1.043
2009		1.165

Effects on reported results
Reduced net interest income	(133)	(210)
Reduced non-interest revenue	(74)	(155)
Reduced revenues	(207)	(365)
Reduced expenses	135	213
Reduced provisions for credit losses	28	70
Reduced income taxes and non-controlling interest in subsidiaries	5	18
Reduced reported net income	(39)	(64)

Effects on adjusted results
Reduced net interest income	(126)	(210)
Reduced non-interest revenue	(74)	(155)
Reduced revenues	(200)	(365)
Reduced expenses	124	210
Reduced provisions for credit losses	28	68
Reduced income taxes and non-controlling interest in subsidiaries	6	18
Reduced adjusted net income	(42)	(69)

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 94.

38	BMO Financial Group 194th Annual Report 2011

Revenue

Revenue increased $1,508 million or 12% in 2011 to $13,718 million.

Amounts in the rest of this Revenue section are stated on an adjusted basis.

Adjusted revenue increased $1,257 million or 10%. Adjusted revenue excludes the portion of the credit mark recorded in net interest income on the acquired M&I loan portfolio and the hedge of foreign exchange risk on the M&I purchase, which are recorded in Corporate Services, as discussed in the Adjusting Items section on page 34. M&I contributed $640 million or 5.2% to revenue growth in 2011. The weaker U.S. dollar lowered overall revenue growth by $200 million or 1.6 percentage points.

BMO analyzes revenue at the consolidated level based on GAAP revenues reflected in the financial statements and on an adjusted basis. Consistent with our Canadian peer group, we do not analyze revenue at the consolidated level on a taxable equivalent basis (teb). However, like many banks, we continue to analyze revenue on a teb basis at the operating group level. The teb adjustments for fiscal 2011 totalled $220 million, down from $355 million in 2010.

P&C Canada revenue increased $237 million or 4.1%. The segment’s revenue growth was driven by volume growth in most products, offset in part by a modest reduction in net interest margin of 2 basis points. P&C U.S. revenue increased US$646 million or 47%, primarily due to the inclusion of revenues from the acquired M&I business. The remaining increase was primarily driven by improved loan spreads and higher deposit balances. Private Client Group revenue increased $314 million or 14%, of which $130 million was contributed by the acquired M&I and LGM businesses. Revenue in the group, excluding insurance, increased significantly with revenue growth across all of its businesses, particularly in brokerage and mutual funds. Assets under management and administration improved by $158 billion to $422 billion. On a basis that excludes the impact of the acquisitions and the weaker U.S. dollar, assets under management and administration grew $12 billion or 4.4% from a year ago. Insurance revenue decreased 15%, primarily due to the impact of earthquake-related reinsurance claims and the adverse effect of long-term interest rate movements on policyholder liabilities relative to the less unfavourable effect in 2010, partially offset by higher premium revenue. BMO Capital Markets revenue grew $63 million or 1.9% to $3,341 million, reflecting higher investment banking fees, particularly from mergers and acquisitions and underwriting, and increased equity trading revenues. There was lower trading net interest income, decreased corporate lending revenues and lower lending volumes. Corporate Services revenues were up $78 million, primarily due to a lower group teb offset, partially offset by higher residual funding costs and costs associated with supplemental liquidity.

For the fourth consecutive year, there was solid growth in both BMO net interest income and non-interest revenue, with both rising at double-digit rates in 2011.

Net Interest Income

Net interest income for the year was $7,079 million, an increase of $844 million or 14% from 2010. Adjusted net interest income was $6,828 million, up $593 million from 2010, of which $417 million was due to the M&I acquisition. Adjusted net interest income excludes the portion of the credit mark recorded in net interest income on the acquired M&I loan portfolio and the cost of hedging the exposure to changes in foreign exchange rates on the M&I purchase.

Taxable equivalent basis (teb) Revenues of operating groups reflected in our MD&A are presented on a taxable equivalent basis (teb). The teb adjustment increases GAAP revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate, to facilitate comparisons.

Net interest income is comprised of earnings on assets, such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities, such as deposits.

Net interest margin is the ratio of net interest income to earning assets, expressed as a percentage or in basis points.

Revenue and Adjusted Revenue ($ millions)

For the year ended October 31	2011	2010	2009	2008	2007
Net interest income	7,079	6,235	5,570	5,072	4,829
Year-over-year growth (%)	13.5	11.9	9.8	5.0	2.0
Non-interest revenue	6,639	5,975	5,494	5,133	4,520
Year-over-year growth (%)	11.1	8.8	7.0	13.6	(14.0)
Total revenue	13,718	12,210	11,064	10,205	9,349
Year-over-year growth (%)	12.3	10.4	8.4	9.2	(6.4)

Adjusted net interest income	6,828	6,235	5,570	5,072	4,841
Year-over-year growth (%)	9.5	11.9	9.8	4.8	2.3
Adjusted non-interest revenue	6,639	5,975	6,015	5,521	5,455
Year-over-year growth (%)	11.1	(0.7)	8.9	1.2	3.8
Total adjusted revenue	13,467	12,210	11,585	10,593	10,296
Year-over-year growth (%)	10.3	5.4	9.4	2.9	3.1

Change in Net Interest Income, Average Earning Assets and Net Interest Margin

	Net interest income (teb)				Average earning assets				Net interest margin
	($ millions)		Change		($ millions)		Change		(in basis points)
For the year ended October 31	2011	2010	$	%	2011	2010	$	%	2011	2010	Change
P&C Canada	4,368	4,164	204	5	148,957	141,107	7,850	6	293	295	(2)
P&C U.S.	1,625	1,104	521	47	36,695	29,445	7,250	25	443	375	68
Personal and Commercial Banking (P&C)	5,993	5,268	725	14	185,652	170,552	15,100	9	323	309	14
Private Client Group (PCG)	440	365	75	21	14,968	12,981	1,987	15	294	281	13
BMO Capital Markets (BMO CM)	1,208	1,394	(186)	(13)	169,240	152,076	17,164	11	71	92	(21)
Corporate Services, including Technology and Operations	(562)	(792)	230	29	4,530	(3,141)	7,671	+100	nm	nm	nm
Total BMO	7,079	6,235	844	14	374,390	332,468	41,922	13	189	188	1
Adjusting items impacting net interest income	(251)	–	(251)	(+100)	–	–	–	–	nm	nm	nm
Total BMO adjusted	6,828	6,235	593	10	374,390	332,468	41,922	13	182	188	(6)

  nm – not meaningful

BMO Financial Group 194th Annual Report 2011	39

MANAGEMENT’S DISCUSSION AND ANALYSIS

Amounts in the rest of this Net Interest Income section are stated on an adjusted basis.

The impact of the weaker U.S. dollar decreased net interest income by $126 million. The bank’s average earning assets increased by $41.9 billion in fiscal 2011, of which $11.6 billion was attributable to M&I. The weaker U.S. dollar lowered average assets by $8.1 billion. Asset levels increased in each of the operating groups, with particularly strong growth in P&C U.S. due to the acquired business. BMO’s overall net interest margin was down 6 basis points in 2011. The main drivers of BMO’s overall net interest margin are the individual group margins, changes in the magnitude of each operating group’s assets and changes in net interest income in Corporate Services.

P&C Canada recorded a solid increase in net interest income. There was volume growth in most product categories. Net interest margin decreased 2 basis points, driven primarily by lower deposit spreads in a low interest rate environment, competitive mortgage pricing and lower industry-wide cards usage.

In P&C U.S., net interest income increased significantly. The increase was due to the favourable effects of the M&I acquisition and loan spread improvement as a result of a change in the mix of loan balances, as well as higher deposit balances. P&C U.S. net interest margin increased 68 basis points from 2010 for the same reasons and also due to higher net interest margin on the acquired M&I loan portfolio.

Private Client Group net interest income increased. There were higher deposit spreads in our brokerage businesses, higher loan and deposit balances in private banking and a favourable effect from the M&I acquisition. The group’s net interest margin increased 13 basis points.

BMO Capital Markets net interest income decreased $186 million or 13%. There was reduced trading net interest income in the more challenging environment and a decrease in corporate banking revenue due to lower asset levels and spreads. The group’s average earning assets increased due mainly to higher levels of trading assets, offset in part by reduced corporate lending assets. Net interest margin decreased 21 basis points due to lower trading net interest income and higher levels of low yielding deposits held with the U.S. Federal Reserve.

Corporate Services net interest income was modestly lower than in 2010.

Table 9 on page 104 and Table 10 on page 105 provide further details on net interest income and net interest margin.

Non-Interest Revenue

Non-interest revenue, which comprises all revenues other than net interest income, was $6,639 million in 2011, an increase of $664 million or 11% from 2010. There were no adjusting items reflected in non-interest revenue and, as such, reported amounts are equivalent to adjusted amounts in this section. The acquired M&I business contributed approximately 35% of the total increase, primarily in investment management and custodial fees in Private Client Group, and deposit and payment service charges and card fees in P&C U.S. Revenues were higher in each of the groups, with particularly good growth in BMO Capital Markets and Private Client Group. The net impact of acquired businesses increased non-interest revenue by $196 million, while the impact of the weaker U.S. dollar decreased non-interest revenue by $74 million.

Securities commissions and fees increased $138 million or 13%. These revenues consist largely of brokerage commissions and fees within Private Client Group, which account for about two-thirds of the total, and institutional equity trading commissions within BMO Capital Markets. There were increases in both groups due to higher trading volumes, as well as higher client asset levels in Private Client Group.

Deposit and payment service charges increased $32 million or 4% due to the M&I acquisition, offset in part by reductions in other service charge revenues in P&C U.S.

Non-Interest Revenue ($ millions)

				Change from 2010
For the year ended October 31	2011	2010	2009	$	%
Securities commissions and fees	1,186	1,048	973	138	13
Deposit and payment service charges	834	802	820	32	4
Trading revenues	571	504	723	67	13
Lending fees	577	572	556	5	1
Card fees	145	233	121	(88)	(38)
Investment management and custodial fees	495	355	344	140	39
Mutual fund revenues	633	550	467	83	15
Securitization revenues	821	678	929	143	21
Underwriting and advisory fees	512	445	397	67	15
Securities gains (losses)	172	150	(354)	22	15
Foreign exchange, other than trading	93	93	53	–	–
Insurance income	283	321	295	(38)	(12)
Other	317	224	170	93	42
Total	6,639	5,975	5,494	664	11

Trading revenues are discussed in the Trading-Related Revenues section that follows.

Lending fees increased $5 million or 1% due to the acquired M&I business.

40	BMO Financial Group 194th Annual Report 2011

Card fees decreased $88 million or 38%. The decrease reflects the negative impact of higher credit card securitizations in 2011 and higher AIR MILES rewards costs. This was offset to some extent by increased other revenues.

Investment management and custodial fees increased $140 million or 39%, with three-quarters of the increase attributable to the M&I and LGM acquisitions and the balance due primarily to growth in the private banking business.

Mutual fund revenues improved by $83 million or 15%, following growth of 18% in 2010. Higher client asset levels drove the increase.

Securitization revenues increased $143 million or 21%, reflecting increased revenues from securitizing credit card loans. Revenues included gains of $99 million on the sales of loans for new securitizations, up $31 million from 2010, and gains of $511 million on sales of loans to revolving securitization vehicles, up $83 million from 2010. We securitize loans primarily to obtain alternate sources of cost-effective funding. We securitized $1.2 billion of credit card loans in 2011 and none in 2010. We securitized $4.5 billion of residential mortgage loans in 2011, up from $4.3 billion of residential mortgage loans in 2010. Securitization revenues are detailed in Note 8 on page 133 of the financial statements.

Underwriting and advisory fees were $67 million or 15% higher than in 2010. Mergers and acquisitions and debt underwriting fees improved considerably, reflecting strong performance and improved market conditions for the majority of the year.

Securities gains were $172 million, increasing $22 million or 15% from 2010. Higher investment gains in P&C Canada and P&C U.S. were largely offset by lower gains in BMO Capital Markets.

Income from foreign exchange, other than trading, was unchanged year over year at $93 million.

Insurance income decreased $38 million or 12% due to the impact of earthquake-related reinsurance claims and the adverse effect of long-term interest rate movements on policyholder liabilities relative to the less unfavourable effect in 2010, partially offset by higher premium revenue.

Other revenue includes various sundry amounts and increased $93 million or 42%, with approximately half attributable to the M&I acquisition.

Table 7 on page 102 provides further details on revenue and revenue growth.

Trading-Related Revenues

Trading-related revenues are dependent on, among other things, the volume of activities undertaken for clients who enter into transactions with BMO to mitigate their risks or to invest. BMO earns a spread or

Trading-related revenues include net interest income and non-interest revenue earned from on and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenues also include income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Interest and Non-Interest Trading-Related Revenues

($ millions) (taxable equivalent basis)			Change from 2010
For the year ended October 31	2011	2010	2009	$	%
Interest rate	388	562	467	(174)	(31)
Foreign exchange	288	247	362	41	17
Equities	322	314	409	8	3
Commodities	40	52	79	(12)	(23)
Other	(3)	9	(76)	(12)	(+100)
Total	1,035	1,184	1,241	(149)	(13)
Reported as:
Net interest income	464	680	518	(216)	(32)
Non-interest revenue – trading revenues	571	504	723	67	13
Total	1,035	1,184	1,241	(149)	(13)

profit on the net sum of its client positions by profitably managing, within prescribed limits, the overall risk of the net positions. BMO also assumes proprietary positions with the goal of earning trading profits.

Interest and non-interest trading-related revenues decreased $149 million or 13% from 2010, as the trading environment was weak in the final quarter of the year. There were no adjusting items reflected in trading-related revenues and, as such, reported amounts are equivalent to adjusted amounts in this Trading-Related Revenues section. Interest rate trading revenues were down appreciably from a year ago, with low revenues in the latter half of the year. Foreign exchange trading revenues increased due to improved spreads and higher volatility compared to 2010, which resulted in an increase in trading opportunities. Equity trading revenue was modestly higher but results in 2010 were lowered by accounting adjustments.

The Market Risk section on page 85 provides more information on trading-related revenues.

Adjusted results in this Revenue section are non-GAAP and are discussed in the Non-GAAP Measures section on page 94.

Provision for Credit Losses

The global economy experienced volatile and uncertain market conditions throughout 2011, causing certain sectors to remain challenged, notably the real estate sector. The uncertainty persists, largely due to growing concerns surrounding both the European and U.S. economies, placing pressure on the global economic recovery.

BMO recorded $857 million of provision for credit losses in the current year, comprised of $819 million of specific provisions for credit losses and a $38 million increase in the general allowance for credit losses. Adjusted specific provisions for credit losses were $801 million and exclude $18 million of specific provisions associated with the M&I purchased loan portfolio. This compares to a $1,049 million provision recorded in 2010, comprised solely of specific provisions with no change in the general allowance. Provisions as a percentage of average net loans and acceptances decreased to 0.46% in 2011 from 0.61% in 2010. The provision as a percentage of average net loans and acceptances, excluding purchased loan portfolios, decreased to 0.44% in 2011 from

0.61% in 2010. The majority of our provisions continue to relate to our U.S. portfolio.

A significant factor influencing both provisions for credit losses and write-offs is the level of formations of new impaired loans – identified as additions to impaired loans and acceptances in the following Changes in Gross Impaired Loans and Acceptances table. As with specific provisions and consistent with a year ago, impaired loan formations remain above the low levels of 2007 and 2006, but decreased to $1,225 million from $1,525 million in 2010 and from a peak of $2,690 million in 2009. On a geographic basis, the United States accounted for the majority of impaired loan formations, with the purchased performing loan portfolios adding $185 million to impaired loan formations in 2011. The commercial real estate and commercial mortgage sectors accounted for the largest portion of formations in the United States, consistent with the prior year.

BMO Financial Group 194th Annual Report 2011	41

MANAGEMENT’S DISCUSSION AND ANALYSIS

Gross impaired loans, excluding purchased credit impaired loans, decreased to $2,685 million from $2,894 million in 2010. Factors contributing to the change in impaired loans are outlined in the adjacent table. In 2011, sales of gross impaired loans totalled $119 million, with related reversals and recoveries of $21 million. This compares with sales of $29 million and related reversals and recoveries of $9 million in 2010.

The general allowance is maintained to cover impairment in the existing credit portfolio that cannot yet be associated with specific loans, and is assessed on a quarterly basis. The general provision increased by $38 million from the prior fiscal year. The increase was comprised of a $42 million recovery recorded in the second quarter of 2011 and an $80 million provision in the fourth quarter of 2011, which related to the M&I purchased loan portfolio. The general allowance remains adequate and, as at October 31, 2011, represented 0.74% of credit risk-weighted assets and 0.89% of credit risk-weighted assets excluding purchased loan portfolios. The total allowance for credit losses decreased $46 million in 2011 to $1,832 million (excluding a $45 million allowance included in Other Liabilities related to undrawn commitments and letters of credit that are considered Other Credit Instruments).

BMO’s loan book continues to be well diversified by segment and geographic area, and is comprised primarily of the more stable consumer and commercial portfolios, which represented 89.4% of the portfolio at year end, compared with 86.2% in 2010. The Canadian and U.S. portfolios represented 67% and 29% of total loans, respectively, compared with 76% and 19% in 2010. The increase in the U.S. loan book in 2011 was primarily due to the acquired M&I loan portfolio, which represented 14% of BMO’s total loans at October 31, 2011. The consumer loans portfolio represented 53.8% of the total portfolio, down from 56.6% in 2010, with approximately 87% of the portfolio secured in Canada and 96% in the United States. Corporate and commercial loans represented 46.2% of the total portfolio, up from 43.4% in 2010. We continue to proactively monitor industry sectors that we consider to be of concern, including U.S. real estate. With the addition of the acquired M&I loan portfolio, BMO’s exposure to U.S. real estate-related loans and to potential deterioration in U.S. real estate markets has increased.

Credit risk management is discussed further on page 83. Note 6 on page 129 of the financial statements and Tables 11 to 19 on pages 106 to 109 provide details of BMO’s loan portfolio, impaired loans and provisions and allowances for credit losses.

Changes in Gross Impaired Loans (GIL) and Acceptances (1) ($ millions, except as noted)

For the year ended October 31	2011	2010	2009	2008	2007	2006	2005
GIL, beginning of year	2,894	3,297	2,387	720	666	804	1,119
Additions to impaired loans and acceptances	1,225	1,525	2,690	2,506	588	420	423
Reductions in impaired loans and acceptances (2)	(326)	(712)	(288)	131	(143)	(220)	(319)
Write-offs	(1,108)	(1,216)	(1,492)	(970)	(391)	(338)	(419)
GIL, end of year	2,685	2,894	3,297	2,387	720	666	804
GIL as a % of gross loans and acceptances	1.30	1.62	1.94	1.26	0.44	0.41	0.55
GIL as a % of gross loans and acceptances excluding purchased portfolios (3)	1.40	1.63	1.94	1.26	0.44	0.41	0.55
(1)	GIL excludes purchased credit impaired loans and 2010 data has been restated accordingly.
(2)	Includes the impact of foreign exchange and write-offs of consumer loans included in additions to impaired loans in the period.
(3)	Ratio is presented excluding purchased portfolios, to provide for better historical comparisons (refer to the Acquisition of M&I section on page 36 for details).

Provision for Credit Losses (PCL) ($ millions, except as noted)

For the year ended October 31	2011	2010	2009	2008	2007	2006	2005
New specific provisions	1,188	1,419	1,765	1,242	460	410	407
Reversals of previous allowances	(128)	(187)	(77)	(58)	(66)	(87)	(121)
Recoveries of prior write-offs	(241)	(183)	(145)	(114)	(91)	(112)	(67)
Specific PCL	819	1,049	1,543	1,070	303	211	219
Increase in (reduction of) general allowance	38	–	60	260	50	(35)	(40)
Provision for credit losses	857	1,049	1,603	1,330	353	176	179
Adjusted specific PCL (1)	801	1,049	1,543	1,070	303	211	219
PCL as a % of average net loans and acceptances (%)	0.46	0.61	0.88	0.76	0.21	0.11	0.13
PCL as a % of average net loans and acceptances excluding purchased portfolios (%) (2)	0.44	0.61	0.88	0.76	0.21	0.11	0.13
Adjusted specific PCL as a % of average net loans and acceptances (%) (1)	0.45	0.61	0.85	0.61	0.18	0.14	0.16

(1)  Adjusted excludes provisions related to the M&I purchased portfolio, as of 2011. Please see the Non-GAAP Measures section on page 94.

(2)  Ratio is presented excluding purchased portfolios, to provide for better historical comparisons (refer to the Acquisition of Marshall & Ilsley Corporation section on page 36 for details).

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 94.

Caution

This Provision for Credit Losses section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 94.

42	BMO Financial Group 194th Annual Report 2011

Non-Interest Expense

Non-interest expense increased $1,015 million or 13% to $8,605 million in 2011. BMO’s adjusted non-interest expense(1) increased $850 million or 11% to $8,404 million. Adjusted non-interest expense excludes costs of the M&I integration and restructuring in 2011, as well as amortization of acquisition-related intangible assets in all years and severance costs in 2009. The factors contributing to the increases are set out in the adjacent Contribution to Growth in Adjusted Non-Interest Expense and Non-Interest Expense table.

Amounts in the rest of this Non-Interest Expense section are stated on an adjusted basis.

As explained on page 37, the net effect of businesses acquired in 2011 and 2010 increased expenses in 2011 relative to 2010 by $439 million (5.8%). As further explained on page 38, the weaker U.S. dollar reduced costs in 2011 by $124 million (1.6%). Higher performance-based compensation costs, in line with improved performance, and increases in our workforce, including M&I staff, increased expenses by $105 million (1.4%).

The dollar and percentage changes in expenses by category are outlined in the adjacent Adjusted Non-Interest Expense and Non-Interest Expense table. Table 8 on page 103 provides more detail on expenses and expense growth.

Other employee compensation expense, which includes salaries and employee benefits, increased $398 million or 14% from 2010, of which $178 million was attributable to the M&I acquisition. The remaining increase of $220 million was due to increases in our workforce as we continued to invest in our businesses over the course of 2011.

Premises and equipment costs increased $202 million or 15%, with $76 million related to the M&I acquisition and the majority of the balance related to software development in support of our business growth.

Other expenses rose $152 million or 9%, with $94 million of the increase attributable to the impact of the M&I acquisition. The remainder was mainly due to a large number of small increases for initiative-related expenses such as professional fees and travel costs, primarily related to activities in support of our business growth.

The harmonized sales tax that was implemented on July 1, 2010, in both Ontario and British Columbia increased the sales tax paid in these two jurisdictions, resulting in an increase in expense of approximately $90 million in 2011 and $30 million in 2010 in a number of expense categories relative to 2009.

Productivity

The productivity ratio (expense-to-revenue ratio) deteriorated by 50 basis points to 62.7% in 2011. BMO’s adjusted productivity ratio was 62.4%, a 50 basis point deterioration from 61.9% in 2010.

P&C Canada is BMO’s largest operating segment, and its productivity ratio of 51.9% deteriorated by 70 basis points from 2010, as expected, with non-interest expense growth outpacing revenue growth due to spending on initiatives, including additions to our sales force and investments to enhance our multi-channel distribution network.

The 2011 productivity ratio in P&C U.S. of 62.7% improved by 580 basis points and the adjusted productivity ratio improved by 660 basis points to 60.3%. Revenues in P&C U.S. grew at a faster pace than expenses in part due to the acquired M&I business.

The productivity ratio in Private Client Group in 2011 deteriorated by 70 basis points to 73.1%, but improved by 20 basis points excluding the impact of acquisitions. Revenue growth in the group, excluding insurance, was strong.

BMO Capital Markets productivity ratio deteriorated by 140 basis points, driven by increased non-interest expense due in part to strategic hiring.

Examples of initiatives to enhance productivity are outlined in the 2011 Review of Operating Groups Performance, which starts on page 44. Operating leverage was negative 1.1% and adjusted operating leverage was negative 1.0%. One of our medium-term financial objectives is to generate average annual adjusted operating leverage of 2% or more,

The productivity ratio (or expense-to-revenue ratio) is a key measure of productivity. It is calculated as non-interest expense divided by total revenues (on a taxable equivalent basis in the operating groups), expressed as a percentage. The adjusted productivity ratio is another key measure of productivity and is calculated in the same manner, utilizing adjusted revenue and expense. See page 95.

Contribution to Growth in Adjusted Non-Interest Expense and Non-Interest Expense (%)

For the year ended October 31	2011	2010	2009
Significant businesses acquired	5.8	1.2	0.5
Canadian/U.S. foreign exchange currency translation effect	(1.6)	(2.8)	3.2
Performance-based compensation	1.4	1.6	0.6
Other	5.6	4.5	1.0
Total adjusted non-interest expense growth	11.2	4.5	5.3
Impact of adjusting items	2.2	(1.7)	1.8
Total non-interest expense growth	13.4	2.8	7.1

Adjusted Non-Interest Expense and Non-Interest Expense

($ millions, except as noted)

			Change from 2010
For the year ended October 31	2011	2010	2009	$	%
Performance-based compensation	1,560	1,455	1,338	105	7
Other employee compensation	3,307	2,909	2,929	398	14
Total employee compensation	4,867	4,364	4,267	503	12
Premises and equipment	1,545	1,343	1,281	202	15
Other	1,831	1,679	1,512	152	9
Amortization of intangible assets	161	168	160	(7)	(4)
Total adjusted non-interest expense	8,404	7,554	7,220	850	11
Adjusting items	201	36	161	165	+100
Total non-interest expense	8,605	7,590	7,381	1,015	13
Adjusted non-interest expense growth (%)	11.3	4.6	5.4	na	na
Non-interest expense growth (%)	13.4	2.8	7.1	na	na

na – not applicable

Productivity Ratios by Group (teb) (%)

For the year ended October 31	2011	2010	2009
Productivity Ratios
P&C Canada	51.9	51.2	53.4
P&C U.S.	62.7	68.5	63.8
PCG	73.1	72.4	77.9
BMO Capital Markets	57.1	55.7	56.5
Total bank	62.7	62.2	66.7
Selected Adjusted Productivity Ratios
P&C U.S.	60.3	66.9	61.7
Total bank	62.4	61.9	62.3

increasing the rate of adjusted revenue growth by an average of at least two percentage points more than the rate of adjusted non-interest expense growth. We aim to improve productivity and generate operating leverage by driving revenues through a strong customer focus and effective expense management, and through achieving synergies on the M&I integration. In what may now be a low growth environment, we are renewing our focus on productivity, revenues and customers to achieve greater efficiency and effectiveness in all support functions, operating groups and underlying business processes.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 94.

BMO Financial Group 194th Annual Report 2011	43

MANAGEMENT’S DISCUSSION AND ANALYSIS

Provision for Income Taxes

The provision for income taxes reflected in the Consolidated Statement of Income is based upon transactions recorded in income, regardless of when such transactions are subject to taxation by tax authorities, with the exception of the repatriation of retained earnings from foreign subsidiaries, as outlined in Note 24 on page 164 of the financial statements.

Management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and report accordingly.

The provision for income taxes was $917 million in 2011, compared with $687 million in 2010. The adjusted provision for income taxes(1) in 2011 was $908 million. The effective tax rate in 2011 was 21.5%, compared with 19.2% in 2010. The adjusted effective tax rate in 2011 was 21.3%. The higher effective tax rate in 2011 was mainly attributable to proportionately lower tax-exempt income and lower net recoveries of prior years’ income taxes, partially offset by the effect of a reduction in the Canadian statutory income tax rate.

BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss on hedging and the unrealized gain or loss on translation of investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities results in an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not incur income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuations in exchange rates from period to period. Hedging of the investments in U.S. operations has given rise to income tax expense in shareholders’ equity of $41 million for the year, compared with $206 million in 2010. Refer to the Consolidated Statement of Changes in Shareholders’ Equity on page 117 of the financial statements for further details.

Table 8 on page 103 details the $1,437 million of total net government levies and income tax expense incurred by BMO in 2011. The increase from $1,089 million in 2010 was primarily due to higher income tax expense, as well as higher harmonized sales tax and GST expenses.

(1)	The adjusted rate is computed using adjusted net income rather than net income in the determination of income subject to tax.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 94.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our directors and executives and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer to our customers for those services. A select suite of customer loan and mortgage products is offered to our employees at rates normally made available to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.

Stock options and deferred share units granted to directors, and preferred rate loan agreements for executives relating to transfers we initiate, are discussed in Note 27 on page 169 of the financial statements.

2011 Review of Operating Groups Performance

This section includes an analysis of the financial results of our operating groups and descriptions of their businesses, strategies, strengths, challenges, key value drivers, achievements and outlooks.

Personal and Commercial Banking (P&C) (pages 46 to 52)

Net income was $2,056 million in 2011, an increase of $202 million or 11% from 2010. Adjusted net income was $2,100 million, an increase of $221 million or 12%.

Private Client Group (PCG) (pages 53 to 55)

Net income was $518 million in 2011, an increase of $58 million or 13% from 2010. Adjusted net income was $528 million, an increase of $62 million or 13%.

BMO Capital Markets (BMO CM) (pages 56 to 58)

Net income was $920 million in 2011, an increase of $104 million or 13% from 2010. Adjusted net income was $920 million, an increase of $103 million or 13%.

Corporate Services, including Technology and Operations (page 59)

The net loss was $228 million in 2011, compared with a net loss of $320 million in 2010. The adjusted net loss was $267 million, an improvement of $53 million from 2010.

Allocation of Results

The basis for the allocation of results geographically and among operating groups is outlined in Note 26 on page 167 of the financial statements. Certain prior-year data has been restated, as explained on the following page, which also provides further information on the allocation of results.

44	BMO Financial Group 194th Annual Report 2011

Contributions to Revenue, Expenses, Net Income and Average Assets by Operating Group and by Location ($ millions, except as noted)

	Personal and Commercial			Private			BMO			Corporate Services, including			Total
	Banking			Client Group			Capital Markets			Technology and Operations			Consolidated
For the year ended October 31	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
Operating Groups Relative Contribution to BMO’s Performance (%)
Revenue	58.8	59.5	62.2	18.7	18.4	18.2	24.4	26.8	27.9	(1.9)	(4.7)	(8.2)	100	100	100
Expenses	51.1	52.2	52.0	21.7	21.4	21.2	22.2	24.0	23.6	5.0	2.4	3.1	100	100	100
Net income	63.0	66.0	97.8	15.9	16.4	20.2	28.2	29.0	48.7	(7.1)	(11.4)	(66.6)	100	100	100
Adjusted net income	64.0	66.1	77.5	16.1	16.4	15.9	28.0	28.7	53.4	(8.1)	(11.2)	(46.8)	100	100	100
Average assets	43.8	44.5	41.3	3.7	3.6	2.6	49.2	50.4	56.6	3.3	1.5	(0.5)	100	100	100
Total Revenue
Canada	5,985	5,742	5,288	2,016	1,818	1,598	2,117	2,027	1,468	(188)	(413)	(640)	9,930	9,174	7,714
United States	2,076	1,518	1,595	386	252	241	997	1,035	1,331	(36)	(166)	(347)	3,423	2,639	2,820
Other countries	–	–	–	157	175	173	227	216	286	(19)	6	71	365	397	530
	8,061	7,260	6,883	2,559	2,245	2,012	3,341	3,278	3,085	(243)	(573)	(916)	13,718	12,210	11,064
Total Expenses
Canada	3,104	2,952	2,822	1,525	1,376	1,294	967	931	889	247	180	225	5,843	5,439	5,230
United States	1,295	1,011	1,017	315	222	250	784	756	724	165	(14)	(2)	2,559	1,975	1,989
Other countries	–	–	–	31	27	22	156	138	131	16	11	9	203	176	162
	4,399	3,963	3,839	1,871	1,625	1,566	1,907	1,825	1,744	428	177	232	8,605	7,590	7,381
Net Income
Canada	1,686	1,622	1,429	348	301	199	819	678	366	(24)	(67)	(433)	2,829	2,534	1,561
United States	370	232	319	43	17	(6)	43	71	363	(180)	(261)	(786)	276	59	(110)
Other countries	–	–	–	127	142	168	58	67	141	(24)	8	27	161	217	336
	2,056	1,854	1,748	518	460	361	920	816	870	(228)	(320)	(1,192)	3,266	2,810	1,787
Adjusted Net Income
Canada	1,691	1,626	1,433	352	305	199	819	679	721	(47)	(68)	(358)	2,815	2,542	1,995
United States	409	253	347	48	18	(4)	43	71	364	(196)	(260)	(743)	304	82	(36)
Other countries	–	–	–	128	143	169	58	67	141	(24)	8	27	162	218	337
	2,100	1,879	1,780	528	466	364	920	817	1,226	(267)	(320)	(1,074)	3,281	2,842	2,296
Average Assets
Canada	153,107	144,837	139,945	13,300	11,370	8,332	120,161	107,411	128,681	(7,014)	(7,007)	(10,309)	279,554	256,611	266,649
United States	41,122	32,367	41,175	2,547	2,340	2,811	77,233	66,443	90,581	21,773	13,184	7,911	142,675	114,334	142,478
Other countries	–	–	–	519	503	451	20,845	27,009	28,926	56	17	44	21,420	27,529	29,421
	194,229	177,204	181,120	16,366	14,213	11,594	218,239	200,863	248,188	14,815	6,194	(2,354)	443,649	398,474	438,548

BMO employs a methodology for segmented reporting purposes whereby expected credit losses are charged to the operating groups quarterly based on their share of expected credit losses. The difference between quarterly charges based on expected credit losses and required quarterly provisions based on actual losses is charged to Corporate Services. The operating group results are presented on an expected credit loss basis.

The actual specific provision for credit losses for P&C was $980 million, comprised of $630 million in P&C Canada and $350 million in P&C U.S., compared with $1,177 million, $712 million and $465 million, respectively, for the 2010 fiscal year. The P&C Canada provision for credit losses of $630 million included credit losses of $212 million related to securitized assets, which are reflected as a reduction of non-interest revenue in Corporate Services under our securitization reporting methodology and are therefore not included in BMO’s $819 million of specific provisions. For Private Client Group, the actual specific provision for credit losses for 2011 was $8 million, compared with $13 million in 2010, and for BMO Capital Markets, the actual specific provision for credit losses for 2011 was $17 million, compared with $62 million in 2010. In addition, in 2011 there was a $26 million provision ($nil in 2010) for actual credit losses in respect of loans transferred from P&C U.S. to Corporate Services.

BMO analyzes consolidated revenues on a GAAP basis. However, like many banks, BMO analyzes the revenues of its operating groups and associated ratios computed using revenue on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues and income tax provisions.

During the year, approximately US$1.0 billion of impaired real estate secured assets, comprised primarily of commercial real estate loans, were transferred to Corporate Services from P&C U.S. to allow our businesses to focus on ongoing customer relationships and leverage our risk management expertise in our special assets management unit. Prior period loan balances, revenues and expenses were restated to reflect the transfer. Approximately US$1.5 billion of similar assets acquired in the M&I transaction have also been included in Corporate Services.

M&I’s activities are primarily reflected in our P&C U.S., PCG and Corporate Services segments, with a small amount included in BMO Capital Markets. Corporate Services results reflect credit-related items in respect of the acquired M&I loan portfolio. The recognition of a portion of the credit mark recorded on the portfolio is included in net interest income. Results also include provisions for credit losses on the acquired M&I portfolio. Integration and restructuring costs are also included in Corporate Services. We have included expected losses in P&C U.S. and PCG for the acquired M&I loan portfolio on the same basis as expected losses are determined for other loans in P&C U.S. and PCG.

BMO Financial Group 194th Annual Report 2011	45

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 94.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Personal and Commercial Banking (Canadian $ in millions, except as noted)

As at or for the year ended October 31	P&C Canada					P&C U.S.					P&C
				Change					Change					Change
	Fiscal	Fiscal	Fiscal	from 2010		Fiscal	Fiscal	Fiscal	from 2010		Fiscal	Fiscal	Fiscal	from 2010
	2011	2010	2009	$	%	2011	2010	2009	$	%	2011	2010	2009	$	%
Net interest income (teb)	4,368	4,164	3,810	204	5	1,625	1,104	1,248	521	47	5,993	5,268	5,058	725	14
Non-interest revenue	1,700	1,667	1,478	33	2	368	325	347	43	13	2,068	1,992	1,825	76	4
Total revenue (teb)	6,068	5,831	5,288	237	4	1,993	1,429	1,595	564	39	8,061	7,260	6,883	801	11
Provision for credit losses	547	502	387	45	9	202	124	92	78	64	749	626	479	123	20
Non-interest expense	3,150	2,985	2,822	165	6	1,249	978	1,017	271	28	4,399	3,963	3,839	436	11
Income before income taxes and non-controlling interest in subsidiaries	2,371	2,344	2,079	27	1	542	327	486	215	66	2,913	2,671	2,565	242	9
Income taxes (teb)	670	704	650	(34)	(5)	187	113	167	74	65	857	817	817	40	5
Net income	1,701	1,640	1,429	61	4	355	214	319	141	66	2,056	1,854	1,748	202	11
Adjusted net income	1,710	1,646	1,433	64	4	390	233	347	157	67	2,100	1,879	1,780	221	12
Net economic profit											1,108	1,152	1,000	(44)	(4)
Return on equity (%)											22.7	28.1	24.3		(5.4)
Adjusted productivity ratio (teb) (%)	51.8	51.1	53.3		0.7	60.3	66.9	61.7		(6.6)	53.9	54.2	55.2		(0.3)
Productivity ratio (%)	51.9	51.2	53.4		0.7	62.7	68.5	63.8		(5.8)	54.6	54.6	55.8		–
Net interest margin on earning assets (%)	2.93	2.95	2.82		(0.02)	4.43	3.75	3.25		0.68	3.23	3.09	2.92		0.14
Average common equity											8,669	6,403	6,977	2,266	35
Average earning assets	148,957	141,107	135,035	7,850	6	36,695	29,445	38,439	7,250	25	185,652	170,552	173,474	15,100	9
Average loans and acceptances	151,247	143,034	136,698	8,213	6	33,225	25,737	33,646	7,488	29	184,472	168,771	170,344	15,701	9
Average deposits	102,455	98,945	95,941	3,510	4	37,273	26,178	29,726	11,095	42	139,728	125,123	125,667	14,605	12
Assets under administration	22,421	22,740	24,513	(319)	(1)	59,216	58,596	49,736	620	1	81,637	81,336	74,249	301	–
Assets under management	–	–	–	–	–	–	805	–	(805)	nm	–	805	–	(805)	nm
Full-time equivalent employees	16,765	16,246	15,761	519	3	7,661	4,456	3,928	3,205	72	24,426	20,702	19,689	3,724	18
nm – not meaningful P&C U.S. Selected Financial Data (US$ in millions)
As at or for the year ended October 31						Fiscal	Fiscal	Fiscal	Change from 2010
						2011	2010	2009	$	%
Total revenue (teb)						2,017	1,371	1,365	646	47
Non-interest expense						1,265	939	873	326	35
Net income						359	205	271	154	75
Adjusted net income						394	223	295	171	77
Average earning assets						37,144	28,234	32,862	8,910	32
Average loans and acceptances						33,624	24,679	28,754	8,945	36
Average deposits						37,727	25,112	25,388	12,615	50

Net economic profit and adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 94.

46	BMO Financial Group 194th Annual Report 2011

Personal and Commercial Banking Canada

We offer a broad range of products and services to more than seven million customers. These include solutions for everyday banking, financing, investing, credit cards and creditor insurance, as well as a broad suite of commercial products and financial advisory services. We provide an integrated network of BMO Bank of Montreal branches, telephone banking, online and mobile banking and automated banking machines (ABMs), along with the expertise of our mortgage specialists, financial planners and small business bankers.

“We have a clear focus on differentiating BMO by delivering a great customer experience that deepens relationships with existing customers and attracts new ones.”

Frank Techar

President and Chief Executive Officer

Personal and Commercial Banking Canada

Strengths and Value Drivers

•	Strong competitive position in commercial banking, reflected in our number two ranking in market share for business loans of $5 million and less.
•	Largest MasterCard issuer in Canada, as measured by transaction volumes, and one of the top commercial card issuers in North America.
•	Highly experienced team of senior account managers in upper mid-market commercial banking, offering integrated products and services that are driving high customer loyalty scores in the segment.
•	Strong and consistently applied credit risk management practices that provide customers with reliable access to appropriate financing solutions in all economic conditions.
•	Rigorous performance management system, encompassing planning, tracking, assessment and coaching.

Challenges

•	Recent slowing of economic environment expected to reduce demand for some products and services.
•	Increased pace of change and innovation allows customers to access an array of products and services from competitors.
•	Demand continues to grow for resources to meet regulatory, compliance, information security and fraud management requirements.

Our Lines of Business

Personal Banking provides financial solutions for everyday banking, financing, investing, credit cards and creditor insurance needs. We serve approximately 20% of Canadian households.

Commercial Banking provides our small business, medium-sized enterprise and mid-market banking clients with a broad suite of commercial products and financial advisory services.

Our Strategy

We aim to succeed in the Canadian market through the quality and consistency of our customer experience and through the productivity of our sales and distribution network.

Our Path to Differentiation

•	Deliver world-class people and leadership capabilities.
•	Excel at sales leadership and performance management.
•	Leverage customer insights to drive compelling and meaningful offers.
•	Expand our distribution reach with a focus on branch service and online innovation.
•	Eliminate process complexity for customers and employees.

Key Performance Metrics and Drivers	2011	2010	2009

Net income growth (%)

Revenue growth (%)

Operating leverage (%)

Personal banking revenue ($ millions)

Personal loan growth (%) (1)

Personal deposit growth (%)

Commercial banking revenue ($ millions)

Commercial loan growth (%) (1)

Commercial deposit growth (%)

	3.7 4.1 (1.5 3,785 5.7 0.5 2,283 5.9 10.0)	14.8 10.2 4.5 3,663 4.8 0.5 2,168 4.1 9.1	24.0 10.3 7.2 3,392 4.7 14.6 1,896 1.7 4.8
Employee engagement index (%) (2)	78	75	75

(1)	Includes current loans, acceptances and securitized loans.
(2)	Source: BMO Annual Employee Survey, conducted by Burke Inc., an independent research company.

Caution

This Personal and Commercial Banking Canada section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group 194th Annual Report 2011	47

MANAGEMENT’S DISCUSSION AND ANALYSIS

2011 Group Objectives and Achievements

Continue to enhance the customer experience and create a differentiated position in the Canadian market.

•	Revenue grew by 4.1% to $6.1 billion and customer loyalty improved.
•

Employees are aligned behind one vision and one brand promise, both centred on providing our customers with great experiences. In 2011, 97% of employees participating in the annual employee survey indicated that they understand how their work aligns with our vision of being the bank that defines great customer experience.

•

Training for front-line employees continues to focus on improving the quality and consistency of the customer experience, which is driving improvements in our loyalty scores. We invested $43 million in training and development in 2011.

Launch attractive and compelling new offers that drive results.

•	Launched BMO SmartSteps for Parents, an interactive online hub to help parents teach children about money management.
•

Rolled out a new Online Banking for Business site to more than 10,000 business customers, providing them with access to their financial information, accounts and banking services in a fully integrated online environment.

•

Launched BMO Mobile Banking, allowing customers to use their mobile phones to check balances and account activity, transfer money between accounts, find a branch or ABM or call our customer contact centre. By October 31, 2011, more than 245,000 customers had registered for BMO Mobile Banking.

•	280,000 customers have become BMO MoneyLogic users, which allows them to set budget and savings goals and anonymously compare their spending patterns with other BMO customers.
•	Launched the BMO SmartSteps for Business Online Community, a virtual hub with new media features and numerous tools, including a blog and a live Twitter feed.
•

BMO Alerts, a feature of BMO Mobile Banking, allows customers to receive instant notification of low account balances or fraudulent activity on their debit cards. By October 31, 2011, we had issued two million alerts to customers to help them manage their money.

Improve productivity of our sales and distribution network.

•

Strengthened our branch network, opening or upgrading a total of 58 branches, including the launch of nine branches in an innovative new format that encourages great conversations with our customers. In each of the 58 branches, productivity enhancements have been implemented, such as right-sizing and improvements in design, as well as the installation of productivity-driving technologies.

•	Expanded our ABM network by adding 136 machines.
•	Added to our specialized sales force, increasing the number of mortgage specialists by 13%, financial planners by 9%, and commercial cash management specialists and support staff by 18%.
•	Added 150 small business bankers to provide a differentiated customer experience to our small business customers.
•

Significantly improved the online customer experience, ranking second among the public websites of the six largest Canadian banks as evaluated by an independent research firm in Forrester Research Inc.’s 2011 Canadian Online Bank Rankings (July 2011).

Continue the redesign of core processes and technologies to achieve a high-quality customer experience, create capacity for customer-facing employees and reduce costs.

•

Launched our new online personal account application in May 2011, which significantly increased our online retail banking volumes. Applications in the five months following the launch were 30% higher than in the same period last year. The new process automates most new account openings and has eliminated thousands of hours of manual processing each month.

•	One million customers have opted out of paper statements as a result of improved functionality such as the ability to view cheque images and access two years of account history online.

2012 Group Objectives

•	Continue to enhance the customer experience and create a differentiated position in the Canadian market.
•	Launch attractive and compelling new offers that drive results.
•	Improve productivity of our sales and distribution network.
•	Continue the redesign of core processes and technologies to achieve a high-quality customer experience, create capacity for customer-facing employees and reduce costs.

48	BMO Financial Group 194th Annual Report 2011

Canadian Business Environment and Outlook

Domestic demand for goods and services in Canada slowed notably during the first half of calendar 2011, reflecting much weaker growth in consumer and government spending. Business investment in machinery and infrastructure remained strong and residential construction recovered after having declined during each of the last three quarters of 2010. Growth in demand for personal credit slowed during the first three quarters of fiscal 2011 as households became more cautious in the face of stretched finances and mounting economic uncertainty. Residential mortgage growth picked up during the first half of fiscal 2011, but has slowed from last year. Although home sales and construction remained robust, there are signs that demand in the housing market is losing momentum.

Looking ahead, we anticipate that the North American economy will continue to grow modestly, although downside risks relating to Europe’s debt concerns are significant. Financial product performance will likely reflect a moderate rate of growth. In Canadian personal banking, growth in demand for consumer credit has already slowed and will likely remain soft through 2013. Residential mortgage growth has remained buoyant, but should slow moderately as the growth in demand for housing eases from its earlier strong pace. In commercial banking, the demand for business credit is growing, after falling during 2009 and 2010. Demand should continue to accelerate as businesses invest more to upgrade equipment, rebuild inventories and expand commercial and industrial space. The strong growth in business deposits during the first three quarters of 2011 is likely to ease over the next several quarters as the rate of increase in business profits moderates from its post-recession, commodity-driven recovery rate. With core deposit growth slowing to a rate below that for credit, the demand for wholesale funding and non-personal fixed-term deposits will likely rise.

P&C Canada Financial Results

P&C Canada net income was $1,701 million, up $61 million or 3.7% from a year ago. Reported results reflect provisions for credit losses in BMO’s operating groups on an expected loss basis. Net income increased $148 million or 9.9% on a basis that adjusts reported results to reflect provisions on an actual loss basis.

Revenue increased $237 million or 4.1% to $6,068 million, driven by volume growth in most products, partially offset by lower net interest margin. Net interest margin was 2.93%, 2 basis points lower than in the prior year, mainly due to lower deposit spreads in a low interest rate environment, competitive pricing on mortgages and lower industry-wide cards usage.

In our personal banking business, revenue increased $122 million or 3.3%. The increase was driven by volume growth across most products,

partially offset by lower deposit spreads in the low interest rate environment, lower retail card volumes and competitive pricing on mortgages.

In our commercial banking business, revenue increased $115 million or 5.3%. The increase was due to volume growth across most products and improved spreads in commercial lending, partially offset by lower deposit spreads in a low interest rate environment.

Non-interest expense was $3,150 million, up $165 million or 5.6% from 2010. The increase was due to higher initiative spending, employee-related costs and the inclusion of two additional months of the results of the Diners Club business in the current year. Our productivity ratio deteriorated by 70 basis points to 51.9%.

Note: The P&C Canada summary income statement appears on page 46.

BMO Financial Group 194th Annual Report 2011	49

MANAGEMENT’S DISCUSSION AND ANALYSIS

Personal and Commercial Banking U.S.

We are helping make money make sense to more than two million customers. Our retail, small and mid-sized business banking customers are served through 679 branches, an award-winning call centre, online banking and more than 1,350 ABMs across eight states. We deliver financial expertise to our commercial banking customers through a broad range of lending and treasury management services and products, offering in-depth specific industry knowledge and strategic capital markets solutions.

The acquisition of M&I in July 2011 substantially increased our market presence in the U.S. Midwest. We have an enviable market position for competing effectively everywhere we do business. Our focus on developing new customer relationships and deepening existing relationships across our businesses has never been stronger.

“This is an unprecedented time for our industry. The nature of the relationship between customers and their bank has changed fundamentally. As we work to successfully transition BMO Harris Bank to a common platform, we’ve focused our efforts on exceeding those changing expectations.”

Mark Furlong

President and Chief Executive Officer

Personal and Commercial Banking U.S. and BMO Harris Bank, N.A.

Strengths and Value Drivers

•

A rich heritage of more than 160 years in the U.S. Midwest under the established Harris and M&I brands, both of which are identified with a deep commitment to the community and to helping customers succeed.

•	The strengths that result from approaching the integration of the two banks by choosing the best products, processes and people from the two predecessors.
•	An attractive branch footprint and top-tier deposit market share in key U.S. Midwest markets, which provide an enviable platform for profitable growth.
•	A large-scale, relationship-based national commercial banking business based in the U.S. Midwest, with in-depth industry knowledge in select sectors.
•	Strong working relationships with our colleagues in Private Client Group and BMO Capital Markets.
•	Ability to leverage the capabilities and scale of BMO Financial Group.

Challenges

•	The U.S. economic outlook continues to be uncertain, with relatively slow improvement and modest expectations for increased loan demand in 2012.
•	Market dynamics remain competitive, as banks compete aggressively on pricing for both loans and deposits to maintain and increase market share.
•	Regulatory oversight has become increasingly complex with the advent of new regulations and compliance requirements.

Our Lines of Business

Personal Banking offers a broad range of products and services to individuals and small and mid-sized business customers, including deposit and investment services, mortgages, consumer credit, business lending, credit cards and other banking services.

Commercial Banking provides larger businesses with a broad range of banking products and services, including lending, deposits, treasury management and risk management. Segments of focus include corporate finance, diversified industries, financial institutions, food and consumer, auto dealership finance, equipment finance, healthcare, agriculture and commercial real estate.

Our Strategies

•

Deliver a great customer experience and improve retail banking profitability in a challenging environment by focusing on key segments and products, while continuing to increase overall sales and improve channel capabilities and productivity.

•

Establish a position as a leader in commercial banking in the U.S. Midwest by delivering a unique combination of local access and sector/product expertise to our clients, while also serving the treasury management needs of our client base.

Our Path to Differentiation

•	A customer-focused culture centred on understanding our customers and helping them achieve their financial goals.
•	A one-team approach that brings the entire organization’s capabilities to our customers.
•	Effective sales management and leadership that drive our sales and service employees to excel.
•	A disciplined, transparent and well aligned performance management system that supports our business objectives, motivates employees and rewards top performers.
•	Products and services that are consistent with our brand promise of removing complexity from financial matters.

Key Performance Metrics and Drivers	2011	2010	2009*
Net income growth (US$) (%)	75.1	(24.5)	14.6
Adjusted net income growth (US$) (%)	76.6	(24.3)	24.7
Revenue growth (US$) (%)	47.2	0.4	4.9
Average US$ loan growth (%) (1)	36.2	(14.1)	(2.4)
Average US$ deposit growth (%)	50.2	(1.1)	17.6
Operating leverage (US$) (%)	12.5	(7.1)	5.8
Adjusted operating leverage (US$) (%)	14.6	(8.2)	5.4
Number of branches	679	312	280
Personal banking Net Promoter Score (2)	43	40	43
Employee engagement index (3)	72	71	74

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 94.

(1)	Based on current loans.
(2)	A measure of the strength of customer loyalty. Commercial banking does not have a comparable measure on a consolidated basis.
(3)	Source: BMO Annual Employee Survey, conducted by Burke Inc., an independent research company.
*	Net income growth, revenue growth and operating leverage in fiscal 2009 have not been restated for the impact of the corporate real estate transfer from P&C U.S. to Corporate Services in 2011.

P&C U.S. also offers wealth management and investment banking services through our colleagues in Private Client Group and BMO Capital Markets.

Caution

This Personal and Commercial Banking U.S. section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

50	BMO Financial Group 194th Annual Report 2011

2011 Group Objectives and Achievements

Maintain strong customer loyalty.

•	In 2011, our U.S. personal banking Net Promoter Score was 43, an increase of three points from 2010, and remained strong compared to those of our large competitors.
•

In 2011, BMO Harris Bank was ranked as the most reputable U.S. bank by Reputation Institute in a study conducted in collaboration with American Banker, while M&I was ranked sixth. BMO Harris Bank improved on its top 10 ranking from 2010, the first year the study was conducted.

•

We continued to build on the success of Helpful Steps, working with our customers to help them control spending, grow savings, and borrow and invest wisely. We added to the tools and guidance we provide online with the program, and we launched Helpful Steps for Small Business and Helpful Steps for Parents.

•	We strengthened our New Customer Welcome Program to deepen new relationships and encourage customer loyalty.
•

To position BMO Harris Bank as a trusted advisor, we partnered with the Tribune Media Group to launch a wide-ranging financial education initiative, leveraging the expertise of employees who are able to provide education and guidance on a wide range of financial topics.

Improve financial performance by growing revenue through sales productivity, effectively managing costs and continuing to optimize our distribution network.

•	We completed the acquisition of M&I, significantly growing our footprint and capabilities while boosting our financial performance.
•

Revenue of US$2,017 million increased US$646 million or 47%. Excluding the impact of the M&I acquisition in 2011 and the Rockford, Illinois-based bank transaction (the Rockford transaction) in 2010, revenue increased US$67 million or 5.1%.

•

Non-interest expense of US$1,265 million increased US$326 million or 35%. Excluding the impact of the M&I acquisition in 2011 and the Rockford transaction in 2010, expenses increased US$21 million or 2.3%. Our productivity ratio of 62.7% improved 580 basis points from 2010. Our adjusted productivity ratio(1) improved 660 basis points to 60.3%.

•

For the third year in a row, BMO Harris Contact Center was certified as a Center of Excellence by BenchmarkPortal, a recognized leader in benchmarking and certifying customer contact centres. This reflects our focus on maintaining the highest-quality distribution network.

Increase the level of profitable customer acquisition to complement our high customer retention rates.

•	Our deep customer relationships and focus on the customer experience resulted in our retention rates continuing to be among the highest in the industry.
•	Commercial customer acquisition has grown in select segments, while the intake of new customers remains strong.
•	The acquired M&I business added approximately one million customers.

Establish a commercial banking leadership position and drive growth in sectors where we have expertise and an opportunity to grow market share.

•	Commercial banking revenue grew 62% from 2010. Excluding M&I, revenue grew 16%.
•	Commercial loans increased US$1.3 billion or 20% from the beginning of the fiscal year, excluding M&I and our exit portfolio. Deposits remained at record levels, excluding M&I.
•

We completed the roll-out of an integrated marketing campaign to position BMO Harris Bank as a leader in commercial banking, a bank that knows its clients and understands what companies are looking for in a financial services partner.

•	We are leveraging our proven expertise in the key specialty segments of auto dealership, agriculture and equipment finance to create growth opportunities.

2012 Group Objectives

•	Successfully integrate our acquired M&I businesses.
•	Maintain strong customer loyalty.
•	Improve financial performance by growing revenue, effectively managing costs and continuing to optimize our distribution network.
•	Deploy our unique commercial operating model, which drives growth by delivering local access and industry expertise to our clients across a broad geographic footprint.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 94.

BMO Financial Group 194th Annual Report 2011	51

MANAGEMENT’S DISCUSSION AND ANALYSIS

U.S. Business Environment and Outlook

With the completion of the acquisition of M&I in July 2011, P&C U.S. now has a significant footprint in eight U.S. states, primarily focused in six contiguous U.S. Midwest states (Illinois, Wisconsin, Indiana, Minnesota, Missouri and Kansas). There has been substantial consolidation in this marketplace over the past several years. The five largest banks held only 21% of the personal and commercial deposits market in this six-state area in 1998, but by the end of 2010, the five largest (adjusted to reflect the combination of Harris Bank and M&I Bank as BMO Harris Bank) held 34% of the market. With a GDP and population comparable to Canada’s, this U.S. Midwest area remains highly contested because of growth opportunities presented by fragmentation in the market. Competitors are attempting to capture market share through acquisitions, aggressive pricing and continuous investment in their brands. Real GDP growth in the U.S. Midwest was slightly higher than the national rate in 2011 and is expected to maintain that outperformance in 2012. The unemployment rate in the U.S. Midwest was lower than the national rate in 2011 and is expected to remain so in 2012.

Assuming that European economic and debt concerns are contained, the U.S. Midwest economy is expected to strengthen moderately in 2012, benefiting from low interest rates, a relatively weak U.S. dollar and possible fiscal stimulus. Business loan demand is slowly improving as credit availability increases and product demand slowly grows.

Business investment in machinery and equipment continued to advance briskly in 2011, although some slowing in growth is anticipated. However, non-residential construction has remained weak, due to vacancy rates for commercial and industrial properties that are still high, but falling. Consumer spending growth was sluggish in 2011 and will likely continue on a similar path in 2012 as households focus on reducing debt and building savings. Consumer loan demand is expected to remain constrained in 2012 as low home prices continue to dampen demand for home equity loans. With household confidence still soft, residential construction and the demand for mortgages have also remained weak, with only modest improvement, if any, expected in 2012.

In 2012, we plan to leverage our increased scale, enhanced business mix and well-aligned capabilities to grow organically by embedding customer acquisition within our sales culture and providing compelling product offerings. Our highly attractive U.S. Midwest footprint, areas of commercial expertise and strong customer loyalty relative to our largest competitors provide a solid platform from which to drive revenue growth and improve profitability. By bringing clarity to our customers through a highly productive sales and distribution network, we plan to continue to enhance our reputation as a strong, stable and customer-focused bank.

P&C U.S. Financial Results

P&C U.S. net income increased $141 million or 66% from the prior year to $355 million. Amounts in the rest of this section are expressed in U.S. dollars.

Net income was $359 million, up $154 million or 75% from the prior year. Adjusted net income, which excludes the amortization of acquisition-related intangible assets, was $394 million, up $171 million, with $142 million attributable to the acquired M&I business and the remaining $29 million related to organic operations and representing growth of 13% from 2010.

Revenue of $2,017 million increased $646 million or 47% from the prior year. The increase in revenue included $554 million from the acquired M&I business and $25 million from the assets and liabilities acquired in the Rockford transaction. Excluding the impact of these acquisitions, revenue increased $67 million or 5.1%, primarily driven by improved loan spreads and higher deposit balances and securities gains, partially offset by lower fee revenue.

Net interest margin of 4.43% increased 68 basis points from the prior year. Excluding the impact of M&I, net interest margin was 4.40%, up 65 basis points from the prior year, primarily due to improved loan spreads that resulted from a favourable change in the mix of loan balances, as well as higher deposit balances.

Provisions for credit losses increased $86 million under BMO’s expected loss methodology, with approximately three-quarters of the increase due to the acquired M&I business.

Non-interest expense of $1,265 million increased $326 million or 35% from the prior year. Adjusted non-interest expense of $1,216 million was $299 million higher than in the prior year. The acquired M&I business increased adjusted non-interest expense by $276 million and there was a $23 million or 2.5% increase from organic operations. The latter increase was primarily due to higher performance-based compensation costs, in line with improved financial results, lower recoveries on our Visa litigation accrual, and increased advertising, partially offset by the impact of a valuation adjustment on our serviced mortgage portfolio that increased expense in 2010. The adjusted productivity ratio of 60.3% improved 660 basis points from the prior year.

During the third quarter of 2011, certain impaired real estate secured assets of approximately US$1.0 billion, primarily commercial real estate loans, were transferred to Corporate Services to allow our businesses to focus on ongoing customer relationships and leverage our risk management expertise in our special assets management unit. Prior period loan balances, revenues and expenses have been restated to reflect the transfer. Similar assets acquired in the M&I transaction valued at approximately US$1.5 billion have also been included in Corporate Services.

Note: The P&C U.S. summary income statement appears on page 46.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 94.

52	BMO Financial Group 194th Annual Report 2011

Private Client Group

Private Client Group (PCG), BMO’s group of wealth management businesses, serves a full range of client segments from mainstream to ultra-high net worth and institutional, with a broad offering of wealth management products and solutions including insurance products. PCG operates in both Canada and the United States, as well as in Asia and Europe.

“Helping clients plan for the future – and invest wisely – is our first priority. That reputation is what drives asset growth and revenue. With our new scale in the United States, the American mass affluent is an opportunity to which we want to pay particular attention.”

Gilles Ouellette

President and Chief Executive Officer

Private Client Group

Strengths and Value Drivers

•	A planning and advice-based approach that integrates investments, insurance, specialized wealth management and core banking solutions.
•	A team of highly skilled wealth professionals committed to providing an exceptional client experience.
•	Brand prestige, recognition and trust.
•	Strong national presence in Canada, as well as strategic positioning in select high-growth U.S. and emerging wealth management markets.
•	Access to BMO’s broad client base and distribution network in Canada and the United States.
•	A culture of innovation focused on achieving competitive advantage.

Challenges

•	Evolving client needs based on changing demographics and rapidly advancing technology.
•	Increasing regulatory complexity requiring proactive engagement and oversight.
•	Erosion of consumer confidence in market performance.
•	Competition for top talent.

Our Strategies

Our vision is to be the wealth management solutions provider that defines great client experience. Our strategy is to deliver on all our clients’ wealth management needs while continuing to invest for future growth. Our priorities include:

•	Ensuring our clients are front and centre in everything we do;
•	Integrating and strengthening our wealth management and insurance offerings;
•	Building North American and global platforms for new growth.

Our Path to Differentiation

•	Deliver a personalized and unique financial planning experience to our clients.
•	Build a culture of innovation.
•	Attract, develop and retain superior talent.

Key Performance Metrics and Drivers	2011	2010	2009
Net income growth (%)	12.7	27.5	(15.5)
Revenue growth (%)	14.0	11.6	(6.2)
Assets under management and administration growth (%) (1)	61.9	12.7	7.5
Employee engagement index (%) (2)	77	75	74

(1)	Excludes the impact of changes in the Canadian/U.S. dollar exchange rate.
(2)	Source: BMO Annual Employee Survey, conducted by Burke Inc., an independent research company.

Our Lines of Business

BMO Nesbitt Burns, PCG’s full-service investing business, offers comprehensive and client-focused investment and wealth advisory services, leveraging strong financial planning capabilities, a broad range of internal and external relationships and high-quality products.

BMO InvestorLine, PCG’s self-directed investing business, understands and anticipates our clients’ diverse needs and offers a range of tools to help self-directed investors plan, research and manage investing decisions their own way.

BMO Global Private Banking operates in Canada and the United States and is expanding to Hong Kong. We deliver a planning and advice-based value proposition to mass affluent, high net worth and ultra-high net worth clients, and we offer a comprehensive range of financial services and solutions.

BMO Global Asset Management is a global investment organization providing investment solutions to institutional, retail and high net worth investors around the world. Our BMO Mutual Funds and BMO Exchange Traded Funds (ETF) businesses offer clients innovative investment solutions across a range of channels. BMO Institutional Trust Services provides record-keeping and administrative services to defined benefit and defined contribution pension plan sponsors.

BMO Insurance operates as BMO Life Insurance, which focuses on creditor insurance, and BMO Life Assurance, which concentrates on life insurance and annuity products and services.

Caution

This Private Client Group section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group 194th Annual Report 2011	53

MANAGEMENT’S DISCUSSION AND ANALYSIS

2011 Group Objectives and Achievements

Deliver a great client experience with a strong focus on financial planning.

•

Launched Retirement Savings Outlook, an innovative online tool that helps our clients determine how much money they will need for retirement, and whether or not their current retirement savings will meet their goals.

•	Introduced new programs, resources and support for our sales force to promote more effective retirement and financial planning discussions with clients.
•

Achieved continued success with Take Charge of Your Retirement, a program that includes tools and client events encouraging clients to explore how their financial and non-financial retirement goals can be met.

Leverage our high level of internal collaboration across wealth management businesses and BMO Financial Group.

•	Developed an enhanced creditor insurance offering with P&C, resulting in increased insurance sales.
•

Achieved significant ongoing success with joint deal teams across full-service investing, private banking, retail and commercial banking and insurance to better address the complex financial needs of our clients.

•	Continued to increase referral volumes across BMO Financial Group to seamlessly address our clients’ specific wealth management needs.

Invest for future growth by focusing on innovative products and services and widening our geographic reach.

•

As a result of the M&I acquisition, we have almost doubled our U.S. private banking footprint. With the acquisition of M&I and LGM, our global asset management business is now one of the 100 largest investment managers worldwide as measured by assets under management. By continuing to provide an exceptional client experience, we are building a solid foundation for further expansion.

•

In the United States, we now have an established family of mutual funds, a large team of financial advisors and strong capabilities in institutional trust services, significantly enhancing our wealth management capabilities and channels.

•

Strengthened our presence in China, as well as globally, by adding to our infrastructure, expanding our footprint and exploring new opportunities to address current and potential clients’ specific wealth management needs. These opportunities include a referral agreement with Agricultural Bank of China.

•	Expanded our ETF family of lower-cost and risk-diversifying investment products to 44 funds to provide our clients with even wider access to innovative and industry-leading products and solutions.

2012 Group Objectives

•	Continue to execute against our focused strategy centred on the client experience.
•	Successfully integrate and expand our U.S. wealth management businesses.
•	Collaborate across BMO’s businesses to deliver high-quality financial products and services that meet the evolving needs of our clients.

54	BMO Financial Group 194th Annual Report 2011

Private Client Group Business Environment and Outlook

Economic growth in Canada and the United States slowed in 2011 and stock markets worldwide fell sharply in the latter half of the year. Excluding the impact of increased asset levels resulting from acquired businesses, the fall in the markets caused a reduction in our client asset levels and as a result, there was only modest growth in overall levels of related fee-based revenues year over year. Net interest income grew moderately year over year, constrained by historically low interest rates but benefiting from our acquisitions. Declines in long-term interest rates had a negative impact on our insurance results as lower rates resulted in an increase in policyholder liabilities.

Assuming that the current European debt and economic difficulties remain reasonably contained, the Canadian economy is expected to grow modestly in 2012, held back by a strong Canadian dollar and more restrictive fiscal policies. The U.S. economy is also expected to expand modestly in 2012, supporting growth in personal and business loan demand. Monetary authorities are expected to maintain low interest rates until early 2013 in Canada and well into 2013 in the United States. The low interest rate environment will likely continue to put pressure on our net interest income. Client asset levels are dependent on the health of equity markets and would be expected to increase when markets improve.

We continue to expect that the market for the North American wealth management industry will continue to grow over the longer term, supported by changing demographics, particularly in the retirement, mass affluent and high net worth sectors. The integration of the M&I wealth management businesses increases the scale and scope of our U.S. operations and positions us to continue building our North American platform to promote new growth.

Private Client Group Financial Results

Private Client Group net income was $518 million, up $58 million or 13% from a year ago. PCG net income, excluding the insurance business, was $385 million, up $90 million or 31%, with growth across all of our businesses. Earnings from the acquired M&I wealth management businesses added US$10 million of net income, US$116 million of revenue and US$98 million of expense in 2011. The LGM acquisition added $15 million of revenue and $19 million of expense, with minimal effect on our 2011 net income. Insurance net income was $133 million, down $32 million or 19%, as growth in net premium revenue was more than offset by an unusually high $55 million charge in respect of reinsurance claims related to the earthquakes in Japan and New Zealand and the adverse effect of unfavourable long-term interest rate movements on policyholder liabilities relative to 2010.

Revenue of $2,559 million increased $314 million or 14%. Revenue in PCG, excluding insurance, increased by 18%, or 12% adjusted for the impact of the M&I and LGM acquisitions. There was revenue growth in all of our businesses, particularly in brokerage and mutual funds. Assets under management and administration of $422 billion grew by $158 billion, with the increase attributable to the M&I and LGM acquisitions. Revenue in our insurance business decreased 15%, primarily due to the impact of the earthquake-related reinsurance claims and the adverse effect of long-term interest rate movements as described above, partially offset by higher net premium revenue. The weaker U.S. dollar reduced revenue by $23 million or 1.0%.

Non-interest expense was $1,871 million, up 15% or 7.9% adjusted for the impact of the acquisitions, primarily due to higher revenue-based costs and strategic initiatives. The weaker U.S. dollar reduced expenses by $18 million or 1.1%. The productivity ratio increased 70 basis points but improved 20 basis points adjusting for the impact of acquisitions.

Net income in PCG U.S. businesses was US$43 million, up US$27 million from US$16 million a year ago. The M&I acquisition contributed US$10 million of the growth, with the remaining businesses contributing US$17 million.

Private Client Group (Canadian $ in millions, except as noted)

				Change from 2010
As at or for the year ended October 31	2011	2010	2009	$	%
Net interest income (teb)	440	365	353	75	21
Non-interest revenue	2,119	1,880	1,659	239	13
Total revenue (teb)	2,559	2,245	2,012	314	14
Provision for credit losses	9	7	5	2	20
Non-interest expense	1,871	1,625	1,566	246	15
Income before income taxes and non-controlling interest in subsidiaries	679	613	441	66	11
Income taxes (teb)	161	153	80	8	6
Net income	518	460	361	58	13
Adjusted net income	528	466	364	62	13
Net economic profit	372	332	234	40	13
Return on equity (%)	35.6	36.6	29.6		(1.0)
Productivity ratio (teb) (%)	73.1	72.4	77.9		0.7
Net interest margin on earning assets (teb) (%)	2.94	2.81	3.34		0.13
Average common equity	1,436	1,240	1,200	196	16
Average earning assets	14,968	12,981	10,567	1,987	15
Average loans and acceptances	9,044	7,768	7,454	1,276	16
Average deposits	17,617	16,467	14,605	1,150	7
Assets under administration	271,620	160,323	139,446	111,297	69
Assets under management	150,176	103,534	99,128	46,642	45
Full-time equivalent employees	6,494	4,768	4,520	1,726	36

U.S. Business Selected Financial Data (US$ in millions)

				Change from 2010
As at or for the year ended October 31	2011	2010	2009	$	%
Total revenue (teb)	391	243	208	148	61
Non-interest expense	319	213	215	106	49
Net income	43	16	(4)	27	+100
Adjusted net income	48	18	(3)	30	+100
Average earning assets	2,225	2,077	2,251	148	7
Average loans and acceptances	2,033	1,877	2,106	156	8
Average deposits	2,338	1,328	1,196	1,010	76

Net economic profit and adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 94.

BMO Financial Group 194th Annual Report 2011	55

MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO Capital Markets

BMO Capital Markets provides a broad range of products and services to help corporate, institutional and government clients achieve their ambitions. From 30 offices on five continents, including 17 in North America, BMO Capital Markets draws on expertise in areas including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, merchant banking, securitization, treasury and market risk management, foreign exchange, derivatives, debt and equity research and institutional sales and trading.

“Our strategy remains to build a North American Capital Markets business with a unified approach to client coverage. This creates a stronger experience for our clients and moves us towards the goal of becoming their trusted advisor.”

Tom Milroy

Chief Executive Officer

BMO Capital Markets

Strengths and Value Drivers

•	A diversified, balanced portfolio of businesses that supports our well-established franchise.
•	Acknowledged and growing expertise in North America and expanded distribution platform, providing an integrated cross-border market experience.
•	International presence in select strategic areas and industry sectors.
•	Top-tier equity research, sales and trading capabilities.

Challenges

•	Ongoing market volatility and global economic uncertainty.
•	Evolving regulatory requirements.

Our Lines of Business

Investment and Corporate Banking services include strategic advice and execution on mergers and acquisitions, restructurings and recapitalizations, as well as valuation and fairness opinions. We provide capital-raising services through debt and equity underwriting, as well as a full range of loan and debt products, balance sheet management solutions and treasury management services. In support of our clients’ international business activities, we offer trade finance and risk mitigation services. We also provide a wide range of banking and other operating services to North American and international financial institutions.

Trading Products services include sales, trading and research activities. We offer integrated debt, foreign exchange, interest rate, credit, equity, securitization and commodities solutions to institutional, commercial and retail clients. In addition, we provide new product development, proprietary trading and origination services to our clients. We also supply efficient funding and liquidity management to our clients as well as BMO Financial Group.

Our Strategies

Build deeper client relationships to generate net income growth and strong return on equity, while maintaining an appropriate risk/return profile, specifically by:

•	Building out our distribution platform, primarily in the United States;
•	Aligning capital and capabilities with client opportunity;
•	Focusing on strategic sectors, while building the capability to further extend the BMO Capital Markets offering.

Our Path to Differentiation

•	Leading expertise and relationships in strategic sectors and products (such as Natural Resources, Research and Structured Products) that facilitate client acquisition.
•	A market leading ability to serve U.S. mid-capitalization clients with an integrated offer and strong balance sheet.
•	Successful, stable and trustworthy North American universal banking model.
•	Strong risk management practices, facilitating optimal risk/return balance.

Key Performance Metrics and Drivers	2011	2010	2009
Net income ($ millions)	920	816	870
Trading Products revenue ($ millions)	2,031	2,040	2,017
Investment and Corporate Banking revenue ($ millions)	1,310	1,238	1,068
Equity underwriting participation (deals) (1)	222	213	226
Debt underwriting participation (deals) (1)	190	134	115
Average loans and acceptances ($ billions) (2)	22.2	25.4	34.9
Canadian equity research ranking (3)	#2	#2	#1
Employee engagement index (%) (4)	74	71	70

(1)	Canadian corporate issuers in North America.
(2)	Based on current loans.
(3)	Brendan Wood International survey.
(4)	Source: BMO Annual Employee Survey, conducted by Burke Inc., an independent research company.

Caution

This BMO Capital Markets section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

56	BMO Financial Group 194th Annual Report 2011

2011 Group Objectives and Achievements

Build out our distribution platform, primarily in the United States.

•	Strengthened our fixed income capabilities, including designation as Primary Dealer by the Federal Reserve Bank of New York, augmenting our U.S. Fixed Income business.
•	Expanded our leveraged distribution platform including Institutional Bond and Loan sales and trading analysts.
•	Integrated a new Global Securities Lending team.
•	Continued to grow our U.S. listed equity options business, building a new sales and coverage team to provide better service to existing clients.

Align capital and capabilities with client opportunity.

•	Continued to expand U.S. Equity Research and Sales & Trading capabilities, adding experienced senior talent in key regions.
•	Extended Metals & Mining capabilities beyond North America, and hired additional leaders to support core client opportunities.
•	Introduced a standardized client prioritization system for Investment and Corporate Banking business in Canada and the United States.

Focus on strategic sectors, while building the capability to further extend BMO Capital Markets’ offering.

•	Expanded sector coverage in Investment and Corporate Banking and in Research in sectors such as Food & Consumer & Retail, Energy and Technology.
•	Upgraded talent across target North American and global sectors.

Other Achievements

•	Ranked in the top 2 for Canadian Equity Research according to Brendan Wood International’s annual survey of institutional investors for 31 consecutive years.
•	Ranked 1st for Equity Trading in the 2011 Brendan Wood International Institutional Equity Study.
•	Improved 4 places to 16th overall for U.S. Equity Research in the 2011 Greenwich Associates survey.
•

Ranked #1 in Overall Research Quality and #1 in most used for research and most frequently cited for access to research personnel by fixed-income investors in the 2011 Greenwich Associates North American Fixed Income Study.

•	Ranked tied for 5th overall, with 43 qualifying analysts and six awards, in The Wall Street Journal’s “Best on the Street: 2011 Analyst Survey.”
•	Ranked 1st in Interest Rate Derivatives market share by fixed-income investors in the 2011 Greenwich Associates North American Fixed Income Study.
•

Ranked #1 by Canadian Energy Derivatives clients for understanding client needs, intense sales coverage, and best sales representatives among Canadian banks in the 2011 Greenwich Associates Energy Commodities Study.

•

Ranked #1 by Canadian Interest Rate Derivatives fixed-income investors for creative ideas and market knowledge, and #2 in overall Quality and Franchise strength in the 2011 Greenwich Associates North American Fixed Income Study.

•	Ranked as the Best Foreign Exchange Provider in North America in the 2011 Global Banking and Finance Review – Global Rankings.
•	For the second year in a row, named World’s Best Metals and Mining Investment Bank by Global Finance magazine.
•	Participated in 313 corporate and government debt transactions that raised $169 billion. Raised $31 billion through participation in 246 equity transactions.
•	Advised on 75 completed mergers and acquisitions in North America with a value of US$41.8 billion.

2012 Group Objectives

•	Deliver a consistently great client experience through a unified coverage approach.
•	Continue to build out capabilities, particularly in the United States.
•	Develop our capabilities in sectors where we can differentiate ourselves in the market.

BMO Financial Group 194th Annual Report 2011	57

MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO Capital Markets Business Environment and Outlook

Fiscal 2011 saw improved results in BMO Capital Markets reflecting the strength and resilience of our core businesses. While the North American economy slowed in the first half of the year, conditions were more favourable for our investment banking business as mergers and acquisitions and underwriting activity improved. Notwithstanding tentative signs of improvement, the U.S. economy remained weak, suppressing corporate loan demand and lowering corporate banking revenues. Similarly, corporate banking revenues were also down in Canada, but the decrease was more muted due to relatively stronger economic activity and business investment. In addition, the performance of our trading products businesses was negatively impacted by the increased volatility and uncertainty arising from concerns about the European economy.

Looking forward, assuming that the effects of the European debt and economic difficulties are reasonably contained, we expect modest growth in Canada and the United States in 2012. The U.S. economy continues to be affected by depressed consumer confidence and weak housing markets. Canada’s still-strong trade ties with the United States suggest it would not be immune to a U.S. downturn, though flexible monetary and fiscal policies could cushion the blow. The weak economy and an uncertain global outlook should dissuade both the Bank of Canada and the Federal Reserve from raising interest rates until 2013. Our focus in 2012 will be on delivering strong returns on equity with stable, high-quality earnings. Growth in fiscal 2012 will depend on the performance of financial and commodity markets, as well as general economic activity and business confidence.

BMO Capital Markets Financial Results

BMO Capital Markets net income increased $104 million or 13% to $920 million, as revenue increases and a lower provision for credit losses were partially offset by increased expenses.

Revenue grew $63 million to $3,341 million, reflecting the strength and resilience of our businesses. The weaker U.S. dollar reduced revenue by $69 million.

Net interest income decreased $186 million or 13% from the prior year, reflecting lower trading net interest income due to a weaker market environment, and a decrease in corporate banking revenue due to lower asset levels and reduced spreads. Net interest margin decreased 21 basis points due to lower trading net interest income.

Non-interest revenue increased $249 million or 13%, driven by higher investment banking fees, particularly from mergers and acquisitions and debt underwriting. There was also an improvement in equity trading revenue. A decline in lending fees for the year was driven by lower lending volumes.

The provision for credit losses on an expected loss basis was $120 million, compared with $264 million in 2010.

Non-interest expense increased $82 million to $1,907 million, primarily due to increased employee costs, as we made strategic hires across key sectors to position our business for future growth. There were also higher professional fees and computer costs. The weaker U.S. dollar lowered expenses by $38 million. The group’s productivity ratio worsened from 55.7% to 57.1%, driven by the increase in expenses mentioned above. Results for the current period included a provision for prior periods’ income taxes in the U.S. segment in the first quarter of the year, as well as a recovery of prior periods’ income taxes in the third quarter.

Net income from U.S. operations decreased US$21 million to US$46 million, reflecting significantly lower trading revenue, partially offset by increases in mergers and acquisitions fees, debt underwriting fees, and revenues from our interest-rate-sensitive businesses. Non-interest expense increased as we continued to invest in strategic hiring. Income taxes were also higher due to a provision for prior periods’ income taxes as noted above.

BMO Capital Markets (Canadian $ in millions, except as noted)

				Change from 2010
As at or for the year ended October 31	2011	2010	2009	$	%
Net interest income (teb)	1,208	1,394	1,527	(186)	(13)
Non-interest revenue	2,133	1,884	1,558	249	13
Total revenue (teb)	3,341	3,278	3,085	63	2
Provision for credit losses	120	264	146	(144)	(55)
Non-interest expense	1,907	1,825	1,744	82	4
Income before income taxes and non-controlling interest in subsidiaries	1,314	1,189	1,195	125	11
Income taxes (teb)	394	373	325	21	6
Net income	920	816	870	104	13
Adjusted net income	920	817	1,226	103	13
Net economic profit	423	344	272	79	23
Return on equity (%)	20.4	18.7	15.8		1.7
Productivity ratio (teb) (%)	57.1	55.7	56.5		1.4
Net interest margin on earning assets (teb) (%)	0.71	0.92	0.90		(0.21)
Average common equity	4,271	4,148	5,218	123	3
Average earning assets	169,240	152,076	168,982	17,164	11
Average loans and acceptances	22,162	25,437	34,873	(3,275)	(13)
Average deposits	89,108	80,401	85,458	8,707	11
Assets under administration	20,076	21,870	27,418	(1,794)	(8)
Assets under management	2,942	5,196	6,969	(2,254)	(43)
Full-time equivalent employees	2,321	2,040	1,849	281	14

U.S. Business Selected Financial Data (US$ in millions)

				Change from 2010
As at or for the year ended October 31	2011	2010	2009	$	%
Total revenue (teb)	1,014	993	1,136	21	2
Non-interest expense	795	726	623	69	10
Net income	46	67	305	(21)	(32)
Average earning assets	60,317	48,231	56,151	12,086	25
Average loans and acceptances	4,589	5,359	7,424	(770)	(14)
Average deposits	35,074	25,136	30,061	9,938	40

Net economic profit and adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 94.

58	BMO Financial Group 194th Annual Report 2011

Corporate Services, including Technology and Operations

Corporate Services consists of the corporate units that provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, communications and human resources. Its operating results reflect the impact of certain securitization and asset-liability management activities, the elimination of taxable equivalent adjustments, the impact of our expected loss provisioning methodology, the results from certain impaired loan portfolios, the impact of certain fair value adjustments and integration and restructuring costs related to the acquisition of M&I.

Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.

Notable achievements during the year included:

•

advancing BMO’s vision of providing a great customer experience by supporting the delivery of new online banking capabilities for commercial customers (including foreign exchange and global cash management), opening a new integrated Canadian call centre, developing a new customer relationship management solution for our sales force and providing personal customers with MoneyLogic, an online tool that helps them manage their spending;

•	implementing a new core banking system in China; and
•	developing and launching a comprehensive strategy to integrate our acquired M&I operations in the United States.

Financial Results

Operating results for T&O are included with Corporate Services for reporting purposes. However, the costs of T&O services are transferred to the three client operating groups, and only minor amounts are retained in T&O results. As such, results in this section largely reflect the corporate activities outlined above.

Corporate Services net loss for the year was $228 million, compared with a net loss of $320 million in 2010. The net loss on an adjusted basis was $267 million.

The amounts in the remainder of this Corporate Services, including Technology and Operations section are stated on an adjusted basis.

Net income improved $53 million from a year ago due to improved revenues and lower provisions for credit losses, partially offset by higher expenses. Revenue was $78 million better, primarily due to a lower group teb offset, partially offset by higher residual funding costs and costs associated with supplemental liquidity. Provisions for credit losses were $229 million lower due to a reduction in specific provisions charged to Corporate Services under BMO’s expected loss provisioning methodology. Expense was higher, primarily driven by higher technology investment spending, professional fees and employee costs.

Corporate Services, including Technology and Operations (Canadian $ in millions, except as noted)

				Change from 2010
As at or for the year ended October 31	2011	2010	2009	$	%
Net interest income before teb offset	(342)	(437)	(1,121)	95	22
Group teb offset	(220)	(355)	(247)	135	38
Net interest income (teb)	(562)	(792)	(1,368)	230	29
Non-interest revenue	319	219	452	100	46
Total revenue (teb)	(243)	(573)	(916)	330	58
Provision for (recovery of) credit losses	(21)	152	973	(173)	(+100)
Non-interest expense	428	177	232	251	+100
Income (loss) before income taxes and non-controlling interest in subsidiaries	(650)	(902)	(2,121)	252	28
Income taxes (recovery) (teb)	(495)	(656)	(1,005)	161	24
Non-controlling interest in subsidiaries	73	74	76	(1)	(1)
Net income (loss)	(228)	(320)	(1,192)	92	29
Adjusted net income (loss)	(267)	(320)	(1,074)	53	17
Full-time equivalent employees	13,939	10,437	10,115	3,502	34

U.S. Business Selected Financial Data (US$ in millions)
				Change from 2010
As at or for the year ended October 31	2011	2010	2009	$	%
Total revenue (teb)	(41)	(160)	(288)	119	75
Provision for credit losses	189	227	767	(38)	(17)
Non-interest expense	167	(14)	(3)	181	+100
Income taxes (recovery) (teb)	(235)	(146)	(399)	(89)	(59)
Net income (loss)	(181)	(245)	(671)	64	26
Adjusted net income (loss)	(196)	(245)	(631)	49	20

As explained on page 45, BMO analyzes revenues on a teb basis at the client operating group level, with an offsetting adjustment in Corporate Services. Results reflect teb reductions in net interest income and related income taxes. The impact on net interest income is itemized in the table below.

As also explained on page 45, BMO’s practice is to charge loss provisions to the client operating groups each year, using an expected loss provisioning methodology based on each group’s share of expected credit losses. Corporate Services is generally charged (or credited) with differences between expected loss provisions charged to the client operating groups and provisions required under GAAP.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 94.

Financial Condition Review

Summary Balance Sheet ($ millions)

As at October 31	2011	2010	2009	2008	2007
Assets
Cash and interest bearing deposits with banks	23,594	20,554	13,295	21,105	22,890
Securities	131,346	123,399	110,813	100,138	98,277
Securities borrowed or purchased under resale agreements	37,970	28,102	36,006	28,033	37,093
Net loans and acceptances	206,498	176,643	167,829	186,962	164,095
Other assets	78,015	62,942	60,515	79,812	44,169
	477,423	411,640	388,458	416,050	366,524

As at October 31	2011	2010	2009	2008	2007
Liabilities and Shareholders’ Equity
Deposits	302,932	249,251	236,156	257,670	232,050
Other liabilities	140,620	135,933	126,719	134,761	114,330
Subordinated debt	5,348	3,776	4,236	4,315	3,446
Capital trust securities	400	800	1,150	1,150	1,150
Preferred share liability	–	–	–	250	250
Shareholders’ equity	28,123	21,880	20,197	17,904	15,298
	477,423	411,640	388,458	416,050	366,524

BMO Financial Group 194th Annual Report 2011	59

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

Total assets increased $65.8 billion from the prior year to $477.4 billion at October 31, 2011. This included $29.1 billion of loans as a result of the M&I acquisition. The weaker U.S. dollar decreased the translated value of U.S.-dollar-denominated assets by $3.9 billion. Including the acquired M&I assets, the increase was comprised of net loans and acceptances of $29.8 billion, other assets of $15.1 billion, securities borrowed or purchased under resale agreements of $9.9 billion, securities of $8.0 billion and cash and interest bearing deposits with banks of $3.0 billion.

Liabilities and shareholders’ equity increased $65.8 billion. This included $33.1 billion of deposits as a result of the M&I acquisition. Including the acquired M&I liabilities, the increase was comprised of deposits of $53.7 billion, an increase of $6.2 billion in shareholders’ equity, an increase of $4.7 billion in other liabilities and an increase of $1.6 billion in subordinated debt, partially offset by a $0.4 billion decline in capital trust securities.

Cash and Interest Bearing Deposits with Banks

Cash and interest bearing deposits with banks increased $3.0 billion to $23.6 billion in 2011, primarily reflecting increased balances held with the U.S. Federal Reserve due to U.S. deposit growth.

Securities ($ millions)

As at October 31	2011	2010	2009	2008	2007
Trading	71,579	71,710	59,071	66,032	70,773
Available-for-sale	58,684	50,543	50,257	32,115	26,010
Other	1,083	1,146	1,485	1,991	1,494
	131,346	123,399	110,813	100,138	98,277

Securities increased $8.0 billion to $131.4 billion. Available-for-sale mortgage-backed securities increased $6.7 billion, including $5.0 billion from acquired businesses. Further details on the composition of securities are provided in Note 3 on page 122 of the financial statements.

Securities Borrowed or Purchased Under Resale Agreements

Securities borrowed or purchased under resale agreements increased $9.9 billion to $38.0 billion, mainly due to increased client demand.

Loans and Acceptances ($ millions)

As at October 31	2011	2010	2009	2008	2007
Residential mortgages	54,454	48,715	45,524	49,343	52,429
Consumer instalment and other personal	59,445	51,159	45,824	43,737	33,189
Credit cards	2,251	3,308	2,574	2,120	4,493
Businesses and governments	84,953	68,338	68,169	84,151	62,650
Customers’ liability under acceptances	7,227	7,001	7,640	9,358	12,389
Gross loans and acceptances	208,330	178,521	169,731	188,709	165,150
Allowance for credit losses	(1,832)	(1,878)	(1,902)	(1,747)	(1,055)
Net loans and acceptances	206,498	176,643	167,829	186,962	164,095

Net loans and acceptances increased $29.8 billion to $206.5 billion. Loans to businesses and governments increased $16.6 billion, which included $18.9 billion of acquired M&I loans. Utilization remains at below-normal levels. Given the ongoing economic uncertainty, borrowers are holding cash on their balance sheets and spending remains weak. Consumer instalment and other personal loans increased $8.3 billion, including $4.7 billion of acquired M&I loans and a $3.8 billion increase in auto loans and home equity loans. Residential mortgages increased $5.7 billion, including acquired M&I mortgages of $5.4 billion. These increases were partially offset by a reduction in credit card loans due mainly to securitization activity in April 2011.

Table 11 on page 106 provides a comparative summary of loans by geographic location and product. Table 13 on page 107 provides a comparative summary of net loans in Canada by province and industry. Loan quality is discussed on page 41 and 42 and further details on loans are provided in Notes 4, 5 and 8 to the financial statements, starting on page 126.

Other Assets

Other assets increased $15.1 billion to $78.0 billion. There was an increase of $5.9 billion in derivative financial instrument assets, with higher levels of interest rate swap contracts and equity contracts. The balance of other assets, which includes accounts receivable, prepaid expenses, tax receivable and pension assets, increased $6.4 billion, including $4.8 billion from our acquired M&I businesses. Goodwill and intangible assets also increased $2.8 billion, reflecting our acquisitions. Derivative instruments are detailed in Note 10 on page 138 of the financial statements.

Deposits ($ millions)

As at October 31	2011	2010	2009	2008	2007
Banks	20,899	19,435	22,973	30,346	34,100
Businesses and governments	159,746	130,773	113,738	136,111	121,748
Individuals	122,287	99,043	99,445	91,213	76,202
	302,932	249,251	236,156	257,670	232,050

Deposits increased $53.7 billion to $302.9 billion. Deposits from businesses and governments, which account for 53% of total deposits, increased $29.0 billion. Of the $29.0 billion increase, $12.3 billion was from our acquired M&I business, with the remainder in wholesale and customer deposits. Deposits by individuals increased $23.2 billion, with $20.5 billion from our M&I acquisition. Deposits by banks, which account for 7% of total deposits, increased $1.5 billion, primarily due to higher wholesale deposits. Excluding acquisitions, total deposits increased $20.7 billion and were primarily used to fund trading and supplemental liquid assets. Further details on the composition of deposits are provided in Note 15 on page 148 of the financial statements and in the Liquidity and Funding Risk section on page 88.

Other Liabilities

Other liabilities increased $4.7 billion to $140.6 billion. Securities sold but not yet purchased increased $4.7 billion due to increased client activity. Derivative liabilities increased $3.4 billion due to higher levels of interest rate swap contracts. The remaining increase was in other liabilities. The $7.9 billion decrease in securities lent or sold under repurchase agreements related to client activities. Subordinated debt increased $1.6 billion due to an issuance during the second quarter of 2011. Further details on the composition of other liabilities are provided in Note 16 on page 149 of the financial statements.

Shareholders’ Equity

Shareholders’ equity increased $6.2 billion to $28.1 billion, largely reflecting the issuance of approximately 67 million common shares on the M&I acquisition at a value of $4.0 billion, a $0.3 billion issuance of preferred shares in the second quarter of 2011, a $1.5 billion increase in retained earnings, and a $0.2 billion decrease in accumulated other comprehensive loss. The bank’s Dividend Reinvestment and Share Purchase Plan is described on page 65 of the Enterprise-Wide Capital Management section. Our Consolidated Statement of Changes in Shareholders’ Equity on page 117 provides a summary of items that increase or reduce shareholders’ equity, while Note 20 on page 154 of the financial statements provides details on the components of and changes in share capital. Details of our enterprise-wide capital management practices and strategies can be found on page 61.

60	BMO Financial Group 194th Annual Report 2011

Enterprise-Wide Capital Management

Objective

BMO is committed to a disciplined approach to capital management that balances the interests and requirements of shareholders, regulators, depositors and rating agencies. Our objective is to maintain a strong capital position in a cost-effective structure that:

•	is appropriate given our target regulatory capital ratios and internal assessment of required economic capital;
•	is consistent with our targeted credit ratings;
•	underpins our operating groups’ business strategies; and
•	builds depositor confidence and long-term shareholder value.

Capital Management Framework

The principles and key elements of BMO’s capital management framework are outlined in our capital management corporate policy and in our annual capital plan, which includes the results of the Internal Capital Adequacy Assessment Process (ICAAP).

ICAAP is an integrated process that evaluates capital adequacy, and is used to establish capital targets and capital strategies that take into consideration the strategic direction and risk appetite of the organization. The ICAAP and capital plan are developed in conjunction with BMO’s annual business plan, promoting alignment between our business and risk strategies, regulatory and economic capital requirements, and capital availability. Capital adequacy is assessed by comparing capital supply (the amount of capital available to support losses) to capital demand (the capital required to support the risks underlying our business activities). Enterprise-wide stress testing and scenario analysis are also used to assess the impact of various stress conditions on BMO’s risk profile and capital requirements. The framework seeks to ensure that we are adequately capitalized given the risks we take, and supports the determination of limits, goals and performance measures that are used to manage balance sheet positions, risk levels and capital requirements at both the consolidated entity and line of business level. Assessments of actual and forecast capital adequacy are compared to the capital plan throughout the year, and the capital plan is updated as required, based on changes in our business activities, risk profile or operating environment.

For further discussion of the risks that underlie our business activities, refer to the Enterprise-Wide Risk Management section on page 78.

BMO uses a combination of regulatory and economic capital to evaluate business performance and as the basis for strategic, tactical and transactional decision-making. By allocating capital to operating units and measuring their performance in relation to the capital necessary to support the risks in their business, we seek to optimize our risk-adjusted return to shareholders, while maintaining a well-capitalized position. This approach aims to protect our stakeholders from the risks inherent in our various businesses, while still allowing the flexibility to deploy resources to the high-return, strategic growth activities of our operating groups. Capital in excess of what is required to support our line of business activities is held in Corporate Services.

Governance

The Board of Directors and its Risk Review Committee provide ultimate oversight and approval of capital management, including our capital management corporate policy, capital plan and ICAAP results. They regularly review BMO’s capital position, capital adequacy assessments and key capital management activities. The Risk Management Committee and Capital Management Committee provide senior management oversight, and also review and discuss significant capital policies, issues and action items that arise in the execution of our enterprise-wide strategy. Finance and Risk Management are responsible for the design and implementation of the corporate policies and framework related to capital and risk management and the ICAAP. Our ICAAP operating processes are reviewed on an annual basis by our Corporate Audit division.

2011 Regulatory Capital Review

Regulatory capital requirements for the consolidated entity are currently determined on a Basel II basis. BMO primarily uses the Advanced Internal Ratings Based (AIRB) Approach to determine credit risk-weighted assets (RWA) in our portfolio, and the Standardized Approach to determine operational RWA. In the first quarter of 2011, the Office of the Superintendent of Financial Institutions Canada (OSFI) approved BMO’s application to adopt the AIRB Approach to determine credit RWA for our U.S. retail banking subsidiary BMO Bankcorp, Inc. Previously, BMO Bankcorp, Inc. had used the Standardized Approach to determine credit RWA. Credit RWA arising from our acquisition of M&I are determined using the Standardized Approach. BMO’s market RWA are primarily determined using the Internal Models Approach, but the Standardized Approach is used for some exposures.

The AIRB Approach is the most advanced of the approaches for determining credit risk capital requirements under Basel II. It utilizes sophisticated techniques to measure RWA at the borrower level based on sound risk management principles, including consideration of estimates of the probability of default, the likely loss given a default, exposure at default, term to maturity and the type of Basel Asset Class exposure. These risk parameters are determined using historical portfolio data supplemented by benchmarking, and are updated periodically. Validation procedures related to these parameters are in place and are enhanced periodically in order to appropriately quantify and differentiate risks so they reflect changes in economic and credit conditions.

Under the Standardized Approach, operational risk capital requirements are determined by the size and type of our lines of business. As defined under Basel II, gross income serves as a proxy for the size of the line of business and as an indicator of operational risk. Gross income is segmented into eight regulatory business lines by business type, and each segment amount is multiplied by a corresponding factor prescribed by the Basel II framework to determine its operational risk capital requirement. For further details on Basel II, refer to the Enterprise-Wide Risk Management section starting on page 78.

BMO Financial Group 194th Annual Report 2011	61

MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO’s total RWA were $208.7 billion at October 31, 2011, up from $161.2 billion in 2010. The increase was primarily attributable to the impact of the M&I acquisition, which added approximately $45 billion of RWA, and the adoption of the AIRB Approach for the BMO Bankcorp, Inc. portfolio, excluding M&I. Corporate and commercial RWA and securitization RWA were also higher. The effect of a strengthening Canadian dollar on U.S.-dollar-denominated RWA partially offsets the effects of other increases in RWA. The table below provides a breakdown of our RWA by risk type.

Risk-Weighted Assets ($ millions)

As at October 31	2011	2010
Credit risk	179,092	136,290
Market risk	4,971	5,217
Operational risk	24,609	19,658
Total RWA	208,672	161,165

The adjacent table details the components of regulatory capital. Adjusted common shareholders’ equity is the most permanent form of capital. It is comprised of common shareholders’ equity less a deduction for goodwill, excess intangible assets and deductions for certain other items under Basel II. Adjusted Tier 1 capital is primarily comprised of adjusted common shareholders’ equity, preferred shares and innovative hybrid instruments. Our adjusted common shareholders’ equity and Tier 1 capital were $20.0 billion and $25.1 billion, respectively, at October 31, 2011, up from $16.5 billion and $21.7 billion, respectively, in 2010. The increase in adjusted common shareholders’ equity was primarily attributable to the issuance of common shares to M&I shareholders, as consideration for its acquisition, and internally generated capital. These were partially offset by higher Basel II capital deductions primarily related to the M&I acquisition and the adoption of the AIRB Approach to determine credit risk for BMO Bankcorp, Inc. Adjusted Tier 1 capital was also affected by the net impact of the issuance of preferred shares and redemption of innovative Tier 1 capital instruments during the year, as outlined below in Capital Management Activities.

Total capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and a portion of the general allowance for credit losses. Deductions from Tier 2 capital primarily relate to our investments in insurance subsidiaries and other substantial investments. Total capital was $31.0 billion at October 31, 2011, up from $25.6 billion in 2010. This increase was primarily attributable to growth in common shareholders’ equity, as discussed above, and an increase in Tier 2 capital largely due to the issuance of subordinated debt during the year, as outlined below in Capital Management Activities.

Our objective is to maintain strong capital ratios that exceed regulatory requirements. The Common Equity Ratio, Tier 1 Capital Ratio and Total Capital Ratio are key measures of capital adequacy, and all remained strong in 2011.

The Common Equity Ratio and the Basel II Tier 1 Capital Ratio, Total Capital Ratio and Assets-to-Capital Multiple are the primary capital measures.

The Common Equity Ratio reflects common shareholders’ equity less capital adjustments, divided by RWA. This capital measure has been calculated by BMO following market and regulatory developments and a required version has been introduced under Basel III.

The Tier 1 Capital Ratio reflects Tier 1 capital divided by RWA.

The Total Capital Ratio reflects total capital divided by RWA.

The Assets-to-Capital Multiple reflects total assets, including specified off-balance sheet items net of other specified deductions, divided by total capital.

Basel II Regulatory Capital ($ millions)

As at October 31	2011	2010
Gross common shareholders’ equity	24,455	18,753
Goodwill and excess intangible assets	(3,585)	(1,619)
Securitization-related deductions	(168)	(165)
Expected loss in excess of allowance (AIRB Approach)	(205)	–
Substantial investments and investments in insurance subsidiaries	(481)	(427)
Adjusted common shareholders’ equity	20,016	16,542
Non-cumulative preferred shares	2,861	2,571
Innovative Tier 1 capital instruments	2,156	2,542
Non-controlling interest in subsidiaries	38	23
Adjusted Tier 1 capital	25,071	21,678
Subordinated debt	5,896	3,776
Trust subordinated notes	800	800
Accumulated net after-tax unrealized gains on available-for-sale equity securities	7	10
Eligible portion of general allowance for credit losses	309	292
Total Tier 2 capital	7,012	4,878
Securitization-related deductions	(31)	(29)
Expected loss in excess of allowance (AIRB Approach)	(205)	–
Substantial investments and investments in insurance subsidiaries	(855)	(890)
Adjusted Tier 2 capital	5,921	3,959
Total capital	30,992	25,637

At October 31, 2011, the Common Equity Ratio was 9.59% and the Tier 1 Capital Ratio was 12.01%. The acquisition of M&I on July 5, 2011, reduced the Common Equity Ratio and Tier 1 Capital Ratio by 130 and 190 basis points, respectively. The remaining reductions in the overall ratios were due to items that affected both capital and RWA, as outlined above. The ratios were maintained at strong levels during 2011 in anticipation of pending regulatory capital changes and the adoption of International Financial Reporting Standards (IFRS), in order to maintain financial strength and flexibility as we continue to execute our growth strategy. Further details on the potential impact of proposed regulatory capital changes and the adoption of IFRS are provided in the next section.

The Total Capital Ratio was 14.85% at October 31, 2011, down from 15.91% in 2010. The ratio decreased primarily due to the acquisition of M&I, partially offset by the issuance of subordinated debt during the year. Both the Tier 1 and Total Capital Ratios remain well above the current minimums of 7% and 10%, respectively, stipulated by OSFI for a well-capitalized financial institution.

62	BMO Financial Group 194th Annual Report 2011

BMO’s Assets-to-Capital Multiple was 13.7 at October 31, 2011, down from 14.5 in 2010. The multiple remains well below the current maximum permitted by OSFI.

BMO’s investments of capital in foreign operations are primarily denominated in U.S. dollars. Foreign exchange gains or losses on the translation of the investments in foreign operations to Canadian dollars are reported in shareholders’ equity, which, even when partially offset by the foreign exchange impact of U.S.-dollar-denominated RWA on Canadian-dollar-equivalent RWA, can create volatility in BMO’s capital ratios. To manage the impact of foreign exchange rate changes on BMO’s capital ratios to acceptable levels, we may partially or fully hedge this foreign exchange risk by partially or fully hedging BMO’s U.S.-dollar-denominated investments in foreign operations.

BMO conducts business through a variety of corporate structures, including subsidiaries and joint ventures. All of our subsidiaries must meet the regulatory and legislative requirements of the jurisdictions in which they operate. A framework is in place to provide subsidiaries and their parent entities with access to capital and funding to support their ongoing operations under both normal and stressed conditions.

Potential Impacts of Proposed Regulatory Capital Changes and Conversion to IFRS

The Basel III capital requirements have been issued in their substantially final form. OSFI has announced that it expects its minimum regulatory capital requirements to follow the Basel III transition plan and requirements, and that Canadian banks are to have in place and pursue internal capital plans and targets that will enable them to meet the Basel III regulatory capital requirements. OSFI expects that the combination of sound capital management practices and the international guidance on prudent retention of earnings will result in Canadian banks meeting the 2019 Basel III regulatory capital requirements early in the transition period.

Two new regulatory capital metrics have been introduced under Basel III, the Common Equity Ratio (which is defined on the preceding page) and the Leverage Ratio.

The Leverage Ratio is defined as Tier 1 capital divided by the sum of on-balance sheet items and specified off-balance sheet items net of specified deductions.

The minimum capital ratio requirements under Basel III are higher than current Canadian requirements as established by OSFI under Basel II. Basel III significantly increases the quality of capital and RWA when compared to Basel II (Basel II and Basel III requirements are not directly comparable). The fully implemented Basel III requirements and the current OSFI Basel II requirements are summarized in the following table.

Regulatory Requirements (% of RWA)

	Common Equity Ratio	Tier 1 Capital Ratio	Total Capital Ratio	Leverage Ratio (2)
Basel III – Stated minimum requirements	4.5	6.0	8.0	3.0
Plus: Capital Conservation buffer requirements (4)	2.5	2.5	2.5	na
Effective Basel III requirements (1)	7.0	8.5	10.5	3.0
OSFI Basel II – Current requirements	na	7.0	10.0	na	(3)
(1)	Does not include any applicable increases for banks that are systemically important either nationally or globally. The final requirements and transition periods will be established by OSFI.
(2)	A 3% minimum Leverage Ratio has been proposed by the Basel Committee on Banking Supervision. It will be subject to analysis during a four-year parallel run test period, beginning January 1, 2013. Depending upon the results of the parallel run testing, there could be subsequent adjustments, which are targeted to be finalized in 2017, with the final Leverage Ratio requirement effective January 1, 2018.
(3)	OSFI currently monitors the Assets-to-Capital Multiple, which is based on total capital. The proposed Basel III Leverage Ratio is based on Tier 1 capital.
(4)	The Capital Conservation buffer does not include the counter-cyclical capital buffer of up to 2.5% of common shareholders’ equity, which may be required on a national basis by supervisors if they perceive credit growth resulting in systemic risk. If imposed, this additional buffer is effectively combined with the Capital Conservation buffer.

na – not applicable

The minimum 4.5% Common Equity Ratio Capital requirement is augmented by the 2.5% common equity Capital Conservation buffer that can absorb losses during periods of stress. If a bank’s capital ratios fall within the range of this buffer, restrictions on earnings distributions (such as dividends, equity repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

In January 2011, the Basel Committee on Banking Supervision (BCBS) released guidance on non-viability contingent capital (NVCC). The guidance stipulates that in order to qualify as regulatory capital, a bank’s non-common share capital instruments must ensure that investors bear losses before taxpayers in the event its national authorities determine that the bank is non-viable and its rescue is in the public interest. OSFI issued guidance in August 2011, outlining NVCC requirements for instruments issued by Canadian financial institutions. All instruments issued after December 31, 2012 must meet these NVCC requirements to qualify as regulatory capital.

In February 2011, OSFI released guidance on the treatment that will apply to non-common share capital instruments that do not meet Basel III requirements, including NVCC requirements. Instruments that do not meet Basel III requirements will be subject to grandfathering provisions, and their recognition as regulatory capital will be phased out over a 10-year period beginning January 1, 2013. Using a base equal to the total value of such instruments outstanding as at January 1, 2013, their recognition is expected to be capped at 90% from January 1, 2013, with the cap reducing by one-tenth of the base in each subsequent year. Under the proposed rules, BMO’s existing innovative Tier 1 capital (BMO Capital Trust Securities and BMO Tier 1 Notes) and Tier 2 subordinated debt instruments will not qualify as regulatory capital once the rules are fully implemented. OSFI’s guidance also outlines the requirements for redemption of these regulatory capital instruments through a regulatory capital event. As announced earlier this year, BMO currently does not expect to redeem any of its outstanding regulatory capital instruments through a regulatory capital event.

In November 2011, the BCBS published rules prescribing additional capital requirements for global systemically important banks. Under the rules, 29 global systemically important banks have currently been identified and they, after a transition period from 2016 to 2019, will be subject to more stringent common equity capital requirements that exceed Basel III minimum requirements by 1% to 2.5% of RWA, depending on specific criteria. Although the identification of global systematically important banks will be an annual event, BMO does not meet the criteria that designate an institution as one of those global systemically important banks.

BMO Financial Group 194th Annual Report 2011	63

MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO considers the Common Equity Ratio and the Tier 1 Capital Ratio to be the most important capital ratios under Basel III. Based on our analysis and assumptions and including the estimated impact of the adoption of IFRS in the calculation, BMO’s pro-forma Basel III Common Equity Ratio and Tier 1 Capital Ratio at October 31, 2011, would be 6.9% and 9.1%, respectively. The pro-forma calculations and statements in this section assume implementation at October 31, 2011, of announced Basel III regulatory capital requirements, which will be in effect January 2013, and include the impact of the adoption of IFRS. BMO’s pro-forma capital ratios position us well to meet Basel III capital requirements in the near term.

Under such Basel III pro-forma calculations, BMO’s adjusted common shareholders’ equity would decrease by approximately $4.4 billion from $20.0 billion to $15.6 billion as at October 31, 2011, and its adjusted Tier 1 capital would decrease by approximately $4.6 billion from $25.1 billion to $20.5 billion. The decrease is primarily a result of the impact of the adoption of IFRS on retained earnings, as well as new Basel III capital deductions and RWA treatment. These effects are partially offset by the discontinuance of certain current Basel II deductions from capital, which are instead converted to increases in RWA.

Based on such pro-forma calculations, RWA as at October 31, 2011 would increase by approximately $17.5 billion from $208.7 billion to $226.2 billion, primarily due to higher counterparty credit risk RWA ($12.6 billion) and, to a lesser extent, higher market risk RWA, as well as the conversion of certain current Basel II capital deductions to increases in RWA, as noted above. BMO’s pro-forma Tier 1 Capital Ratio, Total Capital Ratio and Leverage Ratio exceed Basel III minimum requirements.

The impacts of the changes associated with the adoption of IFRS are calculated based on our analysis as set out under Transition to International Financial Reporting Standards in the Future Changes in Accounting Policies – IFRS section. In calculating the Basel III Tier 1 Ratio and commenting on BMO’s Basel III Total Capital Ratio and Leverage Ratio, we assumed existing non-common share Tier 1 and Tier 2 capital instruments are fully included in regulatory capital. These instruments do not meet Basel III regulatory capital requirements, and will be subject to the grandfathering provisions previously noted. We expect to be able to refinance such capital as and when necessary to meet applicable non-common share capital requirements.

The pro-forma Basel III ratios do not reflect management actions that may be taken to mitigate the impact of the changes, the benefit of additional retained earnings growth over time that could be available to meet these requirements, or factors beyond the control of management.

A number of other potential regulatory changes are still being finalized. For example, regulators are assessing whether incremental capital requirements should be applied to banks that are systemically important in a national context and, in addition, a fundamental review of trading book capital requirements is continuing. These changes could affect the amount of capital that we hold or are required to hold to meet regulatory requirements.

BMO’s strong capital levels position us well for the implementation of both announced regulatory changes and changes associated with the adoption of IFRS in the coming years.

Economic Capital Review

Economic capital is a measure of our internal assessment of the risks underlying BMO’s business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should adverse situations arise, and allows returns to be measured on a basis that considers the risks taken. Economic capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – where measures are based on a time horizon of one year. For further discussion of these risks, refer to the Enterprise-Wide Risk Management section on page 78. Economic capital is a key element of our risk-based capital management and ICAAP framework.

Capital Management Activities

BMO issued approximately 67 million shares to M&I shareholders in consideration of the M&I acquisition in the third quarter of 2011. BMO also issued 6 million shares during the year under our Shareholder Dividend Reinvestment and Share Purchase Plan and for the exercise of stock options. BMO issued $290 million of 3.9% Preferred Shares – Series 25 on March 11, 2011, and redeemed $400 million of BMO Capital Trust Securities – Series B (BMO BOaTS – Series B) on December 31, 2010. In addition, on March 2, 2011, BMO issued $1.5 billion of 3.979% (subject to a rate reset on July 8, 2016) Series G Medium-Term Notes, First Tranche, of subordinated indebtedness, due in 2021, that qualifies as Tier 2 and total capital. On November 25, 2011, we announced our intention to redeem the $400 million BMO Capital Trust Securities – Series C (BMO BOaTS – Series C) on December 31, 2011. Further details are provided in Notes 18 and 20 on pages 151 and 154 of the financial statements.

Our normal course issuer bid expires on December 15, 2011. No common shares were repurchased under the program.

Dividends

BMO’s target dividend payout range over the medium term is 45% to 55% of net income available to common shareholders. The target is indicative of our confidence in our continued ability to increase earnings, and our strong capital position. BMO’s target dividend payout range seeks to provide shareholders with stable income, while ensuring sufficient earnings are retained to support anticipated business growth, fund strategic investments and provide continued support for depositors.

Dividends declared per common share in 2011 totalled $2.80. Annual dividends declared in 2011 represented 53.0% of net income available to common shareholders. Over the long term, BMO’s dividends are generally increased in line with trends in earnings per share growth.

64	BMO Financial Group 194th Annual Report 2011

At year end, BMO’s common shares provided a 4.75% annual dividend yield based on the year-end closing share price. On December 6, 2011, BMO announced that the Board of Directors declared a quarterly dividend on common shares of $0.70 per share, unchanged from both the prior quarter and a year ago.

Under our Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan), we may offer a discount of up to 5% from the average market price (as defined in the Plan) on BMO common shares newly issued from treasury. In fiscal 2011, common shareholders who elected to reinvest dividends in common shares of BMO were issued shares from treasury without a discount from the average market price. Effective with the February 28, 2012 dividend payment, common shareholders who elect to reinvest dividends in common shares of BMO will receive a 2% discount from the average market price of the common shares (as defined in the Plan).

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Outstanding Shares and Securities Convertible into Common Shares

	Number of shares	Dividends declared per share
As at November 24, 2011	or dollar amount	2011	2010	2009
Common shares	639,083,000	$2.80	$2.80	$2.80
Class B Preferred shares
Series 5	$200,000,000	$1.33	$1.33	$1.33
Series 13	$350,000,000	$1.13	$1.13	$1.13
Series 14	$250,000,000	$1.31	$1.31	$1.31
Series 15	$250,000,000	$1.45	$1.45	$1.45
Series 16	$300,000,000	$1.30	$1.30	$1.30
Series 18	$150,000,000	$1.63	$1.63	$1.55
Series 21	$275,000,000	$1.63	$1.63	$1.11
Series 23	$400,000,000	$1.35	$1.35	$0.59
Series 25	$290,000,000	$0.69	–	–
Convertible into common shares:
Class B Preferred shares (1)
Series 10	US$300,000,000	US$1.49	US$1.49	US$1.49
Stock options
– vested	9,139,000
– nonvested	7,674,000
(1)	Convertible preferred shares may be exchanged for common shares on specific dates on a pro-rata basis based on 95% of the average trading price of common shares for the 20 days ending four days prior to the exchange date.

Note 20 on page 154 of the financial statements includes details on share capital.

Caution

This Enterprise-Wide Capital Management section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

Select Financial Instruments

At the request of the G7 finance ministers and central bank governors, The Financial Stability Forum (since re-established as the Financial Stability Board (FSB)) issued a report in April 2008 on enhancing market and institutional resilience. Among its recommendations, the report encouraged enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. We expanded our discussion of certain financial instruments in 2008 in keeping with these developments and we have continued to report on them, together with other financial instruments, to put exposures in context relative to our portfolio. We have also followed a practice of reporting on significant changes in our interim MD&A. In March 2011, the FSB published Thematic Review on Risk Disclosure Practices–Peer Review Report, which updates its views on disclosure practices. We continue to report in keeping with the spirit of the FSB recommendations.

Caution

Given continued uncertainty in the capital markets environment, our capital markets instruments could experience valuation gains and losses due to changes in market value. This section, Select Financial Instruments, contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 29.

Consumer Loans

In Canada, our consumer loan portfolio totalled $89.8 billion at October 31, 2011 and is comprised of three main asset classes: residential mortgages (47%), instalment and other personal loans (51%) and credit card loans (2%).

In the United States, our consumer loan portfolio totalled US$22.3 billion and is also primarily comprised of three asset classes: residential first mortgages (36%), home equity products (36%) and indirect automobile loans (21%).

The following sections contain a discussion of our U.S. subprime mortgage loans, Alt-A mortgage loans and home equity products, portfolios that have been of increased investor interest in the economic environment of the past few years. It also includes a discussion of repurchased mortgages. The U.S. mortgage market has been much more challenging than its Canadian counterpart.

In Canada, BMO does not have any subprime mortgage programs, nor do we purchase subprime mortgage loans from third-party lenders. We have a $25 billion Canadian home equity line of credit portfolio ($42 billion authorized). Of these lines of credit, one product line is offered only in first mortgage position and represents approximately 77% of the total portfolio. The portfolio is of high quality and only a low percentage of loans in the portfolio are 90 days or more in arrears.

In Canada, we do not have a mortgage program that we consider to be Alt-A. In the past, we may have chosen to not verify income or employment for certain customers when there were other strong qualifications that supported the creditworthiness of the loan as part of our credit adjudication process; however, this approach is no longer in use. We also have a Newcomers to Canada/non-resident mortgage program that permits limited income verification but has other strong qualification criteria. At October 31, 2011, there was approximately $3.9 billion ($3.0 billion in 2010) outstanding under this program. Only a low percentage of loans in the portfolio were 90 days or more in arrears at year end.

Subprime Mortgage Loans

In the United States, we have US$356 million (US$235 million excluding M&I) of first mortgage loan outstanding with subprime characteristics at the date of authorization. Approximately 4.2% of BMO’s U.S. first mortgage loan portfolio was 90 days or more in arrears at year end. The percentage of BMO’s U.S. subprime loans that are 90 days or more in arrears is higher than the comparable rate on BMO’s overall first mortgage portfolio, but the amount of such loans is not significant.

Home equity products are secured by the homeowner’s equity and rank subordinate to any existing first mortgage on the property. In the United States, we have a US$8.1 billion home equity loan portfolio (US$4.5 billion excluding M&I), which amounted to 4.0% of BMO’s total loan

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MANAGEMENT’S DISCUSSION AND ANALYSIS

portfolio at October 31, 2011. Of the U.S. home equity loan portfolio, loans of US$281 million (US$250 million excluding M&I) were extended to customers with credit bureau scores below 620 and would be categorized as subprime loans. Only a low percentage of loans in the portfolio were 90 days or more in arrears.

Alt-A First Mortgage Loans

In the United States, Alt-A loans are generally considered to be loans for which borrower qualifications are subject to limited verification. Our U.S. loan portfolio had two loan programs that met this definition – the Easy Doc and No Doc programs. We discontinued offering the Easy Doc and No Doc programs in the third quarter of 2008. M&I also offered limited documentation loan programs that were considered Alt-A. Our Alt-A loan portfolio totalled US$1,354 million (US$724 million excluding M&I) at year end, and US$100 million or 7.4% of the portfolio was greater than 90 days in arrears. BMO also offered two limited documentation programs within the home equity loan portfolio in the United States, which would be categorized as Alt-A if they were in the first mortgage loan portfolio. M&I also offered home equity loans that would be considered Alt-A. As at October 31, 2011, there was US$800 million (US$556 million excluding M&I) outstanding under these programs, and loans 90 days or more in arrears totalled $27 million or 3.3%.

Mortgage Repurchases

From time to time, BMO Harris Bank sells residential mortgage loans originated within its branch network to the Federal Home Loan Mortgage Corporation (Freddie Mac), a corporation chartered by the United States federal government. Generally, mortgage loan purchasers, including Freddie Mac, have the right to require a mortgage loan seller to repurchase a loan when it is subsequently determined that the loan did not meet the terms and conditions of the purchase and sale agreement at the time of sale. Distress in the mortgage loan market has prompted purchasers such as Freddie Mac to increase their review of loans purchased to determine whether sellers are required to repurchase loans that did not meet the terms and conditions of the purchase and sale agreement at the time of sale. P&C U.S. received a total of 59 (41 in 2010) requests to repurchase mortgage loans totalling US$11.3 million in fiscal 2011 (US$7.2 million in fiscal 2010), of which approximately half were repurchased, one quarter were determined to have met the terms and conditions of the purchase and sale agreement and were not repurchased, and one quarter remain under discussion. At this time, we do not anticipate material losses from related future mortgage loan repurchase obligations.

Prior to its acquisition, M&I sold the majority of residential mortgages it originated into the secondary market. Unlike BMO Harris Bank, M&I sold these loans without retaining the servicing rights to several purchasers, including large network banks. At year end, there were 17 pending repurchase requests totalling US$3.8 million. In fiscal 2011, M&I repurchased 18 loans totalling US$3.1 million.

At this time, we do not anticipate material losses from related future mortgage loan repurchase obligations.

Leveraged Finance

Leveraged finance loans are defined by BMO as loans to private equity businesses and mezzanine financings where our assessment indicates a higher level of credit risk. BMO has exposure to leveraged finance loans, which represent less than 1% of our total assets, with $4.6 billion ($3.8 billion excluding M&I) outstanding as at October 31, 2011, up approximately $1.3 billion from a year ago (up $475 million excluding M&I). Of this amount, $146 million or 3.3% of leveraged finance loans were classified as impaired ($219 million or 6.6% in 2010).

Monoline Insurers and Credit Derivative Product Companies

At October 31, 2011, BMO’s direct exposure to companies that specialize in providing default protection amounted to $109 million in respect of the mark-to-market value of counterparty derivatives and $nil in respect of the mark-to-market value of traded credits ($121 million and $9 million in 2010). The cumulative adjustment for counterparty credit risk recorded against these exposures was $43 million ($40 million in 2010).

Certain credit derivative product counterparty exposures are discussed further in the Exposure to Other Select Financial Instruments section.

BMO-Sponsored Securitization Vehicles

BMO sponsors various vehicles that fund assets originated by either BMO (three bank securitization vehicles) or its customers (several Canadian customer securitization vehicles and one U.S. customer securitization vehicle). We earn fees for providing services related to the securitizations in the customer securitization vehicles, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. These fees totalled approximately $43 million in 2011 and $97 million in 2010. Further disclosure on the impact of IFRS on reporting requirements for these vehicles is provided on pages 73 to 76.

Bank Securitization Vehicles

Periodically, we sell loans to securitization vehicles for capital management purposes or to obtain alternate sources of funding. Gains on sales to the securitization vehicles, as well as revenues paid to us for servicing the loans sold, are recognized in income.

BMO has retained interests in our three bank securitization vehicles, as we sometimes choose to or are required to purchase subordinated interests or maintain cash deposits in the entities, and we have also recorded deferred purchase price amounts. These latter amounts represent the portion of gains on sales to securitization vehicles that have not been received in cash. Retained interests recorded as assets in our Consolidated Balance Sheet as at October 31, 2011 and 2010 in respect of the three bank securitization vehicles were $665 million and $527 million, respectively. In the event there are defaults on certain of the assets held by the vehicles, retained interests in those assets may not be fully recoverable and would then be written down. In addition, prepayments and changes in interest rates will affect the expected cash flows from the vehicles, which may result in partial write-downs of retained interests. During the years ended October 31, 2011 and 2010, there were no write-downs of retained interests in bank securitization vehicles.

The assets of two of the vehicles consist of Canadian residential mortgages and the third holds Canadian credit card loans transferred from BMO. Our investment in the asset-backed commercial paper (ABCP) of vehicles that hold residential mortgages was $162 million ($105 million in 2010). ABCP issued by the vehicles holding mortgages is rated R-1 (high) by DBRS Limited (DBRS) and P1 by Moody’s. We have provided $5.1 billion in liquidity facilities to the two vehicles that hold residential mortgages and no amounts had been drawn against these facilities at October 31, 2011. We have not provided liquidity facilities to the vehicle that holds credit card loans as it issues longer-term asset-backed securities and not ABCP. We hold subordinated notes issued by the credit card securitization vehicle with a face value of $372 million ($257 million in 2010). The asset-backed securities issued to third-party investors by the vehicle holding credit card loans are rated AAA by DBRS and Aaa by Moody’s. Further information on the impact of securitization activities on the consolidated financial statements is outlined in Note 8 on page 133 of the financial statements.

66	BMO Financial Group 194th Annual Report 2011

Canadian Customer Securitization Vehicles

The customer securitization vehicles we sponsor in Canada assist our customers with the securitization of their assets, providing them with an alternate source of funding. These vehicles provide clients with access to financing in the ABCP markets by allowing them to sell their assets into these vehicles, which then issue ABCP to investors to fund the purchases. In all cases, the sellers continue to service the transferred assets and are first to absorb any realized losses on the assets.

Our exposure to losses relates to our investment in ABCP issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through backstop liquidity facilities. We use our credit adjudication process in deciding whether to enter into these agreements just as we do when extending credit in the form of a loan.

BMO sometimes enters into derivative contracts with these vehicles to enable them to manage their exposures to interest rate and foreign exchange rate fluctuations. The fair value of such contracts at October 31, 2011 was $2 million, which was recorded as a derivative asset in our Consolidated Balance Sheet ($14 million in 2010).

Most customer securitization vehicles are funded in the market, while some are funded directly by BMO. BMO generally consolidates the accounts of the customer securitization vehicles where BMO provides the funding, as the majority of the gains or losses of those vehicles are expected to accrue to BMO. There were minimal levels of mortgage loans with subprime or Alt-A characteristics included in the total assets of the bank-funded vehicles at year end. No losses have been recorded on BMO’s exposure to these vehicles.

BMO’s investment in the ABCP of the market-funded vehicles totalled $170 million at October 31, 2011 ($46 million in 2010). No losses have been recorded on these investments.

BMO provided liquidity support facilities to the market-funded vehicles totalling $3.0 billion at October 31, 2011 ($3.0 billion in 2010). This amount comprised part of other credit instruments outlined in Note 5 on page 129 of the financial statements. All of these facilities remain undrawn. The assets of each of these market-funded customer securitization vehicles consist primarily of diversified pools of Canadian automobile receivables and Canadian residential mortgages. These two asset classes represent 74% (65% in 2010) of the aggregate assets of these vehicles. Included in these assets are $78 million ($210 million in 2010) of Canadian residential mortgage loans with subprime or Alt-A characteristics.

In the event we choose to or are required to terminate our relationship with a customer securitization vehicle, we would be obligated to hold any associated derivatives until their maturity. We would no longer receive fees for providing services relating to the securitizations, as previously described.

U.S. Customer Securitization Vehicle

We sponsor a U.S. ABCP multi-seller vehicle. This customer securitization vehicle assists our customers with the securitization of their assets to provide them with alternative sources of funding. The vehicle provides funding to diversified pools of portfolios through 64 (75 in 2010) individual securitization transactions with an average facility size of US$59.2 million. The size of the pools ranged from US$0.9 million to US$255 million at October 31, 2011. Residential mortgages classified as subprime or Alt-A comprise 0.3% of the portfolio.

Approximately 53% of the vehicle’s commitments have been rated by Moody’s or S&P, and 88% of those are rated A or higher. The vehicle holds exposures secured by a variety of asset classes, including mid-market corporate loans, commercial real estate and auto loans.

The vehicle’s commitments have reliance on 3.2% of European collateral. Exposure to Germany is the largest, at 1.2%. Exposure to Spain is 0.1%, and there is no exposure to Italy, Ireland, Greece or Portugal.

The vehicle had US$2.7 billion of commercial paper outstanding at October 31, 2011 (US$3.2 billion in 2010). The ABCP of the vehicle is rated A1 by S&P and P1 by Moody’s. BMO has not invested in the vehicle’s ABCP. BMO provides committed liquidity support facilities to the vehicle. The amount of the facilities was US$3.8 billion at October 31, 2011 (US$3.8 billion in 2010), of which none has been drawn upon.

BMO is also a counterparty to derivative contracts with the vehicle that are used to manage its exposure to interest rates. The fair value of derivative contracts outstanding with the vehicle and recorded in our Consolidated Balance Sheet was a derivative asset of $4.7 million at October 31, 2011 ($2.2 million in 2010). BMO has not been required to consolidate the vehicle under Canadian GAAP, as the vehicle has issued an expected-loss note to a third party. The holder of the note consolidates the vehicle as the noteholder is exposed to the majority of expected losses.

In the event we choose to or are required to terminate our relationship with the vehicle, we would be required to settle any associated derivative contracts at their fair value and would no longer receive fees for the administration of the vehicle.

Credit Protection Vehicle

We also sponsor Apex Trust (Apex), a Canadian special purpose vehicle that comprises 12 tranches of diversified corporate credits, each of which has the benefit of first-loss protection. The 12 tranches in Apex have exposure to approximately 440 corporate credits that are diversified by geographic region and industry. Approximately 70% of the corporate credits are rated investment grade (25.2% rated higher than BBB and 44.7% rated BBB) and 30% are rated below investment grade. The ratings of the majority of the corporate credits stabilized in 2010, with the number on review for downgrade decreasing and the number on review for upgrade increasing, and that pattern continued in 2011.

Apex has issued $2.2 billion of notes (Apex Notes) with remaining terms of two and five years. BMO has hedged its exposure to its holdings of Apex Notes. After giving effect to these hedges, BMO has no net exposure through the Apex Notes to realized credit losses in the tranches.

In addition, a senior funding facility of $1.13 billion has been made available to Apex to fund collateral calls arising from changes in mark-to-market values of the underlying credit default swaps (CDS), with BMO providing $1.03 billion of that facility. We have hedged the first $515 million of loss exposure on our committed $1.03 billion exposure under the senior funding facility. As at October 31, 2011 and 2010, no amounts were advanced through BMO’s committed share of the senior facility.

BMO has entered into CDS contracts on the net notional positions in the structure with the swap counterparties and into offsetting swaps with the vehicle. As a result of these contracts, BMO has exposure to losses on the notional amount above the $3.33 billion total amount of Apex Notes and senior funding facility. Based on their notional values, the contracts will expire in 2012 (24%), 2013 (40%), 2014 (6%) and 2016 (30%).

Realized credit losses would only be incurred by Apex should losses on defaults on the underlying corporate credits exceed the first-loss protection on a tranche. As detailed below, a significant majority of Apex’s positions benefit from substantial first-loss protection. There was minimal change in the levels of first-loss protection in 2010 and 2011.

Two of the 12 tranches have lower levels of first-loss protection than the others. If losses were realized by Apex noteholders on the full notional amounts of $1,217 million in the two weakest tranches, BMO’s exposure would be $nil, given the hedges that are in place. Each of the other 10 tranches, which have a total net notional amount of $20.1 billion, is rated from A (low) to AAA and has significant first-loss protection, ranging from 12% to 29% with a weighted average of 23%. The longest-dated tranche matures in 2016 and has first-loss protection of 28%.

The net notional exposure of Apex to issuers in Greece, Italy and Spain represented 0.5%, 1.3% and 1.1%, respectively, of its total notional exposure. Net notional exposure to the other 12 countries that share the Euro currency was 14.1% of total notional exposure, of which 81% was rated investment grade by S&P (72% by Moody’s). The notional exposure to the remainder of Europe was 16.2% of total notional exposure with 70% rated investment grade by S&P (65% by Moody’s). The bank is well protected as a result of both first-loss protection and hedges that are in place, as described above.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Structured Investment Vehicles

We have provided senior funding through a loan facility to two BMO London-managed structured investment vehicles (SIVs), Links Finance Corporation (Links) and Parkland Finance Corporation (Parkland). Our exposure to loss in the SIVs relates to the loan facility that was put in place in order to fund the repayment of the SIVs’ senior notes and the derivatives contracts we have entered into with the vehicles. We also hold subordinate capital notes of the SIVs with a carrying value of $nil.

The fair value of our derivatives contracts outstanding with the SIVs was recorded in our Consolidated Balance Sheet as a derivative asset of $19 million ($30 million in 2010). We earned investment management fees of $4 million in 2011 and $2 million in 2010 for managing these portfolios.

In the event we choose to or are required to terminate our relationship with these vehicles, any associated derivative contracts would be settled at their fair value.

We provide senior-ranked support for the funding of Links and Parkland through BMO loan facilities, permitting the SIVs to continue the strategy of selling assets in an orderly and value-sensitive manner.

At October 31, 2011, amounts drawn on the facilities totalled US$2.6 billion and €230 million (US$4.3 billion and €478 million in 2010) for Links and Parkland, respectively. The loan facilities totalled US$2.7 billion for Links and €260 million for Parkland at October 31, 2011. Advances under the loan facilities rank ahead of the SIVs’ subordinated capital notes. Consistent with the strategy of selling assets in an orderly manner, the pace of asset sales was measured throughout 2011. We anticipate that the SIVs will continue the strategy of selling assets in an orderly manner based upon market conditions. The total amount drawn under the loan facilities is primarily affected by the pace and price of asset sales and asset maturities. Amounts funded are expected to decrease from current levels based on these factors. We expect asset maturities and redemptions of US$595 million and €56 million in 2012, and US$523 million and €63 million in 2013. The remaining assets mature over time.

The par value of the assets held by Links and Parkland totalled US$3.3 billion and €337 million, respectively (US$5.3 billion and €624 million in 2010). The market value of the assets held by Links and Parkland, including hedges and cash equivalents, totalled US$2.6 billion and €285 million, respectively (US$4.4 billion and €551 million in 2010). During 2011, there were maturities and repayments of assets totalling US$766 million in Links and €85 million in Parkland, as well as asset sales of US$1.2 billion in Links and €182 million in Parkland. The SIVs’ capital noteholders will continue to bear the economic risk from actual losses up to the full amount of their investments. The book value of the subordinated capital notes in Links and Parkland at October 31, 2011 was US$440 million and €104 million, respectively. For both Links and Parkland, BMO believes that the first-loss protection provided by the subordinated capital notes continues to exceed future expected losses.

Links holds a portfolio of debt securities including subordinated commercial bank debt (45%) (of which 58% relate to European banks), collateralized bond obligations and collateralized loan obligations with underlying assets that are primarily corporate obligations (9%), residential mortgage-backed securities (19%) and commercial mortgage-backed securities (10%). Links has 60% of its assets invested in the United States, 38% in Europe and 2% in other countries. Approximately 35% of Links’ debt securities are rated Aa3 or better by Moody’s (45% in 2010) with 87% rated investment grade (88% in 2010). Approximately 27% are rated AA- or better by S&P (39% in 2010) with 89% rated investment grade (90% in 2010). Parkland has a higher proportion of highly-rated assets than Links. Parkland has 73% of its assets invested in Europe, 22% in the United States and the remainder in Australia and Canada. Certain of the debt securities it owns are on credit watch for a possible ratings downgrade.

Both Links and Parkland have European exposures. Neither vehicle has any direct credit exposure to issuers in Greece, Ireland, Italy, Portugal or Spain. Indirect exposure to issuers in these countries through the SIVs’ CBO and CLO investments was approximately $13 million at October 31, 2011. The SIVs’ par value exposure to the Eurozone countries was $558 million, of which 44% was in France, 39% in the Netherlands, 16% in Germany and 1% in other countries. Approximately $422 million, or 76%, was in the form of bank subordinated debt. Approximately 95% of this debt was rated investment grade. The SIVs’ par value exposure to issuers in the remaining European countries was $899 million, of which 88% were in the United Kingdom, 5% in Switzerland, 5% in Denmark and 2% in other countries. Approximately $484 million, or 54%, was in the form of bank subordinated debt, of which approximately 95% was rated investment grade.

Exposure to Other Select Financial Instruments, including Collateralized Debt Obligations (CDOs) and Collateralized Loan Obligations (CLOs)

BMO’s trading and available-for-sale portfolios contain CDOs and CLOs, all of which are in run-off mode. Most of our CDOs and the majority of our CLOs are hedged with other large financial institutions. Unhedged CLO exposure was $337 million and the unhedged interest held in CDO exposure was minimal, with a $13 million carrying value. Hedged CDO exposure of $223 million had a carrying value of $63 million at year end, with $160 million recoverable on associated hedges with a financial institution that is rated BBB+ by S&P. Hedged CLO exposure of $891 million had a carrying value of $844 million at year end, with $47 million recoverable on associated hedges with a monoline insurer that is rated AA+ by S&P.

The underlying securities in the CDOs and CLOs consist of a wide range of corporate assets. The value of BMO’s interest in hedges with the counterparty rated BBB+ mentioned above is supported by collateral held, with the exception of relatively modest amounts as permitted under the counterparty agreement. For 2011 reporting, $363 million of CLOs with a market value of $337 million and credit ratings between AA- and AAA are deemed unhedged, as the CDS arrangements that were in place were with a counterparty that is no longer considered a going concern.

The portfolio also contains amounts in respect of CDS transactions referencing CDO instruments in which we do not have an interest. CDS protection of US$0.5 billion purchased from a credit derivative product company counterparty had a market value of $40 million (before deduction of $20 million of credit valuation adjustments) at year end, with a corresponding offset of US$0.5 billion in CDS protection provided to another financial institution in our role as intermediary. The credit rating of the credit derivative product company counterparty is Ba1 and the underlying security on the exposure consists of a pool of broadly diversified, single-name corporate and sovereign credits. The pool has 89 credits, of which 77% are investment grade, and has first-loss protection of 9.6%.

During the year, we closed CDS contracts referencing CDO instruments having a notional value of US$1 billion on which we had provided credit protection in our role as intermediary. We continue to hold the associated interest in the $1 billion of CDS protection from a credit derivative product counterparty rated Caa1, which had a carrying value of $34 million (before deduction of $24 million of credit valuation adjustments) at year end.

European Balances

BMO’s direct exposures in Greece, Ireland, Italy, Portugal and Spain are primarily to banks for trade finance and trading products. Exposures remain modest at $203 million. In addition, our Irish subsidiary is required to maintain reserves with the Irish central bank. These totalled $163 million at the end of the year.

Our direct exposure to the other Eurozone countries (the other 12 countries that share a common euro currency) totalled approximately $5.1 billion, of which 91% was to counterparties in countries with a Moody’s/S&P rating of Aaa/AAA. Our direct exposure to the rest of Europe totalled approximately $4.8 billion, of which 98% was to

68	BMO Financial Group 194th Annual Report 2011

counterparties in countries with a Moody’s/S&P rating of Aaa/AAA. A significant majority of our sovereign exposure consists of short-term, tradeable cash products, while exposure to banks was comprised of short-term trading instruments, short-term debt, derivative positions and letters of credit and guarantees.

Details of these exposures are provided in the table below. In addition to the exposures shown in the table, we have exposure to European supranational institutions totalling $0.8 billion, predominantly in the form of short-term, tradeable cash products.

European Exposures by Country and Counterparty (Canadian $ in millions)

As at October 31, 2011	Lending (1)				Securities (2)				Repo-style transactions (3)	Derivatives (4)
Country	Bank	Corporate	Sovereign (5)	Total	Bank	Corporate	Sovereign (5)	Total	Total	Bank	Corporate	Sovereign (5)	Total	Total Exposure
GIIPS
Greece	3	–	–	3	–	–	–	–	–	–	–	–	–	3
Ireland (6)	–	–	–	–	–	–	–	–	–	13	–	–	13	13
Italy	1	–	–	1	–	28	10	38	–	15	–	–	15	54
Portugal	21	50	–	71	–	–	–	–	–	–	–	–	–	71
Spain	52	–	–	52	–	–	–	–	–	10	–	–	10	62
Total GIIPS	77	50	–	127	–	28	10	38	–	38	–	–	38	203
Eurozone (excluding GIIPS)
Austria	90	–	–	90	14	42	199	255	–	7	–	–	7	352
Belgium	126	207	–	333	67	–	–	67	–	36	6	2	44	444
Finland	–	5	–	5	–	–	425	425	–	–	–	–	–	430
France	61	–	–	61	–	–	884	884	2	96	–	–	96	1,043
Germany	25	102	–	127	–	4	1,516	1,520	2	65	–	–	65	1,714
Luxembourg	206	40	–	246	–	4	–	4	–	5	1	–	6	256
Netherlands	42	189	–	231	29	6	520	555	2	32	–	–	32	820
Other (7)	3	–	–	3	–	–	–	–	–	–	–	2	2	5
Total Eurozone (excluding GIIPS)	553	543	–	1,096	110	56	3,544	3,710	6	241	7	4	252	5,064
Rest of Europe
Denmark	277	–	–	277	–	–	1,134	1,134	–	36	–	–	36	1,447
Norway	16	–	–	16	380	–	652	1,032	–	–	–	24	24	1,072
United Kingdom	138	343	–	481	37	40	1,219	1,296	8	230	11	–	241	2,026
Other (7)	114	17	–	131	1	–	3	4	10	68	24	–	92	237
Total rest of Europe	545	360	–	905	418	40	3,008	3,466	18	334	35	24	393	4,782
Total all of Europe (8)	1,175	953	–	2,128	528	124	6,562	7,214	24	613	42	28	683	10,049

(1)	Lending includes funded lending, trade finance and unfunded commitments of $715 million.
(2)	Securities includes cash products, insurance investments and traded credit (equal to the net long value).
(3)	Repo-style transactions are all with bank counterparties. Exposures are equal to the current gross exposure with collateral offsets.
(4)	Derivatives amounts are marked-to-market, incorporating netting. Amounts are net of collateral offsets of $1.03 billion for counterparties where a Credit Support Annex is in effect. Total amount of collateral offsets was $1.03 billion.
(5)	Sovereign includes sovereign-backed bank cash products.
(6)	Excludes $163 million of reserves held by our Irish subsidiary at the Irish central bank.
(7)	Other includes countries with less than $200 million exposure.
(8)	For information on European exposures in our U.S. customer securitization vehicle and credit protection vehicle, please refer to page 67. For information on European exposures in our structured investment vehicles, please refer to page 68. Exposures in those vehicles are not reflected in the table.

U.S. Regulatory Developments

On July 21, 2010, U.S. President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act). The Act is broad in scope and the reforms include heightened consumer protection, regulation of the over-the-counter derivatives markets, restrictions on proprietary trading and sponsorship of private investment funds by banks (referred to as the Volcker Rule), imposition of heightened prudential standards and broader application of leverage and risk-based capital requirements. The reforms also include greater supervision of systemically significant payment, clearing or settlement systems, restrictions on interchange fees, and the creation of a new financial stability oversight council of regulators with the objective of increasing stability by monitoring systemic risks posed by financial services companies and their activities. Many provisions of the Dodd-Frank Act continue to be subject to rulemaking and will take effect over several years, making it difficult to anticipate at this time the overall impact on BMO or the financial services industry as a whole. As rulemaking evolves, we are continually monitoring developments to ensure we are well-positioned to respond to and implement any required changes. We anticipate an increase in regulatory compliance costs, and will be focused on managing the complexity and breadth of the regulatory changes.

The U.S. federal banking agencies and the Securities and Exchange Commission have jointly issued proposed rules to implement the Volcker Rule, which prohibits banking entities and their affiliates from certain proprietary trading and specified relationships with hedge funds and private equity funds. As currently proposed, the rule requires the implementation of a comprehensive compliance program and monitoring of certain quantitative risk metrics effective July 16, 2012. Banking entities must conform existing activities with the Volcker Rule by July 2014. In addition, under the Dodd-Frank Act, over-the-counter derivatives will be subject to a comprehensive regulatory regime. Certain derivatives will be required to be centrally cleared or traded on an exchange. Registration, reporting, business conduct and capital and margin requirements are also being finalized. BMO is currently assessing and preparing for the impact of these proposed rules on its operations.

The restrictions on interchange fees under the Dodd-Frank Act became effective on October 1, 2011, and are expected to lower P&C U.S. pre-tax net income on an annual basis by approximately US$40 million, after the mitigating effects of related management actions.

BMO Financial Group 194th Annual Report 2011	69

MANAGEMENT’S DISCUSSION AND ANALYSIS

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations.

Credit Instruments

In order to meet the financial needs of our clients, we use a variety of off-balance sheet credit instruments. These include guarantees and standby letters of credit, which represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements. We also write documentary and commercial letters of credit, which represent our agreement to honour drafts presented by a third party upon completion of specified activities. Commitments to extend credit are off-balance sheet arrangements that represent our commitment to customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to meeting certain conditions.

There are a large number of credit instruments outstanding at any time. Our customers are broadly diversified and we do not anticipate events or conditions that would cause a significant number of our customers to fail to perform in accordance with the terms of the contracts. We use our credit adjudication process in deciding whether to enter into these arrangements, just as we do when extending credit in the form of a loan. We monitor off-balance sheet instruments to avoid undue concentrations in any geographic region or industry.

The maximum amount payable by BMO in relation to these credit instruments was approximately $75 billion at October 31, 2011 ($65 billion in 2010). However, this amount is not representative of our likely credit exposure or liquidity requirements for these instruments, as it does not take into account customer behaviour, which suggests that only a portion will utilize the facilities related to these instruments. It also does not take into account any amounts that could be recovered under recourse or collateralization provisions. Further information on these instruments can be found in Note 5 on page 129 of the financial statements.

For the credit commitments outlined in the preceding paragraphs, in the absence of an event that triggers a default, early termination by BMO may result in a breach of contract.

Variable Interest Entities (VIEs)

Our interests in VIEs are discussed primarily on pages 66 to 68 in the BMO-Sponsored Securitization Vehicles and Structured Investment Vehicles sections and on pages 71 to 72 in the Accounting for Variable Interest Entities section. A discussion of capital and funding trusts follows.

Capital and Funding Trusts

BMO Subordinated Notes Trust (SN Trust) was created to issue BMO Trust Subordinated Notes – Series A (SN Trust Notes – Series A), the proceeds of which were used to purchase a senior deposit note from BMO. As at October 31, 2011, $800 million of SN Trust Notes – Series A was outstanding. We hold all of the outstanding voting trust units in SN Trust and expect to do so at all times while the SN Trust Notes are outstanding. We are not required to consolidate SN Trust. BMO does not expect to terminate SN Trust while the SN Trust Notes are outstanding, unless SN Trust has sufficient funds to pay the redemption price on the SN Trust Notes and then only with the approval of OSFI. We provide a $30 million credit facility to SN Trust, of which $5 million had been drawn at October 31, 2011 ($5 million in 2010). We guarantee payment of the principal, interest, redemption price, if any, and any other amounts on the SN Trust Notes on a subordinated basis.

During 2009, BMO Capital Trust II (Trust II) was created to raise capital through the issuance of BMO Tier 1 Notes – Series A. As at October 31, 2011, $450 million of BMO Tier 1 Notes – Series A was outstanding. Trust II used the proceeds of the offering to purchase a senior deposit note from BMO. We are not required to consolidate Trust II.

Guarantees

Guarantees include contracts under which we may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds. Contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract and contracts under which we provide indirect guarantees of indebtedness are also considered guarantees. In the normal course of business, we enter into a variety of guarantees, including standby letters of credit, backstop and other liquidity facilities and derivatives contracts or instruments (including, but not limited to, credit default swaps and written options), as well as indemnification agreements.

The maximum amount payable by BMO in relation to these guarantees was $62 billion at October 31, 2011 ($65 billion in 2010). However, this amount is not representative of our likely exposure, as it does not take into account customer behaviour, which suggests that only a portion of the guarantees will require payment. It also does not take into account any amounts that could be recovered through recourse and collateral provisions.

For a more detailed discussion of these agreements, please see Note 7 on page 132 of the financial statements.

Critical Accounting Estimates

The Notes to BMO’s October 31, 2011 Consolidated Financial Statements outline our significant accounting estimates. The following accounting estimates are considered particularly important, as they require significant judgments by management. We have established detailed policies and control procedures that are intended to ensure these judgments are well controlled, independently reviewed and consistently applied from period to period. We believe that our estimates of the value of BMO’s assets and liabilities are appropriate.

Acquisition of M&I

The bank recorded the assets acquired and liabilities assumed from M&I at their fair values on the date of acquisition. We followed our established procedures to determine the fair value of financial instruments such as securities and derivatives. See the Financial Instruments Measured at Fair Value section for further details. There were also other significant accounting estimates in the valuation of loans and deposits.

Loans

Significant judgment and assumptions were applied to determine the fair value of the M&I loan portfolio. Loans are either purchased performing loans or purchased credit impaired loans (PCI loans), both of which are recorded at fair value at the time of acquisition. This involves estimating the expected cash flows to be received and determining the discount rate applied to the cash flows from the loan portfolio. The timing and amount of cash flows include significant management judgment regarding key assumptions, including the probability of default, severity of loss, payment speeds and the valuation of collateral. All of these factors are inherently subjective and can result in significant changes in the cash flow estimates over the life of a loan. In determining the possible discount rates, we considered various factors including our cost to raise funds in the current market, the risk premium associated with the loans and the cost to service the portfolios.

Subsequent to the determination of the initial fair value, the purchased performing loans will be subject to the credit review processes

70	BMO Financial Group 194th Annual Report 2011

applied to bank originated loans. See Allowance for Credit Losses for further details.

PCI loans have experienced a deterioration of credit quality from origination to acquisition, and it is probable that the bank will be unable to collect all contractually required payments, including both principal and interest. Subsequent to the acquisition of a loan, we continue to estimate cash flows expected to be collected over the life of the loan. The measurement of expected cash flows involves assumptions and judgments consistent with those described above for determining the initial fair value. Changes in expected cash flows could result in the recognition of impairment or a recovery through provision for credit losses.

Deposits

M&I deposit liabilities were recorded at fair value at acquisition. The determination of fair value involves estimating the expected cash flows to be paid and determining the discount rate applied to the cash flows. The timing and amount of cash flows include significant management judgment regarding the likelihood of early redemption by the bank and the timing of withdrawal by the client. Discount rates were based on the prevailing rates paid by the bank on similar deposits at the date of acquisition.

Allowance for Credit Losses

The allowance for credit losses adjusts the value of loans to reflect their estimated realizable value. In assessing their estimated realizable value, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These include economic factors, developments affecting companies in particular industries and specific issues with respect to single borrowers. Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.

One of our key performance measures is the provision for credit losses as a percentage of average net loans and acceptances. Over the past 10 years, for our Canadian peer group, the average annual ratio has ranged from a high of 1.24% in 2002 to a low of 0.17% in 2004.

This ratio varies with changes in the economy and credit conditions. If we were to apply these high and low ratios to average net loans and acceptances in 2011, our provision for credit losses would range from $2,314 million to $317 million. Our provision for credit losses in 2011 was $857 million.

Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussion of credit risk on page 83 as well as in Note 4 on page 126 of the financial statements.

Financial Instruments Measured at Fair Value

BMO records securities and derivatives at their fair value. Fair value represents our estimate of the amount we would receive, or would have to pay in the case of a derivative liability, in a current transaction between willing parties. We employ a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information (Level 2) and internal models without observable market information (Level 3) in the valuation of securities, derivative assets and derivative liabilities as at October 31, 2011, as well as a sensitivity analysis of our Level 3 financial instruments, is disclosed in Note 29 on page 171 of the financial statements.

Valuation models use general assumptions and market data, and therefore do not reflect the specific risks and other factors that would affect a particular instrument’s fair value. As a result, we incorporate certain adjustments when using internal models to establish fair values. These fair value adjustments take into account the estimated impact of credit risk, liquidity risk, valuation considerations, administrative costs and closeout costs. For example, the credit risk adjustment for derivative financial instruments incorporates credit risk into our determination of fair values by taking into account factors such as the counterparty’s credit rating, the duration of the instrument and changes in credit spreads.

Valuation Product Control (VPC), a group independent of the trading lines of business, verifies the fair values at which financial instruments are recorded. For instruments that are valued using models, VPC identifies situations where valuation adjustments must be made to the model estimates to arrive at fair value.

The methodologies used for calculating these adjustments are reviewed on an ongoing basis to ensure that they remain appropriate. Significant changes in methodologies are made only when we believe that the change will result in better estimates of fair value.

Valuation Adjustments ($ millions)

As at October 31	2011	2010
Credit risk	134	109
Liquidity risk	21	51
Administrative costs	10	9
Other	60	43
	225	212

Valuation adjustments made to model estimates to arrive at fair value were higher in 2011. The decrease in the adjustment for credit risk was due to narrower relative credit spreads between our counterparties and BMO.

Accounting for Securitizations

When loans are securitized, we record a gain or loss on sale. In determining the gain or loss, management must estimate the net present value of expected future cash flows by relying on estimates of the amount of interest and fees that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be repaid before the scheduled maturity, credit losses, the fair value cost of servicing and the rate at which to discount these estimated future cash flows. Actual cash flows may differ significantly from those estimated by management. If management’s estimate of future cash flows were different, our gain on securitization recognized in income would also be different.

Additional information concerning accounting for securitizations, including a sensitivity analysis for key assumptions, is included in Note 8 on page 133 of the financial statements.

Accounting for Variable Interest Entities

In the normal course of business, BMO enters into arrangements with variable interest entities (VIEs). VIEs include entities for which the equity is considered insufficient to finance the entity’s activities or for which the equityholders do not have a controlling financial interest. We are required to consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to a majority of their expected losses and/or being able to benefit from a majority of their expected residual returns.

We determine whether an entity is a VIE and whether BMO holds a variable interest in that VIE based primarily on quantitative analysis. We perform a variety of complex estimation processes involving qualitative and quantitative factors to calculate and analyze a VIE’s expected losses and expected residual returns. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability of those cash flows and allocating the expected losses and expected residual returns among the identified parties holding variable interests. The analysis enables us to identify the party that is exposed to a majority of the VIE’s expected losses and/or expected residual returns, and thus determine which party should consolidate the entity.

With respect to the credit protection vehicle Apex, the structured investment vehicles Links and Parkland and our U.S. multi-seller conduit, we will be required to consolidate these VIEs under IFRS effective November 1, 2010. Additional information regarding the accounting under IFRS can be found on page 73 in the Future Changes in Accounting Policies – IFRS section.

Under IFRS we are required to reconsider if consolidation is required when our obligation to absorb losses increases or we acquire

BMO Financial Group 194th Annual Report 2011	71

MANAGEMENT’S DISCUSSION AND ANALYSIS

decision-making abilities through contractual arrangements. Reconsideration events for our Canadian multi-seller conduits include the purchase by BMO of ABCP issued by the vehicles and the granting of additional liquidity facilities or credit enhancement. Since BMO regularly purchases and sells ABCP issued by our Canadian multi-seller conduits, we continually monitor our exposure to expected losses to ensure they do not approach consolidation thresholds.

Additional information concerning BMO’s involvement with variable interest entities is included on pages 71 and 72 as well as in Note 9 on page 136 of the financial statements.

Pension and Other Employee Future Benefits

BMO’s pension and other employee future benefits expense is calculated by our independent actuaries using assumptions determined by management. If actual experience differs from the assumptions used, pension and other employee future benefits expense could increase or decrease in future years. The expected rate of return on plan assets is a management estimate that significantly affects the calculation of pension expense. Our expected rate of return on plan assets is determined using the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed-income securities, which take into consideration bond yields. An equity risk premium is then applied to estimate equity returns. Expected returns from other asset classes are established to reflect the risks of these asset classes relative to fixed-income and equity assets. The impact of changes in expected rates of return on plan assets is not significant for our other employee future benefits expense since only small amounts of assets are held in these plans.

Pension and other employee future benefits expense and obligations are also sensitive to changes in discount rates. We determine discount rates at each year end for our Canadian and U.S. plans using high-quality corporate bonds with terms matching the plans’ specific cash flows.

Additional information regarding our accounting for pension and other employee future benefits, including a sensitivity analysis for key assumptions, is included in Note 23 on page 158 of the financial statements.

Other Than Temporary Impairment

We have investments in securities issued or guaranteed by Canadian or U.S. governments, corporate debt and equity securities, mortgage-backed securities and collateralized mortgage obligations, which are classified as available-for-sale securities. We review available-for-sale and other securities at each quarter-end reporting period to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if an unrealized loss on the security represents impairment that is considered to be other than temporary. In making this assessment, we consider such factors as the type of investment, the length of time and extent to which its fair value has been below cost, the financial condition and near-term prospects of the issuer, and our intent and ability to hold the investment long enough to allow for any anticipated recovery. The decision to record a write-down, its amount and the period in which it is recorded could change if management’s assessment of those factors were different. We do not record impairment write-downs on debt securities when impairment is due to changes in market interest rates, since we expect to realize the full value of these investments by holding them until maturity or until they recover in value.

At the end of 2011, there were total unrealized losses of $52 million on securities for which cost exceeded fair value and an impairment write-down had not been recorded. Of this amount, $8 million related to securities for which cost had exceeded fair value for 12 months or more. These unrealized losses resulted from increases in market interest rates and not from deterioration in the creditworthiness of the issuer.

Additional information regarding our accounting for available-for-sale securities and other securities and the determination of fair value is included in Note 3 on page 122 of the financial statements.

Income Taxes

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our Consolidated Statements of Income or Changes in Shareholders’ Equity. In determining the provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as expected, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.

Additional information regarding our accounting for income taxes is included in Note 24 on page 164 of the financial statements.

Goodwill and Intangible Assets

Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value and the fair value of each group of businesses to verify that the fair value of the group is greater than its carrying value. If the carrying value were to exceed the fair value of the group, a more detailed goodwill impairment assessment would have to be undertaken. In determining fair value, we employ internal valuation models, such as discounted cash flow models, consistent with those used when we acquire businesses. These models are dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in each of these assumptions would affect the determination of fair value for each of the business units in a different manner. Management must exercise judgment and make assumptions in determining fair value, and differences in judgments and assumptions could affect the determination of fair value and any resulting impairment write-down. At October 31, 2011, the estimated fair value of each of our groups of businesses was greater than its carrying value.

Intangible assets are amortized to income on either a straight-line or an accelerated basis over a period not exceeding 15 years, depending on the nature of the asset. There are no intangible assets with indefinite lives. We test intangible assets for impairment when circumstances indicate the carrying value may not be recoverable. No such impairment was identified for the years ended October 31, 2011, 2010 and 2009.

Additional information regarding the composition of goodwill and intangible assets is included in Note 13 on page 147 of the financial statements.

Insurance-Related Liabilities

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, future investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. The most significant impact on the valuation of a liability results from a change in the assumption for future investment yields. Future investment yields may be sensitive to variations in reinvestment interest rates and accordingly may affect the valuation of policy benefit liabilities. If the assumed yield were to increase by one percentage point, net income would increase by approximately $88 million. A reduction of one percentage point would lower net income by approximately $82 million.

Contingent Liabilities

BMO and its subsidiaries are involved in various legal actions in the ordinary course of business.

Contingent litigation loss provisions are recorded when it appears likely that BMO will incur a loss and the amount can be reasonably estimated. BMO’s management and internal and external experts are involved in assessing any such likelihood and estimating any amounts involved. The actual costs of resolving these claims may be substantially higher or lower than the amount of the provisions. Additional information regarding contingent liabilities can be found in Note 28 on page 170 of the financial statements.

72	BMO Financial Group 194th Annual Report 2011

Changes in Accounting Policies in 2011

There were no changes in accounting policies in 2011.

Future Changes in Accounting Policies – IFRS

Transition to International Financial Reporting Standards

Canadian public companies are required to prepare their financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal years beginning on or after January 1, 2011. For reporting periods commencing November 1, 2011, we will adopt IFRS as the basis for preparing our consolidated financial statements. We will report our financial results for the quarter ended January 31, 2012, prepared on an IFRS basis. We will also provide comparative data on an IFRS basis, including an opening balance sheet as at November 1, 2010 (transition date). Our preliminary opening balance sheet, as well as a summary of the expected impacts of the initial adoption of IFRS, is outlined below.

We have substantially completed our enterprise-wide project to transition to IFRS. We have completed the diagnostic review and assessment phase and the implementation and education phase of the project. We have also completed the development of controls and procedures necessary to restate our 2011 opening balance sheet and financial results on an IFRS basis and finalized our choices on the policy decisions available under IFRS. We have completed our preliminary restated opening balance sheet and we are in the process of completing the restatement of our 2011 financial results on an IFRS basis.

The main accounting changes that result from our adoption of IFRS are in the areas of pension and other employee future benefits, asset securitization, consolidation and accumulated other comprehensive loss on translation of foreign operations. The differences between BMO’s accounting policies and IFRS requirements associated with these areas, combined with our decisions on the optional exemptions from retroactive application of IFRS, will result in measurement and recognition differences on transition to IFRS. The net impact of these differences will be recorded in opening retained earnings, affecting shareholders’ equity, with the exception of the accumulated other comprehensive loss on translation of foreign operations, as this is already recorded in shareholders’ equity. These impacts will also extend to our capital ratios, with the exception of the change related to accumulated other comprehensive loss on translation of foreign operations, which will have no impact on our capital ratios.

The following information is provided to help readers of our financial statements to better understand the expected effects on our consolidated financial statements as a result of our adoption of IFRS. This information reflects our first-time adoption of transition elections under IFRS 1, the standard for first-time adoption, our accounting policy choices under IFRS and our preliminary restated opening balance sheet on an IFRS basis. The general principle under IFRS 1 is retroactive application, such that our opening balance sheet for the comparative year financial statements is to be restated as though BMO had always applied IFRS, with the net impact shown as an adjustment to opening retained earnings. However, IFRS 1 contains certain mandatory exceptions and permits certain optional exemptions from full retroactive application. In preparing our preliminary opening balance sheet in accordance with IFRS 1, we have applied certain of the optional exemptions and the mandatory exceptions from full retroactive application of IFRS as described below.

Exemptions from Full Retroactive Application Elected by BMO

BMO has elected to apply the following optional exemptions from full retroactive application:

•

Pension and other employee future benefits – We have elected to recognize all cumulative actuarial gains and losses, as at November 1, 2010, in opening retained earnings for all of our employee benefit plans.

•

Business combinations – We have elected not to apply IFRS 3, the standard for accounting for business combinations, retroactively in accounting for business combinations that took place prior to November 1, 2010.

•	Share-based payment transactions – We have elected not to go back and apply IFRS 2, the standard for accounting for share-based payments, in accounting for equity instruments granted on or before November 7, 2002, and equity instruments granted after November 7, 2002, that have vested by the transition date. We have also elected not to go back and apply IFRS 2 in accounting for liabilities arising from cash-settled share-based payment transactions that were settled prior to the transition date.

•

Cumulative translation differences – We have elected to reset the accumulated other comprehensive loss on translation of foreign operations to $nil at the transition date, with the adjustment recorded in opening retained earnings.

•

Derecognition of financial assets and financial liabilities – We have elected to apply to our securitized loans the derecognition provisions of IAS 39, Financial Instruments: Recognition and Measurement prospectively in accounting for securitization transactions occurring on or after January 1, 2004.

•

Designation of previously recognized financial instruments – We have elected to designate $3,477 million of Canada Mortgage Bonds as available-for-sale securities on the transition date. Available-for-sale securities are measured at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss). These bonds were previously designated as held for trading and were measured at fair value with changes in fair value recorded in trading revenues. These bonds provided an economic hedge associated with the sale of the mortgages through a third-party securitization program under Canadian GAAP. Under IFRS, this economic hedge is no longer required as these mortgages will remain on our balance sheet.

Mandatory Exceptions to Retroactive Application

BMO has applied the following mandatory exceptions to full retroactive application:

•	Hedge accounting – Only hedging relationships that satisfied the hedge accounting criteria of IFRS as of the transition date are recorded as hedges in our results under IFRS.
•	Estimates – Hindsight was not used to create or revise estimates, and accordingly, the estimates previously made by BMO under Canadian GAAP are consistent with their application under IFRS.

Accounting Policy Choices

BMO has selected the following accounting policies in the areas where IFRS provides alternative choices:

•

Pension and other employee future benefits – We have chosen to defer unrecognized market-related gains or losses on pension fund assets and the impact of changes in discount rates or of plan experience being different from management’s expectations on pension obligations (market-related amounts) on our balance sheet. We will amortize amounts in excess of 10% of our plan assets or benefit liability balances to pension expense over the expected remaining service period of active employees. This policy is consistent with our policy under current Canadian GAAP. The alternative choice available under IFRS was to record market-related amounts directly in equity.

•

Merchant banking investments – We have chosen to designate certain investments at fair value through profit or loss. Subsequent changes in fair value will be recorded in income as they occur. Investments not designated at fair value through profit or loss will be recorded as either available-for-sale securities, equity-accounted investments or loans, depending on the characteristics of each investment. Under Canadian GAAP, we record all our merchant banking investments at fair value, with changes in fair value recorded in income as they occur.

•

Joint venture investment – We have chosen to account for our joint venture investment using the proportionate consolidation method. This policy is consistent with our policy under current Canadian GAAP. The alternative choice available under IFRS was to account for joint venture investments using the equity method of accounting.

BMO Financial Group 194th Annual Report 2011	73

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Consolidated Balance Sheet under Canadian GAAP to Consolidated Balance Sheet under IFRS

The following is a reconciliation of our Consolidated Balance Sheet as reported in accordance with Canadian GAAP to the Preliminary Consolidated Balance Sheet we expect to report in accordance with IFRS as of November 1, 2010, the transition date. The net impact to shareholders’ equity as of October 31, 2011, as a result of the transition to IFRS, is not expected to be significantly different than the net impact to shareholders’ equity as of the transition date.

Consolidated Balance Sheet as at November 1, 2010

(Canadian $ in millions)	Canadian GAAP balances	Consolidation	Asset securitization	Pension and other future employee benefits	Non- controlling interests	Translation of net foreign operations	Reinsurance	Other	Total IFRS adjustments	IFRS balances
		(a)	(b)	(c)	(d)	(e)	(f)	(g)–(r)
Assets
Cash and cash equivalents	17,368	27	65	–	–	–	–	–	92	17,460
Interest bearing deposits with banks	3,186	–	–	–	–	–	–	–	–	3,186
Securities	123,399	6,638	(8,387)	–	–	–	–	(141)	(1,890)	121,509
Securities borrowed or purchased under resale agreements	28,102	–	–	–	–	–	–	–	–	28,102
Loans	178,521	(1,975)	30,595	–	–	–	–	90	28,710	207,231
Allowance for credit losses	(1,878)	56	(138)	–	–	–	–	(4)	(86)	(1,964)
Other assets	62,942	(628)	(34)	(1,496)	–	–	873	67	(1,218)	61,724
Total assets	411,640	4,118	22,101	(1,496)	–	–	873	12	25,608	437,248
Liabilities
Deposits	249,251	2,687	(987)	–	–	–	–	–	1,700	250,951
Other liabilities	135,933	201	23,276	(277)	(1,338)	–	873	(4)	22,731	158,664
Subordinated debt	3,776	889	–	–	–	–	–	–	889	4,665
Capital trust securities	800	445	–	–	–	–	–	(59)	386	1,186

Shareholders’ Equity
Share capital	9,498	–	–	–	–	–	–	–	–	9,498
Contributed surplus	92	–	–	–	–	–	–	(1)	(1)	91
Retained earnings	12,848	(104)	37	(1,219)	–	(1,135)	–	(147)	(2,568)	10,280
Accumulated other comprehensive income (loss)	(558)	–	(225)	–	–	1,135	–	60	970	412
Total shareholders’ equity	21,880	(104)	(188)	(1,219)	–	–	–	(88)	(1,599)	20,281
Non-controlling interest in subsidiaries	–	–	–	–	1,338	–	–	163	1,501	1,501
Total equity	21,880	(104)	(188)	(1,219)	1,338	–	–	75	(98)	21,782
Total liabilities and shareholders’ equity	411,640	4,118	22,101	(1,496)	–	–	873	12	25,608	437,248

The differences described in footnotes (a) through (f) below are considered significant for our opening balance sheet. The differences described in footnotes (g) through (r) are not considered individually significant.

(a)	Consolidation

The IFRS consolidation requirements primarily impact entities defined as variable interest entities (VIEs) under Canadian GAAP or special purpose entities (SPEs) under IFRS with which BMO has entered into arrangements in the normal course. Under Canadian GAAP, the conclusion as to whether an entity should be consolidated is determined by using three different models: voting rights, VIEs and qualifying special purpose entities (QSPEs). Under the voting rights model, ownership of the majority of the voting shares leads to consolidation, unless control does not rest with the majority owners. Under the VIE model, VIEs are consolidated if the investments we hold in these entities or the relationships we have with them result in our being exposed to the majority of their expected losses, being able to benefit from the majority of their expected returns, or both. Under the QSPE model, an entity that qualifies as a QSPE is not consolidated. Under IFRS, an entity is consolidated if it is controlled by the reporting company, as determined under the criteria contained in the IFRS consolidated and separate financial statements standard (IAS 27) and, where appropriate, SIC-12 (an interpretation of IAS 27). As with Canadian GAAP, ownership of the majority of the voting shares leads to consolidation, unless control does not rest with the majority owners. For an SPE, our analysis considers whether the activities of the SPE are conducted on our behalf, our exposure to the SPE’s risks and benefits, our decision-making powers over the SPE, and whether these considerations demonstrate that we, in substance, control the SPE and therefore must consolidate it. There is no concept of a QSPE under IFRS.

Under IFRS we are required to consolidate our Canadian credit protection vehicle, our U.K. structured investment vehicles (SIVs), our U.S. customer securitization vehicle, BMO Capital Trust II and BMO Subordinated Notes Trust. Under Canadian GAAP, we are not required to consolidate these VIEs. For five of our eight Canadian customer securitization vehicles, the requirements for consolidation were not met under IFRS, a result that is consistent with the accounting treatment for the vehicles under Canadian GAAP.

Information on all our VIEs, including total assets, our exposure to loss and our assessment of the consolidation requirement under Canadian GAAP, is included in Note 9 on page 136 of the financial statements. Information on BMO Capital Trust II and BMO Subordinated Notes Trust is included in Notes 17 and 18 on pages 150 and 151 of the financial statements.

(b)	Asset securitization

Securitization primarily involves the sale of loans originated by the bank to off-balance sheet entities or trusts (securitization programs). Under Canadian GAAP, we account for transfers of loans to our securitization programs and to third-party securitization programs as sales when control over the loans is given up and consideration other than notes issued by the securitization vehicle has been received. Under IFRS, financial assets are derecognized

74	BMO Financial Group 194th Annual Report 2011

only when substantially all risks and rewards have been transferred as determined under the derecognition criteria contained in the IFRS financial instruments standard (IAS 39). Control is only considered when substantially all risks and rewards have been neither transferred nor retained.

Under IFRS, credit card loans and mortgages sold through these securitization programs do not qualify for derecognition as we have determined that the transfer of these loans and mortgages has not resulted in the transfer of substantially all the risks and rewards. This has resulted in the associated assets and liabilities being recognized on our Consolidated Balance Sheet and the gains previously recognized in income under Canadian GAAP being reversed as a reduction to retained earnings as of the transition date. Under IFRS, the credit card loans and mortgages sold through our securitization vehicles and through the Canada Mortgage Bond program and to the National Housing Act Mortgage-Backed Securities program, will remain on our balance sheet. Under Canadian GAAP, the credit card loans and mortgages sold through these programs were removed from our balance sheet.

Under Canadian GAAP, mortgages converted into mortgage-backed securities that have not yet been sold to one of the securitization programs are recorded at fair value as available-for-sale securities, with all mark–to-market adjustments recorded in accumulated other comprehensive income (loss). Under IFRS, these mortgages are classified as loans and recorded at amortized cost; the associated mark-to-market adjustments recorded in accumulated other comprehensive income (loss) under Canadian GAAP are reversed on the November 1, 2011, transition date.

Additional information on our asset securitizations is included in Note 8 on page 133 of the financial statements.

(c)	Pension and other employee future benefits

Actuarial gains and losses consist of market-related gains and losses on pension fund assets and the impact of changes in discount rates and other assumptions or of plan experience being different from management’s expectations for pension obligations. Under Canadian GAAP, these amounts are deferred and only amounts in excess of 10% of our plan asset or benefit liability balances are recorded in pension expense over the expected remaining service period of active employees. Under IFRS, we elected to recognize all cumulative actuarial gains and losses as at November 1, 2010, in opening retained earnings for all of our employee benefit plans.

(d)	Non-controlling interests

Under Canadian GAAP, non-controlling interests in subsidiaries are reported as other liabilities. Under IFRS, non-controlling interests in subsidiaries are reported as equity. This difference will have no impact on our capital ratios or return on shareholders’ equity.

(e)	Translation of net foreign operations

We have elected to reset the accumulated other comprehensive loss on translation of net foreign operations to $nil at the transition date, with the adjustment recorded in opening retained earnings. This difference will have no impact on our capital ratios or return on shareholders’ equity.

(f)	Reinsurance

Under Canadian GAAP, reinsurance recoverables related to our life insurance business are offset against the related insurance liabilities. Under IFRS, reinsurance recoverables and insurance liabilities are presented on a gross basis on our balance sheet.

The differences described in footnotes (g) through (r) below are not considered individually significant for our opening balance sheet and have been quantified and presented in aggregate as Other in the table on the preceding page.

(g)	Loan impairment

Under Canadian GAAP, impaired loans are written off in full when there is no realistic possibility of recovery, or to recoverable value if collateral exists. Credit card loans are written off when principal or interest payments are 180 days past due. Consumer instalment loans, other personal loans and some small business loans are classified as impaired when principal and interest payments are 180 days past due and are normally written off when they are one year past due. Under IFRS, BMO will continue to write off loans on a basis consistent with the accounting under Canadian GAAP except that when estimated future recoveries on these written-off loans can reasonably be estimated on a portfolio basis, an asset equal to the present value of the future cash flows will be recognized under IFRS. This difference will not have a material impact on our opening retained earnings.

(h)	Sale-leaseback

Under Canadian GAAP, gains or losses from sale-leaseback transactions are deferred and amortized over the lease term regardless of the type of lease that we enter into. Under IFRS, if the new lease is an operating lease and the sale took place at fair value, the resulting gains or losses from the sale-leaseback transaction are recognized immediately in income. This difference will not have a material impact on opening retained earnings on transition.

(i)	Stock-based compensation

Under Canadian GAAP, for grants of stock options with graded vesting, such as an award that vests 25% per year over four years, an entity can elect to treat the grant as one single award or to treat each tranche (i.e. the 25% portion that vests each year) as a separate award with a different vesting period. BMO elected to treat these stock option grants as one single award under Canadian GAAP, and the fair value of the award was recognized on a straight-line basis over the vesting period. Under IFRS, each tranche must be treated as a separate award and the fair value of each tranche must be recognized over its respective vesting period. This difference will not have a material impact on our opening retained earnings.

(j)	Loan origination costs

Under Canadian GAAP, loan origination costs are deferred and amortized over the term of the resulting loan. Under IFRS, only loan origination costs that are directly attributable and incremental to the origination of a loan can be deferred and amortized over the term of the resulting loan. This difference will result in a $41 million decrease in opening retained earnings on transition.

(k)	Transaction costs

Under Canadian GAAP, it is BMO’s practice to expense transaction costs on deposit liabilities. Under IFRS, direct and incremental transaction costs on deposit liabilities are recorded as a reduction of their initial value and amortized over the term of the deposit liability. This difference will not have a material impact on our opening retained earnings.

(l)	Available-for-sale securities

Under Canadian GAAP, available-for-sale securities are recorded at amortized cost if their sale is restricted. Under IFRS, available-for-sale securities are recorded at fair value even if their sale is restricted. This difference will not have a material impact on our opening retained earnings.

(m)	Premises and equipment

Canadian GAAP does not require that significant components of premises and equipment be amortized separately. Under IFRS, significant components of premises and equipment are amortized separately. This difference will not have a material impact on opening retained earnings on transition.

(n)	Customer loyalty programs

Under Canadian GAAP, we record revenues and expenses related to our reward programs on a net basis. Under IFRS, we are required to record revenues and expenses related to certain of our reward programs on a gross basis. This difference will not have a material impact on our opening retained earnings.

BMO Financial Group 194th Annual Report 2011	75

MANAGEMENT’S DISCUSSION AND ANALYSIS

(o)	Business combinations

We elected not to apply IFRS 3 retroactively to business combinations that took place prior to the transition date. Consequently, business combinations concluded prior to November 1, 2010, have not been restated and the carrying amount of goodwill under IFRS as of November 1, 2010, is equal to the carrying amount under Canadian GAAP as of that date.

For the acquisition of M&I that occurred in fiscal 2011, our comparative year, we will make the following adjustments:

Measurement of purchase price

Under Canadian GAAP, the purchase price is based on an average of the market price of the shares over a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Under IFRS, the purchase price is based on the market price of the shares at the closing date of the transaction. As a result, goodwill and common shares will be increased by $142 million to reflect the remeasurement of the BMO common shares issued as consideration for the M&I acquisition.

Acquisition costs

Under Canadian GAAP, acquisition costs are capitalized and classified as goodwill. IFRS requires acquisition costs to be expensed. As a result, goodwill will be reduced by $82 million.

(p)	Merchant banking investments

Under Canadian GAAP, our merchant banking investments are accounted for at fair value, with changes in fair value recorded in income as they occur. Under IFRS, we will elect as of the transition date to designate certain of these investments at fair value through profit or loss. Subsequent changes in fair value will be recorded in income as they occur. Merchant banking investments that we have not designated at fair value through profit or loss will be accounted for as either available-for-sale securities, investments accounted for using the equity method of accounting, or loans, depending on the characteristics of each investment. This difference will result in a $33 million decrease in opening retained earnings on transition.

(q)	Compound financial instruments

Under Canadian GAAP, Capital Trust Securities Series B and C issued through BMO Capital Trust are classified as liabilities. Under IFRS, these Capital Trust Securities are classified as compound instruments comprising both a liability and equity component. The equity component is due to certain payment features in these instruments that do not create an unavoidable obligation to pay cash. This difference will not have a material impact on our opening retained earnings.

(r)	Translation of preferred shares issued by a foreign operation

Under Canadian GAAP, preferred shares held by non-controlling interests in a self-sustaining foreign operation are translated at the current rate. IFRS requires that equity instruments of foreign operations be translated at the historical rate. This difference will not have a material impact on opening retained earnings on transition.

Impact of the Adoption of IFRS on our Future Earnings

We do not expect that the adoption of IFRS will have a significant impact on our future earnings, with the possible exception of volatility associated with the consolidation of our structured investment vehicles. BMO has elected to value the assets and liabilities of our structured investment vehicles at fair value as permitted under IFRS, with changes in fair value recorded in income as they occur. Changes in the fair value of the assets of the structured investment vehicles will be offset in part by changes in the fair value of the subordinated capital notes payable to third parties. We will have exposure to accounting losses when the fair value of the assets in a reporting period declines more than the fair value of the capital notes and exposure to accounting gains when the fair value of the assets recovers more than that of the capital notes. The impact on quar-

terly net income when results are restated on an IFRS basis for 2011 will be within a range of approximately a $100 million loss to a $100 million gain. The risk of volatility in net income is expected to reduce as the assets held by the structured investment vehicles mature and the loan is repaid. During fiscal 2011, the loans outstanding declined from $5.1 billion to $2.9 billion and total assets declined from $5.2 billion to $2.9 billion. Based on their par value, we expect that 18% of the assets will mature (or be redeemed) in fiscal 2012, 17% in fiscal 2013, 11% in fiscal 2014, 20% in fiscal 2015 and 34% between fiscal 2016 and 2028. BMO believes that the first-loss protection provided by the subordinated capital notes continues to exceed future expected losses, and as a result, any gains or losses recognized in earnings should offset over time. Additional information on the SIVs is included in Note 9 on page 136 of the financial statements.

Future Replacement or Revision of Certain IFRS Standards

Financial Instruments

The IASB has released IFRS 9, a new standard for the classification and measurement of financial assets and financial liabilities. This is the first phase of a three-phase project to replace the current standard for accounting for financial instruments. The new standard specifies that financial assets are measured at either amortized cost or fair value on the basis of the reporting entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. The classification and measurement of financial liabilities remain generally unchanged; however, fair value changes attributable to changes in the credit risk for financial liabilities designated at fair value through profit or loss are to be recorded in other comprehensive income unless the treatment would create or enlarge an accounting mismatch in profit or loss. These amounts are not subsequently reclassified to income but may be transferred within equity. The remaining change in the fair value of the liability continues to be recorded in income. The other phases of this project, which are currently under development, address impairment and hedge accounting. The IASB has tentatively decided that the effective date of this new standard will be deferred for two years from the originally proposed effective date, which will make it effective for BMO on November 1, 2015. We are assessing the impact of this new standard on our future financial results in conjunction with the completion of the other phases of the IASB’s financial instruments project.

Employee Benefits

The IASB has revised the standard on employee benefits. Under the new standard, service costs and net interest income (expense), which is calculated by applying the discount rate to the net-benefit asset (liability), are recorded in income. As a result, a funding deficit will result in interest expense and a funding surplus will result in interest income, reflecting the financing effect of the amount owed to or from the plan. Under the prior standard, interest income could be earned on a plan with a funding deficit if the expected return on assets exceeded the interest cost on the benefit liability. Actuarial gains and losses, consisting of market-related gains or losses on pension fund assets and the impact of changes in discount rates or assumptions or of plan experience being different from management’s expectations for pension obligations will be recognized immediately in equity and may no longer be deferred and amortized. This new standard is effective for BMO on November 1, 2013. We are currently assessing the impact of this revised standard on our future financial results.

Fair Value Measurement

The IASB has issued a new standard for fair value measurement that is effective for BMO’s interim and annual financial statements beginning on November 1, 2013. The standard provides a common definition of fair value and establishes a framework for measuring fair value. We do not expect this new standard to have an impact on how we determine fair value.

76	BMO Financial Group 194th Annual Report 2011

Consolidated Financial Statements

The IASB has issued a new standard on consolidation that replaces IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities. This new standard provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. This new standard is effective for BMO on November 1, 2013. We are currently assessing the impact of this revised standard on our future financial results.

Investments in Associates and Joint Ventures

The IASB has amended IAS 28 to require that investments in joint ventures be accounted for using the equity method. This new standard is effective for BMO on November 1, 2013. This new standard will not have a significant impact on future financial results.

Caution

This Future Changes in Accounting Policies – IFRS section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and the Executive Vice-President and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as at October 31, 2011, by BMO Financial Group’s management under the supervision of the CEO and the CFO. Based on this evaluation, the CEO and the CFO have concluded that, as at October 31, 2011, our disclosure controls and procedures, as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act), are effective.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for BMO Financial Group.

BMO’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the

United States, as applicable, and that receipts and expenditures of BMO are being made only in accordance with authorizations by management and directors of BMO; and provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of BMO’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

BMO Financial Group’s management, under the supervision of the CEO and the CFO, has evaluated the effectiveness of our internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as at October 31, 2011.

BMO Financial Group’s auditors, KPMG LLP (Shareholders’ Auditors), an independent registered public accounting firm, has issued an audit report on our internal control over financial reporting. This audit report appears on page 113.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting in fiscal 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The transition to International Financial Reporting Standards (IFRS) and the ongoing preparation of financial statements in accordance with IFRS did not materially change the bank’s internal control over financial reporting.

Shareholders’ Auditors’ Services and Fees

Pre-Approval Policies and Procedures

As part of BMO Financial Group’s corporate governance practices, the Board of Directors oversees the strict application of BMO’s corporate policy limiting the services provided by the Shareholders’ Auditors that are not related to their role as auditors. All services provided by the Shareholders’ Auditors are pre-approved by the Audit Committee as they arise, or through an annual pre-approval of amounts for specific types of services. All services comply with our Auditor Independence Policy, as well as professional standards and securities regulations governing auditor independence.

Shareholders’ Auditors’ Fees

Aggregate fees paid to the Shareholders’ Auditors during the fiscal years ended October 31, 2011 and 2010 were as follows:

Fees ($ millions) (1)	2011	2010
Audit fees	13.8	12.4
Audit-related fees (2)	0.8	0.7
Tax fees	–	–
All other fees (3)	0.2	–
Total	14.8	13.1
(1)	The classification of fees is based on applicable Canadian securities laws and United States Securities and Exchange Commission definitions.
(2)	Audit-related fees for 2011 and 2010 relate to fees paid for accounting advice, specified procedures on our Proxy Circular and other specified procedures.
(3)	All other fees for 2011 and 2010 relate primarily to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. They also include costs of translation services.

BMO Financial Group 194th Annual Report 2011	77

MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise-Wide Risk Management

As a diversified financial services company active in banking, investment, insurance and wealth management services, we are exposed to a variety of risks that are inherent in carrying out our business activities. Having an integrated and disciplined approach to risk management is integral to our business. In order to achieve prudent and measured risk-taking, we are guided by an integrated risk management framework in our daily business activities and planning process. Enterprise Risk and Portfolio Management (ER&PM) develops our risk appetite, risk policies and limits, and provides independent review and oversight across the enterprise on risk-related issues.

“Effective risk management is seen as a defining characteristic of BMO, allowing us to continually deliver solid risk performance.”

Surjit Rajpal

Executive Vice-President and Chief Risk Officer

BMO Financial Group

Strengths and Value Drivers

•	Effective independent risk management practices and oversight.
•	Comprehensive risk management framework and approach, addressing all risks in the organization.
•	Strong risk culture and disciplined risk management approach.
•	Continued improvement in the quality and performance of our credit portfolios, which are in line with our peers.
•	Prudent risk management practices, including close monitoring of all problem portfolios to maximize recoveries.
•	Effective engagement with our lines of business that allows us to appropriately understand and properly manage risk.

Challenges

•	Volatile global economic conditions causing heightened uncertainty.
•	Continuing integration of acquired businesses and harmonization of risk management practices.
•	Increasing competitive pressures.
•	Changing and increasingly complex regulatory environment.

Our Functional Groups

Central Risk Group provides independent oversight and support in the establishment of enterprise-wide risk management policies, infrastructure and processes, as well as centralized management of operational risk groups across the enterprise.

Operating Group Risk Areas provide integrated risk oversight to our business groups in the management of risk in support of the execution of our business strategies.

Our Priorities

•	Enhance the risk management function and ensure consistent practice across the enterprise.
•	Continue to embed our strong risk culture throughout the enterprise, including our acquired businesses.
•	Work with the operating groups to support sound business initiatives and growth within our risk appetite.
•	Maximize the value of our impaired loans and effectively manage problem accounts.
•	Maintain effective relationships with our regulators.
•	Foster a high-performance culture that continually focuses on strengthening the capabilities of our risk management professionals.

Our Path to Differentiation

•	Promote excellence in risk management as a defining characteristic of BMO, both internally and externally.
•

Employ a three-lines-of-defence approach to risk management. This approach stipulates that operating groups own the risk in their operations as a first line of defence, that ER&PM and other Corporate Support areas provide independent oversight as a second line of defence, and that Corporate Audit provides a third line of defence.

•	Within our independent oversight framework and the limits of our risk appetite, contribute to the enterprise’s customer focus.
•	Encourage continuous learning by our risk professionals through designing and offering educational training programs in risk management.
•	Provide leadership in the management of enterprise risk and emerging risk-related industry concerns.

Key Performance Indicators	2011		2010		2009
	BMO	Peer avg. (1)	BMO	Peer avg.	BMO	Peer avg.
Specific PCL as a % of average net loans and acceptances	0.44	0.41	0.61	0.54	0.85	0.68
Adjusted specific PCL as a % of average net loans and acceptances	0.45	0.41	0.61	0.54	0.85	0.68
Total PCL as a % of average net loans and acceptances	0.46	0.40	0.61	0.52	0.88	0.82
Total PCL as a % of average net loans and acceptances, excluding purchased portfolios	0.44	0.40	0.61	0.52	0.88	0.82

(1)	Calculated based on available information and estimates used.

Adjusted results in this Enterprise-Wide Risk management section are non-GAAP and are discussed in the Non-GAAP Measures section on page 94.

Text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of the MD&A form an integral part of the 2011 annual consolidated financial statements. They present required GAAP disclosures as set out by the Canadian Institute of Chartered Accountants (CICA) in CICA Handbook section 3862, Financial Instruments – Disclosures, which permits cross-referencing between the notes to the financial statements and the MD&A. See Note 1 on page 119 and Note 6 on page 129 of the financial statements.

78	BMO Financial Group 194th Annual Report 2011

2011 Group Objectives and Achievements

Manage risk effectively throughout the economic cycle.

•	Delivered strong credit performance with year-over-year improvements in credit losses.
•	Quality of the credit portfolio remained stable against key measures and is comparable to peer group portfolios.
•	Managed market risk positions without significant volatility.
•	Reduced exposure to certain run-off portfolios.

Bring a continuous improvement mindset to risk management capabilities and maintain a strong risk culture across the enterprise.

•	Reinforced our risk management framework across the enterprise, including the three-lines-of-defence approach.
•	Enhanced our operational and model risk management capabilities and frameworks.
•	Advanced our talent management strategy by developing rotational programs to increase the transfer of professionals between risk management and business groups.

Maximize the value of our impaired loans and problem accounts.

•	Enhanced management resourcing and expanded roles to more effectively manage problem portfolios.
•	Leveraged the expertise of our special assets management group to address certain stressed real estate assets.

Increase the articulation of our risk appetite across our lines of business.

•	Continued to embed an understanding of our risk appetite across the enterprise and increase risk transparency.
•	Worked with our operating groups to apply our enterprise-wide risk appetite to detailed business group-specific levels and integrated this level of application into our strategic plan.
•	Developed a concise approach to our risk management principles that was communicated and rolled out across the enterprise.

Our Approach to Risk Management

•	Understand and manage
•	Protect our reputation
•	Diversify. Limit tail risk
•	Maintain strong capital and liquidity
•	Optimize risk return

Framework and Risks

As a diversified financial services company active in a number of businesses, we are exposed to a variety of risks that are inherent in carrying out our business activities. As such, having a disciplined and integrated approach to managing risk is integral to our operations. Our risk management framework is intended to provide appropriate and independent risk oversight across the enterprise and is essential to building competitive advantage and stability for our enterprise.

Our strong, disciplined approach to risk management has been effective in withstanding the volatility the global economy has continued to experience over the past year. As a result, we were able to deliver strong results, serve our customers well and maintain our solid reputation in the marketplace, despite economic challenges. Our prudent risk strategy and risk management infrastructure equipped us to manage the downturn effectively. We continue to build upon our robust risk management foundation and pursue continuous improvement, while actively benchmarking our capabilities against risk management best practices. We believe that the steps we have taken and the initiatives we continue to pursue position us appropriately to move forward and execute our strategy.

Our enterprise-wide risk management framework consists of our operating model and our risk governance structure, both of which are underpinned by our strong risk culture. Our robust framework provides for the management of each individual risk type: credit and counterparty, market, liquidity and funding, and operational. Other risk categories are also recognized within the framework, including insurance, legal and regulatory, business, model, strategic, reputation and environmental.

Our framework is predicated on the three-lines-of-defence approach to the management of risk, which is fundamental to our operating model. The operating groups are the first line of defence in our management of risk. They own the risk in their operations and are responsible for pursuing suitable business opportunities within our risk

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appetite. Each operating group must ensure that it is acting within its delegated risk-taking authority, as set out in our corporate risk policies and limits. Limits are set for the operating groups, each of which has effective processes and controls in place to enable it to operate within these limits.

The second line of defence is provided by ER&PM along with other Corporate Support areas. These groups provide independent oversight and establish corporate risk management policies, infrastructure, processes and practices that address all significant risks across the enterprise.

The third line of defence is our Corporate Audit Group, which monitors the efficiency and effectiveness of controls across various functions within our operations, including control, risk management and governance processes that support the enterprise.

Risk Governance

The foundation of our enterprise-wide risk management framework is a governance structure that includes a robust committee structure and a comprehensive set of corporate policies, which are approved by the Board of Directors or its committees, as well as supporting corporate standards and operating guidelines. This enterprise-wide risk management framework is governed through a hierarchy of committees and individual responsibilities as outlined in the following diagram.

All elements of our risk management framework are reviewed on a regular basis by the Risk Review Committee of the Board of Directors (RRC) to provide effective guidance for the governance of our risk-taking activities. In each of our operating groups, management monitors governance activities, controls, and management processes and procedures. Management also oversees their effective operation within our overall risk management framework. Individual governance committees establish and monitor further comprehensive risk management limits, consistent with and subordinate to the board-approved limits.

Limits and Authorities

Our risk limits are shaped by our guiding risk principles and risk appetite, and are reviewed and approved annually by the Board of Directors and/or board and management committees:

•	Credit and Counterparty Risk – limits on country, industry, portfolio/product segments, group and single-name exposures;
•	Market Risk – limits on Market Value Exposure and stress exposures;
•

Liquidity and Funding Risk – limits on minimum levels of liquid assets and maximum levels of asset pledging, as well as guidelines approved by senior management for liability diversification and credit and liquidity requirements; and

•	Insurance Risk – limits on policy exposure and reinsurance arrangements.

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Board of Directors is responsible for the stewardship of BMO and supervising the management of BMO’s business and affairs. The board, either directly or through its committees, is responsible for oversight in the following areas: strategic planning, defining risk appetite, identification and management of risk, capital management, promoting a culture of integrity, governance, internal controls, succession planning and evaluation of senior management, communication, public disclosure and corporate governance.

Risk Review Committee of the Board of Directors (RRC) assists the board in fulfilling its oversight responsibilities in relation to BMO’s identification and management of risk, adherence to risk management corporate policies and procedures, and compliance with risk-related regulatory requirements.

Audit Committee of the Board of Directors assists the board in fulfilling its oversight responsibilities for the integrity of the bank’s financial reporting, effectiveness of the bank’s internal controls and performance of its internal and external audit functions.

President and Chief Executive Officer (CEO) is directly accountable to the board for all of BMO’s risk-taking activities. The CEO is supported by the Risk Management Committee and its sub-committees, as well as Enterprise Risk and Portfolio Management.

Chief Risk Officer (CRO) reports directly to the CEO and is responsible for providing independent review and oversight of enterprise-wide risks and leadership on risk issues, developing and maintaining a risk management framework and fostering a strong risk culture throughout the organization.

Risk Management Committee (RMC) is BMO’s senior risk committee. RMC reviews and discusses significant risk issues and action plans that arise in executing the enterprise-wide strategy. RMC provides risk oversight and governance at the highest levels of management. This committee is chaired by the CRO.

RMC Sub-committees have oversight responsibility for the risk and balance sheet impacts of management strategies, governance, risk measurement and contingency planning. RMC and its sub-committees provide oversight over the processes whereby the risks incurred across the enterprise are identified, measured, monitored and reported in accordance with policy guidelines and are held within delegated limits.

Enterprise Risk and Portfolio Management (ER&PM) provides independent oversight of the credit and counterparty, operational and market risk functions. It promotes consistency of risk management practices and standards across the enterprise. ER&PM facilitates a disciplined approach to risk-taking through the execution of independent transactional concurrence and portfolio management, policy formulation, risk reporting, stress testing, modelling, vetting and risk education responsibilities. This approach seeks to meet corporate objectives and to ensure that risks taken are consistent with BMO’s risk tolerance.

Operating Groups are responsible for managing risk within their respective areas. They exercise business judgment and seek to ensure that policies, processes and internal controls are in place and that significant risk issues are appropriately escalated to ER&PM.

The Board of Directors, based on recommendations from the RRC and the RMC, delegates the setting of risk limits to the President and CEO. The CEO then delegates more specific authorities to the CRO, who in turn delegates them to the Operating Group CROs. These delegated authorities allow the officers to set risk tolerances, approve geographic and industry sector exposure limits within defined parameters, and establish underwriting and inventory limits for trading and investment banking activities.

These delegated authorities are reviewed and approved annually by the Board of Directors on the recommendation of the RRC. The criteria whereby these authorities may be further delegated throughout the organization, as well as the requirements relating to documentation, communication and monitoring of delegated authorities, are set out in corporate policies and standards.

Risk Culture

At BMO, we believe that risk management is the responsibility of every employee within the organization. Our strong risk culture shapes the way we view and manage risk and is evident in the actions and behaviours of our employees and groups as they identify, interpret, discuss and make choices in the face of both opportunity and risk. Our strong risk culture encourages an engagement between ER&PM and the business groups that contributes to and enhances risk transparency through open and timely communication and sharing of information. This promotes an understanding of the risks inherent in our businesses, facilitates alignment of business strategies within the limits of our risk appetite and leads to sound business decision-making. We encourage the escalation of concerns regarding potential or emerging risks to senior management so that they can be evaluated and appropriately addressed. Additionally, we support a two-way rotation system that allows employees to transfer between ER&PM and the business groups in order to effectively embed our strong risk culture across the organization.

To enhance our risk management capabilities and support the ongoing strengthening of our risk culture, we continue to add to our available learning opportunities and expand our delivery of risk training across the enterprise. Our educational programs are designed to foster a deep understanding of BMO’s capital and risk management frameworks across the enterprise, providing employees and management with the tools and awareness required to discharge their accountabilities for independent oversight regardless of their position in the organization. The principles that support our approach to risk management provide a consistent framework for our risk curriculum. This education strategy has been developed in partnership with our Institute for Learning, our risk management professionals, external risk experts and teaching professionals. Our credit training program, together with defined job descriptions, provides training and practice in sound risk management as a prerequisite to the granting of appropriate discretionary limits to qualified professionals.

Risk Principles

Risk-taking and risk management activities across the enterprise are guided by the following principles:

•	ER&PM provides independent oversight of risk-taking activities across the organization;
•	management of risk is a responsibility at all levels of the organization, employing the three-lines-of-defence approach;
•	ER&PM monitors our risk management framework to ensure that our risk profile is maintained within our established risk appetite and supported with adequate capital;

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•	all material risks to which the enterprise is exposed are identified, measured, managed, monitored and reported;
•	decision-making is based on a clear understanding of risk, accompanied by robust metrics and analysis;
•	business activities are developed, approved and conducted within established risk limits and should generate a level of return appropriate to their risk profile;
•	Economic Capital is used to measure and aggregate risk across all risk types and business activities to facilitate the incorporation of risk into the measurement of business returns; and
•

compensation programs are designed and implemented to incorporate incentives that balance short-, medium- and long-term profit generation with the achievement of sustainable, non-volatile earnings growth, in line with our risk appetite.

Risk Appetite

Our risk appetite identifies the amount and type of risk that we are willing to accept, given our guiding principles and our capital capacity. On an annual basis, senior management recommends our Risk Appetite Statement for approval by the RMC and the RRC. Our Risk Appetite Statement is defined in both quantitative and qualitative terms and, among other things, requires:

•	making decisions that are guided by principles of honesty, integrity and respect, as well as high ethical standards;
•	taking risks that are transparent, understood, measured, monitored and managed;
•	maintaining strong capital and liquidity and funding positions;
•	subjecting new products and initiatives to a rigorous review and approval process to ensure their inherent risks are understood and can be effectively managed;
•	providing adequate resources to ensure BMO’s risks are appropriately identified and understood;
•	targeting a credit rating for the bank of AA– or better;
•	minimizing exposure to low-probability tail event risks that could jeopardize the bank’s credit ratings, capital position or reputation;
•	maintaining a diversified and above-average quality lending portfolio;
•	Value at Risk (VaR) that is not outsized;
•	business practices and policies that safeguard and protect our reputation at all times; and
•	protecting the assets of BMO and BMO’s clients by maintaining a system of effective operational risk controls.

Risk Review and Approval

Risk review and approval processes are established based on the nature, size and complexity of the risks involved. Generally, the process is a formal review and approval of various categories by either an individual or committee, independent of the originator. Delegated authorities and approvals by category are outlined below.

Portfolio transactions – Transactions are approved through risk assessment processes for all types of transactions, including dual signatory authorities for credit risk and transactional and position limits for market risk.

Structured transactions – New structured products and transactions with significant reputation, legal, accounting, regulatory or tax risk are reviewed by the Reputation Risk Management Committee or the Trading Products Risk Committee, as appropriate.

Investment initiatives – Documentation of risk assessments is formalized through our investment spending approval process, which is reviewed and approved by Corporate Support areas.

New products and services – Policies and procedures for the approval of new or modified products and services offered to our customers are reviewed and approved by Corporate Support areas, as well as other senior management committees including the Operational Risk Committee and Reputation Risk Management Committee, as appropriate.

Risk Reporting

Enterprise-level risk transparency and associated reporting are critical components of our framework and operating culture that help senior management, committees and the Board of Directors to effectively exercise their business management, risk management and oversight responsibilities. Internal reporting includes Enterprise Risk Chapters, which synthesize the key risks and associated metrics that the organization currently faces. The Enterprise Risk Chapters highlight our most significant risks, as well as top and emerging risks, to provide senior management and the Board of Directors with timely, actionable and forward-looking risk reporting on the significant risks our organization faces. This reporting includes material to facilitate assessments of these risks relative to our risk appetite and the relevant limits established within our framework, as well as information on emerging risks.

On a regular basis, reporting on risk is also provided to stakeholders, including regulators, external rating agencies and our shareholders, as well as to others in the investment community.

Risk-Based Capital Assessment

Two measures of risk-based capital are used by BMO. These are Economic Capital and Regulatory Capital. Both are aggregate measures of the risk that we undertake in pursuit of our financial targets. Our operating model provides for the direct management of each type of risk as well as the management of risks on an integrated basis. Economic Capital is our integrated internal measure of the risk underlying our business activities. It represents management’s estimate of the magnitude of economic losses that could occur if adverse situations arise, and allows returns to be adjusted for risks. Economic Capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – where measures are based on a time horizon of one year.

An enterprise-wide framework of scenario selection, analysis and stress testing assists in determining the relative magnitude of risks taken and the distribution of those risks across the enterprise’s operations under different conditions. Stress testing and scenario analysis measure the impact on our operations and capital of stressed but plausible operational, economic, credit and market events. Scenarios are designed in collaboration with our economists, risk management, finance and lines of business, based on historical or hypothetical events, a combination thereof, or significant economic developments. Economic variables derived from these scenarios are then applied to all significant and relevant risk-taking portfolios across the enterprise. As stipulated by the Basel II Accord, BMO also conducts stress testing of regulatory credit capital across all material portfolios using the Advanced Internal Ratings Based (AIRB) Approach calculation methodology.

We also conduct ongoing stress testing and scenario analysis designed to test BMO’s credit exposures to a specific industry, to several industries or to specific products that are highly correlated. These tests gauge the effect of various scenarios on default probabilities and loss rates in the portfolio under review. The results provide senior management with insight into the sensitivity of our exposures to the underlying risk characteristics of specific industries.

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Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. This is the most significant measurable risk that BMO faces.

Credit and counterparty risk exists in every lending activity that BMO enters into, as well as in the sale of treasury and other capital markets products, the holding of investment securities and securitization activities. BMO’s robust and effective credit risk management begins with our experienced and skilled professional lending and credit risk officers, who operate in a dual control structure to authorize lending transactions. These individuals are subject to a rigorous lender qualification process and operate in a disciplined environment with clear delegation of decision-making authority, including individually delegated lending limits. Credit decision-making is conducted at the management level appropriate to the size and risk of each transaction in accordance with comprehensive corporate policies, standards and procedures governing the conduct of credit risk activities.

Credit risk is assessed and measured using risk-based parameters:

Exposure at Default (EAD) represents an estimate of the outstanding amount of a credit exposure at the time a default may occur. For off-balance sheet amounts and undrawn amounts, EAD includes an estimate of any further amounts that may be drawn at the time of default.

Loss Given Default (LGD) is the amount that may not be recovered in the event of a default, presented as a proportion of the exposure at default. LGD takes into consideration the amount and quality of any collateral held.

Probability of Default (PD) represents the likelihood that a credit obligation (loan) will not be repaid and will go into default. A PD is assigned to each account, based on the type of facility, the product type and customer characteristics. The credit history of the counterparty/portfolio and the nature of the exposure are taken into account in the determination of a PD.

Expected Loss (EL) is a measure representing the loss that is expected to occur in the normal course of business in a given period of time. EL is calculated as a function of Exposure at Default, Loss Given Default and Probability of Default.

Unexpected Loss (UL) is a measure of the amount by which actual losses may exceed expected loss in the normal course of business in a given period of time.

Under Basel II, there are three approaches available for the measurement of credit risk: Standardized, Foundation Internal Ratings Based and Advanced Internal Ratings Based (AIRB). We apply the AIRB Approach for calculations of credit risk in our portfolios, including portfolios of our subsidiary BMO Bankcorp, Inc. (now part of BMO Financial Corp.), for which we adopted the AIRB Approach as planned in 2011. The Standardized Approach is currently being used in the acquired M&I business, and plans are underway to adopt the AIRB Approach.

Risk Rating Systems

BMO’s risk rating systems are designed to assess and measure the risk of any exposure. The rating systems differ for the consumer and small business portfolios and the commercial and corporate portfolios.

Consumer and Small Business

The consumer and small business portfolios are made up of a diversified group of individual customer accounts and include residential mortgages, personal loans, and credit card and small business loans. These loans are managed in pools of homogeneous risk exposures. For these pools, credit risk models and decision support systems are developed using established statistical techniques and expert systems for underwriting and monitoring purposes. Adjudication models, behavioural scorecards, decision trees and expert knowledge are combined to produce optimal credit decisions in a centralized and automated environment. The characteristics of both the borrower and the credit obligation, along with past portfolio experience, are used to predict the credit performance of new accounts. These metrics are used to define the overall credit risk profile of the portfolio, predict future performance of existing accounts for ongoing credit risk management and determine both Economic Capital and Basel II regulatory capital. Every exposure is assigned risk parameters (PD, LGD and EAD) based on the performance of the pool, and these assignments are reviewed and updated monthly for changes. The PD risk profile of the AIRB Retail portfolio at October 31, 2011, was as follows:

PD risk profile	PD range	% of Retail EAD
Exceptionally low	≤ 0.05%	39.8
Very low	> 0.05% to 0.20%	22.6
Low	> 0.20% to 0.75%	20.3
Medium	> 0.75% to 7.0%	15.2
High	> 7.0% to 99.9%	1.5
Default	100%	0.6

Commercial and Corporate Lending

Within the commercial and corporate portfolios, we utilize an enterprise-wide risk rating framework that is applied to all of our sovereign, bank, corporate and commercial counterparties. This framework is consistent with the principles of Basel II, under which minimum regulatory capital requirements for credit risk are determined. One key element of this framework is the assignment of appropriate borrower risk ratings to help quantify potential credit risk. BMO’s risk rating framework establishes counterparty risk ratings using methodologies and rating criteria based on the specific risk characteristics of each counterparty. The resulting rating is then mapped to a probability of default over a one-year time horizon. As counterparties migrate between risk ratings, the probability of default associated with the counterparty changes.

We review our loans and acceptances on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded. Future losses are estimated based on the expected proportion of the exposure that will be at risk if a counterparty default occurs, through an analysis of transaction-specific factors such as the nature and term of the credit obligation, collateral held and the seniority of our claim. For large corporate transactions, we also utilize unexpected loss models to assess the extent and correlation of risks before authorizing new exposures.

Material in blue-tinted font above is an integral part of the 2011 annual consolidated financial statements (see page 78).

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As evidenced in the table below, our internal risk rating system corresponds in a logical manner to those of the external rating agencies.

Borrower Risk Rating Scale

BMO rating	Description of risk	Moody’s Investors Service implied equivalent	Standard & Poor’s implied equivalent
Investment grade
I-1 to I-3	Undoubted to minimal	Aaa to Aa3	AAA to AA-
I-4 to I-5	Modest	A1 to Baa1	A+ to BBB+
I-6 to I-7	Average	Baa2 to Baa3	BBB to BBB-
Non-investment grade
S-1 to S-2	Acceptable	Ba1 to Ba2	BB+ to BB
S-3 to S-4	Marginal	Ba3 to B1	BB- to B+
Watchlist
P-1	Uncertain	B2	B
P-2 to P-3	Watchlist	B3 to Ca	B- to CC
Default and impaired
D-1 to D-2	Default/default and impaired	C	D

Policies and Standards

BMO’s credit risk management framework is built on governing principles defined in a series of corporate policies and standards, which flow through to more specific guidelines and procedures. These are reviewed on a regular basis to keep them current and consistent with BMO’s risk appetite. The structure, limits, collateral requirements, ongoing management, monitoring and reporting of our credit exposures are all governed by these credit risk management principles.

Credit Risk Governance

The RRC has oversight for the management of all risks faced by the enterprise, including credit risk. Operating practices include the ongoing monitoring of credit risk exposures and regular portfolio and sector reporting to the board and to senior management committees. Performing accounts are reviewed on a regular basis, with most commercial and corporate accounts reviewed at least annually. The credit review process provides an appropriate structure, including covenant monitoring for each account. The frequency of review is increased in accordance with the likelihood and size of potential credit losses, with deteriorating higher-risk situations referred to specialized account management groups for closer attention, when appropriate. Corporate Audit Group reviews and tests management processes and controls and samples credit transactions for adherence to credit terms and conditions, as well as to governing policies, standards and procedures. In addition, we carry out regular portfolio sector reviews, including stress testing and scenario analysis based on current, emerging or prospective risks.

Portfolio Management

BMO’s credit risk governance policies provide for an acceptable level of diversification. Limits are in place for several portfolio dimensions, including industry, country, product and single-name concentrations, as well as transaction-specific limits. At year end, our credit assets consisted of a well-diversified portfolio comprised of millions of clients, the majority of them consumers and small to medium-sized businesses.

BMO employs a number of measures to mitigate and manage credit risk. These measures include, but are not limited to, strong underwriting standards, qualified professional risk managers, a robust monitoring and review process, the redistribution of exposures, and the purchase or sale of insurance through guarantees or credit default swaps.

Total enterprise-wide outstanding credit exposures were $447 billion at October 31, 2011, comprised of $281 billion in Canada, $137 billion in the United States and $29 billion in other jurisdictions. Credit portfolio quality is discussed on page 41. Note 4 on page 126 of the financial statements and Tables 11 to 19 on pages 106 to 109 provide details of BMO’s loan portfolios, impaired loans and provisions and allowances for credit losses. Our exposure to Europe by select European Countries is summarized in the Select Financial Instruments section on page 69.

Collateral Management

Collateral is used for credit risk mitigation purposes and minimizes losses that would otherwise be incurred. Depending on the type of borrower, the assets available and the structure and term of the credit obligations, collateral can take various forms. Investment grade liquid securities are regularly pledged in support of treasury counterparty facilities. For corporate and commercial borrowers, collateral can take the form of pledges of the assets of a business, such as accounts receivable, inventory, machinery and real estate, or personal assets pledged in support of guarantees. On an ongoing basis, collateral is subject to regular valuation as prescribed in the relevant governing policies and standards, which incorporate set formulas for certain asset types in the context of current economic and market circumstances.

Allowance for Credit Losses

Across all loan portfolios, BMO employs a disciplined approach to provisioning and loan loss evaluation, with the prompt identification of problem loans being a key risk management objective. BMO maintains both specific and general allowances for credit losses. Specific allowances reduce the aggregate carrying value of credit assets for which there is evidence of deterioration in credit quality. We also maintain a general allowance in order to cover any impairment in the existing portfolio that cannot yet be associated with specific loans. Our approach to establishing and maintaining the general allowance is based on the guideline issued by our regulator, OSFI. The general allowance is reviewed on a quarterly basis and a number of factors are considered when determining the appropriate level of the general allowance. This includes a general allowance model that applies historical expected and unexpected loss rates, based on probabilities of default and loss given default parameters, to current balances. For business loans, these historical loss rates are associated with the underlying risk rating of the borrower, which is assigned at the time of loan origination, monitored on an ongoing basis and adjusted to reflect changes in underlying credit risk. These loss rates are further refined with regard to industry sector and credit product. For consumer loans, loss rates are based on historical loss experience for the different portfolios. Model results are then considered, along with the level of the existing allowance and management’s judgment regarding portfolio quality, business mix, and economic and credit market conditions, to determine the appropriate adjustment to the allowance.

Material in blue-tinted font above is an integral part of the 2011 annual consolidated financial statements (see page 78).

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Market Risk

Market risk is the potential for adverse changes in the value of BMO’s assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default.

BMO incurs market risk in its trading and underwriting activities and structural banking activities.

As part of our enterprise-wide risk management framework, we apply extensive governance and management processes to our market risk-taking activities. These include:

•	oversight by senior governance committees, including the Balance Sheet Management Committee, RMC and RRC;
•	an Economic Capital process that incorporates market risk measures (market value exposures, stress testing);
•	independent valuation of trading positions and measurement of market risk;
•	a comprehensive set of policies and corporate standards;
•	monitoring an extensive range of risk metrics as appropriate for the respective trading portfolios, including VaR, stress and scenario tests, risk sensitivities and operational metrics;
•	a well-developed set of limits with appropriate monitoring, reporting and escalation of limit breaches; and
•	a model risk management framework that enhances the integrity of modelled risks.

Primary measures for structural market risk include Earnings Volatility (EV) and Market Value Exposure (MVE). These positions are summarized in the table on page 88. The primary measure for market risk in trading and underwriting activities is MVE.

BMO’s Market Risk group provides independent oversight of trading and underwriting portfolios with the goal of ensuring:

•	market risk of trading and underwriting activities is measured and modelled in compliance with corporate policies and standards;
•	risk profiles of our trading and underwriting activities are maintained within our risk appetite, and are monitored and reported to traders, management, senior executives and board committees;
•

proactive identification and reporting to management, senior executives and board committees of specific exposures or other factors that expose BMO to unusual, unexpected, inappropriate or otherwise not fully identified or quantified risks associated with market or traded credit exposures; and

•

all individuals authorized to execute trading and underwriting activities on behalf of BMO are appropriately informed of BMO’s risk-taking governance, authority structure and procedures and processes, and are given access to and guidance on the relevant corporate policies and standards.

Our Market Risk group also provides oversight of structural market risk, which is managed by BMO’s Corporate Treasury group and described on page 87 and 88.

Earnings Volatility (EV) is a measure of the adverse impact of potential changes in market parameters on the projected 12-month after-tax net income of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period.

Market Value Exposure (MVE) is a measure of the adverse impact of potential changes in market parameters on the market value of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period. The holding period considers current market conditions and composition of the portfolios to determine how long it would take to neutralize the market risk without adversely affecting market prices. For trading and underwriting activities, MVE is comprised of Value at Risk and Issuer Risk.

Value at Risk (VaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, and equity and commodity prices and their implied volatilities. This measure calculates the maximum likely loss from portfolios, measured at a 99% confidence level over a specified holding period.

Issuer Risk arises in BMO’s trading and underwriting portfolios, and measures the adverse impact of credit spread, credit migration and default risks on the market value of fixed-income instruments and similar securities. Issuer risk is measured at a 99% confidence level over a specified holding period.

Trading and Underwriting Market Risk

To capture the multi-dimensional aspects of market risk effectively, a number of metrics are used, including VaR, stress testing, option sensitivities, position concentrations, market and notional values and revenue losses.

VaR and stress testing are estimates of portfolio risk, but have limitations. Among the limitations of VaR is the assumption that all positions can be liquidated within the assigned one-day holding period (ten-day holding period for regulatory calculations), which may not be the case in illiquid market conditions, and that historical data can be used as a proxy to predict future market events. Scenario analysis and probabilistic stress testing are performed daily to determine the impact of unusual and/or unexpected market changes on our portfolios. As well, historical and event stresses are tested on a weekly basis, including tests of scenarios such as the stock market crash of 1987 and the collapse of Lehman Brothers in 2008. Ad hoc analyses are run to examine our sensitivity to high-impact, low-probability hypothetical scenarios. Scenarios are amended, added or deleted to better reflect changes in underlying market conditions. The results are reported to the lines of business, RMC and RRC on a regular basis. Stress testing is limited by the number of scenarios that can be run, and by the fact that not all downside scenarios can be predicted and effectively modelled. Neither VaR nor stress testing is viewed as a predictor of the maximum amount of losses that could occur in any one day, because both measures are computed at prescribed confidence levels and their results could be exceeded in highly volatile market conditions. On a daily basis, exposures are aggregated by lines of business and risk type

Material in blue-tinted font above is an integral part of the 2011 annual consolidated financial statements (see page 78).

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and monitored against delegated limit levels, and the results are reported to the appropriate stakeholders. BMO has a robust governance process in place to ensure adherence to delegated market risk limits. Amounts exceeding established limits are communicated to senior management on a timely basis for resolution and appropriate action.

Within the Market Risk group, the Valuation Products Control group checks whether the valuations of all trading and underwriting portfolios within BMO are materially accurate by:

•	developing and maintaining valuation adjustment policies and procedures in accordance with regulatory requirements and GAAP;
•	establishing official rate sources for valuation of mark-to-market portfolios; and
•	providing an independent review of trading books where trader prices are used for valuation of mark-to-market portfolios.

The Valuation Control processes include all over-the-counter and exchange-traded instruments that are booked within Capital Markets Trading Products portfolios. These include both trading and available-for-sale (AFS) securities. The Valuation Products Control group also performs an independent valuation of certain portfolios outside of Capital Markets Trading Products.

Trader valuations are reviewed to determine whether they align with an independent assessment of the market value of the portfolio. If the valuation differences exceed the prescribed tolerance threshold, a valuation adjustment is recorded in accordance with accounting policy and regulatory requirements. Prior to the final month-end general ledger close, meetings are held between staff from the lines of business, Market Risk, Capital Markets Finance and the Chief Accountant’s Group to review all valuation adjustments that are established by the Market Risk group.

The Valuation Steering Committee is BMO’s senior management valuation committee. It meets at least quarterly to address the more challenging valuation issues in BMO’s portfolios and acts as a key forum for discussing positions categorized as Level 3 and their inherent uncertainty.

At a minimum, the following are considered when determining appropriate valuation adjustments: credit valuation adjustments, closeout costs, uncertainty, administrative costs, liquidity and model risk. Also, a fair value hierarchy is used to categorize the inputs used in the valuation of securities, liabilities, derivative assets and derivative liabilities. Level 1 inputs consist of quoted market prices, Level 2 inputs consist of internal models that use observable market information and Level 3 inputs consist of internal models without observable market information. Details of Level 1, Level 2 and Level 3 fair value measurements can be found in Note 29 on page 171 of the financial statements.

Our models are used to determine market risk Economic Capital for each of our lines of business and to determine regulatory capital. For capital calculation purposes, longer holding periods and/or higher confidence levels are used than are employed in day-to-day risk management. Prior to use, models are subject to review under the Model Risk Corporate Standard by our Model Risk and Vetting group. The Model Risk Corporate Standard outlines minimum requirements for the identification, assessment, monitoring and management of models and model risk throughout the enterprise and is described on page 92.

We measure the market risk for trading and underwriting portfolios that meet regulatory criteria for trading book capital treatment using the Internal Models Approach. We also apply this approach in measuring the market risk for money market portfolios that are subject to AFS accounting rules under GAAP and are accorded banking book regulatory capital treatment. For trading and underwriting portfolios covered by the Internal Models Approach, VaR is computed using BMO’s Trading Book Value at Risk model. This is a Monte Carlo scenario simulation model, and its results are used for market risk management and

Total Trading and Underwriting MVE
Summary ($ millions)*

For the year ended October 31, 2011 (pre-tax Canadian equivalent)	Year-end	Average	High	Low
Commodity VaR	(0.3)	(0.2)	(0.6)	(0.1)
Equity VaR	(5.4)	(4.7)	(7.6)	(3.4)
Foreign exchange VaR	(0.9)	(2.8)	(6.6)	(0.1)
Interest rate VaR (mark-to-market)	(6.3)	(10.0)	(16.0)	(5.8)
Diversification	4.2	6.6	nm	nm
Trading market VaR	(8.7)	(11.1)	(17.1)	(7.8)
Trading and underwriting issuer risk	(3.6)	(4.3)	(8.8)	(2.8)
Total trading and underwriting MVE	(12.3)	(15.4)	(22.6)	(11.1)
Interest rate VaR (AFS)	(11.3)	(13.3)	(19.9)	(6.7)

For the year ended October 31, 2010 (1) (pre-tax Canadian equivalent)	Year-end	Average	High	Low
Commodity VaR	(0.1)	(0.4)	(1.4)	(0.1)
Equity VaR	(7.5)	(6.5)	(15.8)	(3.1)
Foreign exchange VaR	(0.6)	(4.4)	(12.5)	(0.3)
Interest rate VaR (mark-to-market)	(7.5)	(10.4)	(22.5)	(5.7)
Diversification	4.8	8.6	nm	nm
Trading market VaR	(10.9)	(13.1)	(23.1)	(5.9)
Trading and underwriting issuer risk	(2.7)	(2.6)	(4.4)	(1.6)
Total trading and underwriting MVE	(13.6)	(15.7)	(24.9)	(8.6)
Interest rate VaR (AFS)	(7.4)	(5.6)	(8.8)	(2.8)

* One-day measure using a 99% confidence level.

nm – not meaningful

(1)	For comparative purposes, fiscal 2010 results are shown consistent with the management delegated limit structure for fiscal 2011.

reporting of exposures. The model computes one-day VaR results using a 99% confidence level and reflects the correlations between the different classes of market risk factors.

We use a variety of methods to verify the integrity of our risk models, including the application of backtesting against hypothetical losses. This process assumes there are no changes in the previous day’s closing positions and then isolates the effects of each day’s price movements against those closing positions. Models are validated by assessing how often the calculated hypothetical losses exceed the MVE measure over a defined period. Results of this testing confirm the reliability of our models. The correlations and volatility data that underpin our models are updated monthly, so that MVE measures reflect current levels of volatility.

Market risk exposures arising from trading and underwriting activities are summarized in the table above. The total trading and underwriting MVE yearly decrease was primarily due to more moderate interest rate risk along with reduced equity exposure. The Interest Rate VaR (AFS) increase over the year was mainly due to a change in risk methodology. This change, as previously disclosed, was made to the calculation of MVE for AFS positions to better align the risk methodology to that used for the mark-to-market positions within the trading book. Beginning in fiscal 2012, stressed VaR exposures as per the Basel II Market Risk Amendment requirements will be introduced within our reporting framework.

Material in blue-tinted font above is an integral part of the 2011 annual consolidated financial statements (see page 78).

86	BMO Financial Group 194th Annual Report 2011

(1) April 15 – Primarily reflects credit valuation adjustments, daily net revenue ($20.7 million).

(2) April 29 – Primarily reflects normal trading activity and valuation adjustments, daily net revenue $38.9 million.

(3) July 29 – Primarily reflects normal trading activity and valuation adjustments, daily net revenue $42.3 million.

(4) Oct 26 – Primarily reflects normal trading activity and credit valuation adjustments, daily net revenue $56.9 million.

(5) Oct 31 – Primarily reflects normal trading activity and credit valuation adjustments, daily net revenue $56.2 million.

Trading revenues in the graphs include amounts from all trading and underwriting activities, whether accounted for as trading securities or AFS securities, as well as certain fees and commissions directly related to those activities.

Structural Market Risk

Structural market risk is comprised of interest rate risk arising from our banking activities (loans and deposits) and foreign exchange risk arising from our foreign currency operations. Structural market risk is managed in support of high-quality earnings and maximization of sustainable product spreads. The RRC approves the market risk policy limits governing structural market risk and regularly reviews structural market risk positions. The Balance Sheet Management Committee and the RMC provide senior management oversight. BMO’s Corporate Treasury group is responsible for the ongoing management of structural market risk across the enterprise, with independent oversight provided by the Market Risk group.

Structural interest rate risk arises primarily from interest rate mismatches and product embedded options. Interest rate mismatch risk results from differences in the scheduled maturity, repricing dates or reference rates of assets, liabilities and derivatives. Product embedded option risk results from product features that allow customers to alter scheduled maturity or repricing dates. Product embedded options include loan prepayment and deposit redemption privileges and committed rates on unadvanced mortgages. The net interest rate mismatch, representing residual assets funded by common shareholders’ equity, is managed to a target duration, while product embedded options are managed to low risk levels. The net interest rate mismatch risk is primarily managed with interest rate swaps and securities. Product embedded option risk exposures are primarily managed through a dynamic hedging process.

Material in blue-tinted font above is an integral part of the 2011 annual consolidated financial statements (see page 78).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Structural foreign exchange risk arises primarily from translation risk related to the net investment in our U.S. operations and from transaction risk associated with our U.S.-dollar-denominated net income.

Translation risk represents the impact changes in foreign exchange rates can have on the bank’s reported shareholders’ equity and capital ratios. When the Canadian dollar appreciates relative to the U.S. dollar, unrealized translation losses on our net investment in foreign operations, net of related hedging activities, are reported in other comprehensive income in shareholders’ equity. In addition, the Canadian dollar equivalent of U.S.-dollar-denominated RWA decreases. The reverse is true when the Canadian dollar depreciates relative to the U.S. dollar. Consequently, we hedge our net investment in foreign operations to ensure translation risk does not materially impact our capital ratios.

Transaction risk is managed by assessing at the start of each quarter whether to enter into foreign exchange forward contract hedges that are expected to partially offset the pre-tax effects of Canadian/U.S. dollar exchange rate fluctuations in the quarter on the expected U.S. dollar net income for the quarter. The Canadian dollar equivalent of BMO’s U.S.-dollar-denominated results is affected, favourably or unfavourably, by movements in the Canadian/U.S. dollar exchange rate. Rate movements affect future results measured in Canadian dollars and the impact on results is a function of the periods in which revenues, expenses and provisions for credit losses arise. If future results are consistent with the range of results for the past three years, each one cent increase (decrease) in the Canadian/U.S. dollar exchange rate, expressed in terms of how many Canadian dollars one U.S. dollar buys, would be expected to increase (decrease) the Canadian dollar equivalents of U.S.-dollar-denominated net income before income taxes for the year by between $6 million and $12 million. The acquisition of M&I increased U.S.-dollar-denominated earnings in the fourth quarter. If future results are consistent with results in the fourth quarter of 2011, each one cent increase (decrease) in the Canadian/U.S. dollar exchange rate would be expected to increase (decrease) net income before income taxes for the year by $17 million.

Structural MVE and EV measures both reflect holding periods of between one month and three months and incorporate the impact of correlation between market variables. Structural MVE and EV are summarized in the following table. Structural MVE increased from the prior year primarily due to growth in common shareholders’ equity, higher fixed-rate security balances and the inclusion of the assets from the acquired M&I business in the third quarter of 2011. Structural EV continues to be managed to low levels.

Structural Balance Sheet Market Value Exposure and Earnings Volatility ($ millions)*

As at October 31 (Canadian equivalent)	2011	2010
Market Value Exposure (pre-tax)	(685.9)	(564.1)
12-month Earnings Volatility (after-tax)	(95.0)	(63.8)

*Measured at a 99% confidence interval.

In addition to MVE and EV, we use simulations, sensitivity analysis, stress testing and gap analysis to measure and manage interest rate risk. The interest rate gap position is disclosed in Note 19 on page 152 of the financial statements.

Structural interest rate sensitivity to an immediate parallel increase or decrease of 100 and 200 basis points in the yield curve is disclosed in the table below. This sensitivity analysis is performed and disclosed by many financial institutions and facilitates comparison with our peer group. Economic value sensitivity increased from the prior year primarily due to growth in common shareholders’ equity, higher fixed-rate security balances and the inclusion of the assets from the acquired M&I business in the third quarter of 2011. Earnings sensitivities continue to be managed to low levels. The asset-liability profile at the end of the year results in a structural earnings benefit from interest rate increases and structural earnings exposure to interest rate decreases.

Structural Balance Sheet Interest Rate
Sensitivity(1) ($ millions)*

Canadian equivalent	As at October 31, 2011		As at October 31, 2010
	Economic value sensitivity pre-tax	12-month earnings sensitivity after tax	Economic value sensitivity pre-tax	12-month earnings sensitivity after tax
100 basis point increase	(614.3)	24.8	(380.5)	20.9
100 basis point decrease	441.8	(102.5)	322.3	(70.3)
200 basis point increase	(1,295.7)	69.3	(815.1)	33.4
200 basis point decrease	829.4	(63.3)	738.2	(12.8)

*Exposures are in brackets and benefits are represented by positive amounts.

(1)

Interest rate sensitivities associated with BMO’s insurance business are not reflected in the table above. For our insurance business, a 100 basis point increase in interest rates results in an increase in earnings after tax of $88 million and an increase in economic value before tax of $436 million ($77 million and $295 million, respectively, at October 31, 2010). A 100 basis point decrease in interest rates results in a decrease in earnings after tax of $82 million and a decrease in economic value before tax of $494 million ($71 million and $304 million, respectively, at October 31, 2010). The change in interest rate sensitivities from the prior year reflects the growth in the insurance business and lower interest rates.

Models used to measure structural market risk project changes in interest and foreign exchange rates and predict how customers would likely react to the changes. For customer loans and deposits with scheduled maturity and repricing dates (such as mortgages and term deposits), our models measure how customers are likely to use embedded options to alter those scheduled terms. For customer loans and deposits without scheduled maturity and repricing dates (such as credit card loans and chequing accounts), our models assume a maturity profile that considers historical and forecasted trends in balances. These models have been developed using statistical analysis and are validated through regular model vetting, backtesting processes and ongoing dialogue with the lines of business. Models used to predict customer behaviour are also used in support of product pricing and performance measurement.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.

Managing liquidity and funding risk is essential to maintaining the safety and soundness of the organization, depositor confidence and stability in earnings. It is BMO’s policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, even in times of stress.

BMO’s Liquidity and Funding Risk Management Framework is defined and managed under applicable corporate policies and standards.

Material in blue-tinted font above is an integral part of the 2011 annual consolidated financial statements (see page 78).

88	BMO Financial Group 194th Annual Report 2011

These policies and standards outline key management principles, liquidity and funding management metrics and related limits and guidelines, as well as roles and responsibilities for the management of liquidity and funding risk across the enterprise. An enterprise-wide contingency plan that can be used to facilitate effective management through a disruption is also in place.

The RRC oversees liquidity and funding risk and annually approves applicable policies, limits and the contingency plan and regularly reviews liquidity and funding positions. The RMC and Balance Sheet

Management Committee provide senior management oversight and also review and discuss significant liquidity and funding policies, issues and action items that arise in the execution of our strategy. The Corporate Treasury group recommends the framework, limits and guidelines, monitors compliance with policy requirements and assesses the impact of market events on liquidity requirements on an ongoing basis.

BMO subsidiaries include regulated and foreign entities, and therefore movements of funds between companies in the corporate group are subject to liquidity, funding and capital adequacy considerations of the subsidiaries, as well as tax and regulatory considerations. As such, liquidity and funding positions are managed on both a consolidated and key legal entity basis. Liquidity and funding risk management policies and limits are in place for key legal entities and positions are regularly reviewed at the legal entity level to ensure compliance with applicable requirements.

During fiscal 2011, global financial markets continued to experience challenges and uncertainty. There was continued economic weakness in several developed countries and sovereign debt concerns for some countries in Europe. Midway through the year, there was also potential risk that the U.S. government would not raise the U.S. debt ceiling, possibly leading to default and a negative impact on the economy. BMO’s liquidity and funding management framework and business mix were effective in ensuring that we maintained a strong liquidity position throughout the year, and continue to help ensure that we maintain a strong position.

Four of the measures we use to evaluate liquidity and funding risk are the customer deposits and capital-to-loans ratio, the level of core deposits, the net liquidity position and the liquidity ratio.

Our large and stable base of customer deposits, along with our strong capital base, is a source of strength. It supports the achievement of a strong liquidity position and reduces our reliance on wholesale funding. The ratio of customer deposits and capital to loans equalled 112.1% at the end of the year, up from 104.1% in the prior year.

Customer deposits include core deposits and larger fixed-rate customer deposits. Core deposits are comprised of customer operating and savings account deposits and smaller fixed-date deposits (less than or equal to $100,000). Canadian dollar core deposits totalled $105.6 billion at the end of the year, up from $98.6 billion in 2010, and U.S. dollar and other currency core deposits totalled US$72 billion at the end of the year, up from US$33.5 billion in 2010. The increase in our U.S. dollar and other currency core deposits reflects the M&I acquisition and investor preference for bank deposits. Larger fixed-date customer deposits totalled $17.0 billion at the end of the year, compared with $20.1 billion in 2010. Total deposits, which include both customer deposits and wholesale deposits, increased $53.7 billion during 2011 to $302.9 billion at the end of the year. The increase in total deposits primarily reflects the M&I acquisition, an increase in core deposits from organic business growth that was used to fund loan and security growth, and an increase in wholesale deposits to fund securities growth in our trading businesses.

Our funding philosophy requires that wholesale funding used to support loans and less liquid assets is longer term (typically maturing in two to ten years) to better match the terms to maturity of these assets. Wholesale funding for liquid trading assets is generally shorter term (maturing in less than one year). Supplemental liquidity pools are funded with a mix of wholesale term funding to prudently balance the benefits of holding supplemental assets against funding costs.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO has the ability to raise long-term funding through various platforms, including a European Note Issuance Program, Canadian and U.S. Medium-Term Note Programs, a Global Covered Bond Program, Canadian and U.S. mortgage securitizations, Canadian credit card securitizations, and Canadian and U.S. senior (unsecured) deposits. During 2011, BMO issued $18.9 billion of wholesale term funding in Canada and internationally. Total wholesale term funding outstanding was $67.4 billion at October 31, 2011, which included the $55.4 billion summarized in the table below and $12.0 billion of capital issuances. The mix and maturities of BMO’s wholesale term funding are outlined in the tables below. Additional information on deposit maturities can be found in Table 20 on page 110.

Long-term Wholesale Funding Sources ($ millions)

As at October 31	2011	2010	2009	2008	2007
Unsecured long-term wholesale funding	20,510	14,198	21,756	35,274	21,628
Secured long-term wholesale funding	9,228	5,883	4,162	4,396	–
Mortgage and credit card securitization issuances	25,630	26,906	28,047	25,077	12,992
	55,368	46,897	53,965	64,747	34,620

Unsecured Long-term Wholesale Funding Maturities ($ millions)

As at October 31, 2011	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
Unsecured long-term wholesale funding	2,780	6,777	1,831	2,130	4,300	2,693	20,510
Secured long-term wholesale funding	–	1,379	1,993	1,993	1,495	2,367	9,228
Mortgage and credit card securitization issuances	5,481	7,568	3,925	2,450	3,310	2,897	25,630
	8,261	15,724	7,749	6,573	9,105	7,957	55,368

The Net Liquidity Position represents the amount by which liquid assets exceed potential funding needs under a severe combined idiosyncratic and systemic stress scenario. Potential funding needs may arise from obligations to repay retail, commercial and wholesale deposits that are withdrawn or not renewed, fund drawdowns on available credit and liquidity lines, purchase collateral for pledging and fund asset growth and strategic investments. These needs are assessed under both severely stressed marketwide and enterprise-specific scenarios and a combination thereof. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. Liquid assets are held both in our trading businesses and in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes.

The liquidity ratio is a measure reported by some banks. It provides a view of liquidity in the balance sheet and equals the sum of cash resources and securities as a percentage of total assets. BMO’s liquidity ratio was 32.5% at October 31, 2011, down from 35.0% in 2010, reflecting a higher level of loans due to the M&I acquisition. The ratio reflects a strong liquidity position. Cash and securities

Material in blue-tinted font above is an integral part of the 2011 annual consolidated financial statements (see page 78).

BMO Financial Group 194th Annual Report 2011	89

MANAGEMENT’S DISCUSSION AND ANALYSIS

totalled $154.9 billion at the end of the year, compared with $144.0 billion in 2010.

In the ordinary course of business, a portion of cash, securities and securities borrowed or purchased under resale agreements is pledged as collateral to support trading activities and participation in clearing and payment systems, in Canada and abroad. As part of the Liquidity and Funding Risk Management Framework, a Pledging of Assets corporate policy is in place that sets out the framework and pledging limits for financial and non-financial assets. Pledged assets are considered encumbered for liquidity purposes.

At October 31, 2011, $40.1 billion of cash and securities and $18.2 billion of securities borrowed or purchased under resale agreements had been pledged, compared with $46.0 billion and $19.6 billion, respectively, in 2010. These changes were driven by trading activities. Additional information on cash and securities can be found in Table 5 on page 101 and in Notes 2 and 3 on page 122 of the financial statements.

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. BMO’s ratings are indicative of high-grade, high-quality issues. Should our credit ratings materially decrease, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could have additional consequences, including those set out in Note 10 on page 138 of the financial statements.

Credit Ratings

As at October 31, 2011
Rating agency	Short-term debt	Senior long- term debt	Outlook
Moody’s	P-1	Aa2	Stable
S&P	A-1	A+	Stable
Fitch	F1+	AA-	Stable
DBRS	R-1 (high)	AA	Stable

The adoption of IFRS in 2012 will result in certain loans that are currently reported off-balance sheet under Canadian GAAP being reported on-balance sheet, leading to lower but still strong customer deposits and capital-to-loans ratio and liquidity ratio in 2012.

In December 2010, the BCBS published its international framework for liquidity measurement, standards and monitoring. The framework contains two new liquidity measures, the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), and five monitoring tools (contractual maturity mismatch, concentration of funding, available unencumbered assets, LCR by significant currency and market-related monitoring). The LCR is the ratio of the stock of high-quality liquid assets to stressed net cash outflows over a 30-day time period. The NSFR is the ratio of the available amount of stable funding (one-year or greater) to the required amount of stable funding. The LCR and NSFR measures are not yet finalized. An observation period for the LCR and NSFR is scheduled to commence on January 1, 2012 and final standards will be introduced on January 1, 2015 for the LCR and January 1, 2018 for the NSFR. The framework and conceptual approach BMO and the financial services industry typically use to manage liquidity and funding risk are consistent with the new regulatory approach; however, the regulatory factors used to determine the amount of liquid assets required to be held by banks are more conservative in the new approach.

Operational Risk

Operational risk is the potential for loss resulting from inadequate or failed internal processes or systems, human interactions or external events, but excludes business risk.

BMO is exposed to potential losses arising from a variety of operational risks, including process failure, theft and fraud, regulatory non-compliance, business disruption, information security breaches and exposure related to outsourcing, as well as damage to physical assets. Operational risk is inherent in all our business activities, including the processes and controls used to manage credit risk, market risk and all other risks we face. While operational risk can never be fully eliminated, it can be managed to reduce exposure to financial loss, reputational harm or regulatory sanctions.

The three-lines-of-defence operating model establishes appropriate accountability for operational risk management. The operating groups are responsible for the day-to-day management of operational risk in a manner consistent with our enterprise-wide principles. Independent risk management oversight is provided by Operating Group CROs, Group Operational Risk Officers, Corporate Support areas and Enterprise Operational Risk Management. Operating Group CROs and Operational Risk Officers independently assess group operational risk profiles, identifying material exposures and potential weaknesses in controls, and recommending appropriate mitigation strategies and actions. Corporate Support areas develop the tools and processes to independently manage specialized operational risks across the organization. Enterprise Operational Risk Management establishes the Operational Risk Management Framework and strategy as well as the necessary governance framework.

Operational Risk Management Framework (ORMF)

The ORMF defines the processes we use to identify, measure, manage, mitigate, monitor and report key operational risk exposures. A primary objective of the ORMF is to ensure that our operational risk profile is consistent with our risk appetite and supported by adequate capital. The key programs, methodologies and processes developed to support the framework are highlighted below. Enhancements to the ORMF are ongoing, giving due consideration to emerging industry and regulatory guidance as detailed in the Basel II Capital Accord.

Governance

Operational risk management is governed by a robust committee structure supported by a comprehensive set of policies, standards and operating guidelines. Operational Risk Committee (ORC), a sub-committee of the RMC, is the main decision-making committee for all operational risk management matters and has oversight responsibility for operational risk strategy, management and governance. ORC

90	BMO Financial Group 194th Annual Report 2011

provides advice and guidance to the lines of business on operational risk assessments, measurement and mitigation, and related monitoring and change initiatives. ORC also oversees the development of policies, standards and operating guidelines that give effect to the governing principles of the ORMF. These governance documents incorporate industry best practices and are reviewed on a regular basis to ensure they are current and consistent with our risk appetite.

Risk and Control Assessment (RCA)

RCA is an established process used by our operating groups to identify the key risks associated with their businesses and the controls required for risk mitigation. The RCA process provides a forward-looking view of the impact of the business environment and internal controls on operating group risk profiles. On an aggregate basis, RCA results provide a consolidated view of operational risks relative to risk appetite.

Key Risk Indicators (KRIs)

Operating groups and Corporate Support areas identify KRIs related to their material risks. KRIs are used to monitor operational risk profiles and are linked to thresholds that trigger management action. KRIs provide an early indication of adverse changes in risk exposure.

Event Data Collection and Analysis

Internal loss data has been collected throughout the enterprise since 2004 and serves as an important means of measuring our operational risk exposure and identifying risk mitigation opportunities. Loss data is analyzed and benchmarked against external data and material trends are reported to senior management and the board on a regular basis. BMO is a member of the Operational Riskdata eXchange Association, an international association of banks that share loss data information anonymously to assist in risk identification, assessment and modelling.

Capital Quantification

BMO uses the Standardized Approach to determine Basel II regulatory capital requirements for operational risk. The Standardized Approach processes and capital measures have been implemented at both the consolidated enterprise and applicable legal entity levels. BMO has made significant progress in developing a risk-sensitive capital model that is compliant with the Basel II Advanced Measurement Approach (AMA) requirements. The implementation of the AMA is a priority for the enterprise and will enable the quantification of operational risk capital using internal models and loss-based methodologies.

Stress Testing and Scenario Analysis

Stress testing measures the potential impact of plausible operational, economic, market and credit events on our operations and capital. Scenario analysis provides management with a better understanding of low-frequency, high-severity events and provides a gauge of enterprise preparedness for events that could create risks that exceed our risk appetite. Scenario analysis is used in the validation of operational risk capital under the AMA.

Reporting

Regular reporting of our enterprise operational risk profile to senior management and the board is an important element of our ORMF. Operational risk reporting enhances risk transparency and the proactive management of material operational risk exposures.

Business Continuity Management

Effective business continuity management is integral to our goal of ensuring that critical operations continue to function in the event of a business disruption, thereby minimizing any adverse effects on our clients.

Corporate Insurance Program

BMO’s corporate insurance program provides a second level of mitigation of certain operational risk exposures. We purchase insurance in amounts that are expected to provide adequate protection against unexpected material loss and where insurance is required by law, regulation or contractual agreement.

Insurance Risk

Insurance risk is the risk of loss due to actual experience being different from that assumed when an insurance product was designed and priced. Insurance risk exists in all our insurance businesses, including annuities and life, accident and sickness, and creditor insurance, as well as our reinsurance business.

Insurance risk consists of:

•

Claims risk – The risk that the actual magnitude or frequency of claims will differ from the levels assumed in the pricing or underwriting process. Claims risk includes mortality risk, morbidity risk and natural catastrophe risk;

•

Policyholder behaviour risk – The risk that the behaviour of policyholders relating to premium payments, withdrawals or loans, policy lapses and surrenders and other voluntary terminations will differ from the behaviour assumed in the pricing calculations; and

•	Expense risk – The risk that actual expenses associated with acquiring and administering policies and claims processing will exceed the expected expenses assumed in pricing calculations.

Insurance risk approval authority is delegated by the bank’s Board of Directors to senior management. A robust product approval process is a cornerstone for identifying, assessing and mitigating risks associated with new insurance products or changes to existing products. This process, combined with guidelines and practices for underwriting and claims management, promotes the effective identification, measurement and management of insurance risk. Reinsurance, which involves transactions that transfer insurance risk to independent reinsurance companies, is also used to manage our exposure to insurance risk by diversifying risk and limiting claims.

Insurance risk is monitored on a regular basis. Actuarial liabilities are estimates of the amounts required to meet insurance obligations. Liabilities are established in accordance with the standards of practice of the Canadian Institute of Actuaries and the CICA. The liabilities are validated through extensive internal and external reviews and audits. Assumptions underlying actuarial liabilities are regularly updated to reflect emerging actual experience. The Appointed Actuaries of our insurance subsidiaries are appointed by the boards of directors and have statutory responsibility for providing opinions on the adequacy of provisions for the policyholder liabilities, the solvency of the insurance companies and fairness of treatment of participating policyholders. In addition, the work of each Appointed Actuary is subject to an external, independent review by a qualified actuary every three years, in accordance with OSFI Guideline E-15.

The Board of Directors establishes approval authorities and limits and delegates these to the management teams of the insurance subsidiaries. The boards of directors of our insurance subsidiaries are responsible for the stewardship of their respective insurance companies. Through oversight and monitoring, the boards are responsible for determining that the insurance subsidiaries are managed and function in accordance with established insurance strategies and policies. ER&PM is responsible for providing risk management direction and independent oversight to the insurance businesses. This group also has the approval authority for activities that exceed delegated authorities and limits of the boards of the insurance companies, or that expose BMO to significant risk.

Our insurance subsidiaries provide independent evaluation and reporting of insurance risk exposures to their boards of directors and at the enterprise level, including reporting to both Private Client Group management and the RRC. Reporting includes an assessment of all risks facing the insurance subsidiaries, including top-line and emerging risks.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Legal and Regulatory Risk

Legal and regulatory risk is the risk of not complying with laws, contractual agreements or other legal requirements, as well as regulatory requirements, regulatory changes or regulators’ expectations. Failure to properly manage legal and regulatory risk may result in litigation claims, financial losses, regulatory sanctions, an inability to execute our business strategies, and potential harm to our reputation.

Legal and regulatory risk is inherent in almost everything we do, and we are held to strict compliance standards by government, regulators and other authorities. The financial services industry is highly regulated, and continues to receive heightened attention as new rules are proposed and enacted as part of worldwide regulatory reform initiatives.

Legal, Corporate and Compliance Group (LCCG) maintains enterprise-wide risk management frameworks to identify, measure, manage, monitor and report on legal and regulatory risk. The frameworks reflect the three-lines-of-defence operating model described previously. The operating groups and Corporate Support areas are responsible for the day-to-day management of their legal and regulatory risk in accordance with enterprise-wide policies. LCCG provides advice and independent risk management oversight through legal and compliance teams with designated operating group and corporate area responsibility. LCCG also works closely with the operating groups and corporate areas to identify legal and regulatory requirements and potential risks, recommend mitigation strategies and actions, and oversee litigation involving BMO.

A Legislative Compliance Management (LCM) Framework has been established to identify, assess and properly manage legal and regulatory requirements, using a risk-based approach. Under the LCM, management in operating groups and Corporate Support areas maintains a system of compliance policies, procedures and controls. Separate monitoring activities are carried out under the direction of the Chief Compliance Officer (CCO), including the tracking of action plans to address identified gaps or deficiencies.

The General Counsel and the CCO report periodically on the effectiveness of legal and regulatory risk management to the Audit Committee of the board and to senior management.

BMO’s code of conduct, FirstPrinciples, outlines our commitment to high standards of ethics and integrity and is updated on an annual basis. One of the seven defining principles in the code is a commitment to follow both the letter and the spirit of the law. All directors and employees are required to complete annual training that tests their knowledge and understanding of their obligations under the code, and also covers topics such as anti-money laundering, privacy and anti-corruption practices.

Business Risk

Business risk arises from the specific business activities of a company and the effects these could have on its earnings.

Business risk encompasses the potential causes of earnings volatility that are distinct from credit, market or operational risk factors. It identifies factors related to the risk that volumes will decrease or margins will shrink without the ability to compensate for this decline by cutting costs.

BMO faces many risks that are similar to those faced by non-financial firms, principally that our profitability, and hence value,

may be eroded by changes in the business environment or by failures of strategy or execution. Sources of these risks include, but are not limited to, changing client expectations, adverse business developments and relatively ineffective responses to industry changes.

Within BMO, each operating group is responsible for controlling its respective business risk by assessing, managing and mitigating the risks arising from changes in business volume and cost structure, among other factors.

Model Risk

Model risk is the potential loss due to the risk of a model not performing or capturing risk as designed. It also arises from the possibility of the use of an inappropriate model or the inappropriate use of a model.

BMO uses models that range from the very simple to those that value complex transactions or involve sophisticated portfolio and capital management methodologies. These models are used to inform strategic decision-making and to assist in making daily lending, trading, underwriting, funding, investment and operational decisions. Models have also been developed to measure exposure to specific risks and to measure total risk on an integrated basis, using Economic Capital. We have strong controls over the development, implementation and application of these models.

BMO uses a variety of models, which can be grouped within six categories:

•	valuation models for the valuation of assets, liabilities or reserves;
•	risk exposure models for measuring credit risk, market risk, liquidity risk and operational risk, which also address expected loss and its applications;
•	capital and stress testing models for measuring capital, allocating capital and managing Regulatory Capital and Economic Capital;
•	fiduciary models for asset allocation, asset optimization and portfolio management;
•	major business strategy models to forecast the possible outcomes of new strategies in support of our business decision-making process; and
•	models driven by regulatory and other stakeholder requirements.

During the year, enhancements were made to our enterprise-wide Model Risk Management Framework and full implementation was achieved. Under the framework, model risk is managed on an end-to-end basis, with model owners engaging model users and both constituting a first line of defence.

The Model Risk Corporate Standard outlines minimum requirements for the development, identification, assessment, implementation, monitoring, management and reporting of models and model risk throughout the enterprise. Prior to use, all models require approval and an assessment of their model risk by the Model Risk and Vetting (MRV) group. All models are assigned a risk rating as part of the vetting process, which determines the frequency of ongoing review. In addition to regularly scheduled model validation and vetting, model risk monitoring and oversight activities are in place to confirm that models perform and are managed and used as expected, thereby increasing the likelihood of early detection of emerging issues.

The Model Risk Management Forum, a cross-functional group representing all key stakeholders (model users, model owners and the MRV group), meets regularly to provide input into the development, implementation and maintenance of the model risk management framework and the processes governing all models that are in use across the enterprise.

92	BMO Financial Group 194th Annual Report 2011

Strategic Risk

Strategic risk is the potential for loss due to fluctuations in the external business environment and/or failure to properly respond to these fluctuations due to inaction, ineffective strategies or poor implementation of strategies.

Strategic risk arises from external risks inherent in the business environment within which BMO operates, as well as the risk of potential loss if BMO is unable to address those external risks effectively. While external strategic risks – including economic, political, regulatory, technological, social and competitive risks – cannot be controlled, the likelihood and magnitude of their impact can be mitigated through an effective strategic risk management process.

BMO’s Office of Strategic Management (OSM) oversees our governance and management processes for identifying, monitoring and mitigating strategic risk across the enterprise. A rigorous strategic management process incorporates a consistent approach to the development of strategies and incorporates accurate and comprehensive financial information linked to financial commitments.

The OSM works with the lines of business and key corporate stakeholders during the strategy development process to promote consistency and adherence to strategic management standards. Included in this process is a review of the changing business environment within which each of our lines of business operates, including a review of broad industry trends and the actions of our competitors. Strategies are reviewed with the Management Committee and the Board of Directors annually in interactive sessions designed to challenge assumptions and strategies in the context of current and potential future business environments.

Performance objectives established through the strategic management process are regularly monitored and are reported upon quarterly, using both leading and lagging indicators of performance, so that strategies can be reviewed and adjusted when necessary. Regular strategic and financial updates are also monitored closely to identify any significant issues.

Reputation Risk

Reputation risk is the risk of a negative impact on BMO that results from a deterioration in stakeholders’ perception of BMO’s reputation. These potential impacts include revenue loss, litigation, regulatory sanction or additional oversight, declines in client loyalty and declines in BMO’s share price.

BMO’s reputation is one of its most valuable assets. By protecting and maintaining our reputation, we can increase shareholder value, reduce our cost of capital and improve employee engagement.

Fostering a business culture in which integrity and ethical conduct are core values is key to effectively protecting and maintaining BMO’s reputation.

We believe that active, ongoing and effective management of reputation risk is best achieved by considering reputation risk issues in the course of strategy development, strategic and operational implementation and transactional or initiative decision-making. Reputation risk is also managed through our corporate governance practices, code of conduct and risk management framework.

All employees are responsible for conducting themselves in accordance with FirstPrinciples, BMO’s code of conduct, thus building and maintaining BMO’s reputation. The Reputation Risk Management Committee considers significant potential reputation risks to the enterprise, including those that require a review of complex credit and structured-finance transactions.

Environmental Risk

Environmental risk is the risk of loss or damage to BMO’s reputation resulting from environmental concerns related to BMO or its customers. Environmental risk is often associated with credit, operational and reputation risk.

Environmental risk is addressed in our board-approved corporate sustainability policy. Environmental risk management activities are overseen by both the Corporate Sustainability and Environmental Sustainability groups, with support from our lines of business and other Corporate Support areas. Executive oversight of our environmental initiatives is provided by BMO’s Sustainability Council, comprised of executives representing the various areas of the organization. Senior management committees are provided with reports on our progress toward the objectives mandated by our environmental strategy, as appropriate. Our environmental policies and practices are outlined in detail in our annual Corporate Responsibility Report and Public Accountability Statement and on our Corporate Responsibility website.

Environmental risk covers a broad spectrum of issues, such as climate change, biodiversity and ecosystem health, pollution, waste and the unsustainable use of water and resources. We work with external stakeholders to understand the impact of our operations in the context of these issues, and we use this understanding to determine the consequences for our businesses.

In addition, specific line of business guidelines outline how environmental risks inherent in lending activities are managed. Environmental risks associated with lending transactions are managed within BMO’s credit and counterparty risk framework. Enhanced due diligence is applied to transactions with clients operating in environmentally sensitive industry sectors, and we adhere to the standards set out in the Equator Principles, a framework for evaluating environmental and social risk in project finance transactions based on the World Bank’s International Finance Corporation Performance Standards.

We have a robust Environmental Management System (EMS) in place to manage the environmental impact of our operations. Our goal is continual improvement in our environmental performance. As such, our EMS requires that we identify activities within our operations that have the potential to impact the environment, and establish objectives, targets and processes to mitigate or eliminate those impacts. It also requires that we monitor performance against stated objectives and take action to continually reduce the impact of our operational footprint on the environment.

We have achieved certification under the internationally recognized standard, ISO 14001 Environmental Management Systems, for our leased 19-floor office tower located at 55 Bloor Street West in Toronto and the Bank of Montreal Institute for Learning facility. We continue to apply our EMS across all our operations.

Caution

This Enterprise-Wide Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group 194th Annual Report 2011	93

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-GAAP Measures

Results and measures in this MD&A are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the adjacent table. Management assesses performance on both a reported and an adjusted basis and considers both bases to be useful in assessing underlying, ongoing business performance. Presenting results on both bases provides readers with an enhanced understanding of how management measures results. It also permits readers to assess the impact of the specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results. Details of adjustments are also set out in the Adjusting Items section on page 34.

Certain of the adjusting items relate to expenses that arise as a result of acquisitions, including the amortization of acquisition-related intangible assets, and are adjusted because the purchase decision may not consider the amortization of such assets to be a relevant expense. Certain other acquisition-related costs in respect of M&I have been designated as adjusting items due to the significance of the amounts and the fact that they can impact trend analysis, as some of these costs have been incurred with the intent to generate benefits in future periods.

Certain other items have also been designated as adjusting items due to their effects on trend analysis. They include charges related to the deterioration in the capital markets environment in 2009 (and prior years), changes in the general allowance and elevated severance costs in 2009.

Net economic profit (NEP) represents net income available to common shareholders before deduction for the after-tax impact of the amortization of acquisition-related intangible assets, less a charge for capital, and is considered an effective measure of added economic value. Adjusted NEP is computed in the same manner, using adjusted net income.

Pre-provision, pre-tax earnings is considered useful information as it provides a measure of performance that excludes the effects of credit losses and income taxes, which can at times mask performance because of their size and variability.

In fiscal 2011, adjusting items totalled a net charge of $15 million after tax, comprised of net income of $39 million in Corporate Services and net charges of $54 million after tax recorded in the other operating groups. Adjusting items were charged or allocated to Corporate Services with the exception of the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $9 million ($9 million after tax); P&C U.S. $49 million ($35 million after tax); and Private Client Group $12 million ($10 million after tax).

In fiscal 2010, there were no adjusting items other than a $36 million ($32 million after tax) charge for the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $6 million ($6 million after tax); P&C U.S. $23 million ($19 million after tax); Private Client Group $6 million ($6 million after tax); and BMO Capital Markets $1 million ($1 million after tax).

In fiscal 2009, adjusting items totalled a net charge of $509 million after tax. Adjusting items charged to Corporate Services totalled $178 million ($119 million after tax) and included severance costs of $118 million ($80 million after tax) and an increase in the general allowance for credit losses of $60 million ($39 million after tax). Charges in respect of deterioration in the capital markets environment of $521 million ($355 million after tax) were charged entirely to BMO Capital Markets. A $43 million ($35 million after tax) charge in respect of the amortization of acquisition-related intangible assets was charged to the operating groups as follows: P&C Canada $4 million ($4 million after tax); P&C U.S. $34 million ($28 million after tax); Private Client Group $4 million ($3 million after tax); and BMO Capital Markets $1 million ($nil after tax).

In the fourth quarter of 2011, adjusting items totalled a net amount of $47 million after tax, comprised of a net loss of $72 million in Corporate Services and net charges of $25 million after tax recorded in the other operating groups. Adjusting items were charged to Corporate Services with the exception of the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $3 million ($2 million after tax); P&C U.S. $25 million ($17 million after tax); and Private Client Group $6 million ($6 million after tax).

In the fourth quarter of 2010, there were no adjusting items other than an $11 million ($9 million after tax) charge for the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $2 million ($2 million after tax); P&C U.S. $6 million ($5 million after tax); Private Client Group $2 million ($2 million after tax) and BMO Capital Markets $1 million ($nil after tax).

94	BMO Financial Group 194th Annual Report 2011

GAAP and Related Non-GAAP Results and Measures used in the MD&A

(Canadian $ in millions, except as noted)	2011	2010	2009	Q4 2011	Q4 2010

Reported Results
Revenue	13,718	12,210	11,064	3,881	3,229
Non-interest expense	(8,605)	(7,590)	(7,381)	(2,425)	(2,023)
Pre-provision, pre-tax earnings	5,113	4,620	3,683	1,456	1,206
Provision for credit losses	(857)	(1,049)	(1,603)	(290)	(253)
Provision for income taxes	(917)	(687)	(217)	(250)	(196)
Non-controlling interest in subsidiaries	(73)	(74)	(76)	(19)	(18)
Net income	3,266	2,810	1,787	897	739

Reported Measures
EPS ($)	5.26	4.75	3.08	1.34	1.24
Net income growth (%)	16.2	57.2	(9.7)	21.3	14.2
EPS growth (%)	10.7	54.2	(18.1)	8.1	11.7
Revenue growth (%)	12.3	10.4	8.4	20.2	8.0
Non-interest expense growth (%)	13.4	2.8	7.1	20.0	13.7
Productivity ratio (%)	62.7	62.2	66.7	62.5	62.6
Operating leverage (%)	(1.1)	7.6	1.3	0.2	(5.7)
Return on equity (%)	15.3	14.9	9.9	14.3	15.1

Adjusting Items
Charges to net interest income
Hedge of foreign exchange risk on purchase of M&I	(20)	–	–	–	–
Recognition of a portion of the credit mark on the acquired M&I loan portfolio	271	–	–	271	–
Charges to non-interest revenue
Deterioration in capital markets environment	–	–	(521)	–	–

Charges to non-interest expense
Costs of M&I integration and restructuring	(131)	–	–	(53)	–
Amortization of acquisition-related intangible assets	(70)	(36)	(43)	(34)	(11)
Severance costs	–	–	(118)	–	–

Changes to provision for credit losses
Specific provisions for credit losses on the acquired M&I loan portfolio	(18)	–	–	(18)	–
Increase in the general allowance on the acquired M&I loan portfolio	(80)	–	–	(80)	–
Decrease (increase) in the general allowance	42	–	(60)	–	–

Income tax benefit (charge) related to the above	(9)	4	233	(39)	(2)

After-Tax Impact of Adjusting Items
Hedge of foreign exchange risk on purchase of M&I	(14)	–	–	–	–
Recognition of a portion of the credit mark on the acquired M&I loan portfolio	167	–	–	167	–
Deterioration in capital markets environment	–	–	(355)	–	–
Costs of M&I integration and restructuring	(84)	–	–	(35)	–
Amortization of acquisition-related intangible assets	(54)	(32)	(35)	(25)	(9)
Severance costs	–	–	(80)	–	–
Specific provisions for credit losses on the acquired M&I loan portfolio	(11)	–	–	(11)	–
Increase in the general allowance for credit losses on the acquired M&I loan portfolio	(49)	–	–	(49)	–
Decrease (increase) in the general allowance	30	–	(39)	–	–
Adjusting items in net income	(15)	(32)	(509)	47	(9)
EPS ($)	(0.03)	(0.06)	(0.21)	0.07	(0.02)

Adjusted Results (1)
Revenue	13,467	12,210	11,585	3,610	3,229
Non-interest expense	(8,404)	(7,554)	(7,220)	(2,338)	(2,012)
Pre-provision, pre-tax earnings	5,063	4,656	4,365	1,272	1,217
Provision for credit losses	(801)	(1,049)	(1,543)	(192)	(253)
Provision for income taxes	(908)	(691)	(450)	(211)	(198)
Non-controlling interest in subsidiaries	(73)	(74)	(76)	(19)	(18)
Adjusted net income	3,281	2,842	2,296	850	748

Adjusted Measures (1)
EPS ($)	5.29	4.81	4.02	1.27	1.26
Net income growth (%)	15.5	23.7	(5.8)	13.7	8.5
EPS growth (%)	10.0	19.7	(13.9)	0.8	6.8
Revenue growth (%)	10.3	5.4	9.4	11.8	6.3
Non-interest expense growth (%)	11.3	4.6	5.4	16.2	13.7
Productivity ratio (%)	62.4	61.9	62.3	64.8	62.3
Operating leverage (%)	(1.0)	0.8	5.6	(4.4)	(7.4)
Return on equity (%)	15.3	15.0	12.9	13.5	15.3

(1)	Adjusted results and measures are non-GAAP. The effects of all of the above adjusting items are recorded in Corporate Services, except the amortization of acquisition-related intangible assets, which applies to all groups, and the charges for the deterioration in the capital markets environment, which were included in BMO Capital Markets.

The table above outlines non-GAAP measures used by BMO together with their closest GAAP counterparts.

BMO Financial Group 194th Annual Report 2011	95

MANAGEMENT’S DISCUSSION AND ANALYSIS

2010 Financial Performance Review

The preceding discussions in the MD&A focused on our performance in 2011. This section summarizes our performance in fiscal 2010 relative to fiscal 2009. As noted on page 26, certain prior year data has been restated to conform to the presentation in 2011, including restatements arising from transfers between operating groups. Further information on restatements is provided on page 45.

Net income increased $1,023 million or 57% to $2,810 million in fiscal 2010 and earnings per share (EPS) increased $1.67 or 54% to $4.75. Adjusted net income increased $546 million or 24% to $2,842 million and adjusted EPS increased $0.79 or 20% to $4.81. Adjusting items are detailed on pages 34 and 95. Adjusted return on equity was 15.0%, up from 12.9% in 2009, primarily due to an increase of more than $1 billion in earnings available to common shareholders. Average common shareholders’ equity increased $1.1 billion from 2009 as we chose to increase equity to support investors’ and depositors’ confidence and provide greater functional and strategic flexibility.

Revenue increased $1,146 million or 10% in 2010 to $12,210 million. There was solid revenue growth in each of the operating groups except P&C U.S., where revenues were modestly higher on a U.S. dollar basis. Revenues in BMO Capital Markets in 2009 were elevated by favourable market conditions but were lowered by a charge of $521 million related to deterioration in the capital markets environment. There were no such charges in 2010. The weaker U.S. dollar lowered overall revenue growth by $365 million or 3.3 percentage points, while the net impact of acquired businesses increased revenue growth by $214 million or 1.9 percentage points. For the third consecutive year, there was solid growth in both BMO’s net interest income and non-interest revenue.

There was an improvement in the overall global economic environment during 2010, but conditions in some sectors remained challenging, particularly in the United States. BMO recorded $1,049 million of specific provisions for credit losses in 2010, with no change to the general allowance for credit losses. This compared to the $1,603 million provision recorded in 2009, which comprised specific provisions of $1,543 million and a $60 million increase in the general allowance.

Non-interest expense increased $209 million or 2.8% to $7,590 million. The net effect of businesses acquired in 2010 and 2009 increased expenses in 2010 relative to 2009 by $152 million (2.1%), excluding the impact of integration costs and the amortization of acquisition-related intangible assets. The weaker U.S. dollar reduced costs in 2010 by $213 million (2.9%). Higher performance-based compensation costs increased expenses by $117 million (1.6%), in line with improved revenues. Other employee compensation expense, which includes salaries and employee benefits, decreased $138 million or 4.5% from 2009, in part due to severance costs in 2009 and the weaker U.S. dollar in 2010. Adjusting for these items, other compensation expense increased. There were also increases in premises and equipment costs and other expenses, due largely to business acquisitions, higher initiative spending and the implementation of the harmonized sales tax in Ontario and British Columbia in July 2010. Employment levels increased in 2010 by 1,774 full-time equivalent employees or 4.9% to 37,947 full-time equivalent employees at October 31, 2010 due to acquisitions and continued investment in our businesses.

The provision for income taxes was $687 million in 2010, compared with $217 million in 2009. The effective tax rate in 2010 was 19.2%, compared with 10.5% in 2009. The higher effective tax rate in 2010 was mainly attributable to proportionately lower income from lower-tax-rate jurisdictions. There were also proportionately lower levels of recoveries of prior years’ income taxes and tax-exempt income.

Net income in P&C Canada rose $211 million or 15% from 2009 to $1,640 million. Revenue increased $543 million or 10% to $5,831 million. Results reflected volume growth in most products and improvements in net interest margin, as well as the impact of the inclusion of ten months of the results of the Diners Club business in

2010. There was strong revenue growth across personal banking, commercial banking and cards and payment services, with revenues in each growing by 9% or more. Non-interest expense increased $163 million or 5.8% to $2,985 million due to higher initiatives costs, the $45 million impact of the inclusion of the results of the Diners Club business and higher employee-related costs.

Net income in P&C U.S. decreased $105 million or 33% to $214 million in 2010. On a U.S. dollar basis, net income decreased $66 million or 24%. Revenue decreased $166 million to $1,429 million, but increased $6 million on a U.S. dollar basis. Non-interest expense decreased $39 million or 3.8% to $978 million, but increased $66 million or 7.6% on a U.S. dollar basis. Results were affected by acquisitions, integration costs, a valuation adjustment on our serviced mortgage portfolio and changes in the Visa litigation accrual. The acquisition of certain assets and liabilities of a Rockford, Illinois-based bank from the FDIC late in the second quarter of 2010 raised revenue and expenses. Loan spread improvement was more than offset by the effects of a reduction in commercial loan balances and deposit spread compression.

Net income in Private Client Group was $460 million, up $99 million or 27% from 2009. There was strong growth in net income in PCG, excluding insurance, and a modest decrease in insurance. Results in 2009 included a charge of $17 million ($11 million after tax) related to the decision to assist some of our U.S. clients by purchasing auction-rate securities from their accounts in the difficult capital markets environment, and a $23 million recovery of prior periods’ income taxes. Revenue of $2,245 million increased $233 million or 12%. The increase reflected revenue growth across all of our businesses due in part to increases in client assets under management and administration. Insurance revenues increased due in part to higher insurance premiums and the inclusion of a full year’s results of BMO Life Assurance, offset in part by the effects of unfavourable market movements on policyholder liabilities. Non-interest expense of $1,625 million increased $59 million or 3.7%, primarily due to higher revenue-based costs, in line with improved performance.

Net income in BMO Capital Markets decreased $54 million to $816 million. Results in 2009 were affected by charges of $521 million ($355 million after tax) related to deterioration in the capital markets environment. Revenue increased $193 million to $3,278 million in 2010. Revenue growth reflected the work we have undertaken in focusing on our core client base. Net interest income was lower due to reductions in returns from our interest-rate-sensitive businesses, which benefited from favourable market spreads in the prior year, and in corporate banking, primarily due to lower asset levels. Non-interest revenue increased as mergers and acquisitions and debt underwriting fees improved considerably, while equity underwriting fees decreased from elevated levels in the prior year. There were investment securities gains in 2010 compared to significant losses in the prior year. Trading revenues decreased in a less favourable trading environment. Provisions for credit losses were higher on an expected loss basis. Non-interest expense increased $81 million or 4.6% to $1,825 million due to increased employee costs, as we made strategic hires across our operations to position our business for future growth, and higher other expenses, including a litigation settlement.

Corporate Services net loss for the year was $320 million, compared with a net loss of $1,192 million in 2009. The improvement was attributable to an $821 million reduction in provisions for credit losses charged to Corporate Services under our expected loss provisioning methodology, and higher revenues. The improvement in revenues was primarily related to a decrease in the negative carry on certain asset-liability interest rate positions as a result of management actions and more stable market conditions, as well as the diminished impact in 2010 of funding activities undertaken in prior years that enhanced our strong liquidity position.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 94.

96	BMO Financial Group 194th Annual Report 2011

Review of Fourth Quarter Performance

Reported net income for the fourth quarter was $897 million, up 21% or $158 million from a year ago. Adjusted net income for the fourth quarter was $850 million, up 14% or $102 million from a year ago. Adjusted results for the quarter exclude: $107 million after-tax net benefit related to the acquired M&I loan portfolio; $53 million pre-tax ($35 million after tax) of integration costs; and $34 million pre-tax ($25 million after tax) of amortization of acquisition-related intangible assets. Summary income statements and data for the quarter and comparative quarters are outlined on page 99.

Amounts in the rest of this Review of Fourth Quarter Performance section are stated on an adjusted basis.

Net income growth reflected strong results in P&C U.S., benefiting from the inclusion of a full quarter of results of the acquired M&I business. Private Client Group net income growth was also good, reflecting higher net income in PCG excluding insurance. P&C Canada net income was modestly higher than a year ago, with the impact of volume growth offset in part by the effects of lower net interest margin in a low interest rate environment, and increased expenses due to higher initiative spending, as expected. BMO Capital Markets results were lower given a weaker market environment. Overall, we had strong revenue growth, higher provisions for credit losses and higher expenses related to the acquired M&I business.

Personal and Commercial Banking net income grew $128 million or 27%. P&C Canada net income increased $6 million or 1.6% to $427 million. Revenue increased $17 million or 1.1%, driven by volume growth across most products, partially offset by the impact of lower net interest margin due to lower deposit spreads in a low interest rate environment, competitive mortgage pricing and lower mortgage refinancing fees. Provisions for credit losses increased $6 million or 3.5% due to growth in the portfolio. Non-interest expense increased $22 million or 2.9% due to increased initiative spending and higher employee-related costs, partially offset by lower advertising costs.

P&C U.S. net income was US$171 million, up US$122 million, of which US$111 million was attributable to the acquired M&I business. Revenue of US$787 million increased US$424 million, of which US$419 million was attributable to the acquired business. The remaining US$5 million increase was due to the benefit of higher deposit balances and increased loan spreads, as a result of a favourable charge in the mix of loan balances, largely offset by deposit spread compression and lower fee revenue. Non-interest expense of US$451 million was US$193 million higher including the US$208 million impact of the acquired business. The remaining expenses were down US$15 million from a year ago, primarily due to lower integration expenses associated with the Rockford acquisition.

Private Client Group net income was $150 million, up $20 million or 16% from a year ago. The inclusion of a full quarter of earnings from the M&I wealth businesses added US$6 million to net income (US$10 million to adjusted net income), while the LGM acquisition resulted in a modest $3 million net loss. Revenue increased $106 million or 18% from the prior year. Private Client Group revenue, excluding insurance, increased as a result of higher client assets under management and administration. Revenue from the insurance business was down, primarily due to the adverse effect of unfavourable market movements.

BMO Capital Markets net income of $149 million decreased $66 million or 30% from a year ago. Reduced revenues and increased expenses more than offset the effect of a reduction in the provision for credit losses. Revenue decreased $131 million or 16% from the levels of a year ago, to $705 million, due to challenging market conditions. There was a significant reduction in trading revenue, primarily in interest rate trading revenues, which were down from the solid levels of a year ago. The trading environment was more challenging in the current quarter, with high levels of market volatility. The challenging market conditions also led to lower mergers and acquisitions fees and reduced lending fees. Non-interest expense increased $25 million, primarily due to higher employee costs, as we continued to invest in strategic hiring across the business.

Corporate Services net income for the quarter was a net loss of $49 million, an improvement of $20 million from a year ago. Revenues were $29 million lower, mainly due to higher residual funding costs and costs associated with supplemental liquidity, partially offset by a lower group teb. Expenses were unchanged and provisions for credit losses were $78 million lower.

BMO’s revenue increased $381 million or 12% from a year ago. M&I contributed $515 million or 14%. There were increases in each of our operating groups, except BMO Capital Markets, with particularly strong growth in P&C U.S. The weaker U.S. dollar lowered overall revenue growth by $38 million or 1.2 percentage points.

Net interest income increased $259 million or 16% from a year ago, with significant growth in P&C U.S. BMO’s overall net interest margin decreased by 10 basis points year over year as lower net interest margins in P&C Canada and BMO Capital Markets more than offset higher net interest margins in P&C U.S. Average earning assets increased $76.4 billion or 23% relative to a year ago, and, when adjusted to exclude the impact of the weaker U.S. dollar, increased $81.8 billion. Average earning assets increased in large part due to the inclusion of a full quarter of balances from the acquired business in the fourth quarter, adding $35.9 billion to BMO’s average earning assets. The increase was also due to growth in each of the groups, with particularly strong growth in BMO Capital Markets.

Non-interest revenue increased $122 million or 7.5% from a year ago. Results included $174 million attributable to the acquired business, consisting primarily of investment management fees in Private Client Group, deposit and payment service charges in P&C U.S., and other revenue. There were higher securitization revenues and an associated reduction in credit card fees as there was an increase in securitizations of credit card loans in 2011. There was a significant decrease in BMO Capital Markets non-interest revenue due to a reduction in trading revenues in a challenging trading environment, lower mergers and acquisitions fees and reduced lending fees. In addition, trading revenues were lowered in 2010 by an accounting adjustment recorded in the fourth quarter.

Non-interest expense increased $326 million or 16% from a year ago to $2,338 million. This adjusted non-interest expense in the current quarter excludes $53 million of integration and restructuring costs relating to the acquired business and $34 million in respect of the amortization of acquisition-related intangible assets. The acquired business increased non-interest expense by $305 million. The weaker U.S. dollar reduced expense growth by $25 million or 1.2 percentage points. Operating leverage was negative 4.4% in the current quarter.

The specific provisions for credit losses in the fourth quarter of 2011 were $192 million or an annualized 43 basis points of average net loans and acceptances, compared with $253 million or 58 basis points in the fourth quarter of 2010.

The provision for income taxes of $211 million increased $13 million from the fourth quarter of 2010. The effective tax rate for the quarter was 19.5%, compared with 20.5% in the fourth quarter of 2010.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 94.

BMO Financial Group 194th Annual Report 2011	97

MANAGEMENT’S DISCUSSION AND ANALYSIS

Quarterly Earning Trends

BMO’s results and performance measures for the past eight quarters are outlined on page 99. Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure with its strategic priorities. Comparative figures have been restated to conform to the current presentation. During the third quarter of 2011, approximately US$1.0 billion of impaired real estate secured assets, comprised primarily of commercial real estate loans, were transferred to Corporate Services from P&C U.S. Prior period loan balances, revenues and expenses have been restated to reflect the transfer. Approximately US$1.5 billion of similar assets acquired in the M&I transaction were also included in Corporate Services. See the 2011 Review of Operating Groups Performance section on page 44.

We have remained focused on our objectives and priorities and made good progress in embracing a culture that places the customer at the centre of everything we do. Economic conditions were at times challenging for some of our businesses in 2011, but overall conditions improved and we maintained our focus on our vision and strategy, while also reporting results in 2011 that were stronger than in 2010.

BMO’s quarterly earnings, revenue and expense are modestly affected by seasonal factors. Since our second fiscal quarter has 89 days and other quarters have 92 days, second-quarter results are lower relative to other quarters because there are three fewer calendar days, and thus fewer business days. The months of July (third quarter) and August (fourth quarter) are typically characterized by lower levels of capital markets activity, which has an effect on results in Private Client Group and BMO Capital Markets. The December holiday season also contributes to a slowdown in some activities; however, credit card purchases are particularly robust in that first-quarter period, as well as in the back-to-school period that falls in our fourth quarter.

Personal and Commercial Banking earnings and revenues have trended higher through 2011 and are strong.

P&C Canada has continued to offer attractive products and offerings to meet our customers’ needs, including BMO SmartSteps for Parents, BMO Mobile Banking, a new Online Banking for Business portal and BMO MoneyLogic. Customer loyalty improved in both personal and commercial segments and we continue to see increases in the average number of product categories used by both personal and commercial customers. We have strengthened our branch network, expanded our ABM network and added to our specialized sales force. P&C Canada benefited from strong volume growth in 2010 with favourable movements in market share in a number of key businesses. P&C Canada has performed well with generally increasing revenues and profitability, and good revenue increases in both personal and commercial businesses, driven by volume growth across most products and improved net interest margin. Results include the impact of the Diners Club North American franchise effective in the first quarter of 2010. Net income has generally trended higher in 2011, with revenue and expense growth moderating over the year.

P&C U.S. continues to build a customer-focused culture centred on understanding our customers and helping them achieve their financial goals. Results in 2010 were affected by acquisition integration costs. The 2010 economic environment led to a drop in loan utilization, which affected revenue growth and net income. Commencing in the second quarter of 2010, results reflect the acquisition of select assets and liabilities of a Rockford, Illinois-based bank in an FDIC-assisted transaction. Results improved significantly in 2011 after the acquisition of M&I late in the third quarter, and due to generally improving net interest margins throughout the year.

Private Client Group is focused on helping clients reach their goals by providing a comprehensive wealth management experience. Equity markets regained strength at the end of 2009, and the momentum continued into 2010 as conditions in equity markets improved further, driving growth in revenue and net income. Results in recent quarters reflected growth in most businesses. The variability in the 2011 quarterly trend is due to reinsurance charges and the adverse effect of long-term interest rate movements in our insurance business. Commencing in the third quarter of 2011, Private Client Group results reflect the acquisition of LGM. The fourth quarter of 2011 includes a full quarter of earnings from the acquired M&I wealth management business. M&I in particular contributed to strong results for the year.

BMO Capital Markets continues to implement a strategy of building a North American capital markets business with a unified approach to client coverage, creating a better client experience. BMO Capital Markets has refocused its business with the goal of improving its risk-return profile and concentrating on core profitable client relationships. In 2010, results varied by quarter, with strong results in the second quarter and particularly weak net income in the third quarter. The prior year’s trading results also included accounting adjustments in our equity trading business in the fourth quarter. Results in the first quarter of 2011 were particularly strong, while second quarter results returned to normal levels and third quarter results benefited from tax recoveries related to prior periods. Results were down in the fourth quarter of 2011 due to a difficult market environment.

Corporate Services quarterly net income varies in large part because of our expected loss provisioning methodology, general provisions for credit losses and the impact of recording revenue, expenses and income taxes not attributed to the client operating groups. Results showed continued improvement throughout 2010 due to a decrease in provisions for credit losses and higher revenues. Results in the second quarter of 2011 also benefited from a decrease in provisions for credit losses, including a $42 million reduction in the general allowance, and higher revenues. The third quarter of 2011 was impacted by integration costs relating to the acquisition of M&I, as well as costs relating to the hedging of foreign exchange risk on the purchase. The most recent quarter saw positive net income and includes the after-tax net benefit of credit-related items in respect of the acquired M&I loan portfolio.

The U.S. dollar has generally weakened over the past two years. It weakened further in 2011 to levels close to parity, although the decrease in its value was less pronounced than in 2010. A weaker U.S. dollar lowers the translated value of U.S.-dollar-denominated revenues, expenses, provisions for credit losses, income taxes and net income. The effect of movements in exchange rates is sometimes muted by decisions to hedge their impact within a single quarter, which is explained on page 38.

BMO’s provisions for credit losses measured as a percentage of loans and acceptances were at elevated levels at the beginning of 2010. Provisions stabilized throughout 2010, and were reduced during 2011, reflecting an improving economy and credit environment, but were increased in the most recent quarter by the impact of the acquired M&I loan portfolio in Corporate Services, as mentioned above.

The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate. The effective rate was less stable in 2011 than in 2010.

Caution

This Quarterly Earnings Trends section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

98	BMO Financial Group 194th Annual Report 2011

Summarized Statement of Income and Quarterly Financial Measures

($ millions)	Oct. 31 2011	July 31 2011	April 30 2011	Jan. 31 2011	Oct. 31 2010	July 31 2010	April 30 2010	Jan. 31 2010	2011	2010	2009
Net interest income	2,140	1,692	1,620	1,627	1,610	1,571	1,522	1,532	7,079	6,235	5,570
Non-interest revenue	1,741	1,582	1,597	1,719	1,619	1,336	1,527	1,493	6,639	5,975	5,494
Total revenue	3,881	3,274	3,217	3,346	3,229	2,907	3,049	3,025	13,718	12,210	11,064
Provision for credit losses – specific	210	174	187	248	253	214	249	333	819	1,049	1,543
Provision for credit losses – general	80	–	(42)	–	–	–	–	–	38	–	60
Non-interest expense	2,425	2,111	2,023	2,046	2,023	1,898	1,830	1,839	8,605	7,590	7,391
Restructuring charge (reversal)	–	–	–	–	–	–	–	–	–	–	(10)
Income before provision for income taxes and non-controlling interest in subsidiaries	1,166	989	1,049	1,052	953	795	970	853	4,256	3,571	2,080
Provision for income taxes	250	178	231	258	196	107	207	177	917	687	217
Non-controlling interest in subsidiaries	19	18	18	18	18	19	18	19	73	74	76
Net income	897	793	800	776	739	669	745	657	3,266	2,810	1,787
Adjusted net income	850	843	804	784	748	678	752	664	3,281	2,842	2,296

Operating group net income:
Personal and Commercial Banking	580	524	455	497	464	476	450	464	2,056	1,854	1,748
Private Client Group	144	120	101	153	129	105	115	111	518	460	361
BMO Capital Markets	149	279	235	257	214	130	260	212	920	816	870
Corporate Services, including T&O	24	(130)	9	(131)	(68)	(42)	(80)	(130)	(228)	(320)	(1,192)
BMO Financial Group net income	897	793	800	776	739	669	745	657	3,266	2,810	1,787

Information per Common Share ($)
Dividends declared	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70	2.80	2.80	2.80
Earnings
Basic	1.35	1.28	1.35	1.31	1.25	1.13	1.27	1.12	5.28	4.78	3.09
Diluted	1.34	1.27	1.34	1.30	1.24	1.13	1.26	1.12	5.26	4.75	3.08
Adjusted earnings
Basic	1.27	1.36	1.35	1.32	1.26	1.15	1.29	1.14	5.31	4.83	4.03
Diluted	1.27	1.36	1.35	1.32	1.26	1.14	1.28	1.13	5.29	4.81	4.02
Book value	39.53	37.89	34.22	34.21	34.09	33.13	32.04	32.51	39.53	34.09	31.95
Market price
High	61.40	62.74	63.94	62.44	63.46	63.94	65.71	56.24	63.94	65.71	54.75
Low	55.02	59.31	57.81	56.17	54.35	55.75	51.11	49.78	55.02	49.78	24.05
Close	58.89	60.03	62.14	57.78	60.23	62.87	63.09	52.00	58.89	60.23	50.06

Financial Measures (%)
Five-year average annual total shareholder return	1.9	3.9	4.4	1.7	5.9	5.6	7.2	3.5	1.9	5.9	1.8
Dividend yield	4.8	4.7	4.5	4.8	4.6	4.5	4.4	5.4	4.8	4.6	5.6
Diluted earnings per share growth	8.1	12.4	6.3	16.1	11.7	16.5	+100	+100	10.7	54.2	(18.1)
Adjusted diluted earnings per share growth	0.8	19.3	5.5	16.8	6.8	8.6	21.9	54.8	10.0	19.7	(13.9)
Return on equity	14.3	14.7	16.7	15.7	15.1	13.7	16.4	14.3	15.3	14.9	9.9
Adjusted return on equity	13.5	15.6	16.8	15.9	15.3	13.9	16.6	14.4	15.3	15.0	12.9
Net economic profit growth	13.2	43.0	11.3	48.6	40.8	+100	+100	+100	25.8	+100	(+100)
Net income growth	21.3	18.5	7.5	18.1	14.2	20.1	+100	+100	16.2	57.2	(9.7)
Adjusted net income growth	13.7	24.4	6.9	18.1	8.5	11.1	26.4	64.9	15.5	23.7	(5.8)
Revenue growth	20.2	12.6	5.5	10.6	8.0	(2.4)	14.8	23.9	12.3	10.4	8.4
Adjusted revenue growth	11.8	12.9	5.9	10.6	6.3	(2.6)	6.2	12.5	10.3	5.4	9.4
Net interest margin on earning assets	2.05	1.78	1.89	1.82	1.89	1.88	1.88	1.85	1.89	1.88	1.63
Adjusted net interest margin on earning assets	1.79	1.79	1.90	1.82	1.89	1.88	1.88	1.85	1.82	1.88	1.63
Productivity ratio	62.5	64.5	62.9	61.2	62.6	65.3	60.0	60.8	62.7	62.2	66.7
Adjusted productivity ratio	64.8	62.2	61.6	60.9	62.3	65.0	59.7	60.5	62.4	61.9	62.3
Operating leverage	0.2	1.5	(5.0)	(0.7)	(5.7)	(3.8)	17.9	24.0	(1.1)	7.6	1.3
Adjusted operating leverage	(4.4)	4.9	(3.3)	(0.7)	(7.4)	(4.1)	2.6	12.5	(1.0)	0.8	4.0
Provision for credit losses as a % of average net loans and acceptances	0.56	0.38	0.33	0.56	0.58	0.50	0.59	0.79	0.46	0.61	0.88
Effective tax rate	21.4	18.0	22.0	24.5	20.6	13.4	21.3	20.8	21.5	19.2	10.5
Canadian/U.S. dollar average exchange rate ($)	1.008	0.963	0.962	1.007	1.039	1.045	1.027	1.059	0.985	1.043	1.165
Gross impaired loans and acceptances as a % of equity and allowance for credit losses (1)	8.95	7.97	10.22	11.47	12.18	12.13	13.25	13.89	8.95	12.18	14.92
Cash and securities-to-total assets	32.5	34.6	35.9	35.6	35.0	34.6	35.8	33.9	32.5	35.0	31.9
Common Equity Ratio	9.59	9.11	10.67	10.15	10.26	10.27	9.83	9.21	9.59	10.26	8.95
Tier 1 Capital Ratio	12.01	11.48	13.82	13.02	13.45	13.55	13.27	12.53	12.01	13.45	12.24
Total Capital Ratio	14.85	14.21	17.03	15.17	15.91	16.10	15.69	14.82	14.85	15.91	14.87

(1)	Effective the fourth quarter of 2010, the calculation excludes non-controlling interest in subsidiaries. Prior periods have been restated to reflect this change.

In the opinion of Bank of Montreal management, information that is derived from unaudited financial information, including information as at and for the interim periods, includes all adjustments necessary for a fair presentation of such information. All such adjustments are of a normal and recurring nature. Financial ratios for interim periods are stated on an annualized basis where appropriate, and the ratios, as well as interim operating results, are not necessarily indicative of actual results for the full fiscal year.

Net economic profit and adjusted results in this table are non-GAAP and are discussed in the Non-GAAP Measures section on page 94.

BMO Financial Group 194th Annual Report 2011	99

SUPPLEMENTAL INFORMATION

Supplemental Information

Table 1: Shareholder Value

As at or for the year ended October 31	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Market Price per Common Share ($)
High	63.94	65.71	54.75	63.44	72.75	70.24	62.44	59.65	50.26	40.65
Low	55.02	49.78	24.05	35.65	60.21	56.86	53.05	49.28	37.79	31.00
Close	58.89	60.23	50.06	43.02	63.00	69.45	57.81	57.55	49.33	38.10

Common Share Dividends
Dividends declared per share ($)	2.80	2.80	2.80	2.80	2.71	2.26	1.85	1.59	1.34	1.20
Dividends paid per share ($)	2.80	2.80	2.80	2.80	2.63	2.13	1.80	1.50	1.29	1.18
Dividend payout ratio (%)	53.0	58.6	90.6	73.9	64.8	43.0	39.1	35.2	38.2	44.0
Dividend yield (%)	4.8	4.6	5.6	6.5	4.3	3.3	3.2	2.8	2.7	3.1

Total Shareholder Return (%)
Five-year average annual return	1.9	5.9	1.8	0.9	14.2	19.1	13.8	18.9	12.9	7.9
One-year return	2.4	26.4	25.1	(27.9)	(5.8)	24.1	3.7	20.0	33.4	16.2

Common Share Information
Number outstanding (in thousands)
End of period	639,000	566,468	551,716	504,575	498,563	500,726	500,219	500,897	499,632	492,505
Average basic	591,253	559,822	540,294	502,062	499,950	501,257	500,060	501,656	496,208	490,816
Average diluted	593,555	563,125	542,313	506,697	508,614	511,173	510,845	515,045	507,009	499,464
Number of shareholder accounts	58,769	36,612	37,061	37,250	37,165	38,360	40,104	41,438	42,880	44,072
Book value per share ($)	39.53	34.09	31.95	32.02	28.29	28.89	26.48	24.20	22.09	21.07
Total market value of shares ($ billions)	37.6	34.1	27.6	21.7	31.4	34.8	28.9	28.8	24.6	18.8
Price-to-earnings multiple (based on diluted EPS)	11.2	12.7	16.3	11.4	15.3	13.5	12.5	13.1	14.3	14.2
Price-to-adjusted earnings multiple (based on diluted adjusted EPS)	11.1	12.5	12.5	9.2	11.6	13.4	12.9	13.4	13.7	11.5
Market-to-book value multiple	1.49	1.77	1.57	1.34	2.23	2.40	2.18	2.38	2.23	1.81
Table 2: Summary Income Statement and Growth Statistics ($ millions, except as noted)

For the year ended October 31	2011	2010	2009	2008	2007	5-year CAGR (1)	10-year CAGR (1)
Income Statement
Net interest income	7,079	6,235	5,570	5,072	4,829	8.4	4.9
Non-interest revenue	6,639	5,975	5,494	5,133	4,520	4.8	4.6
Total revenue	13,718	12,210	11,064	10,205	9,349	6.6	4.8
Provision for credit losses	857	1,049	1,603	1,330	353	nm	nm
Non-interest expense	8,605	7,590	7,381	6,894	6,601	6.3	4.3
Income before provision for income taxes and non-controlling interest in subsidiaries	4,256	3,571	2,080	1,981	2,395	4.3	8.1
Provision for (recovery of) income taxes	917	687	217	(71)	189	5.1	6.7
Non-controlling interest in subsidiaries	73	74	76	74	75	(0.7)	14.7
Net income	3,266	2,810	1,787	1,978	2,131	4.2	8.8
Year-over-year net income growth (%)	16.2	57.2	(9.7)	(7.2)	(20.0)	na	na
Adjusted net income	3,281	2,842	2,296	2,438	2,806	4.2	8.1
Year-over-year adjusted net income growth (%)	15.5	23.7	(5.8)	(13.1)	(4.8)	na	na

Earnings per Share (EPS) ($)
Basic	5.28	4.78	3.09	3.79	4.18	0.1	6.9
Diluted	5.26	4.75	3.08	3.76	4.11	0.4	7.1
Year-over-year growth (%)	10.7	54.2	(18.1)	(8.5)	(20.2)	na	na

Adjusted Diluted Earnings per share (Adjusted Diluted EPS) ($) (2)	5.29	4.81	4.02	4.67	5.43	0.4	6.4
Year-over-year growth (%)	10.0	19.7	(13.9)	(14.0)	4.8	na	na
(1)	Compound annual growth rate (CAGR) expressed as a percentage.
(2)	This is a non-GAAP measure. Refer to the Non-GAAP Measures section on page 94.

nm – not meaningful

na – not applicable

Throughout this Supplemental Information section, certain amounts for years prior to 2004 have not been restated to reflect changes in accounting policies in 2006 as the changes were not significant.

100	BMO Financial Group 194th Annual Report 2011

Table 3: Returns on Equity and Assets ($ millions, except as noted)

For the year ended October 31	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Net income	3,266	2,810	1,787	1,978	2,131	2,663	2,396	2,295	1,781	1,373
Preferred dividends	144	136	120	73	43	30	30	31	38	35
Net income available to common shareholders	3,122	2,674	1,667	1,905	2,088	2,633	2,366	2,264	1,743	1,338
Average common shareholders’ equity	20,452	17,980	16,865	14,612	14,506	13,703	12,577	11,696	10,646	9,973
Adjusted net income	3,281	2,842	2,296	2,438	2,806	2,676	2,328	2,243	1,860	1,487
Return on equity (%)	15.3	14.9	9.9	13.0	14.4	19.2	18.8	19.4	16.4	13.4
Adjusted return on equity (%)	15.3	15.0	12.9	16.2	19.0	19.3	18.3	18.9	17.1	14.6
Return on average assets (%)	0.74	0.71	0.41	0.50	0.59	0.86	0.81	0.87	0.67	0.55
Return on average assets available to common shareholders (%)	0.70	0.67	0.38	0.48	0.58	0.85	0.80	0.86	0.66	0.54

Table 4: Summary Balance Sheet ($ millions)

As at October 31	2011	2010	2009	2008	2007
Assets
Cash and cash equivalents	19,626	17,368	9,955	9,134	3,650
Interest bearing deposits with banks	3,968	3,186	3,340	11,971	19,240
Securities	131,346	123,399	110,813	100,138	98,277
Securities borrowed or purchased under resale agreements	37,970	28,102	36,006	28,033	37,093
Net loans and acceptances	206,498	176,643	167,829	186,962	164,095
Other assets	78,015	62,942	60,515	79,812	44,169
Total assets	477,423	411,640	388,458	416,050	366,524
Liabilities and Shareholders’ Equity
Deposits	302,932	249,251	236,156	257,670	232,050
Other liabilities	140,620	135,933	126,719	134,761	114,330
Subordinated debt	5,348	3,776	4,236	4,315	3,446
Capital trust securities	400	800	1,150	1,150	1,150
Preferred share liability	–	–	–	250	250
Share capital
Preferred	2,861	2,571	2,571	1,746	1,196
Common	11,190	6,927	6,198	4,708	4,411
Contributed surplus	113	92	79	69	58
Retained earnings	14,275	12,848	11,748	11,632	11,166
Accumulated other comprehensive loss	(316)	(558)	(399)	(251)	(1,533)
Total liabilities and shareholders’ equity	477,423	411,640	388,458	416,050	366,524
Average Daily Balances
Net loans and acceptances	186,600	171,554	182,097	175,079	165,783
Assets	443,649	398,474	438,548	397,609	360,575

Table 5: Liquid Assets ($ millions, except as noted)

As at October 31	2011	2010	2009	2008	2007
Canadian Dollar Liquid Assets
Deposits with other banks	379	672	787	1,842	1,531
Other cash resources	5,693	1,595	2,411	89	1,981
Securities	88,406	75,533	74,249	58,639	57,206
Total Canadian dollar liquid assets	94,478	77,800	77,447	60,570	60,718
U.S. Dollar and Other Currencies Liquid Assets
Deposits with other banks	21,173	18,661	9,305	16,477	19,209
Other cash resources	(3,651)	(374)	792	2,697	169
Securities	42,940	47,866	36,564	41,499	41,071
Total U.S. dollar and other currencies liquid assets	60,462	66,153	46,661	60,673	60,449
Total Liquid Assets (1)	154,940	143,953	124,108	121,243	121,167
Cash and securities-to-total assets (%)	32.5	35.0	31.9	29.1	33.1
Pledged assets included in total liquid assets (2)	40,586	46,458	34,511	38,142	30,369

(1)	Includes liquid assets pledged as security for securities sold but not yet purchased, securities lent or sold under repurchase agreements and other secured liabilities.
(2)	Includes reserves or minimum balances which some of our subsidiaries are required to maintain with central banks in their respective countries of operation.

BMO Financial Group 194th Annual Report 2011	101

SUPPLEMENTAL INFORMATION

Table 6: Other Statistical Information

As at or for the year ended October 31	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Other Information
Employees (1)	47,180	37,947	36,173	37,073	35,827	34,942	33,785	33,593	33,993	34,568
Bank branches
Canada	920	910	900	983	977	963	968	988	970	968
United States	688	321	290	292	243	215	208	182	168	162
Other	3	3	5	5	4	4	4	4	4	4
Total	1,611	1,234	1,195	1,280	1,224	1,182	1,180	1,174	1,142	1,134
Automated banking machines
Canada	2,155	2,076	2,030	2,026	1,978	1,936	1,952	1,993	2,023	2,000
United States	1,366	905	636	640	583	547	539	479	439	403
Total	3,521	2,981	2,666	2,666	2,561	2,483	2,491	2,472	2,462	2,403

Rates
Average Canadian prime rate (%)	3.00	2.46	2.70	5.21	6.08	5.57	4.30	4.05	4.69	4.15
Average U.S. prime rate (%)	3.25	3.25	3.34	5.69	8.19	7.76	5.85	4.17	4.17	4.79
Canadian/U.S. dollar exchange rates ($)
High	1.06	1.08	1.30	1.29	1.19	1.20	1.27	1.40	1.59	1.61
Low	0.94	1.00	1.03	0.92	0.95	1.10	1.16	1.22	1.30	1.51
Average	0.99	1.04	1.16	1.03	1.09	1.13	1.21	1.31	1.44	1.57
End of year	1.00	1.02	1.08	1.20	0.94	1.12	1.18	1.22	1.32	1.56

(1)	Reflects full-time equivalent number of employees, comprising full-time and part-time employees and adjustments for overtime hours.

Table 7: Revenue and Revenue Growth ($ millions, except as noted)

For the year ended October 31	2011	2010	2009	2008	2007	5-year CAGR	10-year CAGR
Net Interest Income	7,079	6,235	5,570	5,072	4,829	8.4	4.9
Year-over-year growth (%)	13.5	11.9	9.8	5.0	2.0	na	na

Net Interest Margin (1)
Average earning assets	374,390	332,468	341,848	326,803	304,471	7.4	6.3
Net interest margin (%)	1.89	1.88	1.63	1.55	1.59	na	na
Adjusted net interest margin (%)	1.82	1.88	1.63	1.55	1.59	na	na
Canadian dollar net interest margin (%)	2.04	2.12	1.78	2.00	2.12	na	na
U.S. dollar and other currencies net interest margin (%)	1.66	1.47	1.43	0.92	0.80	na	na

Non-Interest Revenue
Securities commissions and fees	1,186	1,048	973	1,105	1,145	2.5	4.8
Deposit and payment service charges	834	802	820	756	728	2.7	2.2
Trading revenues (losses)	571	504	723	546	(487)	(4.5)	1.5
Lending fees	577	572	556	429	406	11.4	5.1
Card fees	145	233	121	291	107	(18.2)	(3.4)
Investment management and custodial fees	495	355	344	339	322	10.6	4.0
Mutual fund revenues	633	550	467	589	576	4.9	9.7
Securitization revenues	821	678	929	513	296	52.3	9.5
Underwriting and advisory fees	512	445	397	353	528	4.7	8.2
Securities gains (losses), other than trading	172	150	(354)	(315)	247	3.5	3.4
Foreign exchange, other than trading	93	93	53	80	132	(1.9)	(3.1)
Insurance income	283	321	295	237	246	5.0	8.5
Other revenues	317	224	170	210	274	4.9	2.9
Total non-interest revenue	6,639	5,975	5,494	5,133	4,520	4.8	4.6
Year-over-year growth (%)	11.1	8.8	7.0	13.6	(14.0)	na	na
Non-interest revenue as a % of total revenue	48.4	48.9	49.7	50.3	48.3	na	na
Total Revenue	13,718	12,210	11,064	10,205	9,349	6.6	4.8
Year-over-year total revenue growth (%)	12.3	10.4	8.4	9.2	(6.4)	na	na
Total Adjusted Revenue	13,467	12,210	11,585	10,593	10,296	6.2	4.6
Year-over-year total adjusted revenue growth (%)	10.3	5.4	9.4	2.9	3.1	na	na

(1)	Net interest margin is calculated based on average earning assets.

na – not applicable

102	BMO Financial Group 194th Annual Report 2011

Table 8: Non-Interest Expense and Expense-to-Revenue Ratio ($ millions, except as noted)

For the year ended October 31	2011	2010	2009	2008	2007	5-year CAGR	10-year CAGR
Non-Interest Expense
Employee compensation
Salaries	2,618	2,285	2,395	2,149	1,964	6.6	3.3
Performance-based compensation	1,560	1,455	1,338	1,297	1,275	3.4	4.8
Employee benefits	703	624	652	530	586	3.3	7.1
Total employee compensation	4,881	4,364	4,385	3,976	3,825	5.0	4.3
Premises and equipment
Rental of real estate	351	319	306	279	257	7.4	10.1
Premises, furniture and fixtures	307	269	272	255	242	5.9	0.6
Property taxes	30	28	30	29	28	3.1	(5.2)
Computers and equipment	878	727	673	678	634		(1)
Total premises and equipment	1,566	1,343	1,281	1,241	1,161		(1)
Other expenses
Communications	259	229	221	202	149	14.6	2.9
Business and capital taxes	51	52	44	42	47	(11.4)	(6.7)
Professional fees	503	372	362	384	301	11.9	5.7
Travel and business development	382	343	309	328	287	8.6	4.4
Other	732	684	586	546	484	7.5	5.5
Total other expenses	1,927	1,680	1,522	1,502	1,268	8.6	4.3
Amortization of intangible assets	231	203	203	183	188		(1)
Restructuring charge (reversal)	–	–	(10)	(8)	159	nm	nm
Total Non-Interest Expense	8,605	7,590	7,381	6,894	6,601	6.3	4.3
Year-over-year total non-interest expense growth (%)	13.4	2.8	7.1	4.4	3.9	na	na
Total Adjusted Non-Interest Expense	8,404	7,554	7,220	6,852	6,516	5.9	4.1
Year-over-year total adjusted non-interest expense growth (%)	11.3	4.6	5.4	5.1	3.3	na	na
Non-interest expense-to-revenue ratio (Productivity ratio) (%)	62.7	62.2	66.7	67.6	70.6	na	na
Adjusted non-interest expense-to-revenue ratio (Productivity ratio) (%)	62.4	61.9	62.3	64.7	63.3	na	na

Government Levies and Taxes (2)
Government levies other than income taxes
Payroll levies	203	175	171	164	165	4.6	3.2
Property taxes	30	28	30	29	28	3.1	(5.2)
Provincial capital taxes	44	45	35	32	37	(12.6)	(7.3)
Business taxes	7	7	9	10	10	(2.0)	(2.7)
Harmonized sales tax, GST and other sales taxes (3)	235	146	116	142	122	12.9	6.4
Sundry taxes	1	1	3	3	3	nm	nm
Total government levies other than income taxes	520	402	364	380	365	4.8	2.0
Provision for (recovery of) income taxes	917	687	217	(71)	189	5.1	6.7
Total Government Levies and Taxes	1,437	1,089	581	309	554	5.0	4.7
Total government levies and taxes as a % of income available to pay government levies and taxes	30.1	27.4	23.8	13.1	20.1	na	na
Effective income tax rate	21.5	19.2	10.5	(3.6)	7.9	na	na
Adjusted effective income tax rate	21.3	19.2	15.9	6.0	17.1	na	na
(1)	In 2009, we adopted new accounting requirements for intangible assets and reclassified certain computer equipment from premises and equipment to intangible assets. Computer and equipment expense and the amortization of intangible assets were restated for 2007 and 2008. As such, five-year and ten-year growth rates for these expense categories are not meaningful. Together, computer and equipment expense and the amortization of intangible assets increased at a compound annual growth rate of 5.1% over five years and 5.5% over ten years. Together, total premises and equipment expense and the amortization of intangible assets increased at a compound annual growth rate of 5.7% over five years and 4.8% over ten years.
(2)	Government levies are included in various non-interest expense categories.
(3)	On July 1, 2010, the harmonized sales tax was implemented in both Ontario and British Columbia. This has increased the sales tax paid in these two jurisdictions.

na – not applicable

nm – not meaningful

BMO Financial Group 194th Annual Report 2011	103

SUPPLEMENTAL INFORMATION

Table 9: Average Assets, Liabilities and Interest Rates ($ millions, except as noted)

			2011			2010			2009
For the year ended October 31	Average balances	Average interest rate (%)	Interest income/ expense	Average balances	Average interest rate (%)	Interest income/ expense	Average balances	Average interest rate (%)	Interest income/ expense
Assets
Canadian Dollar
Deposits with other banks	658	1.11	7	518	0.71	4	823	1.25	10
Securities	82,975	1.99	1,653	76,285	1.93	1,476	66,347	2.49	1,651
Securities borrowed or purchased under resale agreements	14,409	1.08	156	11,116	0.22	24	15,773	0.78	123
Loans
Residential mortgages	45,746	3.59	1,644	41,465	3.88	1,609	41,586	3.65	1,519
Non-residential mortgages	3,992	5.07	202	3,771	5.02	189	3,304	5.28	174
Consumer instalment and other personal	42,903	4.18	1,793	37,719	4.00	1,507	32,729	4.12	1,349
Credit cards	2,131	12.00	256	2,729	12.12	331	2,067	12.69	262
Businesses and governments	31,740	5.85	1,856	30,153	5.55	1,673	30,358	5.98	1,815
Total loans	126,512	4.55	5,751	115,837	4.58	5,309	110,044	4.65	5,119
Other non-interest bearing assets	90,658			78,864			64,989
Total Canadian dollar	315,212	2.40	7,567	282,620	2.41	6,813	257,976	2.68	6,903
U.S. Dollar and Other Currencies
Deposits with other banks	29,965	0.41	123	15,056	0.46	70	16,487	1.07	176
Securities	41,126	1.91	784	44,159	1.49	658	41,627	1.86	776
Securities borrowed or purchased under resale agreements	22,890	0.54	124	17,279	0.50	86	24,759	0.49	121
Loans
Residential mortgages	6,939	4.62	320	5,476	4.95	271	7,430	5.25	390
Non-residential mortgages	3,225	7.03	227	3,417	5.59	191	3,772	5.88	222
Consumer instalment and other personal	11,059	4.14	458	10,294	4.32	444	11,657	4.70	548
Credit cards	411	4.65	19	293	3.07	9	63	11.48	7
Businesses and governments	31,338	4.12	1,293	28,822	3.25	936	39,291	3.64	1,430
Total loans	52,972	4.37	2,317	48,302	3.83	1,851	62,213	4.18	2,597
Other non-interest bearing assets	(18,516)			(8,942)			35,486
Total U.S. dollar and other currencies	128,437	2.61	3,348	115,854	2.30	2,665	180,572	2.03	3,670
Total All Currencies
Total assets and interest income	443,649	2.46	10,915	398,474	2.37	9,478	438,548	2.41	10,573

Liabilities
Canadian Dollar
Deposits
Banks	3,137	0.34	11	2,846	(0.27)	(8)	3,525	0.16	6
Businesses and governments	72,013	1.69	1,214	66,088	1.28	848	61,513	2.08	1,278
Individuals	78,357	1.11	870	78,209	1.32	1,032	76,676	1.77	1,355
Total deposits	153,507	1.36	2,095	147,143	1.27	1,872	141,714	1.86	2,639
Subordinated debt and other interest bearing liabilities	50,049	1.71	854	42,444	1.32	561	39,587	1.98	785
Other non-interest bearing liabilities	88,743			72,795			57,963
Total Canadian dollar	292,299	1.01	2,949	262,382	0.93	2,433	239,264	1.43	3,424
U.S. Dollar and Other Currencies
Deposits
Banks	18,144	1.47	267	19,106	1.26	241	23,589	1.59	374
Businesses and governments	71,849	0.18	131	55,715	0.19	106	65,298	1.06	691
Individuals	27,183	0.54	148	19,999	0.71	142	21,964	1.53	337
Total deposits	117,176	0.47	546	94,820	0.52	489	110,851	1.26	1,402
Subordinated debt and other interest bearing liabilities	34,643	0.98	341	30,311	1.06	321	35,918	0.49	177
Other non-interest bearing liabilities	(23,678)			(9,590)			33,453
Total U.S. dollar and other currencies	128,141	0.69	887	115,541	0.70	810	180,222	0.88	1,579
Total All Currencies
Total liabilities and interest expense	420,440	0.91	3,836	377,923	0.86	3,243	419,486	1.19	5,003
Shareholders’ equity	23,209			20,551			19,062
Total Liabilities, Interest Expense and Shareholders’ Equity	443,649	0.86	3,836	398,474	0.81	3,243	438,548	1.14	5,003
Net interest margin
– based on earning assets		1.89			1.88			1.63
– based on total assets		1.60			1.56			1.27
Net interest income based on total assets			7,079			6,235			5,570
Adjusted net interest margin
– based on earning assets		1.82			1.88			1.63
– based on total assets		1.54			1.56			1.27
Adjusted net interest income based on total assets			6,828			6,235			5,570

104	BMO Financial Group 194th Annual Report 2011

Table 10: Volume/Rate Analysis of Changes in Net Interest Income ($ millions)

			2011/2010			2010/2009
	Increase (decrease) due to change in			Increase (decrease) due to change in
For the year ended October 31	Average balance	Average rate	Total	Average balance	Average rate	Total
Assets
Canadian Dollar
Deposits with other banks	1	3	4	(4)	(3)	(7)
Securities	129	48	177	248	(422)	(174)
Securities borrowed or purchased under resale agreements	7	124	131	(37)	(62)	(99)
Loans
Residential mortgages	166	(132)	34	(5)	95	90
Non-residential mortgages	11	2	13	25	(10)	15
Consumer instalment and other personal	208	79	287	206	(47)	159
Credit cards	(72)	(3)	(75)	83	(15)	68
Businesses and governments	88	95	183	(12)	(130)	(142)
Total loans	401	41	442	297	(107)	190
Other non-interest bearing assets	–	–	–	–	–	–
Change in Canadian dollar interest income	538	216	754	504	(594)	(90)
U.S. Dollar and Other Currencies
Deposits with other banks	70	(17)	53	(15)	(91)	(106)
Securities	(45)	171	126	48	(166)	(118)
Securities borrowed or purchased under resale agreements	27	11	38	(36)	1	(35)
Loans
Residential mortgages	72	(23)	49	(103)	(16)	(119)
Non-residential mortgages	(10)	46	36	(21)	(10)	(31)
Consumer instalment and other personal	33	(19)	14	(64)	(40)	(104)
Credit cards	4	6	10	28	(25)	3
Businesses and governments	81	276	357	(381)	(113)	(494)
Total loans	180	286	466	(541)	(204)	(745)
Other non-interest bearing assets	–	–	–	–	–	–
Change in U.S. dollar and other currencies interest income	232	451	683	(544)	(460)	(1,004)
Total All Currencies
Change in total interest income (a)	770	667	1,437	(40)	(1,054)	(1,094)

Liabilities
Canadian Dollar
Deposits
Banks	(1)	19	18	(1)	(12)	(13)
Businesses and governments	76	290	366	95	(526)	(431)
Individuals	2	(164)	(162)	27	(350)	(323)
Total deposits	77	145	222	121	(888)	(767)
Subordinated debt and other interest bearing liabilities	100	193	293	57	(281)	(224)
Other non-interest bearing liabilities	–	–	–	–	–	–
Change in Canadian dollar interest expense	177	338	515	178	(1,169)	(991)
U.S. Dollar and Other Currencies
Deposits
Banks	(12)	38	26	(71)	(62)	(133)
Businesses and governments	31	(5)	26	(102)	(483)	(585)
Individuals	51	(45)	6	(31)	(164)	(195)
Total deposits	70	(12)	58	(204)	(709)	(913)
Other interest bearing liabilities	46	(26)	20	(27)	171	144
Other non-interest bearing liabilities	–	–	–	–	–	–
Change in U.S. dollar and other currencies interest expense	116	(38)	78	(231)	(538)	(769)
Total All Currencies
Change in total interest expense (b)	293	300	593	(53)	(1,707)	(1,760)
Change in total net interest income (a – b)	477	367	844	13	653	666

BMO Financial Group 194th Annual Report 2011	105

SUPPLEMENTAL INFORMATION

Table 11:	Net Loans and Acceptances –
Segmented	Information ($ millions)

	Canada					United States					Other countries
As at October 31	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007
Consumer
Residential mortgages (1)	42,339	41,481	36,916	38,490	43,442	7,963	4,982	6,160	8,086	5,948	–	–	–	–	–
Cards	1,777	3,056	2,574	2,117	4,493	474	252	–	3	–	–	–	–	–	–
Consumer instalment and other personal loans	45,584	41,112	35,296	31,633	24,393	13,802	10,000	10,477	12,102	8,795	–	–	–	–	–
Total consumer	89,700	85,649	74,786	72,240	72,328	22,239	15,234	16,637	20,191	14,743	–	–	–	–	–
Commercial and corporate	49,544	48,663	46,062	52,148	51,548	38,595	19,148	21,560	31,827	21,531	7,738	9,246	10,090	11,877	4,843
Total loans and acceptances, net of specific allowances	139,244	134,312	120,848	124,388	123,876	60,834	34,382	38,197	52,018	36,274	7,738	9,246	10,090	11,877	4,843
General allowance	(566)	(595)	(589)	(579)	(587)	(752)	(702)	(717)	(742)	(311)	–	–	–	–	–
Total net loans and acceptances	138,678	133,717	120,259	123,809	123,289	60,082	33,680	37,480	51,276	35,963	7,738	9,246	10,090	11,877	4,843
Table 12:Net Impaired Loans and Acceptances – Segmented Information ($ millions, except as noted)
	Canada					United States					Other countries
As at October 31	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007
Consumer
Residential mortgages	178	227	236	211	112	221	220	121	–	–	–	–	–	–	–
Consumer instalment and other personal loans	101	96	97	89	54	128	79	73	91	–	–	–	–	–	–
Total consumer	279	323	333	300	166	349	299	194	91	–	–	–	–	–	–
Commercial and corporate	433	372	376	374	183	1,108	1,279	1,673	1,147	211	2	40	125	49	3
Total impaired loans and acceptances, net of specific allowances	712	695	709	674	349	1,457	1,578	1,867	1,238	211	2	40	125	49	3
General allowance	(566)	(595)	(589)	(579)	(587)	(752)	(702)	(717)	(742)	(311)	–	–	–	–	–
Total net impaired loans and acceptances (NIL)	146	100	120	95	(238)	705	876	1,150	496	(100)	2	40	125	49	3
Condition Ratios
Gross impaired loans and acceptances as a % of equity and allowance for credit losses (2) (4)	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un
Gross impaired loans and acceptances as a % of equity and allowance for credit losses excluding purchased portfolios (2) (4)	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un
NIL as a % of net loans and acceptances (3)	0.11	0.07	0.10	0.08	(0.19)	1.22	2.62	3.07	0.97	(0.28)	0.03	0.43	1.24	0.41	0.06
NIL as a % of net loans and acceptances (3)
Consumer	0.31	0.38	0.45	0.42	0.23	1.59	1.96	1.17	0.45	–	–	–	–	–	–
Commercial and corporate	0.87	0.76	0.82	0.72	0.36	3.04	6.78	7.76	3.60	0.98	0.03	0.43	1.24	0.41	0.06
NIL as a % of net loans and acceptances excluding purchased portfolios (3) (4)	0.11	0.07	0.10	0.08	(0.19)	2.07	2.66	3.07	0.97	(0.28)	0.03	0.43	1.24	0.41	0.06

(1)  Excludes residential mortgages classified as commercial corporate loans.

(2)  Effective in the fourth quarter 2010, the calculation excludes non-controlling interest in subsidiaries. Prior periods have been restated to reflect this change. In addition, geographic allocations are not available, as equity is not allocated on a country of risk basis.

(3)  Aggregate balances are net of specific and general allowances; the consumer and commercial and corporate categories are stated net of specific allowances only.

(4)  Ratio is presented including purchased portfolios and prior periods have been restated. The above ratios are also presented excluding purchased portfolios, to provide for better historical comparisons (refer to the Acquisition of Marshall and Ilsley section on page 3 for details).

(5)  Beginning with our 2009 reporting of net loans and acceptances by province, we changed the source of our data for the provincial distribution table. This change resulted in a shift in the provincial distribution to what we believe is a more accurate representation of our portfolio. In 2009, we restated 2008 data to reflect this change. Data for periods prior to 2008 were not restated and therefore are not comparable.

(6)  In 2009, the industry allocation of impaired loans for U.S. operations was revised to reclassify impairment of commercial mortgages to the commercial mortgages category. Previously commercial mortgages for U.S. operations were classified in applicable industry categories. Periods prior to 2009 have not been restated.

(7)   Beginning in 2008, our industry segmentation was improved to provide a split between government and financial institutions. For period prior to 2008, this segmentation was not available, and the financial institutions sector includes government loans.

(8)   Includes amounts returning to performing status, sales, repayments, the impact of foreign exchange, and offsets for consumer write-offs that are not recognized as formations.

(9)   Amounts for 2011 exclude $45 million related to Other Credit Instruments ($9 million for 2010) included in Other Liabilities.

(10) Adjusted specific provision for credit losses exclude provisions related to the M&I purchased portfolio.

un  - unavailable

Certain comparative figures in Table 12, 14 & 18 have been reclassified to conform with the current year’s presentation.

106	BMO Financial Group 194th Annual Report 2011

Total
2011	2010	2009	2008	2007

50,302	46,463	43,076	46,576	49,390
2,251	3,308	2,574	2,120	4,493
59,386	51,112	45,773	43,735	33,188
111,939	100,883	91,423	92,431	87,071
95,877	77,057	77,712	95,852	77,922
207,816	177,940	169,135	188,283	164,993
(1,318)	(1,297)	(1,306)	(1,321)	(898)
206,498	176,643	167,829	186,962	164,095

Total
2011	2010	2009	2008	2007

399	447	357	211	112
229	175	170	180	54
628	622	527	391	166
1,543	1,691	2,174	1,570	397
2,171	2,313	2,701	1,961	563
(1,318)	(1,297)	(1,306)	(1,321)	(898)
853	1,016	1,395	640	(335)

8.95	12.18	14.92	12.15	4.40
8.34	12.18	14.92	12.15	4.40
0.42	0.57	0.83	0.34	(0.20)

0.56	0.62	0.58	0.42	0.19
1.65	2.20	2.80	1.64	0.51
0.43	0.57	0.83	0.34	(0.20)

Table 13: Net Loans and Acceptances –

                 Segmented Information ($ millions)

As at October 31	2011	2010	2009	2008	2007
Net Loans and Acceptances by Province (5)
Atlantic provinces	8,643	8,476	7,227	7,127	5,314
Quebec	23,145	22,194	19,396	21,346	13,110
Ontario	55,699	54,056	50,079	49,996	71,160
Prairie provinces	26,130	25,159	22,877	24,378	19,002
British Columbia and territories	25,627	24,427	21,269	21,541	15,290
Total net loans and acceptances in Canada	139,244	134,312	120,848	124,388	123,876
Net Commercial and Corporate Loans by Industry
Commercial mortgages (6)	18,063	10,253	9,284	10,121	8,994
Commercial real estate	7,953	6,796	6,648	8,300	6,532
Construction (non-real estate)	2,298	1,802	1,795	1,857	1,425
Retail trade	6,945	5,751	4,864	5,269	4,398
Wholesale trade	5,188	3,174	2,854	3,849	3,200
Agriculture	4,488	3,839	3,505	3,769	3,471
Communications	556	932	1,041	1,404	1,218
Manufacturing	8,560	6,220	7,006	9,290	7,238
Mining	640	266	1,049	3,256	1,522
Oil and gas	3,466	3,678	4,280	6,199	5,474
Transportation	1,865	1,286	1,386	1,788	1,467
Utilities	838	1,101	1,197	1,591	977
Forest products	498	405	696	875	767
Service industries	11,639	8,605	8,879	9,613	8,307
Financial institutions	16,462	17,318	17,867	23,710	16,393
Government (7)	636	580	601	865	un
Other	5,782	5,051	4,760	4,096	6,539
	95,877	77,057	77,712	95,852	77,922
Table 14:Net Impaired Loans and Acceptances – Segmented Information ($ millions)
As at October 31	2011	2010	2009	2008	2007
Net Impaired Commercial and Corporate Loans
Commercial mortgages (6)	523	436	510	38	43
Commercial real estate	310	453	542	460	96
Construction (non-real estate)	28	66	9	15	5
Retail trade	68	56	40	41	9
Wholesale trade	17	27	48	51	24
Agriculture	96	41	100	73	18
Communications	7	1	–	–	–
Manufacturing	95	115	252	275	80
Mining	2	–	–	–	–
Oil and gas	2	10	44	47	–
Transportation	33	26	42	27	15
Utilities	2	2	–	1	–
Forest products	35	71	63	16	5
Service industries	82	115	142	93	58
Financial institutions	179	217	363	244	23
Government (7)	–	2	–	3	un
Other	64	53	19	186	21
	1,543	1,691	2,174	1,570	397
Table 15:Changes in Impaired Loans and Allowance for Credit Losses ($ millions)
As at October 31	2011	2010	2009	2008	2007
Gross impaired loans and acceptances, beginning of year	2,894	3,297	2,387	720	666
Additions to impaired loans and acceptances	1,225	1,525	2,690	2,506	588
Reductions in impaired loans and acceptances (8)	(326)	(712)	(288)	131	(143)
Write-offs	(1,108)	(1,216)	(1,492)	(970)	(391)
Gross Impaired Loans and Acceptances, End of Year	2,685	2,894	3,297	2,387	720
Allowance for credit losses, beginning of year	1,878	1,902	1,747	1,055	1,058
Increases – specific allowances	1,041	1,201	1,662	1,239	395
Change in the general allowance	21	(9)	(15)	423	(7)
Write-offs	(1,108)	(1,216)	(1,492)	(970)	(391)
Allowance for Credit Losses, End of Year (9)	1,832	1,878	1,902	1,747	1,055

BMO Financial Group 194th Annual Report 2011	107

SUPPLEMENTAL INFORMATION

Table 16:	Changes in Allowance for Credit Losses –
Segmented	Information ($ millions, except as noted)

	Canada					United States					Other countries
As at October 31	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007
Allowance for credit losses, beginning of year	852	830	708	692	651	993	1,011	998	362	403	42	61	41	1	4
Provision for credit losses	381	485	517	340	257	477	573	1,065	942	99	(1)	(9)	21	48	(3)
Transfer of allowance	–	8	–	–	5	–	28	–	–	7	–	–	–	–	–
Recoveries	81	73	58	61	53	160	110	87	53	38	–	–	–	–	–
Write-offs	(501)	(544)	(451)	(387)	(274)	(578)	(670)	(1,041)	(576)	(117)	(29)	(2)	–	(7)	–
Other, including foreign exchange rate changes	(2)	–	(2)	2	–	2	(59)	(98)	217	(68)	–	(8)	(1)	(1)	–
Allowance for credit losses, end of year	811	852	830	708	692	1,054	993	1,011	998	362	12	42	61	41	1
Allocation of Write-offs by Market
Consumer	(375)	(430)	(383)	(303)	(246)	(289)	(322)	(302)	(125)	(43)	–	–	–	–	–
Commercial and corporate	(126)	(114)	(68)	(84)	(28)	(289)	(348)	(739)	(451)	(74)	(29)	(2)	–	(7)	–
Allocation of Recoveries by Market
Consumer	80	76	57	56	50	61	61	47	35	22	–	–	–	–	–
Commercial and corporate	1	(3)	1	5	3	99	49	40	18	16	–	–	–	–	–
Net write-offs as a % of average loans and acceptances (4)	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un
Net write-offs as a % of average loans and acceptances excluding purchased portfolios (4)	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un

Table 17:Allocation of Allowance for Credit Losses – Segmented Information ($ millions, except as noted)
	Canada					United States					Other countries
As at October 31	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007
Consumer
Residential mortgages	38	42	33	13	14	34	10	–	–	–	–	–	–	–	–
Consumer instalment and other personal loans	54	47	51	2	1	5	–	–	–	–	–	–	–	–	–
Total consumer	92	89	84	15	15	39	10	–	–	–	–	–	–	–	–
Commercial and corporate	153	168	157	114	90	218	272	294	256	51	12	42	61	41	1
Off-balance sheet	–	–	–	–	–	45	9	–	–	–	–	–	–	–	–
Total specific allowances	245	257	241	129	105	302	291	294	256	51	12	42	61	41	1
General allowance	566	595	589	579	587	752	702	717	742	311	–	–	–	–	–
Allowance for credit losses	811	852	830	708	692	1,054	993	1,011	998	362	12	42	61	41	1
Coverage Ratios
Allowance for credit losses as a % of gross impaired loans and acceptances (4)
Total	84.7	89.5	87.4	88.2	152.4	58.9	52.9	46.8	66.8	138.2	85.7	52.2	32.8	45.6	25.0
Consumer	24.8	21.6	20.1	4.8	8.3	10.1	3.2	–	–	–	–	–	–	na	na
Commercial and corporate	26.1	31.1	29.5	23.4	33.0	19.4	17.5	14.9	18.2	19.5	85.7	51.2	32.8	45.5	25.0
Allowance for credit losses as a % of gross impaired loans and acceptances excluding purchased portfolios (4)
Total	84.7	89.5	87.4	88.2	152.4	59.2	52.9	46.8	66.8	138.2	85.7	52.2	32.8	45.6	25.0

un – unavailable

na – not applicable

108	BMO Financial Group 194th Annual Report 2011

Total
2011	2010	2009	2008	2007
1,887	1,902	1,747	1,055	1,058
857	1,049	1,603	1,330	353
–	36	–	–	12
241	183	145	114	91
(1,108)	(1,216)	(1,492)	(970)	(391)
–	(67)	(101)	218	(68)
1,877	1,887	1,902	1,747	1,055

(664)	(752)	(685)	(428)	(289)
(444)	(464)	(807)	(542)	(102)

141	137	104	91	72
100	46	41	23	19
0.5	0.6	0.7	0.5	0.1
0.5	0.6	0.7	0.5	0.1

	Total
2011	2010	2009	2008	2007

72	52	33	13	14
59	47	51	2	1
131	99	84	15	15
383	482	512	411	142
45	9	–	–	–
559	590	596	426	157
1,318	1,297	1,306	1,321	898
1,877	1,887	1,902	1,747	1,055

68.2	64.9	57.7	73.2	146.5
17.3	13.7	13.7	3.7	8.3
19.9	22.2	19.1	20.7	26.3

69.2	64.9	57.7	73.2	146.5
Table 18:	Provision for Credit Losses – Segmented Information ($ millions)

For the year ended October 31	2011	2010	2009	2008	2007
Consumer
Residential mortgages	93	107	104	5	11
Cards	158	194	174	154	137
Consumer instalment and other personal loans	291	329	372	178	81
Total consumer	542	630	650	337	229
Commercial and Corporate
Commercial mortgages (2)	91	87	114	1	–
Commercial real estate	56	91	277	254	14
Construction (non-real estate)	16	48	31	2	1
Retail trade	6	22	7	10	7
Wholesale trade	(2)	9	44	3	7
Agriculture	4	8	10	2	5
Communications	(9)	8	3	–	–
Manufacturing	31	9	237	132	(9)
Mining	–	–	–	–	–
Oil and gas	–	(1)	7	27	–
Transportation	6	18	32	12	4
Utilities	–	–	–	–	–
Forest products	2	(4)	17	5	–
Service industries	27	59	50	33	2
Financial institutions	35	66	62	251	40
Government	–	–	1	2	un
Other	14	(1)	1	(1)	3
Total commercial and corporate	277	419	893	733	74
Total specific provisions	819	1,049	1,543	1,070	303
General provision for credit losses	38	–	60	260	50
Total provision for credit losses	857	1,049	1,603	1,330	353
Adjusted specific provision for credit losses (10)	801	1,049	1,543	1,070	303

Table 19:Specific Allowances for Credit Losses – Segmented Information ($ millions)
As at October 31	2011	2010	2009	2008	2007
Commercial and Corporate Specific
Allowances by Industry
Commercial mortgages (2)	45	55	29	–	–
Commercial real estate	102	65	76	108	25
Construction (non-real estate)	16	40	7	4	4
Retail trade	13	12	8	6	7
Wholesale trade	8	23	28	14	17
Agriculture	8	17	19	9	13
Communications	–	1	–	–	–
Manufacturing	37	85	129	108	35
Mining	–	–	–	–	–
Oil and gas	3	2	6	25	–
Transportation	9	9	21	8	5
Utilities	–	–	–	–	–
Forest products	14	15	22	6	2
Service industries	45	51	43	23	17
Financial institutions	63	101	113	70	10
Government	2	2	2	2	un
Other	18	4	9	28	7
Total specific allowances for credit losses on commercial and corporate loans (2)	383	482	512	411	142

BMO Financial Group 194th Annual Report 2011	109

SUPPLEMENTAL INFORMATION

Table 20: Contractual Obligations ($ millions)

As at October 31, 2011	Less than one year	1 to 3 years	3 to 5 years	Over 5 years	No fixed maturity	Total
On-Balance Sheet Financial Instruments
Deposits (1)	104,848	25,359	13,666	4,650	150,108	298,631
Subordinated debt	267	474	537	6,304	–	7,582
Capital trust securities	413	–	–	–	–	413
Other financial liabilities	50,141	315	436	2,866	314	54,072
(1)	Excludes interest payments and structured notes designated under the fair value option.

The balances for on-balance sheet financial liabilities in the table above will not agree with those in our consolidated financial statements as this table incorporates all cash flows, on an undiscounted basis, including both principal and interest.

As at October 31, 2011	Less than one year	1 to 3 years	3 to 5 years	Over 5 years	No fixed maturity	Total
Off-Balance Sheet Financial Instruments
Commitments to extend credit (1)	23,960	17,775	16,655	1,288	–	59,678
Operating leases	277	462	349	724	–	1,812
Financial guarantee contracts (1)	41,907	–	–	–	–	41,907
Purchase obligations (2)	704	759	196	55	–	1,714
(1)	A large majority of these commitments expire without being drawn upon. As a result, the contractual amounts may not be representative of the funding likely to be required for these commitments.
(2)	We have five significant outsourcing contracts. In 2011, we entered into a two-year contract with an external service provider for technology and payment processing services. In 2010, we entered into a seven-year contract with an external service provider for various credit card account portfolios processing and other services. In 2009, we entered into a seven-year contract with an external service provider to provide brokerage transactional processing and reporting of client information. In 2008, we entered into a 15-year contract with optional five-year renewals with an external service provider which grants us the right to issue Air Miles in Canada to our customers. In 2007, we entered into a seven-year contract with an external service provider for wholesale lockbox processing. All outsourcing contracts are cancellable with notice.

Table 21: Capital Adequacy ($ millions, except as noted)

	Basel II basis				Basel I basis (1)
As at October 31	2011	2010	2009	2008	2007
Tier 1 capital
Common shareholders’ equity	24,455	18,753	17,132	15,974	14,233
Non-cumulative preferred shares (2) (3)	2,861	2,571	2,571	1,996	1,446
Innovative Tier 1 capital instruments (2)	2,156	2,542	2,907	2,486	2,422
Non-controlling interest in subsidiaries	38	23	26	39	33
Goodwill and excess intangible assets (4)	(3,585)	(1,619)	(1,569)	(1,635)	(1,140)
Accumulated net after-tax unrealized losses on available-for-sale equity securities	–	–	(2)	(15)	–
Net Tier 1 capital	25,925	22,270	21,065	18,845	16,994
Securitization-related deductions	(168)	(165)	(168)	(115)	na
Expected loss in excess of allowance (AIRB Approach) (5)	(205)	–	(61)	–	na
Substantial investments and investments in insurance subsidiaries (7)	(481)	(427)	(374)	na	na
Other deductions	–	–	–	(1)	na
Adjusted Tier 1 capital	25,071	21,678	20,462	18,729	16,994
Tier 2 capital
Subordinated debt	5,896	3,776	4,236	4,175	3,335
Trust subordinated notes	800	800	800	800	800
Accumulated net after-tax unrealized gains on available-for-sale equity securities	7	10	–	–	26
Eligible portion of general allowance for credit losses (5) (6)	309	292	296	494	898
Total Tier 2 capital	7,012	4,878	5,332	5,469	5,059
First-loss protection	na	na	na	na	(85)
Securitization-related deductions	(31)	(29)	(7)	(6)	na
Expected loss in excess of allowance (AIRB Approach) (5)	(205)	–	(60)	–	na
Investments in non-consolidated subsidiaries and substantial investments (7)	(855)	(890)	(868)	(871)	(994)
Adjusted Tier 2 capital	5,921	3,959	4,397	4,592	3,980
Total capital	30,992	25,637	24,859	23,321	20,974
Risk-weighted assets	208,672	161,165	167,201	191,608	178,687
Capital ratios (%)
Tier 1 Capital Ratio	12.01	13.45	12.24	9.77	9.51
Total Capital Ratio	14.85	15.91	14.87	12.17	11.74
Assets-to-capital multiple	13.7	14.5	14.1	16.4	17.2
(1)	Beginning in fiscal 2008, capital is calculated under the Basel II guidelines, whereas for all prior periods capital is calculated using the Basel I methodology.
(2)	Non-cumulative preferred shares and Innovative Tier 1 capital instruments include amounts that are reflected as liabilities on the consolidated balance sheet, but are eligible for inclusion in the capital calculation for regulatory purposes.
(3)	In 2007, OSFI approved the reclassification of preferred shares issued by a subsidiary from Tier 2 capital to Innovative Tier 1 capital.
(4)	In addition to goodwill, intangible assets in excess of 5% of gross Tier 1 capital are deducted from Tier 1 capital.
(5)	When expected loss as calculated under the Advanced Internal Ratings Based (AIRB) Approach exceeds total provisions, 50% of the difference is deducted from Tier 1 capital and 50% from Tier 2. When the expected loss is less than total provisions, the difference is added to Tier 2 capital. The general allowance related to credit risk measured under the Standardized Approach is included in Tier 2 capital, up to 1.25% of risk-weighted assets.
(6)	Under Basel I, OSFI permits the inclusion of the lesser of the balance of the general allowance for credit losses and 0.875% of risk-weighted assets.
(7)	Effective November 1, 2008, substantial investments are deducted 50% from Tier 1 capital and 50% from Tier 2 capital. Previously these investments were deducted from Tier 2 capital. Investments in insurance subsidiaries held prior to January 1, 2007 are deducted from Tier 2 capital. Effective 2012, these investments in insurance subsidiaries will be deducted 50% from Tier 1 capital and 50% from Tier 2 capital. In addition, incremental investments in insurance subsidiaries are immediately deducted 50% from Tier 1 capital and 50% from Tier 2 capital.

na –	not applicable

110	BMO Financial Group 194th Annual Report 2011

Table 22: Risk-Weighted Assets ($ millions)

		Risk-weighted assets				Risk-weighted assets
As at October 31	Exposure at Default	Standardized Approach	Advanced Approach	2011 Total	Exposure at Default	Standardized Approach	Advanced Approach	2010 Total
Credit Risk
Wholesale
Corporate, including specialized lending	129,111	30,756	36,894	67,650	93,446	9,411	32,336	41,747
Corporate small and medium-sized enterprises	45,538	760	23,650	24,410	44,742	6,784	14,688	21,472
Sovereign	68,239	–	668	668	60,521	–	653	653
Bank	40,179	4	4,976	4,980	42,817	204	4,444	4,648
Retail
Residential mortgages, excluding home equity line of credit	52,450	2,631	6,267	8,898	47,181	2,597	1,615	4,212
Home equity line of credit	46,534	1,600	6,881	8,481	34,998	3,138	1,886	5,024
Qualifying revolving retail	39,301	–	5,410	5,410	31,197	–	5,469	5,469
Other retail, excluding small and medium-sized enterprises	23,418	1,935	9,469	11,404	21,883	4,544	7,945	12,489
Retail small and medium-sized enterprises	1,515	93	843	936	1,144	116	555	671
Equity	1,736	–	1,098	1,098	1,249	–	997	997
Trading book	67,340	55	6,804	6,859	58,466	–	7,947	7,947
Securitization	38,267	–	13,565	13,565	40,633	101	13,342	13,443
Other credit risk assets – non-counterparty managed assets	81,097	–	17,742	17,742	65,782	–	12,006	12,006
Scaling factor for credit risk assets under AIRB Approach (1)	–	–	6,991	6,991	–	–	5,512	5,512
Total Credit Risk	634,725	37,834	141,258	179,092	544,059	26,895	109,395	136,290
Market Risk		2,013	2,958	4,971		1,589	3,628	5,217
Operational Risk		24,609	–	24,609		19,658	–	19,658
Total Basel II Risk-Weighted Assets		64,456	144,216	208,672		48,142	113,023	161,165

(1)	The scaling factor is applied to the risk-weighted assets amounts for credit risk under the AIRB Approach.

Table 23: Average Deposits ($ millions, except as noted)

	2011		2010		2009
	Average balance	Average rate paid (%)	Average balance	Average rate paid (%)	Average balance	Average rate paid (%)
Deposits Booked in Canada
Demand deposits – interest bearing	17,489	0.41	15,331	0.24	13,640	0.34
Demand deposits – non-interest bearing	21,620	–	19,213	–	16,383	–
Payable after notice	49,282	0.53	45,384	0.29	42,480	0.48
Payable on a fixed date	89,469	1.90	87,208	1.88	89,155	2.92
Total deposits booked in Canada	177,860	1.14	167,136	1.08	161,658	1.76
Deposits Booked in the United States and Other Countries
Banks located in the United States and other countries	7,648	0.53	8,022	0.98	9,327	0.72
Governments and institutions in the United States and other countries	9,804	0.54	8,862	0.51	9,607	1.08
Other demand deposits	4,497	0.03	3,114	0.03	7,847	0.02
Other deposits payable after notice or on a fixed date	70,874	0.73	54,829	0.78	64,126	1.59
Total deposits booked in the United States and other countries	92,823	0.66	74,827	0.74	90,907	1.31
Total average deposits	270,683	0.98	241,963	0.98	252,565	1.60

As at October 31, 2011, 2010 and 2009: deposits by foreign depositors in our Canadian bank offices amounted to $18,237 million, $14,129 million and $14,392 million, respectively; total deposits payable after notice included $24,995 million, $24,340 million and $23,477 million, respectively, of chequing accounts that would have been classified as demand deposits under U.S. reporting requirements; and total deposits payable on a fixed date included $17,365 million, $15,844 million and $16,994 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities.

These amounts would have been classified as short-term borrowings for U.S. reporting purposes.

Table 24: Unrealized Gains (Losses) on Available-for-Sale Securities ($ millions)

			Unrealized gains (losses) (2)
As at October 31	Amortized cost	Fair value (1)	2011	2010	2009	2008	2007
Canadian governments debt	17,791	18,122	331	322	146	30	–
U.S. governments debt	8,051	8,297	246	293	70	32	8
Mortgage-backed securities – Canada	10,215	10,500	285	284	247	87	20
Mortgage backed securities – United States	5,022	5,126	104	31	28	3	(6)
Corporate debt	6,649	6,790	141	116	123	(255)	(3)
Corporate equity	1,304	1,320	16	24	(6)	(19)	26
Other governments debt	8,524	8,529	5	29	47	1	–
Total available-for-sale securities	57,556	58,684	1,128	1,099	655	(121)	45

(1)	Available-for-sale securities are reflected in the balance sheet at fair value. Unrealized gains (losses) are included in other comprehensive income.
(2)	Unrealized gains (losses) may be offset by related losses (gains) on liabilities or hedge contracts.

BMO Financial Group 194th Annual Report 2011	111

Statement of Management’s Responsibility

for Financial Information

The management of Bank of Montreal (the “bank”) is responsible for preparation and presentation of the annual consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the applicable requirements of the Securities and Exchange Commission (“SEC”) in the United States. The financial statements also comply with the provisions of the Bank Act and related regulations, including interpretations of GAAP by the Office of the Superintendent of Financial Institutions Canada, our regulator.

The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 of the Canadian Securities Administrators (“CSA”) as well as Item 303 of Regulation S-K under the United States Securities Act of 1933 and the Securities Exchange Act of 1934, and their related published requirements.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because events and circumstances in the future may not occur as expected.

The financial information presented in the bank’s Annual Report is consistent with that in the consolidated financial statements.

In meeting our responsibility for the reliability and timeliness of financial information, we maintain and rely on a comprehensive system of internal controls and internal audit, including organizational and procedural controls, disclosure controls and procedures, and internal control over financial reporting. Our system of internal controls includes written communication of our policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and accounting policies that we regularly update. This structure ensures appropriate internal controls over transactions, assets and records. We also regularly audit internal controls. These controls and audits are designed to provide us with reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition, liabilities are recognized, and we are in compliance with all regulatory requirements.

As at October 31, 2011, we, as the bank’s Chief Executive Officer and Chief Financial Officer, have determined that the bank’s internal control over financial reporting is effective. We have certified Bank of Montreal’s annual filings with the CSA and with the SEC pursuant to National Instrument 52-109 and the Securities Exchange Act of 1934.

In order to provide their audit opinions on our consolidated financial statements and on the bank’s internal control over financial reporting, the Shareholders’ Auditors audit our system of internal controls and conduct work to the extent that they consider appropriate. Their audit opinion on the bank’s system of internal controls is set forth below.

The Board of Directors, based on recommendations from its Audit Committee, reviews and approves the financial information contained in the Annual Report, including the MD&A. The Board of Directors and its relevant committees oversee management’s responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls, compliance with legal and regulatory requirements, management and control of major risk areas, and assessment of significant and related party transactions.

The Audit Committee, which is comprised entirely of independent directors, is also responsible for selecting the Shareholders’ Auditors and reviewing the qualifications, independence and performance of both the Shareholders’ Auditors and internal audit. The Shareholders’ Auditors and the bank’s Chief Auditor have full and free access to the Board of Directors and its Audit and other relevant committees to discuss audit, financial reporting and related matters.

The Office of the Superintendent of Financial Institutions Canada conducts examinations and inquiries into the affairs of the bank as are deemed necessary to ensure that the provisions of the Bank Act, with respect to the safety of the depositors, are being duly observed and that the bank is in sound financial condition.

William A. Downe	Thomas E. Flynn	Canada
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer	December 6, 2011

112	BMO Financial Group 194th Annual Report 2011

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders and Board of Directors

of Bank of Montreal

We have audited the accompanying consolidated financial statements of Bank of Montreal, which comprise the consolidated balance sheets as at October 31, 2011 and October 31, 2010 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatements of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s prepa-

ration and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Bank of Montreal as at October 31, 2011 and October 31, 2010, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended October 31, 2011 in accordance with Canadian generally accepted accounting principles.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Bank of Montreal’s internal control over financial reporting as of October 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated December 6, 2011 expressed an unmodified (unqualified) opinion on the effectiveness of Bank of Montreal’s internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants

December 6, 2011

Toronto, Canada

BMO Financial Group 194th Annual Report 2011	113

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders and Board of Directors

of Bank of Montreal

We have audited Bank of Montreal’s internal control over financial reporting as of October 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Bank of Montreal’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Discussion and Analysis”. Our responsibility is to express an opinion on the Bank of Montreal’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Bank of Montreal maintained, in all material respects, effective internal control over financial reporting as of October 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Bank of Montreal as of October 31, 2011 and October 31, 2010 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information, and our report dated December 6, 2011 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

December 6, 2011

Toronto, Canada

114	BMO Financial Group 194th Annual Report 2011

Consolidated Balance Sheet

As at October 31 (Canadian $ in millions)	2011	2010
Assets
Cash and Cash Equivalents (Note 2)	$19,626	$17,368
Interest Bearing Deposits with Banks (Note 2)	3,968	3,186
Securities (Note 3)
Trading	71,579	71,710
Available-for-sale	58,684	50,543
Other	1,083	1,146
	131,346	123,399
Securities Borrowed or Purchased Under Resale Agreements (Note 4)	37,970	28,102
Loans (Notes 4 and 8)
Residential mortgages	54,454	48,715
Consumer instalment and other personal	59,445	51,159
Credit cards	2,251	3,308
Businesses and governments	84,953	68,338
	201,103	171,520
Customers’ liability under acceptances	7,227	7,001
Allowance for credit losses	(1,832)	(1,878)
	206,498	176,643
Other Assets
Derivative instruments (Note 10)	55,677	49,759
Premises and equipment (Note 11)	2,117	1,560
Goodwill (Note 13)	3,585	1,619
Intangible assets (Note 13)	1,562	812
Other (Note 14)	15,074	9,192
	78,015	62,942
Total Assets	$477,423	$411,640

Liabilities and Shareholders’ Equity
Deposits (Note 15)
Banks	$20,899	$19,435
Businesses and governments	159,746	130,773
Individuals	122,287	99,043
	302,932	249,251
Other Liabilities
Derivative instruments (Note 10)	51,400	47,970
Acceptances (Note 16)	7,227	7,001
Securities sold but not yet purchased (Note 16)	21,099	16,438
Securities lent or sold under repurchase agreements (Note 16)	39,163	47,110
Other (Note 16)	21,731	17,414
	140,620	135,933
Subordinated Debt (Note 17)	5,348	3,776
Capital Trust Securities (Note 18)	400	800
Shareholders’ Equity
Share capital (Note 20)	14,051	9,498
Contributed surplus	113	92
Retained earnings	14,275	12,848
Accumulated other comprehensive loss	(316)	(558)
	28,123	21,880
Total Liabilities and Shareholders’ Equity	$477,423	$411,640

The accompanying notes are an integral part of these consolidated financial statements.

William A. Downe	Philip S. Orsino
President and Chief Executive Officer	Chairman, Audit Committee

BMO Financial Group 194th Annual Report 2011	115

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

For the Year Ended October 31 (Canadian $ in millions, except as noted)	2011	2010	2009
Interest, Dividend and Fee Income
Loans	$8,348	$7,270	$7,960
Securities (Note 3)	2,437	2,134	2,427
Deposits with banks	130	74	186
	10,915	9,478	10,573
Interest Expense
Deposits	2,641	2,362	4,041
Subordinated debt	157	119	135
Capital trust securities (Note 18)	32	71	80
Other liabilities	1,006	691	747
	3,836	3,243	5,003
Net Interest Income	7,079	6,235	5,570
Provision for credit losses (Note 4)	857	1,049	1,603
Net Interest Income After Provision for Credit Losses	6,222	5,186	3,967
Non-Interest Revenue
Securities commissions and fees	1,186	1,048	973
Deposit and payment service charges	834	802	820
Trading revenues	571	504	723
Lending fees	577	572	556
Card fees	145	233	121
Investment management and custodial fees	495	355	344
Mutual fund revenues	633	550	467
Securitization revenues (Note 8)	821	678	929
Underwriting and advisory fees	512	445	397
Securities gains (losses), other than trading (Note 3)	172	150	(354)
Foreign exchange, other than trading	93	93	53
Insurance income	283	321	295
Other	317	224	170
	6,639	5,975	5,494
Net Interest Income and Non-Interest Revenue	12,861	11,161	9,461
Non-Interest Expense
Employee compensation (Notes 22 and 23)	4,881	4,364	4,385
Premises and equipment (Note 11)	1,566	1,343	1,281
Amortization of intangible assets (Note 13)	231	203	203
Travel and business development	382	343	309
Communications	259	229	221
Business and capital taxes	51	52	44
Professional fees	503	372	362
Other	732	684	576
	8,605	7,590	7,381
Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	4,256	3,571	2,080
Provision for income taxes (Note 24)	917	687	217
	3,339	2,884	1,863
Non-controlling interest in subsidiaries (Notes 16 and 18)	73	74	76
Net Income	$3,266	$2,810	$1,787
Preferred share dividends (Note 20)	$144	$136	$120
Net income available to common shareholders	$3,122	$2,674	$1,667
Average common shares (in thousands)	591,253	559,822	540,294
Average diluted common shares (in thousands)	593,555	563,125	542,313
Earnings Per Share (Canadian $) (Note 25)
Basic	$5.28	$4.78	$3.09
Diluted	5.26	4.75	3.08
Dividends Declared Per Common Share	2.80	2.80	2.80

The accompanying notes are an integral part of these consolidated financial statements.

116	BMO Financial Group 194th Annual Report 2011

Consolidated Statement of Comprehensive Income

For the Year Ended October 31 (Canadian $ in millions)	2011	2010	2009
Net income	$3,266	$2,810	$1,787
Other Comprehensive Income
Net change in unrealized gains (losses) on available-for-sale securities	(77)	35	554
Net change in unrealized gains (losses) on cash flow hedges	294	48	(244)
Net gain (loss) on translation of net foreign operations	25	(242)	(458)
Total Comprehensive Income	$3,508	$2,651	$1,639
Consolidated Statement of Changes in Shareholders’ Equity
For the Year Ended October 31 (Canadian $ in millions)	2011	2010	2009
Preferred Shares (Note 20)
Balance at beginning of year	$2,571	$2,571	$1,746
Issued during the year	290	–	825
Balance at End of Year	2,861	2,571	2,571
Common Shares (Note 20)
Balance at beginning of year	6,927	6,198	4,773
Issued during the year	–	–	1,000
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan (Note 20)	179	537	338
Issued under the Stock Option Plan (Note 22)	122	192	87
Issued on the exchange of shares of a subsidiary corporation	1	–	–
Issued on the acquisition of a business (Note 12)	3,961	–	–
Balance at End of Year	11,190	6,927	6,198
Contributed Surplus
Balance at beginning of year	92	79	69
Stock option expense/exercised (Note 22)	21	13	8
Premium on treasury shares	–	–	2
Balance at End of Year	113	92	79
Retained Earnings
Balance at beginning of year	12,848	11,748	11,632
Net income	3,266	2,810	1,787
Dividends – Preferred shares (Note 20)	(144)	(136)	(120)
– Common shares (Note 20)	(1,690)	(1,571)	(1,530)
Share issue expense	(5)	(3)	(32)
Treasury shares	–	–	11
Balance at End of Year	14,275	12,848	11,748
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of year	515	480	(74)
Unrealized gains (losses) on available-for-sale securities arising during the year (net of income tax (provision) of $(13), $(21) and $(253))	(9)	108	491
Reclassification to earnings of (gains) losses in the year (net of income tax provision (recovery) of $30, $25 and $(26))	(68)	(73)	63
Balance at End of Year	438	515	480
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of year	62	14	258
Gains (losses) on cash flow hedges arising during the year (net of income tax (provision) recovery of $(135), $(69) and $64)	323	154	(153)
Reclassification to earnings of (gains) on cash flow hedges (net of income tax provision of $12, $48 and $44)	(29)	(106)	(91)
Balance at End of Year	356	62	14
Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of year	(1,135)	(893)	(435)
Unrealized loss on translation of net foreign operations	(83)	(725)	(1,331)
Impact of hedging unrealized loss on translation of net foreign operations (net of income tax (recovery) of $(41), $(206) and $(382))	108	483	873
Balance at End of Year	(1,110)	(1,135)	(893)
Total Accumulated Other Comprehensive Loss	(316)	(558)	(399)
Total Shareholders’ Equity	$28,123	$21,880	$20,197
The accompanying notes are an integral part of these consolidated financial statements.

BMO Financial Group 194th Annual Report 2011	117

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

For the Year Ended October 31 (Canadian $ in millions)	2011	2010	2009
Cash Flows from Operating Activities
Net income	$3,266	$2,810	$1,787
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading (Note 3)	4	40	301
Net (gain) loss on securities, other than trading (Note 3)	(176)	(190)	53
Net (increase) decrease in trading securities	(512)	(13,707)	7,207
Provision for credit losses (Note 4)	857	1,049	1,603
(Gain) on sale of securitized loans (Note 8)	(610)	(496)	(700)
Change in derivative instruments – (Increase) decrease in derivative asset	(6,512)	(2,803)	14,010
– Increase (decrease) in derivative liability	4,140	4,775	(9,510)
Amortization of premises and equipment (Note 11)	304	267	269
(Gain) on sales of land and buildings	(1)	(4)	(10)
Amortization of intangible assets (Note 13)	231	203	203
Net (increase) decrease in future income taxes	(32)	(62)	186
Net (increase) decrease in current income taxes	121	(229)	296
Change in accrued interest – (Increase) decrease in interest receivable	(20)	(75)	387
– Increase (decrease) in interest payable	64	(119)	(492)
Changes in other items and accruals, net	(552)	1,957	(2,796)
Net Cash Provided by (Used in) Operating Activities	572	(6,584)	12,794
Cash Flows from Financing Activities
Net increase (decrease) in deposits	16,700	14,633	(11,149)
Net increase (decrease) in securities sold but not yet purchased	4,842	4,662	(6,446)
Net increase (decrease) in securities lent or sold under repurchase agreements	(7,686)	2,043	17,467
Net decrease in liabilities of subsidiaries	(3,447)	(10)	(113)
Proceeds from issuance of Covered Bonds	3,495	2,129	–
Repayment of subordinated debt (Note 17)	–	(500)	(140)
Proceeds from issuance of subordinated debt (Note 17)	1,500	–	–
Redemption of Capital Trust Securities (Note 18)	(400)	(350)	–
Redemption of preferred share liability (Note 20)	–	–	(250)
Proceeds from issuance of preferred shares (Note 20)	290	–	825
Proceeds from issuance of common shares (Note 20)	129	197	1,087
Share issue expense	(5)	(3)	(32)
Cash dividends paid	(1,661)	(1,175)	(1,312)
Net Cash Provided by (Used in) Financing Activities	13,757	21,626	(63)
Cash Flows from Investing Activities
Net decrease in interest bearing deposits with banks	1,008	383	8,656
Purchases of securities, other than trading	(27,093)	(28,587)	(41,041)
Maturities of securities, other than trading	14,313	13,879	10,800
Proceeds from sales of securities, other than trading	15,908	15,329	18,917
Net (increase) in loans	(10,983)	(17,531)	(3,107)
Proceeds from securitization of loans (Note 8)	5,657	4,279	6,796
Net (increase) decrease in securities borrowed or purchased under resale agreements	(9,974)	6,725	(10,985)
Proceeds from sales of land and buildings	1	5	17
Premises and equipment – net purchases	(369)	(207)	(204)
Purchased and developed software – net purchases	(271)	(274)	(176)
Purchase of Troubled Asset Relief Program preferred shares and warrants	(1,642)	–	–
Acquisitions (Note 12)	677	(1,029)	(328)
Net Cash Used in Investing Activities	(12,768)	(7,028)	(10,655)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	697	(601)	(1,255)
Net Increase in Cash and Cash Equivalents	2,258	7,413	821
Cash and Cash Equivalents at Beginning of Year	17,368	9,955	9,134
Cash and Cash Equivalents at End of Year	$19,626	$17,368	$9,955
Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$18,270	$16,693	$8,656
Cheques and other items in transit, net	1,356	675	1,299
	$19,626	$17,368	$9,955
Supplemental Disclosure of Cash Flow Information
Amount of interest paid in the year	$3,772	$3,371	$5,507
Amount of income taxes paid (refunded) in the year	$787	$897	$(232)

The accompanying notes are an integral part of these consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

118	BMO Financial Group 194th Annual Report 2011

Notes to Consolidated Financial Statements

Note 1: Basis of Presentation

We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), including interpretations of GAAP by our regulator, the Office of the Superintendent of Financial Institutions Canada (“OSFI”). We have included certain risk disclosures on pages 83 to 90 in the 2011 Management’s Discussion and Analysis. To clearly identify these disclosures, which form an integral part of these consolidated financial statements, they are presented in a blue-tinted font (text and tables).

We reconcile our Canadian GAAP results to those that would be reported under United States GAAP. Significant differences in consolidated total assets, total liabilities or net income arising from applying United States GAAP are described in Note 30. In addition, our consolidated financial statements comply with certain disclosure requirements of United States GAAP and the United States Securities and Exchange Commission (“SEC”) that are applicable to us.

Basis of Consolidation

We conduct business through a variety of corporate structures, including subsidiaries and joint ventures. Subsidiaries are those where we exercise control through our ownership of the majority of the voting shares. Joint ventures are those where we exercise joint control through an agreement with other shareholders. All of the assets, liabilities, revenues and expenses of our subsidiaries and our proportionate share of the assets, liabilities, revenues and expenses of our joint ventures are included in our consolidated financial statements. All significant inter-company transactions and balances are eliminated.

We hold investments in companies where we exert significant influence over operating, investing and financing decisions (those where we own between 20% and 50% of the voting shares). These are recorded at cost and are adjusted for our proportionate share of any net income or loss, comprehensive income or loss and dividends. They are recorded as other securities in our Consolidated Balance Sheet and our proportionate share of the net income or loss of these companies is recorded in interest, dividend and fee income, securities, in our Consolidated Statement of Income.

We hold interests in variable interest entities (“VIEs”), which we consolidate where we are the primary beneficiary. These are more fully described in Note 9.

Translation of Foreign Currencies

We conduct business in a variety of foreign currencies and report our consolidated financial statements in Canadian dollars. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated into Canadian dollars at historical rates. Revenues and expenses denominated in foreign currencies are translated using the average exchange rate for the year.

Unrealized gains and losses arising from translating net investments in foreign operations into Canadian dollars, net of related hedging activities and applicable income taxes, are included in shareholders’ equity within accumulated other comprehensive loss on translation of net foreign operations. When we sell or liquidate an investment in a foreign operation, the associated translation gains and losses, previously included in shareholders’ equity as accumulated other comprehensive loss on translation of net foreign operations, are recorded as part of the gain or loss on disposition. All other foreign currency translation gains and losses are included in foreign exchange, other than trading, in our Consolidated Statement of Income as they arise.

From time to time, we enter into foreign exchange hedge contracts to reduce our exposure to changes in the value of foreign currencies. Realized and unrealized gains and losses on the mark-to-market of foreign exchange contracts related to economic hedges are included in foreign exchange, other than trading, in our Consolidated Statement of Income. Changes in fair value on forward contracts that qualify as accounting hedges are recorded in other comprehensive income, with the spot/forward differential (the difference between the foreign currency rate at inception of the contract and the rate at the end of the contract) being recorded in interest expense over the term of the hedge.

Specific Accounting Policies

To facilitate a better understanding of our consolidated financial statements, we have disclosed our significant accounting policies throughout the following notes with the related financial disclosures by major caption:

Note	Topic	Page	Note	Topic	Page
1	Basis of Presentation	119	18	Capital Trust Securities	151
2	Cash Resources and Interest Bearing Deposits with Banks		19	Interest Rate Risk	152
			20	Share Capital	154
		122	21	Capital Management	156
3	Securities	122	22	Employee Compensation – Stock-Based Compensation
4	Loans, Customers’ Liability under Acceptances and Allowance for Credit Losses				156
			23	Employee Compensation – Pension and Other Employee Future Benefits
		126
5	Other Credit Instruments	129			158
6	Risk Management	129	24	Income Taxes	164
7	Guarantees	132	25	Earnings Per Share	166
8	Asset Securitization	133	26	Operating and Geographic Segmentation
9	Variable Interest Entities	136			167
10	Derivative Instruments	138	27	Related Party Transactions	169
11	Premises and Equipment	145	28	Contingent Liabilities	170
12	Acquisitions	145	29	Fair Value of Financial Instruments
13	Goodwill and Intangible Assets	147			171
14	Other Assets	148	30	Reconciliation of Canadian and United States Generally Accepted Accounting Principles
15	Deposits	148
16	Other Liabilities	149
17	Subordinated Debt	150			176

Changes in Accounting Policy

During the 2011 and 2010 fiscal years, there were no changes in Canadian GAAP accounting policies or disclosure requirements.

Future Changes in Accounting Policy

Transition to International Financial Reporting Standards

Canadian public companies are required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), for fiscal years beginning on or after January 1, 2011. For reporting periods commencing November 1, 2011, we will adopt IFRS as the basis for preparing our consolidated financial statements. We will report our financial results for the quarter ended January 31, 2012 prepared on an IFRS basis.

We will also provide comparative data on an IFRS basis, including an opening balance sheet as at November 1, 2010 (“transition date”). We have included new IFRS disclosure requirements in these financial statements, where appropriate. We have enhanced our disclosure in Note 11 – Premises and Equipment; Note 13 – Goodwill and Intangible Assets; Note 22 – Employee Compensation – Stock-Based Compensation; Note 23 – Employee Compensation – Pension and Other Employee Future Benefits; and Note 24 – Income Taxes to include certain IFRS disclosure requirements.

The differences between our accounting policies and IFRS requirements, combined with our decisions on the optional exemptions from retroactive application of IFRS, will result in measurement and recognition differences on transition to IFRS. The net impact of these differences will be recorded in opening retained earnings, affecting shareholders’ equity, with the exception of the accumulated other

BMO Financial Group 194th Annual Report 2011	119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

comprehensive loss on the translation of foreign operations (described below under cumulative translation differences), as this is already recorded in shareholders’ equity. These impacts will also extend to our capital ratios, with the exception of the change related to accumulated other comprehensive loss on translation of foreign operations, which will have no impact on our capital ratios.

The following information is provided to assist readers of our financial statements to better understand the expected effects of our adoption of IFRS on our consolidated financial statements. This information reflects our first-time adoption transition elections under IFRS 1, the standard for first-time adoption, our accounting policy choices under IFRS and the significant accounting changes resulting from our adoption of IFRS. The general principle under IFRS 1 is retroactive application, such that our opening balance sheet for the comparative year financial statements is to be restated as though the bank had always applied IFRS with the net impact shown as an adjustment to opening retained earnings. However, IFRS 1 contains mandatory exceptions and permits certain optional exemptions from full retroactive application. In preparing our preliminary opening balance sheet in accordance with IFRS 1, we have applied certain of the optional exemptions and the mandatory exceptions from full retroactive application of IFRS as described below.

Exemptions from Full Retroactive Application Elected

We have elected to apply the following optional exemptions from full retroactive application:

•

Pension and other employee future benefits – We have elected to recognize all cumulative actuarial gains and losses as at November 1, 2010 in opening retained earnings for all of our employee benefit plans.

•

Business combinations – We have elected not to apply IFRS 3, the standard for accounting for business combinations, retroactively in accounting for business combinations that took place prior to November 1, 2010.

•

Share-based payment transactions – We have elected not to go back and apply IFRS 2, the standard for accounting for share-based payments, in accounting for equity instruments granted on or before November 7, 2002, and equity instruments granted after November 7, 2002, that have vested by the transition date. We have also elected not to go back and apply IFRS 2 in accounting for liabilities arising from cash-settled share-based payment transactions that we settled prior to the transition date.

•

Cumulative translation differences – We have elected to reset the accumulated other comprehensive loss on translation of foreign operations to $nil at the transition date, with the adjustment recorded in opening retained earnings.

•

Derecognition of financial assets and financial liabilities – We have elected to apply to our securitized loans the derecognition provision of IAS 39, Financial Instruments: Recognition and Measurement prospectively in accounting for securitization transactions occurring on or after January 1, 2004.

•

Designation of previously recognized financial instruments – We have elected to designate $3,477 million of Canada Mortgage Bonds as available-for-sale securities on the transition date. Available-for-sale securities are measured at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss). These bonds were previously designated as held for trading and were measured at fair value with changes in fair value recorded in trading revenues. These bonds provided an economic hedge associated with the sale of the mortgages through a third-party securitization program under Canadian GAAP. Under IFRS, this economic hedge is no longer required as these mortgages will remain on our balance sheet.

Mandatory Exceptions to Retroactive Application

We have applied the following mandatory exceptions to full retroactive application:

•	Hedge accounting – Only hedging relationships that satisfied the hedge accounting criteria of IFRS as of the transition date are recorded as hedges in our results under IFRS.
•	Estimates – Hindsight was not used to create or revise estimates, and accordingly, the estimates previously made by us under Canadian GAAP are consistent with their application under IFRS.

Accounting Policy Choices

We have selected the following accounting policies in the areas where IFRS provides alternative choices:

•

Pension and other employee future benefits – We have chosen to defer our unrecognized market-related gains or losses on pension fund assets and the impact of changes in discount rates or from plan experience being different from management’s expectations on pension obligations (market-related amounts) on our balance sheet. We will amortize amounts in excess of 10% of our plan assets or benefit liability balances to pension expense over the expected remaining service period of active employees. This policy is consistent with our policy under current Canadian GAAP. The alternative choice available under IFRS was to record market-related amounts directly in equity.

•

Merchant banking investments – We have chosen to designate certain investments at fair value through profit or loss. Subsequent changes in fair value will be recorded in income as they occur. Investments not designated at fair value through profit or loss will be recorded as either available-for-sale securities, equity accounted investments, or loans, depending on the characteristics of each investment. Under Canadian GAAP, we record all our merchant banking investments at fair value, with changes in fair value recorded in income as they occur.

•

Joint venture investment – We have chosen to account for our joint venture investment using the proportionate consolidation method. This policy is consistent with our policy under current Canadian GAAP. The alternative choice available under IFRS was to account for joint venture investments using the equity method of accounting.

Significant Accounting Changes Resulting from our Adoption of IFRS

The main accounting changes listed should not be considered a comprehensive list of the impacts of adopting IFRS, but rather the most significant of certain key changes. The preliminary unaudited restated opening balance sheet as at November 1, 2010 on an IFRS basis is presented in the Future Changes in Accounting Policies – IFRS section of the Management’s Discussion and Analysis on pages 73 to 77 of this report.

Pension and Other Employee Future Benefits

Actuarial gains and losses consist of market-related gains and losses on pension fund assets and the impact of changes in discount rates and other assumptions or from plan experience being different from management’s expectations on pension obligations. Under Canadian GAAP, these amounts are deferred and only amounts in excess of 10% of our plan asset or benefit liability balances are recorded in pension expense over the expected remaining service period of active employees. Under IFRS, we elected to recognize all cumulative actuarial gains and losses as at November 1, 2010, in opening retained earnings for all of our employee benefit plans.

Asset Securitization

Securitization primarily involves the sale of loans originated by us to off-balance sheet entities or trusts (securitization programs). Under Canadian GAAP, we account for transfers of loans to our securitization programs and to third-party securitization programs as sales when control over the loans is given up and consideration other than notes issued by the securitization vehicle has been received. Under IFRS, financial assets are derecognized only when substantially all risks and rewards have been transferred as determined under the derecognition criteria contained in the IFRS financial instruments standard (IAS 39). Control is only considered when substantially all risks and rewards have been neither transferred nor retained.

Under IFRS, credit card loans and mortgages sold through these securitization programs do not qualify for derecognition as we have determined that the transfer of these loans and mortgages has not resulted in the transfer of substantially all the risk and rewards. This has

120	BMO Financial Group 194th Annual Report 2011

resulted in the associated assets and liabilities being recognized on our Consolidated Balance Sheet and gains previously recognized in income under Canadian GAAP being reversed at the transition date. Under IFRS, the credit card loans and mortgages sold through our securitization vehicles and through the Canada Mortgage Bond program and to the National Housing Act Mortgage-Backed Securities program will remain on our Consolidated Balance Sheet. Under Canadian GAAP, the credit card loans and mortgages sold through these programs were removed from our Consolidated Balance Sheet.

Under Canadian GAAP, mortgages converted into mortgage-backed securities that have not yet been sold to one of the securitization programs are recorded at fair value as available-for-sale securities, with all mark-to-market adjustments recorded in accumulated other comprehensive income (loss). Under IFRS, these mortgages are classified as loans and recorded at amortized cost; the associated mark-to-market adjustments recorded in accumulated other comprehensive income (loss) under Canadian GAAP are reversed through retained earnings at the transition date.

Additional information on our asset securitizations is included in Note 8.

Consolidation

The IFRS consolidation requirements primarily impact entities defined as variable interest entities (“VIEs”) under Canadian GAAP or special purpose entities (“SPEs”) under IFRS, with which we have entered into arrangements in the normal course. Under Canadian GAAP, the conclusion as to whether an entity should be consolidated is determined by using three different models: voting rights, VIEs and qualifying special purpose entities (“QSPEs”). Under the voting rights model, ownership of the majority of the voting shares leads to consolidation, unless control does not rest with the majority owners. Under the VIE model, VIEs are consolidated if the investments we hold in these entities or the relationships we have with them result in our being exposed to the majority of their expected losses, being able to benefit from the majority of their expected returns, or both. Under the QSPE model, an entity that qualifies as a QSPE is not consolidated. Under IFRS, an entity is consolidated if it is controlled by the reporting company, as determined under the criteria contained in the IFRS consolidated and separate financial statements standard (IAS 27) and, where appropriate, SIC-12 (an interpretation of IAS 27). As with Canadian GAAP, ownership of the majority of the voting shares leads to consolidation, unless control does not rest with the majority owners. For an SPE, our analysis considers whether the activities of the SPE are conducted on our behalf, our exposure to the SPE’s risks and benefits, our decision-making powers over the SPE, and whether these considerations demonstrate that we, in substance, control the SPE and therefore must consolidate it. There is no concept of a QSPE under IFRS.

Under IFRS we are required to consolidate our Canadian credit protection vehicle, our U.K. structured investment vehicles (“SIVs”), our U.S. customer securitization vehicle, BMO Capital Trust II and BMO Subordinated Notes Trust. Under Canadian GAAP, we are not required to consolidate these VIEs. For five of our eight Canadian customer securitization vehicles, the requirements to consolidate were not met under IFRS, a result that is consistent with the accounting treatment for the vehicles under Canadian GAAP.

Information on all our VIEs, including total assets, our exposure to loss and our assessment of the consolidation requirement under Canadian GAAP, is included in Note 9. Information on BMO Capital Trust II and BMO Subordinated Notes Trust is included in Notes 17 and 18.

Acquisition of Marshall & Ilsley Corporation (“M&I”)

Under Canadian GAAP, the M&I purchase price is based on an average of the market price of the shares over a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Under IFRS, the purchase price is based on the market price of the shares at the closing date of the transaction. Additionally, acquisition costs are capitalized under Canadian GAAP and classified as goodwill.

IFRS requires acquisition costs to be expensed. When we transition to IFRS in fiscal 2012, we will restate the acquisition of M&I and reflect these differences in our comparative year.

Non-controlling Interest

Under Canadian GAAP, non-controlling interest in subsidiaries is reported as other liabilities. Under IFRS, non-controlling interest in subsidiaries is reported as equity.

Translation of Net Foreign Operations

We have elected to reset the accumulated other comprehensive loss on translation of net foreign operations to $nil at the transition date, with the adjustment recorded in opening retained earnings.

Reinsurance

Under Canadian GAAP, reinsurance recoverables related to our life insurance business are offset against the related insurance liabilities. Under IFRS, reinsurance recoverable and insurance liabilities will be presented on a gross basis on our Consolidated Balance Sheet.

Future Replacement or Revision of Certain IFRS Standards

Financial Instruments

The IASB has released IFRS 9, a new standard for the classification and measurement of financial assets and financial liabilities. This is the first phase of a three-phase project to replace the current standard for accounting for financial instruments. The new standard specifies that financial assets are measured at either amortized cost or fair value on the basis of the reporting entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. The classification and measurement of financial liabilities remain generally unchanged; however fair value changes attributable to changes in the credit risk for financial liabilities designated as at fair value through profit or loss are to be recorded in other comprehensive income unless the treatment would create or enlarge an accounting mismatch in profit or loss. These amounts are not subsequently reclassified to income but may be transferred within equity. The remaining change in the fair value of the liability continues to be recorded in income. The other phases of this project, which are currently under development, address impairment and hedge accounting. The IASB has tentatively decided that the effective date of this new standard will be deferred for two years from the originally proposed effective date, which will make it effective for us on November 1, 2015. We are assessing the impact of this new standard on our future financial results in conjunction with the completion of the other phases of the IASB’s financial instruments project.

Employee Benefits

The IASB has revised the standard on employee benefits. Under the new standard, service costs and net investment income (expense), which is calculated by applying the discount rate to the net benefit asset (liability) are recorded in income. As a result, a funding deficit will result in interest expense and a funding surplus will result in interest income, reflecting the financing effect of the amount owed to or from the plan. Under the prior standard, interest income could be earned on a plan with a funding deficit if the expected return on assets exceeded the interest cost on the benefit liability. Actuarial gains and losses consisting of market-related gains or losses on pension funds assets and the impact of changes in discount rates or assumptions or from plan experience being different from management’s expectations on pension obligations will be recognized immediately in equity and may no longer be deferred and amortized. This new standard is effective for us on November 1, 2013. We are currently assessing the impact of this revised standard on our future financial results.

BMO Financial Group 194th Annual Report 2011	121

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value Measurement

The IASB has issued a new standard for fair value measurement that is effective for our interim and annual financial statements beginning on

November 1, 2013. The standard provides a common definition of fair value and establishes a framework for measuring fair value. We do not expect this new standard to have an impact on how we determine fair value.

Consolidated Financial Statements

The IASB has issued a new standard on consolidation that replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. This new standard provides a single consolidation model that identified control as the basis for consolidation for all types of entities. This new standard is effective for us on November 1, 2013. We are currently assessing the impact of this revised standard on our future financial results.

Investment in Associates and Joint Ventures

The IASB has amended IAS 28 to require that investments in joint ventures be accounted for using the equity method. This new standard is effective for us on November 1, 2013. This new standard will not have a significant impact on future financial results.

Use of Estimates

In preparing our consolidated financial statements we must make estimates and assumptions, mainly concerning fair values, which affect reported amounts of assets, liabilities, net income and related disclosures. The most significant assets and liabilities for which we must make estimates include: measurement of other than temporary impairment – Note 3; valuation of securities at fair value – Note 3; allowance for credit losses – Note 4; accounting for securitizations – Note 8; consolidation of variable interest entities – Note 9; valuation of derivative instruments at fair value – Note 10; fair value of assets acquired and liabilities assumed as a result of acquisitions – Note 12; goodwill and intangible assets – Note 13; insurance-related liabilities – Note 16; pension and other employee future benefits – Note 23; income taxes –Note 24; contingent liabilities – Note 28; and fair value of financial instruments – Note 29. If actual results differ from the estimates, the impact would be recorded in future periods.

Note 2: Cash Resources and Interest Bearing Deposits with Banks

(Canadian $ in millions)	2011	2010
Cash and deposits with Bank of Canada and other banks	18,270	16,693
Cheques and other items in transit, net	1,356	675
Total cash and cash equivalents	19,626	17,368

Cheques and Other Items in Transit, Net

Cheques and other items in transit are recorded at cost and represent the net position of the uncleared cheques and other items in transit between us and other banks.

Cash Restrictions

Some of our foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation, amounting to $521 million as at October 31, 2011 ($461 million as at October 31, 2010).

Interest Bearing Deposits with Banks

Deposits with banks are recorded at amortized cost and include acceptances we have purchased that were issued by other banks. Interest income earned on these deposits is recorded on an accrual basis.

Note 3: Securities

Securities

Securities are divided into three types, each with a different purpose and accounting treatment. The three types of securities we hold are as follows:

Trading securities are securities that we purchase for resale over a short period of time. We report these securities at their fair value and record the fair value changes and transaction costs in our Consolidated Statement of Income in trading revenues.

Fair Value Option

Securities designated as trading under the fair value option are financial instruments that may be accounted for at fair value, with changes in fair value recorded in income provided they meet certain criteria. Securities designated as trading under the fair value option must have reliably measurable fair value and satisfy one of the following criteria established by OSFI: (1) accounting for them at fair value eliminates or significantly reduces an inconsistency in measurement or recognition that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on a different basis; (2) the securities are part of a group of financial assets, financial liabilities or both that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and is reported to key management personnel on a fair value basis; or (3) the securities are hybrid financial instruments with one or more embedded derivatives that would otherwise be required to be bifurcated and accounted for separately from the host contract. Financial instruments must be designated when they are acquired, and the designation is irrevocable. Had the fair value option not been elected on these securities, they would be accounted for as available-for-sale securities with unrealized gains and losses recorded in other comprehensive income.

Securities held by our insurance subsidiaries that support our insurance liabilities are designated as trading securities under the fair value option. Since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them, electing the fair value option for these investments better aligns the accounting result with the way the portfolio is managed. The fair value of these securities as at October 31, 2011 was $4,965 million ($4,153 million in 2010). The impact of recording these as trading securities was an increase in non-interest revenue, insurance income of $59 million for the year ended October 31, 2011 (increase of $298 million in 2010).

Available-for-sale securities consist of debt and equity securities that may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs.

Available-for-sale securities are measured at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) on available-for-sale securities in our Consolidated

122	BMO Financial Group 194th Annual Report 2011

Statement of Changes in Shareholders’ Equity until the security is sold, or if an unrealized loss is considered other than temporary. Gains and losses on disposal and other than temporary impairment losses are recorded in our Consolidated Statement of Income in securities gains (losses), other than trading. Interest income earned and dividends received on available-for-sale securities are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities. Available-for-sale securities whose sale is restricted are recorded at amortized cost. We have not classified any of our securities as held-to-maturity.

Investments made by our insurance operations are classified as available-for-sale or other securities, except for investments that support the policy benefit liabilities on our insurance contracts, which are designated as trading securities under the fair value option as discussed above. Interest and other fee income on available-for-sale securities is recognized when earned in our Consolidated Statement of Income in non-interest revenue, insurance income.

Transaction costs for non-trading securities are expensed.

Merchant banking investments, which are included in other securities in our Consolidated Balance Sheet, are securities held by our merchant banking subsidiaries. These subsidiaries account for their investments at fair value, with changes in fair value recorded in our Consolidated Statement of Income in securities gains (losses), other than trading as they occur.

We account for all of our securities transactions using settlement date accounting on our Consolidated Balance Sheet. For securities classified or designated as trading, changes in fair value between the trade date and settlement date are recorded in net income. For available-for-sale securities, changes in fair value between the trade date and settlement date are recorded in other comprehensive income.

Impairment Review

We review available-for-sale securities and investments where we exert significant influence, but not control, at each quarter end to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if its unrealized losses represent impairment that is considered to be other than temporary.

In determining whether a loss is temporary, factors considered include the extent of the unrealized loss, the length of time that the security has been in an unrealized loss position, the financial condition and near-term prospects of the issuer, and our intention or obligation to sell the investment before any anticipated recovery. If the decline is considered not to be temporary, a write-down is recorded in our Consolidated Statement of Income in securities gains (losses), other than trading.

For debt securities classified as available-for-sale, a previous impairment loss is reversed through net income if an event occurs after the impairment was recognized that can be objectively attributed to an increase in fair value.

As at October 31, 2011, we had 295 available-for-sale securities (118 in 2010) with unrealized losses totalling $52 million (unrealized losses of $25 million in 2010). Of these available-for-sale securities, 20 have been in an unrealized loss position continuously for more than one year (54 in 2010), amounting to an unrealized loss position of $8 million (unrealized loss position of $10 million in 2010). Unrealized losses on these instruments, excluding corporate equities, resulted from changes in interest rates and not from deterioration in the credit worthiness of the issuers. We expect full recovery of principal and interest payments from certain debt securities due to governmental support and/or over-collateralization provided. The share prices and valuations of many equity securities that we hold have also appreciated from earlier levels. Based on these factors and our intention to not sell these securities before any anticipated recovery, we have determined that the unrealized losses are temporary in nature.

We did not own any securities issued by a single non-government entity where the book value, as at October 31, 2011 or 2010, was greater than 10% of our shareholders’ equity.

Included in other securities are investments where we exert significant influence, but not control, of $187 million and $196 million as at October 31, 2011 and 2010, respectively.

Fair Value Measurement

For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid prices. For securities where market quotes are not available, we use estimation techniques to determine fair value. These estimation techniques include discounted cash flows, internal models that utilize observable market data or comparisons with other securities that are substantially the same. In limited circumstances, we use internal models where the inputs are not based on observable market data. Further discussion of fair value measurement is included in Note 29.

Transferred Portfolio

During October 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued amendments to Handbook section 3855 “Financial Instruments – Recognition and Measurement”, section 3861 “Financial Instruments – Disclosure and Presentation” and section 3862 “Financial Instruments – Disclosure”. The amendments permit, in rare circumstances, certain reclassifications of non-derivative financial assets from the trading category to either the available-for-sale or held-to-maturity categories. They also permit the reclassification of certain available-for-sale loans to loans and receivables.

We elected to transfer from trading to available-for-sale those securities for which we had a change in intent to hold the securities for the foreseeable future rather than to exit or trade them in the short term due to market circumstances at that time. In accordance with the amendments, we recognized the transfers at the fair value of the securities on August 1, 2008.

A continuity of the transferred securities is as follows:

For the year ended October 31 (Canadian $ in millions)	2011	2010
Fair value of securities at beginning of year	435	1,378
Net sales	(324)	(928)
Change in fair value recorded in other comprehensive income	5	55
Other than temporary impairment recorded in income	(2)	(17)
Impact of foreign exchange	(5)	(53)
Fair value of securities at end of year	109	435

As of the reclassification date, effective interest rates on reclassified trading assets ranged from 2% to 17%, with expected recoverable cash flows of $2.2 billion. Ranges of effective interest rates were determined based on weighted-average rates for the portfolios transferred.

Fair value changes recorded in other comprehensive income would have resulted in a gain of $5 million being recorded in income for the year ended October 31, 2011 (gain of $55 million in 2010) if the securities had not been transferred from trading to available-for-sale. Interest and dividend income of $9 million related to the transferred securities was recorded in interest, dividend and fee income, securities in our Consolidated Statement of Income for the year ended October 31, 2011 ($26 million in 2010).

BMO Financial Group 194th Annual Report 2011	123

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions, except as noted)	Term to maturity					2011	2010
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	3,997	5,828	3,690	2,248	1,843	17,606	16,004
Canadian provincial and municipal governments	909	380	508	1,339	2,878	6,014	3,915
U.S. federal government	752	2,462	1,760	816	84	5,874	8,060
U.S. states, municipalities and agencies	123	34	106	112	227	602	1,054
Other governments	94	265	535	255	–	1,149	1,365
Mortgage-backed securities and collateralized mortgage obligations	3	–	18	177	566	764	1,070
Corporate debt	2,217	2,643	2,003	1,918	4,349	13,130	12,372
Corporate equity (1)	1	2	–	–	26,437	26,440	27,870
Total trading securities (2)	8,096	11,614	8,620	6,865	36,384	71,579	71,710
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	1,662	10,982	2,171	1,492	–	16,307	14,451
Fair value	1,665	11,170	2,184	1,616	–	16,635	14,701
Yield (%)	2.53	2.30	1.62	3.75	–	2.37	2.95
Canadian provincial and municipal governments
Amortized cost	478	680	51	155	120	1,484	1,623
Fair value	517	638	56	155	121	1,487	1,695
Yield (%)	2.76	1.43	1.86	2.56	3.25	2.14	2.19
U.S. federal government
Amortized cost	871	1,542	296	1,789	–	4,498	5,440
Fair value	871	1,544	300	1,955	–	4,670	5,658
Yield (%)	0.15	0.30	1.13	2.88	–	1.35	1.82
U.S. states, municipalities and agencies
Amortized cost	1,728	694	536	430	165	3,553	4,182
Fair value	1,730	725	536	462	174	3,627	4,257
Yield (%)	1.45	3.99	0.33	5.45	5.06	2.43	2.60
Other governments
Amortized cost	3,482	4,151	890	1	–	8,524	10,013
Fair value	3,484	4,153	891	1	–	8,529	10,042
Yield (%)	1.60	2.38	2.00	2.60	–	2.02	2.29
Mortgage-backed securities and collateralized mortgage obligations – Canada (3)
Amortized cost	–	1,796	8,419	–	–	10,215	7,945
Fair value	–	1,862	8,638	–	–	10,500	8,229
Yield (%)	–	1.70	2.31	–	–	2.20	2.38
Mortgage-backed securities and collateralized mortgage obligations – U.S.
Amortized cost	15	23	15	215	4,754	5,022	652
Fair value	15	23	16	223	4,849	5,126	683
Yield (%)	0.69	1.17	3.24	3.10	1.99	2.03	4.27
Corporate debt
Amortized cost	1,614	2,030	2,674	263	68	6,649	4,476
Fair value	1,646	2,102	2,701	274	67	6,790	4,592
Yield (%)	2.09	2.48	1.88	4.19	2.80	2.21	2.71
Corporate equity (1)
Amortized cost	108	67	34	84	1,011	1,304	662
Fair value	112	69	38	84	1,017	1,320	686
Yield (%)	4.42	2.36	4.73	0.06	0.89	1.30	2.21
Total cost or amortized cost (4)	9,958	21,965	15,086	4,429	6,118	57,556	49,444
Total fair value	10,040	22,286	15,360	4,770	6,228	58,684	50,543
Yield (%)	1.77	2.17	2.03	3.45	1.92	2.13	2.53
Other Securities
Carrying value	148	141	239	269	286	1,083	1,146
Fair value	148	141	239	269	420	1,217	1,180
Total cost or amortized cost of securities	18,202	33,720	23,945	11,563	42,788	130,218	122,300
Total carrying value of securities	18,284	34,041	24,219	11,904	42,898	131,346	123,399
Total by Currency (in Canadian $ equivalent)
Canadian dollar	9,238	23,505	17,255	6,727	31,681	88,406	75,533
U.S. dollar	7,189	8,351	5,766	4,858	11,134	37,298	40,673
Other currencies	1,857	2,185	1,198	319	83	5,642	7,193
Total securities	18,284	34,041	24,219	11,904	42,898	131,346	123,399

(1)	For preferred shares, term to maturity is based on dividend reset dates. For other equities, term to maturity is assumed to be over 10 years unless specified otherwise. We generally hedge our exposure to corporate equities.
(2)	As at October 31, 2009, the total fair value for trading securities is $59,071 million, with $3,021 million and $756 million in U.S. federal government and U.S. states, municipalities and agencies, respectively.
(3)	These amounts are supported by insured mortgages.
(4)	As at October 31, 2009, the total fair value for available-for-sale securities is $49,602 million, with $1,136 million and $5,993 million in U.S. federal government and U.S. states, municipalities and agencies, respectively.

Yields in the table above are calculated using the cost or amortized cost of the security and the contractual interest or stated dividend rates associated with each security adjusted for any amortization of premiums and discounts. Tax effects are not taken into consideration. The term to maturity included in the table above is based on the contractual maturity date of the security. The term to maturity of mortgage-backed securities and collateralized mortgage obligations is based on average expected maturities. Actual maturities could differ as issuers may have the right to call or prepay obligations. Securities with no maturity date are included in the over 10 years category.

124	BMO Financial Group 194th Annual Report 2011

Unrealized Gains and Losses (Canadian $ in millions)	Available-for-sale securities			2011	Available-for-sale securities			2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	16,307	346	18	16,635	14,451	251	1	14,701
Canadian provincial and municipal governments	1,484	3	–	1,487	1,623	74	2	1,695
U.S. federal government	4,498	172	–	4,670	5,440	218	–	5,658
U.S. states, municipalities and agencies	3,553	76	2	3,627	4,182	77	2	4,257
Other governments	8,524	13	8	8,529	10,013	32	3	10,042
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	10,215	285	–	10,500	7,945	284	–	8,229
Mortgage-backed securities and collateralized mortgage obligations – U.S.	5,022	105	1	5,126	652	31	–	683
Corporate debt (2)	6,649	157	16	6,790	4,476	130	14	4,592
Corporate equity (2)	1,304	23	7	1,320	662	27	3	686
Total	57,556	1,180	52	58,684	49,444	1,124	25	50,543
(1)	These amounts are supported by insured mortgages.
(2)	Included in unrealized gains (losses) in 2011 are losses of $2 million in corporate debt (gains of $9 million in 2010) and losses of $1 million in corporate equity (gains of $2 million in 2010) related to securities transferred from trading effective August 1, 2008.

Unrealized Losses (Canadian $ in millions)	Available-for-sale securities in an unrealized loss position for					2011	Available-for-sale securities in an unrealized loss position for					2010
	Less than 12 months		12 months or longer		Total		Less than 12 months		12 months or longer		Total
	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	18	3,545	–	–	18	3,545	1	326	–	–	1	326
Canadian provincial and municipal governments	–	186	–	–	–	186	2	253	–	–	2	253
U.S. federal government	–	351	–	–	–	351	–	666	–	–	–	666
U.S. states, municipalities and agencies	2	975	–	257	2	1,232	2	340	–	159	2	499
Other governments	6	3,864	2	413	8	4,277	–	1,154	3	3,189	3	4,343
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	–	5	–	–	–	5	–	–	–	–	–	–
Mortgage-backed securities and collateralized mortgage obligations – U.S.	1	668	–	–	1	668	–	19	–	2	–	21
Corporate debt	14	1,830	2	37	16	1,867	10	717	4	488	14	1,205
Corporate equity	3	64	4	4	7	68	–	–	3	30	3	30
Total	44	11,488	8	711	52	12,199	15	3,475	10	3,868	25	7,343
(1)	These amounts are supported by insured mortgages.

Income from securities has been included in our consolidated financial statements as follows:

(Canadian $ in millions)	2011	2010	2009
Reported in Consolidated Statement of Income:

Interest, Dividend and Fee Income (1)
Trading securities	1,528	1,305	1,424
Available-for-sale securities	850	773	933
Other securities	59	56	70
	2,437	2,134	2,427
Non-Interest Revenue
Available-for-sale securities
Gross realized gains	205	132	148
Gross realized losses	(85)	(5)	(69)
Other securities, net realized and unrealized gains (losses)	56	63	(132)
Impairment write-downs	(4)	(40)	(301)
Securities gains (losses), other than trading (1)	172	150	(354)
Trading securities, net realized and unrealized gains (2)	604	482	609
Total income from securities	3,213	2,766	2,682
(1)	The following income related to our insurance operations was included in non-interest revenue, insurance income in our Consolidated Statement of Income:
Interest, dividend and fee income of $226 million in 2011, $202 million in 2010 and $109 million in 2009.
Securities gains (losses), other than trading of $15 million in 2011, $3 million in 2010 and $9 million in 2009.
(2)	The following trading securities, net realized and unrealized gains are related to our insurance operations:

Trading securities, net realized and unrealized gains of $64 million in 2011, $306 million in 2010 and $418 million in 2009.

BMO Financial Group 194th Annual Report 2011	125

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4: Loans, Customers’ Liability under Acceptances

and Allowance for Credit Losses

Loans

Loans are recorded at amortized cost using the effective interest method except for purchased loans which are described in the Purchased Loans section below. This method allocates interest income over the expected term by applying the effective interest rate to the carrying amount of the loan. The effective interest rate is defined as the rate that exactly discounts estimated future cash receipts through the expected term of the loan to the net carrying amount of the loan. The treatment of interest income for impaired loans is described below.

We amortize deferred loan origination costs using the effective interest method. We record the amortization as a reduction to interest, dividend and fee income, loans, over the term of the resulting loan. Under the effective interest method, the amount recognized in interest, dividend and fee income varies over the term of the loan based on the principal outstanding.

Securities Borrowed or Purchased Under Resale Agreements

Securities borrowed or purchased under resale agreements represent the amounts we will receive as a result of our commitment to resell securities that we have purchased back to the original seller, on a specified date at a specified price. We account for these instruments as if they were loans.

Lending Fees

The accounting treatment for lending fees varies depending on the transaction. Some loan origination, restructuring and renegotiation fees are recorded as interest income over the term of the loan, while other lending fees to a certain threshold are taken into income at the time of loan origination. Commitment fees are recorded as interest income over the term of the loan, unless we believe the loan commitment will not be used. In the latter case, commitment fees are recorded as lending fees over the commitment period. Loan syndication fees are included in lending fees as the syndication is completed, unless the yield on any loans we retain is less than that of other comparable lenders involved in the financing. In the latter case, an appropriate portion of the syndication fee is recorded as interest income over the term of the loan.

Customers’ Liability under Acceptances

Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have offsetting claims, equal to the amount of the acceptances, against our customers in the event of a call on these commitments. The amount due under acceptances is recorded in other liabilities and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.

Fees earned are recorded in lending fees in our Consolidated Statement of Income over the term of the acceptance.

Impaired Loans

We classify residential mortgages as impaired when payment is contractually 90 days past due, or one year past due if guaranteed by the Government of Canada. Credit card loans are classified as impaired and immediately written off when principal or interest payments are 180 days past due. Consumer instalment loans, other personal loans and some small business loans are classified as impaired when principal or interest payments are 90 days past due, and are normally written off when they are one year past due.

Corporate and commercial loans are classified as impaired when we are no longer reasonably assured that principal or interest will be collected on a timely basis, or when payments are 90 days past due, or for fully secured loans, when payments are 180 days past due.

We do not accrue interest income on loans classified as impaired, and any interest income that is accrued and unpaid is reversed against interest income.

Payments received on corporate and commercial loans that have been classified as impaired are applied first to the recovery of collection costs, principal and any previous write-offs or allowances, and any amounts remaining are then recorded as interest income. Payments received on impaired consumer instalment loans are applied first to outstanding interest and then to the remaining principal.

A loan will be reclassified back to performing status when we determine that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the terms and conditions of the loan, and that none of the criteria for classification of the loan as impaired continue to apply.

From time to time we restructure loans, classified as impaired, due to the poor financial condition of the borrower. If they are no longer considered impaired, interest on these restructured loans is recorded on an accrual basis.

Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments (as discussed in Note 5). The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet.

The allowance comprises the following two components:

Specific Allowances

These allowances are recorded for specific loans to reduce their book value to the amount we expect to recover. We review our loans and acceptances on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded (other than credit card loans, which are classified as impaired and written off when principal or interest payments are 180 days past due, as discussed under impaired loans). Our review of problem loans is conducted at least quarterly by our account managers, each of whom assesses the ultimate collectability and estimated recoveries for a specific loan based on all events and conditions that the manager believes are relevant to the condition of the loan. This assessment is then reviewed and concurred with by an independent credit officer.

To determine the amount we expect to recover from an impaired loan, we use the value of the estimated future cash flows discounted at the effective rate inherent in the loan. When the amounts and timing of future cash flows cannot be estimated with reasonable reliability, the expected recovery amount is estimated using either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or an observable market price for the loan. Security can vary by type of loan and may include cash, securities, real property, accounts receivable, guarantees, inventory or other capital assets. For personal loans that are not individually assessed, specific provisions are calculated on a pooled basis, taking into account historical loss experience.

General Allowance

We maintain a general allowance in order to cover any impairment in the existing portfolio that cannot yet be associated with specific loans. Our approach to establishing and maintaining the general allowance is based on the guideline issued by OSFI.

The general allowance is reviewed on a quarterly basis. A number of factors are considered when determining the appropriate level of the general allowance, including a general allowance model that applies historical expected and unexpected loss rates to current balances with sensitivity to risk ratings, industry sectors and credit products. Model results are then considered along with the level of the existing allowance, as well as management’s judgment regarding portfolio quality, business mix, and economic and credit market conditions.

126	BMO Financial Group 194th Annual Report 2011

Provision for Credit Losses

Changes in the value of our loan portfolio due to credit-related losses or recoveries of amounts previously provided for or written off are included in the provision for credit losses in our Consolidated Statement of Income.

Loans, including customers’ liability under acceptances and allowance for credit losses, by category are as follows:

(Canadian $ in millions)	Residential mortgages			Credit card, consumer instalment and other personal loans			Business and government loans			Customers’ liability under acceptances			Total
As at October 31	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
Gross loan balances at end of year	54,454	48,715	45,524	61,696	54,467	48,398	84,953	68,338	68,169	7,227	7,001	7,640	208,330	178,521	169,731
Specific allowance at beginning of year	52	33	13	47	51	2	481	507	411	10	5	–	590	596	426
Provision for credit losses	93	107	104	449	523	546	287	414	888	(10)	5	5	819	1,049	1,543
Recoveries	8	8	3	133	129	101	100	46	41	–	–	–	241	183	145
Write-offs	(92)	(96)	(87)	(572)	(656)	(598)	(444)	(464)	(807)	–	–	–	(1,108)	(1,216)	(1,492)
Foreign exchange and other	13	–	–	2	–	–	2	(22)	(26)	–	–	–	17	(22)	(26)
Specific allowance at end of year	74	52	33	59	47	51	426	481	507	–	10	5	559	590	596
General allowance at beginning of year	22	18	8	340	266	242	891	968	1,030	44	54	41	1,297	1,306	1,321
Provision for credit losses	10	4	10	56	49	24	(18)	(43)	13	(10)	(10)	13	38	–	60
Foreign exchange and other	–	–	–	–	25	–	(17)	(34)	(75)	–	–	–	(17)	(9)	(75)
General allowance at end of year	32	22	18	396	340	266	856	891	968	34	44	54	1,318	1,297	1,306
Total allowance (1)	106	74	51	455	387	317	1,282	1,372	1,475	34	54	59	1,877	1,887	1,902
Allowance for other credit instruments (2)	2	–	–	–	–	–	43	9	–	–	–	–	45	9	–
Total allowance excluding other credit instruments	104	74	51	455	387	317	1,239	1,363	1,475	34	54	59	1,832	1,878	1,902
Net loan balances at end of year	54,350	48,641	45,473	61,241	54,080	48,081	83,714	66,975	66,694	7,193	6,947	7,581	206,498	176,643	167,829

(1) Acquired loans are recorded at fair value and accordingly have no allowance on the acquisition date.

(2) The allowance related to Other Credit Instruments is included in Other Liabilities. Restructured loans of $74 million were classified as performing during the year ended October 31, 2011 ($79 million in 2010 and $24 million in 2009). Restructured loans of $30 million were written off during the year ended October 31, 2011 ($39 million in 2010 and $nil in 2009).

Included in loans as at October 31, 2011 are $72,211 million ($46,738 million and $49,508 million in 2010 and 2009) of loans denominated in U.S. dollars and $1,072 million ($1,469 million and $1,945 million in 2010 and 2009) of loans denominated in other foreign currencies.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Loans, including customers’ liability under acceptances and allowance for credit losses, by geographic region are as follows:

(Canadian $ in millions)	Gross amount		Specific allowance (2)		General allowance		Net amount
	2011	2010	2011	2010	2011	2010	2011	2010
By geographic region (1):
Canada	139,489	134,569	245	257	566	595	138,678	133,717
United States	61,091	34,664	257	282	752	702	60,082	33,680
Other countries	7,750	9,288	12	42	–	–	7,738	9,246
Total	208,330	178,521	514	581	1,318	1,297	206,498	176,643

(1)	Geographic region is based upon the country of ultimate risk.
(2)	Excludes allowance of $45 million for Other Credit Instruments ($9 million for 2010), which is included in Other Liabilities.

Impaired loans and acceptances, including the related allowances, are as follows:

(Canadian $ in millions)	Gross impaired amount		Specific allowance (2)		Net of specific allowance
	2011	2010	2011	2010	2011	2010
Residential mortgages	471	499	72	52	399	447
Consumer instalment and other personal loans	288	222	59	47	229	175
Business and government loans	1,926	2,173	383	482	1,543	1,691
Total	2,685	2,894	514	581	2,171	2,313
By geographic region (1):
Canada	957	952	245	257	712	695
United States	1,714	1,860	257	282	1,457	1,578
Other countries	14	82	12	42	2	40
Total	2,685	2,894	514	581	2,171	2,313
(1)	Geographic region is based upon the country of ultimate risk.
(2)	Excludes allowance of $45 million ($9 million in 2010) for Other Credit Instruments, which is included in Other Liabilities.

Fully secured loans with past due amounts between 90 and 180 days that we have not classified as impaired totalled $543 million and $154 million as at October 31, 2011 and 2010, respectively.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 194th Annual Report 2011	127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreclosed Assets

Property or other assets that we have received from borrowers to satisfy their loan commitments are recorded at fair value and are classified as either held for use or held for sale according to management’s intention. Fair value is determined based on market prices where available.

Otherwise, fair value is determined using other methods, such as analysis of discounted cash flows or market prices for similar assets.

During the year ended October 31, 2011, we foreclosed on impaired loans and received $240 million in real estate properties that we classified as held for sale ($124 million in 2010). These properties are disposed of when market conditions are favourable.

Impaired Loans

Our average gross impaired loans and acceptances were $2,613 million for the year ended October 31, 2011 ($3,054 million in 2010). Our average impaired loans, net of the specific allowance, were $2,053 million for the year ended October 31, 2011 ($2,388 million in 2010).

During the years ended October 31, 2011, 2010 and 2009, we would have recorded additional interest income of $84 million, $111 million and $119 million, respectively, if we had not classified any loans as impaired.

Cash interest income of $1 million was recognized on impaired loans during the year ended October 31, 2011 ($2 million in 2010 and $nil in 2009).

During the year ended October 31, 2011, we recorded a loss of $31 million (loss of $4 million in 2010) on the sale of impaired loans.

Insured Mortgages

Included in the residential mortgages balance are Canadian government and corporate insured mortgages of $25,058 million as at October 31, 2011 ($25,008 million in 2010). Included in the consumer instalment and other personal loans balance are Canadian government-insured real estate personal loans of $nil as at October 31, 2011 ($nil in 2010).

Purchased Loans

We record all loans that we purchase at fair value on the day that we acquire the loans. The fair value of the acquired loan portfolio includes an estimate of the interest rate premium or discount on the loans calculated as the difference between the contractual rate of interest on the loans and prevailing interest rates (the “interest rate mark”). Also included in fair value is an estimate of expected credit losses (the “credit mark”) as of the acquisition date. The credit mark consists of two components: an estimate of the amount of losses that exist in the acquired loan portfolio on the acquisition date but that haven’t been specifically identified on that date (the “incurred credit mark”) and an amount that represents future expected losses (the “future credit mark”). As a result of recording the loans at fair value, no allowance for credit losses is recorded in our Consolidated Balance Sheet on the day we acquire the loans. Fair value is determined by estimating the principal and interest cash flows expected to be collected on the loans and discounting those cash flows at a market rate of interest. We estimate cash flows expected to be collected based on specific loan reviews for commercial loans. For retail loans, we use models that incorporate management’s best estimate of current key assumptions such as default rates, loss severity, timing of prepayments and collateral.

Acquired loans are classified into the following categories: those that on the acquisition date continued to make timely principal and interest payments (the “purchased performing loans”) and those which on the acquisition date the timely collection of interest and principal was no longer reasonably assured (the “purchased credit impaired loans” or “PCI” loans). Because purchased credit impaired loans are recorded at fair value at acquisition based on the amount expected to be collected, none of the purchased credit impaired loans are considered to be impaired at acquisition.

Loans purchased as part of our acquisition of Marshall & Ilsley Corporation (“M&I”) had a fair value of $29,148 million as at July 5, 2011 of which $18,689 million relates to performing term loans, $7,343 million relates to loans with revolving terms, $1,323 million relates to other performing loans and $1,793 million relates to PCI loans. Included in the fair value of these loans is an amount of estimated credit losses of $3,518 million of which $1,580 million relates to performing loans, $632 million relates to loans with revolving terms, $56 million relates to other performing loans and $1,250 million relates to PCI loans.

Subsequent to the acquisition date, we account for each type of loan as follows:

Purchased Performing Loans

For performing loans with fixed terms, the interest rate mark and future credit mark are fully amortized to net interest income over the expected life of the loan using the effective interest method. Specific provisions for credit losses will be recorded as they arise in a manner that is consistent with our accounting policy for originated loans. The incurred credit losses will be re-measured at each reporting period consistent with our methodology for the general allowance, with any increase or decreases recorded in the provision for credit losses.

For loans with revolving terms, the interest rate mark as well as the incurred and future credit marks are amortized into net interest income on a straight-line basis over the contractual terms of the loans. As the incurred credit mark amortizes, we will record an allowance for credit losses at a level appropriate to absorb credit-related losses on these loans, consistent with our methodology for the general allowance.

As loans are repaid, the remaining unamortized credit mark related to those loans is recorded in income during the period that the loan is repaid.

Purchased Credit Impaired (“PCI”) Loans

Subsequent to the acquisition date, we will regularly re-evaluate what we expect to collect on the purchased credit impaired loans. Increases in expected cash flows will result in a recovery in the provision for credit losses and either a reduction in any previously recorded allowance for credit losses or, if no allowance exists, an increase in the current carrying value of the purchased loans. Decreases in expected cash flows will result in a charge to the specific provision for credit losses and an increase to the allowance for credit losses. For purchased credit impaired loans, the interest rate mark is amortized into net interest income using the effective interest method over the effective life of the loan.

128	BMO Financial Group 194th Annual Report 2011

Unfunded Commitments and Letters of Credit Acquired

As part of our purchase of M&I, we recorded a liability of $192 million related to unfunded commitments and letters of credit. The total credit mark and interest rate mark associated with unfunded commitments and letters of credit are amortized into net interest income on a straight-line basis over the contractual term of the acquired liabilities. As the credit mark is amortized, an appropriate general allowance is recorded, consistent with our methodology for the general allowance.

FDIC Covered Loans

Loans acquired as part of our acquisition of AMCORE Bank are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on these loans.

We recorded new provisions for credit losses of $2 million for the year ended October 31, 2011 ($nil in 2010), related to loans covered by the FDIC loss share agreement. These amounts are net of the amounts expected to be reimbursed by the FDIC.

Note 5: Other Credit Instruments

We use other off-balance sheet credit instruments as a method of meeting the financial needs of our customers. Summarized below are the types of instruments that we use:

•

Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. Standby letters of credit and guarantees include our guarantee of a subsidiary’s debt to a third party;

•	Securities lending represents our credit exposure when we lend our securities, or our customers’ securities, to third parties should a securities borrower default on its redelivery obligation;
•	Documentary and commercial letters of credit represent our agreement to honour drafts presented by a third party upon completion of specific activities; and
•

Commitments to extend credit represent our commitment to our customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to their meeting certain conditions.

The contractual amount of our other credit instruments represents the maximum undiscounted potential credit risk if the counterparty does not perform according to the terms of the contract, before possible recoveries under recourse and collateral provisions. Collateral requirements for these instruments are consistent with collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

We strive to limit credit risk by dealing only with counterparties that we believe are creditworthy, and we manage our credit risk for other credit instruments using the same credit risk process that is applied to loans and other credit assets.

Summarized information related to various commitments is as follows:

(Canadian $ in millions)	2011	2010
	Contractual amount	Contractual amount
Credit Instruments
Standby letters of credit and guarantees	11,880	10,163
Securities lending	3,037	2,094
Documentary and commercial letters of credit	1,218	1,272
Commitments to extend credit (1)
– Original maturity of one year and under	23,960	22,393
– Original maturity of over one year	35,718	29,078
Total	75,813	65,000

(1)	Commitments to extend credit exclude personal lines of credit and credit card lines which are unconditionally cancellable at the bank’s discretion.

Note 6: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, and liquidity and funding risk.

Credit and Counterparty Risk

We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face. Our risk management practices and key measures are disclosed in the text and tables presented in a blue-tinted font in Management’s Discussion and Analysis on pages 83 to 84 of this report. Additional information on loans and derivative-related credit risk is disclosed in Notes 4 and 10, respectively.

Concentrations of Credit and Counterparty Risk

Concentrations of credit risk exist if a number of clients are engaged in similar activities, are located in the same geographic region or have similar economic characteristics such that their ability to meet contractual obligations could be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate a related sensitivity of our performance to developments affecting a particular counterparty, industry or geographic location. At year end, our credit assets consisted of a well-diversified portfolio representing millions of clients, the majority of them consumers and small to medium-sized businesses.

From an industry viewpoint, our most significant exposure as at year end was to the individual consumers, captured in the “individual sector”, comprising $164 billion ($136.8 billion in 2010). Additional information on the composition of our loans and derivative exposure is disclosed in Notes 4 and 10, respectively.

Basel II Framework

We use the Basel II Framework for our capital management framework. We use the Advanced Internal Ratings Based (“AIRB”) approach to determine credit risk weighted assets in our portfolio except for loans acquired through our M&I acquisition for which we use the Standardized Approach. The framework uses exposure at default to assess credit and counterparty risk. Exposures are classified as follows:

•

Drawn loans include loans, acceptances, deposits with regulated financial institutions, and certain securities. Exposure at default (“EAD”) represents an estimate of the outstanding amount of a credit exposure at the time a default may occur. For off-balance sheet

BMO Financial Group 194th Annual Report 2011	129

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

amounts and undrawn amounts, EAD includes an estimate of any further amounts that may be drawn at the time of default.
•	Undrawn commitments cover all unutilized authorizations, including those which are unconditionally cancellable. EAD for undrawn commitments is based on management’s best estimate.
•

Over-the-counter (“OTC”) derivatives are those in our proprietary accounts that attract credit risk in addition to market risk. EAD for OTC derivatives is equal to the net gross replacement cost plus any potential credit exposure amount.

•	Other off-balance sheet exposures include items such as guarantees, standby letters of credit and documentary credits. EAD for other off-balance sheet items is based on management’s best estimate.
•

Repo style transactions include repos, reverse repos and securities lending transactions, which represent both asset and liability exposures. EAD for repo style transactions is the total amount drawn, adding back any write-offs.

•	Adjusted EAD represents exposures that have been redistributed to a more favourable probability of default band or a different Basel asset class as a result of applying credit risk mitigation.

Total non-trading exposure at default by industry, as at October 31, 2011 and 2010, based on the Basel II classification is as follows:

Credit Exposure by Industry
(Canadian $ in millions)	Drawn		Commitments (undrawn)		OTC derivatives		Other off-balance sheet items		Repo style transactions		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Financial institutions	44,025	41,799	9,976	9,167	223	22	2,513	2,642	40,141	37,669	96,878	91,299
Governments	34,481	31,020	1,281	1,397	–	–	889	686	17,074	14,313	53,725	47,416
Manufacturing	9,498	6,829	4,821	5,629	19	33	1,182	1,085	–	–	15,520	13,576
Real estate	20,080	13,682	1,692	967	–	–	1,166	818	–	–	22,938	15,467
Retail trade	7,411	5,915	2,912	2,349	–	1	445	476	–	–	10,768	8,741
Service industries	17,696	12,239	4,171	3,729	42	39	2,883	2,268	128	67	24,920	18,342
Wholesale trade	7,992	4,351	3,084	2,089	10	12	749	466	–	–	11,835	6,918
Oil and gas	3,516	3,439	4,821	4,823	–	–	393	823	–	–	8,730	9,085
Individual	112,292	101,270	51,076	35,511	–	31	156	1	–	–	163,524	136,813
Others (1)	25,661	20,254	9,099	7,880	6	20	2,649	2,118	32	–	37,447	30,272
Total exposure at default	282,652	240,798	92,933	73,541	300	158	13,025	11,383	57,375	52,049	446,285	377,929

(1)	Includes industries having a total exposure of less than 2%.

Additional information about our credit risk exposure by geographic region and product category is provided in Note 4.

Credit Quality

We assign risk ratings based on probabilities as to whether counter- parties will default on their financial obligations to us. Our process for assigning risk ratings is discussed in the text presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on page 84 of this report.

Based on the Basel II classifications, the following tables present our retail and wholesale advanced internal ratings approach credit exposure by risk rating on an adjusted exposure at default basis as at October 31, 2011 and 2010. Wholesale includes all loans that are not classified as retail.

Wholesale Credit Exposure by Risk Rating

(Canadian $ in millions)	Drawn			Undrawn (1)			2011 Total exposure
	Bank	Corporate	Sovereign	Bank	Corporate	Sovereign
Investment grade	13,289	54,364	71,725	1,608	28,455	1,586	171,027
Non-investment grade	2,020	20,989	163	48	7,097	4	30,321
Watchlist	23	2,781	–	–	422	–	3,226
Default	16	2,312	–	41	105	–	2,474
Total	15,348	80,446	71,888	1,697	36,079	1,590	207,048

(Canadian $ in millions)	Drawn			Undrawn (1)			2010 Total exposure
	Bank	Corporate	Sovereign	Bank	Corporate	Sovereign
Investment grade	11,545	35,139	67,000	673	26,436	1,490	142,283
Non-investment grade	1,633	18,447	271	59	6,792	1	27,203
Watchlist	10	2,343	–	–	678	–	3,031
Default	49	1,504	–	–	123	–	1,676
Total	13,237	57,433	67,271	732	34,029	1,491	174,193

(1)	Included in the undrawn amounts are uncommitted exposures of $14,303 million in 2011 ($12,645 million in 2010).

130	BMO Financial Group 194th Annual Report 2011

Retail Credit Drawn Exposure by Portfolio and Risk Rating
(Canadian $ in millions)	Residential mortgages and home equity lines of credit		Qualifying revolving retail (1)		Other retail and retail small and medium-sized enterprises
	2011	2010	2011	2010	2011	2010
Risk profile (probability of default):
Exceptionally low (≤ 0.05%)	20,760	16,323	339	613	54	105
Very low (> 0.05% to ≤ 0.20%)	8,296	6,002	1,539	1,699	5,200	1,876
Low (> 0.20% to 0.75%)	10,750	9,731	2,426	2,566	7,888	6,479
Medium (> 0.75% to 7.00%)	9,470	4,814	2,211	2,526	5,325	5,027
High (> 7.00% to 99.99%)	957	261	294	481	393	339
Default (100%)	720	144	28	33	70	59
Total	50,953	37,275	6,837	7,918	18,930	13,885

(1)	Qualifying revolving retail includes exposures to individuals that are revolving, unsecured and uncommitted up to a maximum amount of $125,000 to a single individual.

Loans Past Due Not Impaired

Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due,

but for which we expect the full amount of principal and interest payments to be collected. The following table presents the loans that are past due but not impaired as at October 31, 2011 and 2010:

Loans Past Due Not Impaired
(Canadian $ in millions)	1 to 29 days		30 to 89 days		90 days or more (1)		Total
	2011	2010	2011	2010	2011	2010	2011	2010
Residential mortgages	537	410	489	310	243	79	1,269	799
Credit card, consumer instalment and other personal loans	1,546	2,514	384	410	117	107	2,047	3,031
Business and government loans	708	497	359	514	264	28	1,331	1,039
Customers’ liability under acceptances	19	–	–	142	–	–	19	142
Total	2,810	3,421	1,232	1,376	624	214	4,666	5,011

(1)	Loans 90 days or more past due were $227 million, $163 million and $58 million as at October 31, 2009, 2008 and 2007, respectively.

Loan Maturities and Rate Sensitivity

The following table provides gross loans and acceptances by contractual maturity and by country of ultimate risk:

(Canadian $ in millions)	1 year or less		Over 1 year to 5 years		Over 5 years		Total
	2011	2010	2011	2010	2011	2010	2011	2010
Canada
Consumer	24,869	24,419	56,136	53,644	8,787	7,675	89,792	85,738
Commercial and corporate (excluding real estate)	29,371	26,950	9,649	10,610	1,419	1,546	40,439	39,106
Commercial real estate	4,780	5,016	3,348	3,223	1,130	1,486	9,258	9,725
United States	21,474	9,796	24,550	12,986	15,067	11,882	61,091	34,664
Other countries	2,066	2,529	5,677	6,759	7	–	7,750	9,288
Total	82,560	68,710	99,360	87,222	26,410	22,589	208,330	178,521

The following table analyzes net loans and acceptances by interest rate sensitivity:

(Canadian $ in millions)	2011	2010
Fixed rate	81,473	72,168
Floating rate	116,976	95,877
Non-interest sensitive (1)	8,049	8,598
Total	206,498	176,643

(1)	Non-interest sensitive loans and acceptances include customers’ liability under acceptances.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration. We incur market risk in our trading and underwriting activities and structural banking activities.

Our market risk management practices and key measures are outlined in the text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 85 to 88 of this report.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.

Our liquidity and funding risk management practices and key measures are outlined in the text presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 88 to 90 of this report.

BMO Financial Group 194th Annual Report 2011	131

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contractual Maturities of Financial Liabilities

Financial liabilities are comprised of trading and non-trading liabilities. As liabilities in trading portfolios are typically held for short periods of time, they are not included in the following table.

Contractual maturities of on-balance sheet non-trading financial liabilities as at October 31, 2011 were as follows:

(Canadian $ in millions)	Less than 1 year		1 to 3 years		3 to 5 years		Over 5 years		No fixed maturity		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
On-Balance Sheet Financial Instruments
Deposits (1)	104,848	101,218	25,359	23,181	13,666	6,907	4,650	4,850	150,108	109,119	298,631	245,275
Subordinated debt	267	200	474	411	537	390	6,304	4,566	–	–	7,582	5,567
Capital trust securities	413	440	–	413	–	–	–	–	–	–	413	853
Other financial liabilities	50,141	54,715	315	23	436	41	2,866	2,517	314	332	54,072	57,628

(1)	Excludes interest payments and structured notes designated under the fair value option.

The balances for on-balance sheet financial liabilities in the table above will not agree with those in our consolidated financial statements as this table incorporates all cash flows, on an undiscounted basis, including both principal and interest.

Contractual maturities of off-balance sheet financial liabilities as at October 31, 2011 were as follows:

(Canadian $ in millions)	Less than 1 year		1 to 3 years		3 to 5 years		Over 5 years		No fixed maturity		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Off-Balance Sheet Financial Instruments
Commitments to extend credit (1)	23,960	22,393	17,775	22,102	16,655	4,694	1,288	2,282	–	–	59,678	51,471
Operating leases	277	249	462	410	349	268	724	593	–	–	1,812	1,520
Financial guarantee contracts (1)	41,907	41,336	–	–	–	–	–	–	–	–	41,907	41,336
Purchase obligations (2)	704	225	759	438	196	279	55	77	–	–	1,714	1,019

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.
(2)	We have five significant outsourcing contracts. In 2011, we entered into a two-year contract with an external service provider for technology and payment processing services. In 2010, we entered into a seven-year contract with an external service provider for various credit card account portfolios processing and other services. In 2009, we entered into a seven-year contract with an external service provider to provide brokerage transactional processing and reporting of client information. In 2008, we entered into a 15-year contract with optional five-year renewals with an external service provider which grants us the right to issue Air Miles in Canada to our customers. In 2007, we entered into a seven-year contract with an external service provider for wholesale lockbox processing. All outsourcing contracts are cancellable with notice.

Note 7: Guarantees

In the normal course of business, we enter into a variety of guarantees. Guarantees include contracts where we may be required to make payments to a counterparty, based on changes in the value of an asset, liability or equity security that the counterparty holds, due to changes in an underlying interest rate, foreign exchange rate or other variable. In addition, contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract and contracts under which we provide indirect guarantees of the indebtedness of another party are considered guarantees.

The most significant guarantees are as follows:

Standby Letters of Credit and Guarantees

Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $11,880 million as at October 31, 2011 ($10,163 million in 2010). None of the letters of credit or guarantees had an investment rating in 2011 or 2010. The majority of the letters of credit and guarantees have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

As at October 31, 2011, $45 million ($9 million in 2010) was included in other liabilities related to guaranteed parties that were unable to meet their obligation to a third party (see Note 4). No other amount was included in our Consolidated Balance Sheet as at October 31, 2011 and 2010 related to these standby letters of credit and guarantees.

Backstop and Other Liquidity Facilities

Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.

The maximum amount payable under these backstop and other liquidity facilities totalled $13,746 million as at October 31, 2011 ($14,009 million in 2010), of which $12,131 million relates to facilities that are investment grade, $576 million that are non-investment grade and $1,039 million that are not rated ($11,036 million, $625 million and $2,348 million, respectively, in 2010). As at October 31, 2011, $200 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($292 million in 2010), of which $116 million (US$117 million) ($251 million or US$246 million in 2010) related to our U.S. customer securitization vehicle discussed in Note 9.

132	BMO Financial Group 194th Annual Report 2011

Credit Enhancement Facilities

Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities are included in backstop liquidity facilities. These facilities include amounts that relate to our U.S. customer securitization vehicle discussed in Note 9.

Senior Funding Facilities

We also provide senior funding support to our structured investment vehicles (“SIVs”) and our credit protection vehicle. As at October 31, 2011, $2,940 million had been drawn ($5,097 million in 2010) in accordance with the terms of the funding facilities related to the SIVs. As at October 31, 2011 and 2010, no amount had been drawn down in accordance with the terms of the funding facility provided to our credit protection vehicle. Further information on these funding facilities is provided in Note 9.

In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $300 million. No amounts were drawn as at October 31, 2011 and 2010.

Derivatives

Certain of our derivative instruments meet the accounting definition of a guarantee when we believe they are related to an asset, liability or equity security held by the guaranteed party at the inception of a contract. In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.

Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $36,135 million as at October 31, 2011 ($40,650 million in 2010), of which $34,019 million relates to swaps that are investment grade, $1,913 million that are non-investment grade and $203 million that are not rated ($37,764 million, $2,622 million and $264 million, respectively, in 2010). The terms of these contracts range from one day to seven years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $880 million as at October 31, 2011 ($933 million in 2010).

Written options include contractual agreements that convey to the purchaser the right, but not the obligation, to require us to buy a specific amount of a currency, commodity, debt or equity instrument at a fixed price, either at a fixed future date or at any time within a fixed future period. The maximum amount payable under these written options cannot be reasonably estimated due to the nature of these contracts. The terms of these contracts range from less than one month to six years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $547 million as at October 31, 2011 ($599 million in 2010), none of which had an investment rating (none of which had an investment rating in 2010).

Written options also include contractual agreements where we agree to pay the purchaser, based on a specified notional amount, the difference between a market price or rate and the strike price or rate of the underlying instrument. The maximum amount payable under these contracts is not determinable due to their nature. The terms of these contracts range from four months to 25 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $86 million as at October 31, 2011 ($87 million in 2010), none of which had an investment rating (none of which had an investment rating in 2010).

Exchange and Clearinghouse Guarantees

The bank is a member of several securities and futures exchanges and clearinghouses. Membership in certain of these organizations may require us to pay a pro rata share of the losses incurred by the organization in the event of default of another member. Such obligations vary with different organizations. These obligations may be limited to members who dealt with the defaulting member, an amount related to our contribution to a member’s guarantee fund, or to an amount specified in the membership agreement. It is difficult to estimate our maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against the bank that have not yet occurred. Based on historical experience, we expect the risk of loss to be remote.

Indemnification Agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership agreements, clearing arrangements, derivatives contracts and leasing transactions. These indemnifications require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third-party claims that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum amount we could be required to pay to counterparties. As part of the acquisition of M&I, we acquired a securities lending business that lends securities owned by clients to borrowers who have been evaluated for credit risk using the same credit risk process that is applied to loans and other credit assets. In connection with these activities, we provide an indemnification to lenders against losses resulting from the failure of the borrower to return loaned securities when due. All borrowings are fully collateralized with cash or marketable securities. As securities are loaned, collateral is maintained at a minimum of 100% of the fair value of the securities and the collateral is revalued on a daily basis. The amount of securities loaned subject to indemnification was $5,139 million as at October 31, 2011. No amount was included in our Consolidated Balance Sheet as at October 31, 2011 related to these indemnifications.

Note 8: Asset Securitization

Periodically, we securitize loans to obtain alternate sources of funding. Securitization involves selling loans to off-balance sheet entities or trusts (“securitization vehicles”), which buy the loans and then issue either interest bearing or discounted investor certificates.

Contracts with the securitization vehicles provide for the payment to us over time of the excess of the sum of interest and fees collected from customers, in connection with the loans that were sold, over the yield paid to investors in the securitization vehicle, less credit losses and other costs (the “deferred purchase price”).

We account for transfers to securitization vehicles as sales when control over the loans is given up and consideration other than notes issued by the securitization vehicle has been received. For control to have transferred, (1) the transferred loans must be isolated from the seller, even in the event of bankruptcy or receivership of the seller, (2) the purchaser must have the right to sell or pledge the transferred loans or, if the purchaser is a qualifying special purpose entity (“QSPE”) as defined in CICA Accounting Guideline 12, “Transfers of Receivables”, the investors in the QSPE must have the right to sell or pledge their ownership interest in the QSPE, and (3) the seller cannot retain the right to repurchase the loans and receive more than an insignificant benefit.

BMO Financial Group 194th Annual Report 2011	133

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

When the loans are considered sold for accounting purposes, we remove them from our Consolidated Balance Sheet. We recognize gains in securitization revenues at the time of the sale. These gains are determined based on our best estimate of the net present value of expected future cash flows, primarily the deferred purchase price, net of our estimate of the fair value of any servicing obligations undertaken. The deferred purchase price is recorded in our Consolidated Balance Sheet in available-for-sale securities.

A servicing liability is recognized only for securitizations where we do not receive adequate compensation for servicing the transferred loans. It is initially measured at fair value and is recorded in our Consolidated Balance Sheet in other liabilities. A servicing liability is amortized to securitization revenues over the term of the transferred loans.

For some of our securitizations, we are required to purchase subordinated interests or to maintain cash amounts deposited with the securitization vehicle that are considered retained interests in the securitized assets. This provides the securitization vehicle with a source of funds in the event that the sum of interest and fees collected on the loans is not sufficient to pay the interest owed to investors. We record these retained interests at their fair value in available-for-sale securities in our Consolidated Balance Sheet. These interests, together with the deferred purchase price, represent our exposure with respect to these securitizations. Investors have no further recourse against us in the event that cash flows from the transferred loans are inadequate to service the interest related to the investor certificates. The adoption of IFRS will impact how we account for asset securitizations. See Note 1 for a description of these impacts.

The following table summarizes our securitization activity related to our assets and its impact on our Consolidated Statement of Income for the years ended October 31, 2011, 2010 and 2009:

(Canadian $ in millions)	Residential mortgages			Credit card loans			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Net cash proceeds (1)	4,434	4,234	6,761	1,200	–	–	5,634	4,234	6,761
Investment in securitization vehicle (2) (3)	–	–	–	115	–	–	115	–	–
Deferred purchase price	157	173	189	37	–	–	194	173	189
Servicing liability	(25)	(29)	(29)	(5)	–	–	(30)	(29)	(29)
	4,566	4,378	6,921	1,347	–	–	5,913	4,378	6,921
Loans sold	4,495	4,310	6,823	1,319	–	–	5,814	4,310	6,823
Gain on sale of loans from new securitizations	71	68	98	28	–	–	99	68	98
Gain on sale of loans sold to revolving securitization vehicles	64	56	146	447	372	456	511	428	602
Other securitization revenue	(61)	(54)	(16)	122	94	98	61	40	82
Amortization of servicing liability	49	55	57	101	87	90	150	142	147
Total	123	125	285	698	553	644	821	678	929
(1)	Net cash proceeds represent cash proceeds less issuance costs.
(2)	Includes credit card securities retained on-balance sheet.
(3)	The investment in securitization vehicle for credit card loans for the year ended October 31, 2011 includes additional subordinated interests issued to the bank for existing securitization in exchange for $35 million of credit card loans.

The key weighted-average assumptions used to value the deferred purchase price for all securitizations were as follows:

	Residential mortgages		Credit card loans
	2011	2010	2011	2010
Weighted-average life (years)	3.97	4.47	0.89	1.00
Prepayment rate	21.76%	17.26%	37.74%	35.70%
Interest rate	3.77%	4.01%	21.78%	21.32%
Expected credit losses (1)	–	–	3.57%	3.54%
Discount rate	2.12%	2.55%	9.35%	9.33%
(1)	As the residential mortgages are fully insured, there are no expected credit losses.

134	BMO Financial Group 194th Annual Report 2011

Cash flows received from securitization vehicles for the years ended October 31, 2011, 2010 and 2009 were as follows:

(Canadian $ in millions)	Residential mortgages			Credit card loans			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Proceeds from new securitizations	4,457	4,279	6,796	1,200	–	–	5,657	4,279	6,796
Proceeds from collections reinvested in existing securitization vehicles	1,731	1,797	2,562	23,043	19,129	20,420	24,774	20,926	22,982
Servicing fees collected	45	52	51	–	–	–	45	52	51
Receipt of deferred purchase price	220	242	279	683	564	649	903	806	928

The impact of securitizations on our Consolidated Balance Sheet as at October 31, 2011 and 2010 was as follows:

(Canadian $ in millions)	Residential mortgages		Credit card loans		Total
	2011	2010	2011	2010	2011	2010
Retained interests
Investment in securitization vehicles	–	–	386	271	386	271
Deferred purchase price	488	526	121	107	609	633
Cash deposits with securitization vehicles	12	12	–	–	12	12
Servicing liability	69	79	21	20	90	99

Credit Information

Principal amounts, impaired amounts and net credit losses for all loans reported and securitized were as follows:

(Canadian $ in millions)			2011			2010
	Total loans	Impaired loans (1)	Net write-offs (2)	Total loans	Impaired loans (1)	Net write-offs (2)
Residential mortgages	81,365	499	84	74,904	538	88
Consumer instalment and other personal loans	59,445	260	282	51,159	196	353
Credit card loans	8,039	29	369	7,777	26	377
Business and government loans	84,953	1,881	344	68,338	2,100	418
Total loans	233,802	2,669	1,079	202,178	2,860	1,236
Less mortgage-backed securities retained and classified as available-for-sale securities	10,267	–	–	7,908	–	–
Less loans securitized:
Residential mortgages	16,644	28	–	18,281	39	–
Credit card loans	5,788	1	212	4,469	–	203
Total loans reported in the Consolidated Balance Sheet	201,103	2,640	867	171,520	2,821	1,033
(1)	Excludes impaired amounts for Customers’ liability under acceptances of $45 million as at October 31, 2011 ($73 million in 2010).
(2)	Net write-offs represent write-offs in the year net of recoveries on loans previously written off.

Our credit exposure to securitized assets as at October 31, 2011 was limited to our deferred purchase price of $609 million ($633 million in 2010), certain cash deposits of $12 million ($12 million in 2010) and investments in securitization vehicles of $386 million ($271 million in 2010).

Static pool credit losses provide a measure of the credit risk in our securitized assets. They are calculated by totalling actual and projected future credit losses and dividing the result by the original balance of each pool of assets. Static pool credit losses for the years ended October 31, 2011 and 2010 were as follows:

	2011	2010
Residential mortgages	na	na
Credit card loans	4.14%	4.54%

na – not applicable: residential mortgages are fully insured.

Sensitivity Analysis

The adjacent table outlines the key economic assumptions used in measuring the deferred purchase price and servicing liability and the sensitivity of these retained interests as at October 31, 2011 to immediate 10% and 20% adverse changes in those assumptions. The sensitivity analysis should be used with caution as it is hypothetical and the impact of changes in each key assumption may not be linear.

The sensitivities to changes in each key variable have been calculated independently of the impact of changes in the other key variables. Actual experience may result in simultaneous changes in a number of key assumptions. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

(Canadian $ in millions, except as noted)	Residential mortgages	Credit card loans
Fair value of deferred purchase price	488	121
Weighted-average life (years)	2.66	0.30
Weighted-average prepayment rate (%)	18.67	99.65
Impact of: 10% adverse change ($)	12.0	10.3
20% adverse change ($)	23.6	19.0
Interest spread (%)	1.53	10.89
Impact of: 10% adverse change ($)	68.8	11.2
20% adverse change ($)	137.6	22.4
Expected credit losses (%)	0–0.01	4.19
Impact of: 10% adverse change ($)	0.1	4.2
20% adverse change ($)	0.2	8.5
Weighted-average discount rate (%)	1.45	9.31
Impact of: 10% adverse change ($)	1.0	0.4
20% adverse change ($)	2.0	0.7

BMO Financial Group 194th Annual Report 2011	135

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9: Variable Interest Entities

Variable interest entities (“VIEs”) include entities whose equity is considered insufficient to finance its activities or for which the equityholders do not have a controlling financial interest. We are required to consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to the majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both. We determine this based on a quantitative assessment that involves estimating our relative exposure to variability in the future cash flows and performance of the VIEs. The adoption of IFRS will impact how we account for our VIEs. Note 1 provides a description of these impacts.

Total assets in these VIEs and our exposure to losses are summarized in the following table, with the exception of our compensation trusts, which are described in further detail below.

(Canadian $ in millions)						2011						2010
	Exposure to loss					Total assets	Exposure to loss					Total assets
	Undrawn facilities (1)	Drawn facilities and loans provided (2)	Securities held	Derivative assets	Total		Undrawn facilities (1)	Drawn facilities and loans provided (2)	Securities held	Derivative assets	Total
Unconsolidated VIEs in which we have a significant variable interest
Canadian customer securitization vehicles (3)	3,012	–	343	2	3,357	2,450	2,958	–	113	14	3,085	2,976
U.S. customer securitization vehicle	3,775	116	–	5	3,896	3,348	3,905	251	–	2	4,158	4,074
Bank securitization vehicles (3)	5,100	–	815	94	6,009	10,787	5,100	–	637	100	5,837	9,469
Credit protection vehicle –Apex (4) (5)	1,030	–	1,208	601	2,839	2,219	1,030	–	1,128	669	2,827	2,208
Structured investment vehicles (6)	91	2,940	–	19	3,050	2,940	171	5,097	–	30	5,298	5,225
Structured finance vehicles (8)	na	na	7,309	–	7,309	19,095	na	na	4,745	–	4,745	6,952
Capital and funding trusts	43	12	2	–	57	1,280	43	12	2	–	57	1,277
Total	13,051	3,068	9,677	721	26,517	42,119	13,207	5,360	6,625	815	26,007	32,181
Consolidated VIEs
Canadian customer securitization vehicles (3) (7)	20	–	89	–	109	89	200	–	196	–	396	196
Capital and funding trusts	2,416	8,584	1,160	94	12,254	11,240	4,081	6,919	740	76	11,816	9,673
Structured finance vehicles (8)	na	na	22	–	22	22	–	–	27	–	27	27
Total	2,436	8,584	1,271	94	12,385	11,351	4,281	6,919	963	76	12,239	9,896
(1)	These facilities include senior funding facilities provided to our credit protection vehicle and structured investment vehicles as well as backstop liquidity facilities provided to our bank securitization vehicles, our Canadian customer securitization vehicles and our U.S. customer securitization vehicle. None of the backstop liquidity facilities provided to our Canadian customer securitization vehicles related to credit support as at October 31, 2011 and 2010. Backstop liquidity facilities provided to our U.S. customer securitization vehicle include credit support and are discussed in Note 7.
(2)	Amounts outstanding from backstop liquidity facilities and senior funding facilities are classified as Loans – Businesses and governments.
(3)	Securities held in our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities and available-for-sale securities. Assets held by all these vehicles relate to assets in Canada. Securities held in our bank securitization vehicles are comprised of $162 million of asset-backed commercial paper classified as trading securities ($105 million in 2010), $267 million of deferred purchase price ($261 million in 2010) and $386 million of asset-backed securities ($271 million in 2010) classified as available-for-sale securities.
(4)	Derivatives outstanding with this vehicle are classified as trading instruments. Changes in the fair value of these derivatives are offset by derivatives held with third-party counterparties that are also classified as trading instruments.
(5)	Securities held are classified as trading securities and have a face value of $1,415 million ($1,415 million in 2010). Our exposure to these securities has been hedged through derivatives.
(6)	Securities held are comprised of capital notes, classified as available-for-sale securities. We have written these notes down to $nil as at October 31, 2011 and 2010.
(7)	Total assets held as at October 31, 2011 are comprised of a loan of $nil ($135 million in 2010) and $89 million of other assets ($61 million in 2010).
(8)	We enter into derivative contracts with third party investment funds to provide their investors with specified exposures. We hedge our risk to these derivative exposures by investing in the investment funds.

na –	not applicable

Customer Securitization Vehicles

We sponsor customer securitization vehicles (also referred to as bank-sponsored multi-seller conduits) that assist our customers with the securitization of their assets to provide them with alternate sources of funding. These vehicles provide clients with access to financing in the asset-backed commercial paper (“ABCP”) markets by allowing them to sell their assets into these vehicles, which then issue ABCP to investors to fund the purchases. In all cases, we do not service the transferred assets. If there are losses on the assets, the seller is the first to take the loss. We do not sell assets to these customer securitization vehicles. We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles.

Canadian Customer Securitization Vehicles

Our exposure to our Canadian customer securitization vehicles is summarized in the table above. We purchase ABCP through our role as a market maker and hold these securities for an interim period until investors purchase them. In general, investors in the ABCP have recourse only to the assets of the related VIE and do not have recourse to us. To the extent that we have purchased ABCP, our exposure under the liquidity facilities is reduced by an equal amount. We use our credit adjudication process in deciding whether to enter into backstop liquidity facilities, all of which are global style liquidity facilities, just as we do when extending credit in the form of a loan. The vehicles have never drawn on these facilities to date.

We assess whether we are required to consolidate these vehicles based on a quantitative analysis of expected losses that could be

136	BMO Financial Group 194th Annual Report 2011

absorbed by us. In doing this analysis, we consider our significant variable interests, primarily our holdings of ABCP, as well as fees earned for services provided. We generally consolidate VIEs that are fully financed by us through our ownership of ABCP. We are not required to consolidate five of our eight Canadian customer securitization vehicles. Our exposure to loss is limited to the consolidated assets disclosed in the preceding table.

U.S. Customer Securitization Vehicle

Our exposure to our U.S. customer securitization vehicle is summarized in the preceding table. As part of our services in support of the ongoing operations of the vehicle, we may advance funds under backstop liquidity facilities. We use our credit adjudication process in deciding whether to do so just as we do when extending credit in the form of a loan. During the year ended October 31, 2011, we did not provide funding in accordance with the terms of these liquidity facilities. The amount outstanding related to funding advanced in years prior to 2011 was $116 million (US$117 million) as at October 31, 2011. These amounts are included in the preceding table.

We assess whether we are required to consolidate this vehicle based on a quantitative analysis of expected losses that could be absorbed by us. In doing this analysis, we consider our significant variable interests, primarily the backstop liquidity facilities, as well as fees for services we provide. We are not required to consolidate our U.S. customer securitization vehicle.

Bank Securitization Vehicles

We use bank securitization vehicles to securitize our Canadian mortgage loans and Canadian credit card loans in order to obtain alternate sources of funding. The structure of these vehicles limits the types of activities they can undertake and the types of assets they can hold, and they have limited decision-making authority. These vehicles issue ABCP or term asset-backed securities to fund their activities.

We are not required to consolidate our bank securitization vehicles based on the structure of these vehicles. More information on our investments, rights and obligations related to these vehicles can be found in Note 8. Our variable interests in these vehicles are summarized in the preceding table. Derivative contracts entered into with these vehicles enable the vehicles to manage their exposure to interest rate fluctuations.

We provide global style backstop liquidity facilities to our ABCP-issuing bank securitization vehicles that have objective criteria for determining when they can be drawn upon. We use our credit adjudication process in deciding whether to enter into these agreements just as we do when extending credit in the form of a loan.

Credit Protection Vehicle

We sponsor a credit protection vehicle, Apex Trust (“Apex”), that provides credit protection to investors on investments in corporate debt portfolios through credit default swaps. In May 2008, upon the restructuring of Apex, we entered into credit default swaps with swap counterparties and offsetting swaps with Apex. Since the swaps are classified as trading instruments and have similar terms, changes in the fair value of the swaps held with Apex are offset by changes in the fair value of the swaps outstanding with the swap counterparties. The fair value of the swaps with Apex is included in the preceding table along with our holdings of notes issued by Apex and a senior funding facility. As at October 31, 2011, we have hedged our exposure to our holdings of notes as well as the first $515 million of exposure under the senior funding facility. Since 2008, a third party has held its exposure to Apex through a total return swap with us on $600 million of notes.

We assess whether we are required to consolidate this vehicle based on a quantitative analysis of expected losses that could be absorbed by us. In doing this analysis, we consider our net exposure from significant variable interests in Apex, primarily securities issued by Apex and the senior funding facility we provide and their related hedges. We are not required to consolidate Apex.

Structured Investment Vehicles

Structured investment vehicles (“SIVs”) provide investment opportunities in customized, diversified debt portfolios in a variety of asset and rating classes. We hold interests in two SIVs, Links Finance Corporation (“Links”) and Parkland Finance Corporation (“Parkland”), and act as asset manager. Our exposure to loss is summarized in the preceding table. We provide senior-ranked support for the funding of Links and Parkland through our liquidity facilities. The facilities permit the SIVs to continue the strategy of selling assets in an orderly manner. Other than our current commitment, which is included in the preceding table, we are not obligated to provide additional facilities to the SIVs. We use our credit adjudication process in deciding whether to do so just as we do when extending credit in the form of a loan.

We assess whether we are required to consolidate these vehicles based on a quantitative analysis of expected losses that could be absorbed by us. In doing this analysis, we consider our significant variable interests in the vehicles through our liquidity facilities and our holdings of capital notes. We are not required to consolidate these VIEs.

Structured Finance Vehicles

We facilitate development of investment products by third parties, including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivatives with these funds to provide the investors their desired exposure, and we hedge our exposure related to these derivatives by investing in other funds. We consolidate those VIEs in which our interests expose us to a majority of the expected losses or residual returns, or both, unless the exposure to expected losses and residual returns has been passed on to the retail investor through the derivative arrangement. We base this assessment on our holdings of units issued by these VIEs. Our exposure to loss from non-consolidated VIEs is limited to the amount of our investment.

Capital and Funding Trusts

BMO Capital Trust II (“Trust II”) was created to issue BMO Tier 1 Notes – Series A. As at October 31, 2011, $450 million of BMO Tier 1 Notes – Series A are outstanding. Trust II used the proceeds of the offering to purchase a senior deposit note from us. We are not required to consolidate Trust II based on our assessment of our variable interests. See Note 18 for further information related to Trust II.

BMO Covered Bond Trust (“CB Trust”) was created to guarantee payments due to the bondholders in respect of BMO Covered Bonds. As at October 31, 2011, €1 billion and US$5.5 billion of BMO Covered Bonds are outstanding. We sell assets to CB Trust in exchange for a promissory note. The assets of CB Trust have been pledged to secure payment of the bonds we issued. CB Trust is a VIE that we are required to consolidate as we are exposed to the majority of its expected losses and residual returns, based on our assessment of our variable interests.

BMO Subordinated Notes Trust (“SN Trust”) was created to issue BMO Trust Subordinated Notes – Series A. As at October 31, 2011, $800 million of BMO Trust Subordinated Notes – Series A are outstanding. SN Trust used the proceeds of the offering to purchase a senior deposit note from us. We are not required to consolidate SN Trust based on our assessment of our variable interests. See Note 17 for further information related to SN Trust.

BMO Capital Trust (the “Trust”) was created to issue BMO Capital Trust Securities (“BMO BOaTS”). The Trust is a VIE that we are required to consolidate based on our assessment of our variable interests. Securities outstanding as at October 31, 2011 were $1.5 billion ($1.9 billion as at October 31, 2010), and are reported as either non-controlling interest or capital trust securities in our Consolidated Balance Sheet. See Note 18 for further information related to the Trust.

Compensation Trusts

We have established trusts in order to administer our employee share ownership plan. Under this plan, we match 50% of employees’ contributions when they choose to contribute a portion of their gross

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

salary toward the purchase of our common shares. Our matching contributions are paid into trusts, which purchase our shares on the open market for distribution to employees once employees are entitled to the shares under the terms of the plan. Total assets held by our compensation trusts amounted to $1,077 million as at October 31, 2011 ($1,021 million in 2010). Based on our assessment of variable interests, we are not required to consolidate these compensation trusts and we have no exposure to loss related to these trusts. See Note 22 for further information related to our Share Purchase Plan.

Other VIEs

We are involved with other entities that may potentially be VIEs. This involvement can include, for example, acting as a derivatives counterparty, liquidity provider, investor, fund manager or trustee. These activities do not cause us to be exposed to a majority of the expected losses of these VIEs or allow us to benefit from a majority of their expected residual returns. As a result, we are not required to consolidate these VIEs. Transactions with these VIEs are conducted at market rates, and individual creditor investment decisions are based upon the analysis of the specific VIE, taking into consideration the quality of underlying assets. We record and report these transactions in the same manner as other transactions. For example, derivative contracts are recorded in accordance with our derivatives accounting policy as outlined in Note 10. Liquidity facilities and indemnification agreements are described in Note 7.

Note 10: Derivative Instruments

Derivative instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates or other financial or commodity prices or indices.

Derivative instruments are either regulated exchange-traded contracts or negotiated over-the-counter contracts. We use these instruments for trading purposes, as well as to manage our exposures, mainly to currency and interest rate fluctuations, as part of our asset/liability management program.

Types of Derivatives

Swaps

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:

Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.

Cross-currency swaps – fixed rate interest payments and principal amounts are exchanged in different currencies.

Cross-currency interest rate swaps – fixed and floating rate interest payments and principal amounts are exchanged in different currencies.

Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.

Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

The main risks associated with these instruments are related to exposure to movements in interest rates, foreign exchange rates, credit quality, securities values or commodities prices, as applicable, and the possible inability of counterparties to meet the terms of the contracts.

Forwards and Futures

Forwards and futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specific price and date in the future.

Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.

The main risks associated with these instruments arise from the possible inability of over-the-counter counterparties to meet the terms of the contracts and from movements in commodities prices, securities values, interest rates and foreign exchange rates, as applicable.

Options

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

For options written by us, we receive a premium from the purchaser for accepting market risk.

For options purchased by us, we pay a premium for the right to exercise the option. Since we have no obligation to exercise the option, our primary exposures to risk are the ability to hedge the market risk in a manner which allows us to recover the premium paid and the credit risk if the writer of an over-the-counter contract fails to meet the terms of the contract.

Caps, collars and floors are specialized types of written and purchased options. They are contractual agreements in which the writer agrees to pay the purchaser, based on a specified notional amount, the difference between the market rate and the prescribed rate of the cap, collar or floor. The writer receives a premium for selling this instrument.

Uses of Derivatives

Trading Derivatives

Trading derivatives include derivatives entered into with customers to accommodate their risk management needs, derivatives transacted to generate trading income from our own proprietary trading positions and certain derivatives that do not qualify as hedges for accounting purposes (“economic hedges”).

We structure and market derivative products to enable customers to transfer, modify or reduce current or expected risks.

Proprietary activities include market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning activities involve managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products.

We may also take proprietary trading positions in various capital market instruments and derivatives that, taken together, are designed to profit from anticipated changes in market conditions.

Trading derivatives are marked to fair value. Realized and unrealized gains and losses are recorded in trading revenues (losses) in our

138	BMO Financial Group 194th Annual Report 2011

Consolidated Statement of Income. Unrealized gains on trading derivatives are recorded as derivative instrument assets and unrealized losses are recorded as derivative instrument liabilities in our Consolidated Balance Sheet.

Hedging Derivatives

In accordance with our asset/liability management strategy, we enter into various derivative contracts to hedge our interest rate and foreign currency exposures.

Risks Hedged

Interest Rate Risk

We manage interest rate risk through interest rate swaps and options, which are linked to and adjust the interest rate sensitivity of a specific asset, liability, forecasted transaction or firm commitment, or a specific pool of transactions with similar risk characteristics.

Foreign Currency Risk

We manage foreign currency risk through cross-currency swaps and forward contracts. These derivatives are marked to fair value, with realized and unrealized gains and losses recorded in non-interest revenue, consistent with the accounting treatment for gains and losses on the economically hedged item. Changes in fair value on forward contracts that qualify as accounting hedges are recorded in other comprehensive income, with the spot/forward differential (the difference between the foreign currency rate at inception of the contract and the rate at the end of the contract) being recorded in interest expense over the term of the hedge.

We also sometimes economically hedge U.S. dollar earnings through forward foreign exchange contracts to minimize fluctuations in our Canadian dollar earnings due to the translation of our U.S. dollar earnings. These contracts are marked to fair value, with gains and losses recorded as non-interest revenue in foreign exchange, other than trading.

Accounting Hedges

In order for a derivative to qualify as an accounting hedge, the hedging relationship must be designated and formally documented at its inception, detailing the particular risk management objective and strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how its effectiveness is being assessed. Changes in the fair value of the derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items caused by the risk being hedged or changes in the amount of future cash flows.

Hedge effectiveness is evaluated at the inception of the hedging relationship and on an ongoing basis, retrospectively and prospectively, primarily using quantitative statistical measures of correlation. Any ineffectiveness in the hedging relationship is recognized in non-interest revenue, other in our Consolidated Statement of Income as it arises.

Cash Flow Hedges

Cash flow hedges modify exposure to variability in cash flows for variable rate interest bearing instruments and assets denominated in foreign currencies. Our cash flow hedges, which have a maximum remaining term to maturity of seven years, are hedges of floating rate loans and deposits as well as assets and liabilities denominated in foreign currencies.

We record interest that we pay or receive on these derivatives as an adjustment to interest, dividend and fee income in our Consolidated Statement of Income over the life of the hedge.

To the extent that changes in the fair value of the derivative offset changes in the fair value of the hedged item, they are recorded in other comprehensive income. Any portion of the change in fair value of the derivative that does not offset changes in the fair value of the hedged item (the “ineffectiveness of the hedge”) is recorded directly in non-interest revenue, other in our Consolidated Statement of Income.

For cash flow hedges that are discontinued before the end of the original hedge term, the unrealized gain or loss recorded in other comprehensive income is amortized to interest, dividend and fee income or interest expense, as applicable, in our Consolidated Statement of Income as the hedged item affects earnings. If the hedged item is sold or settled, the entire unrealized gain or loss is recognized in interest, dividend and fee income or interest expense, as applicable, in our Consolidated Statement of Income. The amount of unrealized gain that we expect to reclassify to our Consolidated Statement of Income over the next 12 months is $165 million ($121 million after tax). This will adjust interest on assets and liabilities that were hedged.

Fair Value Hedges

Fair value hedges modify exposure to changes in a fixed rate instrument’s fair value caused by changes in interest rates. These hedges convert fixed rate assets and liabilities to floating rate. Our fair value hedges include hedges of fixed rate securities, deposits and subordinated debt.

We record interest receivable or payable on these derivatives as an adjustment to net interest income in our Consolidated Statement of Income over the life of the hedge.

For fair value hedges, not only is the hedging derivative recorded at fair value but fixed rate assets and liabilities that are part of a hedging relationship are adjusted for the changes in value of the risk being hedged (“quasi fair value”). To the extent that the change in the fair value of the derivative does not offset changes in the quasi fair value of the hedged item (the “ineffectiveness of the hedge”), the net amount is recorded directly in non-interest revenue, other in our Consolidated Statement of Income.

For fair value hedges that are discontinued, we cease adjusting the hedged item to quasi fair value. The quasi fair value adjustment of the hedged item is then amortized as an adjustment to the interest income/expense on the hedged item over its remaining term to maturity. If the hedged item is sold or settled, any remaining quasi fair value adjustment is included in the determination of the gain or loss on sale or settlement. We did not hedge any commitments during the years ended October 31, 2011 and 2010.

Net Investment Hedges

Net investment hedges mitigate our exposure to foreign currency fluctuations in our net investment in foreign operations. Deposit liabilities denominated in foreign currencies are designated as hedges of this exposure. The foreign currency translation on the net investment in foreign operations and the corresponding hedging instrument is recorded in Accumulated Other Comprehensive Income (Loss) on Translation of Net Foreign Operations. To the extent that the hedging instrument is not effective, amounts are included in the Consolidated Statement of Income in foreign exchange, other than trading. There was no hedge ineffectiveness associated with net investment hedges for the year ended October 31, 2011 (gain of $4 million in 2010 and $10 million in 2009).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value Hedging Relationships

The following table presents the impact of fair value hedges on our financial results.

(Canadian $ in millions)			Pre-tax gains (losses) recorded in income
Contract type		Amount of gain(loss) on hedging derivative (1)	Quasi fair value adjustment (2)	Hedge ineffectiveness recorded in non-interest revenue – other
Interest rate contracts –	2011	135	(146)	(11)
	2010	31	(33)	(2)
	2009	(100)	90	(10)
(1)	Unrealized gains (losses) on hedging derivatives are recorded in Other Assets – Derivative instruments or Other Liabilities – Derivative instruments in the Consolidated Balance Sheet.
(2)	Unrealized gains (losses) on hedged items are recorded in Securities – Available for sale, Subordinated Debt, and Deposits.

Cash Flow Hedging Relationships

The following table presents the impact of cash flow hedges on our financial results.

(Canadian $ in millions)			Pre-tax gains (losses) recorded in income
Contract type	Fair value change recorded in other comprehensive income	Fair value change recorded in non-interest revenue – other	Reclassification of gains (losses) on hedges from other comprehensive income to net interest income	Amortization of spot/forward differential on foreign exchange contracts to interest expense
2011
Interest rate	338	10	107	–
Foreign exchange	120	–	–	(66)
Total	458	10	107	(66)
2010
Interest rate	303	(2)	237	–
Foreign exchange	(80)	–	–	(83)
Total	223	(2)	237	(83)
2009
Interest rate	143	(10)	178	–
Foreign exchange	(360)	–	–	(43)
Total	(217)	(10)	178	(43)

Embedded Derivatives

From time to time, we purchase or issue financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not closely related to those of the host contract, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. To the extent that we cannot reliably identify and measure the embedded derivative, the entire contract is carried at fair value, with changes in fair value reflected in earnings. Embedded derivatives in certain of our equity linked notes are accounted for separately from the host instrument.

Contingent Features

Certain over-the-counter derivative instruments contain provisions that link how much collateral we are required to post or payment requirements to our credit ratings (as determined by the major credit rating agencies). If our credit ratings were to be downgraded, certain counterparties to the derivative instruments could demand immediate and ongoing collateralization overnight on derivative liability positions or request immediate payment. The aggregate fair value of all derivative instruments with collateral posting requirements that are in a liability position on October 31, 2011 is $7.6 billion, for which we have posted collateral of $6.9 billion. If our credit rating had been downgraded to A– on October 31, 2011 (per Standard & Poor’s Ratings Services), we would have been required to post collateral or meet payment demands of an additional $1.3 billion.

Fair Value

Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value for exchange-traded derivatives is considered to be the price quoted on derivatives exchanges. Fair value for over-the-counter derivatives is determined from discount curves adjusted for credit, model and liquidity risks, as well as administration costs. Discount curves are created using generally accepted valuation techniques from underlying instruments such as cash, bonds, swaps and futures observable in the market. Option implied volatilities, an input into the valuation model, are either obtained directly from market sources or calculated from market prices. Multi-contributor sources are used wherever possible.

140	BMO Financial Group 194th Annual Report 2011

Fair values of our derivative instruments are as follows:

(Canadian $ in millions)			2011			2010
	Gross assets	Gross liabilities	Net	Gross assets	Gross liabilities	Net
Trading
Interest Rate Contracts
Swaps	34,844	(33,940)	904	31,312	(30,173)	1,139
Forward rate agreements	117	(116)	1	87	(80)	7
Futures	4	(12)	(8)	5	(14)	(9)
Purchased options	1,317	–	1,317	1,398	–	1,398
Written options	–	(1,630)	(1,630)	–	(1,667)	(1,667)
Foreign Exchange Contracts
Cross-currency swaps	1,391	(1,840)	(449)	1,271	(2,300)	(1,029)
Cross-currency interest rate swaps	5,139	(4,606)	533	4,595	(4,116)	479
Forward foreign exchange contracts	2,706	(3,165)	(459)	2,536	(2,950)	(414)
Purchased options	190	–	190	218	–	218
Written options	–	(164)	(164)	–	(171)	(171)
Commodity Contracts
Swaps	1,041	(1,173)	(132)	1,462	(1,584)	(122)
Purchased options	570	–	570	1,127	–	1,127
Written options	–	(667)	(667)	–	(1,004)	(1,004)
Equity Contracts	4,336	(2,398)	1,938	1,653	(2,233)	(580)
Credit Default Swaps
Purchased	1,179	–	1,179	1,280	–	1,280
Written	–	(880)	(880)	–	(933)	(933)
Total fair value – trading derivatives	52,834	(50,591)	2,243	46,944	(47,225)	(281)
Average fair value (1)	44,572	(43,683)	889	44,149	(43,395)	754
Hedging
Interest Rate Contracts
Cash flow hedges – swaps	648	(164)	484	424	(256)	168
Fair value hedges – swaps	1,158	(570)	588	877	(489)	388
Total swaps	1,806	(734)	1,072	1,301	(745)	556
Foreign Exchange Contracts
Cash flow hedges – forward foreign exchange contracts	1,037	(75)	962	1,514	–	1,514
Total foreign exchange contracts	1,037	(75)	962	1,514	–	1,514
Total fair value – hedging derivatives (2)	2,843	(809)	2,034	2,815	(745)	2,070
Average fair value (1)	2,793	(677)	2,116	2,398	(644)	1,754
Total fair value – trading and hedging derivatives	55,677	(51,400)	4,277	49,759	(47,970)	1,789
Less: impact of master netting agreements	(35,856)	35,856	–	(31,537)	31,537	–
Total	19,821	(15,544)	4,277	18,222	(16,433)	1,789
(1)	Average fair value amounts are calculated using a five-quarter rolling average.
(2)	The fair values of hedging derivatives wholly or partially offset the changes in fair values of the related on-balance sheet financial instruments or future cash flows.

Assets are shown net of liabilities to customers where we have an enforceable right to offset amounts and we intend to settle contracts on a net basis.

Derivative instruments recorded in our Consolidated Balance Sheet are as follows:

(Canadian $ in millions)	Assets		Liabilities
	2011	2010	2011	2010
Fair value of trading derivatives	52,834	46,944	50,591	47,225
Fair value of hedging derivatives	2,843	2,815	809	745
Total	55,677	49,759	51,400	47,970

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notional Amounts

The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(Canadian $ in millions)				2011				2010
		Hedging				Hedging
	Trading	Cash flow	Fair value	Total	Trading	Cash flow	Fair value	Total
Interest Rate Contracts
Over-the-counter
Swaps	1,986,425	31,842	42,041	2,060,308	1,443,036	29,303	37,539	1,509,878
Forward rate agreements	449,154	–	–	449,154	406,115	–	–	406,115
Purchased options	34,720	–	–	34,720	41,254	–	–	41,254
Written options	40,454	–	–	40,454	54,898	–	–	54,898
	2,510,753	31,842	42,041	2,584,636	1,945,303	29,303	37,539	2,012,145
Exchange-traded
Futures	122,683	–	–	122,683	42,316	–	–	42,316
Purchased options	29,544	–	–	29,544	44,656	–	–	44,656
Written options	27,955	–	–	27,955	35,201	–	–	35,201
	180,182	–	–	180,182	122,173	–	–	122,173
Total interest rate contracts	2,690,935	31,842	42,041	2,764,818	2,067,476	29,303	37,539	2,134,318
Foreign Exchange Contracts
Over-the-counter
Cross-currency swaps	31,428	–	–	31,428	27,002	–	–	27,002
Cross-currency interest rate swaps	213,301	–	–	213,301	179,791	–	–	179,791
Forward foreign exchange contracts	270,406	15,151	–	285,557	225,750	13,832	–	239,582
Purchased options	7,966	–	–	7,966	7,510	–	–	7,510
Written options	10,352	–	–	10,352	11,960	–	–	11,960
	533,453	15,151	–	548,604	452,013	13,832	–	465,845
Exchange-traded
Futures	243	–	–	243	2,147	–	–	2,147
Purchased options	4,434	–	–	4,434	10,220	–	–	10,220
Written options	2,288	–	–	2,288	4,205	–	–	4,205
	6,965	–	–	6,965	16,572	–	–	16,572
Total foreign exchange contracts	540,418	15,151	–	555,569	468,585	13,832	–	482,417
Commodity Contracts
Over-the-counter
Swaps	14,681	–	–	14,681	16,400	–	–	16,400
Purchased options	8,860	–	–	8,860	8,745	–	–	8,745
Written options	4,747	–	–	4,747	6,395	–	–	6,395
	28,288	–	–	28,288	31,540	–	–	31,540
Exchange-traded
Futures	19,858	–	–	19,858	21,169	–	–	21,169
Purchased options	9,051	–	–	9,051	26,186	–	–	26,186
Written options	10,441	–	–	10,441	28,759	–	–	28,759
	39,350	–	–	39,350	76,114	–	–	76,114
Total commodity contracts	67,638	–	–	67,638	107,654	–	–	107,654
Equity Contracts
Over-the-counter	25,450	–	–	25,450	22,896	–	–	22,896
Exchange-traded	22,450	–	–	22,450	13,549	–	–	13,549
Total equity contracts	47,900	–	–	47,900	36,445	–	–	36,445
Credit Default Swaps
Over-the-counter purchased	40,149	–	–	40,149	44,615	–	–	44,615
Over-the-counter written	36,135	–	–	36,135	40,650	–	–	40,650
Total credit default swaps	76,284	–	–	76,284	85,265	–	–	85,265
Total	3,423,175	46,993	42,041	3,512,209	2,765,425	43,135	37,539	2,846,099

Included in the notional amounts is $28 million as at October 31, 2011 ($231 million in 2010) related to the Managed Futures Certificates of Deposit Program. Risk exposures represented by the assets in this program are traded on behalf of customers, with all gains and losses accruing to them.

142	BMO Financial Group 194th Annual Report 2011

Derivative-Related Market Risk

Derivative instruments are subject to market risk. Market risk arises from the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of derivative instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We strive to limit market risk by employing comprehensive governance and management processes for all market risk-taking activities.

Derivative-Related Credit Risk

Over-the-counter derivative instruments are subject to credit risk arising from the possibility that counterparties may default on their obligations. The credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose us to potential credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. The credit risk is represented by the positive fair value of the derivative instrument. We strive to limit credit risk by dealing with counterparties that we believe are creditworthy, and we manage our credit risk for derivatives using the same credit risk process that is applied to loans and other credit assets.

We also pursue opportunities to reduce our exposure to credit losses on derivative instruments, including entering into collateral agreements and entering into master netting agreements with counter-parties. The credit risk associated with favourable contracts is eliminated by master netting agreements to the extent that unfavourable contracts with the same counterparty cannot be settled before favourable contracts.

Exchange-traded derivatives have no potential for credit exposure as they are settled net with each exchange.

Terms used in the credit risk table below are as follows:

Replacement cost represents the cost of replacing all contracts that have a positive fair value, using current market rates. It represents in effect the unrealized gains on our derivative instruments. Replacement costs disclosed below represent the net of the asset and liability to a specific counterparty where we have a legally enforceable right to offset the amount owed to us with the amount owed by us and we intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Credit risk equivalent represents the total replacement cost plus an amount representing the potential future credit exposure, as outlined in OSFI’s Capital Adequacy Guideline.

Risk-weighted assets represent the credit risk equivalent, weighted based on the creditworthiness of the counterparty, as prescribed by OSFI.

(Canadian $ in millions)			2011			2010
	Replacement cost	Credit risk equivalent	Risk-weighted assets	Replacement cost	Credit risk equivalent	Risk-weighted assets
Interest Rate Contracts
Swaps	36,650	43,776	–	32,613	38,255	–
Forward rate agreements	117	137	–	87	110	–
Purchased options	1,307	1,437	–	1,379	1,566	–
Total interest rate contracts	38,074	45,350	2,820	34,079	39,931	3,738
Foreign Exchange Contracts
Cross-currency swaps	1,391	2,854	–	1,271	2,456	–
Cross-currency interest rate swaps	5,139	15,386	–	4,595	13,087	–
Forward foreign exchange contracts	3,743	6,667	–	4,050	6,702	–
Purchased options	159	251	–	173	245	–
Total foreign exchange contracts	10,432	25,158	2,299	10,089	22,490	2,477
Commodity Contracts
Swaps	1,041	2,690	–	1,462	3,612	–
Purchased options	138	1,348	–	382	1,666	–
Total commodity contracts	1,179	4,038	820	1,844	5,278	853
Equity Contracts	467	1,943	117	625	1,961	137
Credit Default Swaps	1,179	1,485	3,354	1,280	1,756	3,476
Total derivatives	51,331	77,974	9,410	47,917	71,416	10,681
Less: impact of master netting agreements	(35,856)	(50,642)	–	(31,537)	(45,706)	–
Total	15,475	27,332	9,410	16,380	25,710	10,681

The total derivatives and impact of master netting agreements for replacement cost do not include exchange-traded derivatives with a fair value of $4,346 million as at October 31, 2011 ($1,842 million in 2010).

Transactions are conducted with counterparties in various geographic locations and industries. Set out below is the replacement cost of contracts before and after the impact of master netting agreements with customers located in the following countries, based on country of ultimate risk:

(Canadian $ in millions, except as noted)	Before master netting agreements				After master netting agreements
	2011		2010		2011		2010
Canada	21,579	42	19,202	40	9,253	59	8,898	54
United States	12,360	24	12,450	26	3,198	21	3,991	24
United Kingdom	8,431	16	7,363	15	1,329	9	1,115	7
France	3,022	6	2,390	5	339	2	393	2
Germany	2,953	6	3,346	7	126	1	274	2
Other countries (1)	2,986	6	3,166	7	1,230	8	1,709	11
Total	51,331	100%	47,917	100%	15,475	100%	16,380	100%

(1)	No other country represented 5% or more of our replacement cost in 2011 or 2010.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 194th Annual Report 2011	143

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Transactions are conducted with various counterparties. Set out below is the replacement cost of contracts (before the impact of master netting agreements) with customers in the following industries:

(Canadian $ in millions)	Interest rate contracts		Foreign exchange contracts		Commodity contracts		Equity contracts		Credit default swaps		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Financial institutions	32,576	29,380	6,737	6,693	294	654	227	382	391	312	40,225	37,421
Government	3,018	2,351	2,604	2,487	33	56	–	–	–	–	5,655	4,894
Natural resources	32	45	96	74	311	351	–	–	–	–	439	470
Energy	80	54	10	2	185	239	–	–	–	–	275	295
Other	2,368	2,249	985	833	356	544	240	243	788	968	4,737	4,837
Total	38,074	34,079	10,432	10,089	1,179	1,844	467	625	1,179	1,280	51,331	47,917

Credit Derivatives and Guarantees

Credit derivatives – protection sold by ratings/maturity profile:

	Maximum payout/Notional				Fair value
As at October 31, 2011 (Canadian $ in millions)	Within 1 year	1 to 5 years	Over 5 years	Total	Liability
Credit default swaps
Investment grade (1)	8,866	24,603	550	34,019	702
Non-investment grade (1)	1,033	704	176	1,913	176
Non-rated	113	24	66	203	2
Total (2)	10,012	25,331	792	36,135	880

	Maximum payout/Notional				Fair value
As at October 31, 2010 (Canadian $ in millions)	Within 1 year	1 to 5 years	Over 5 years	Total	Liability
Credit default swaps
Investment grade (1)	2,514	24,752	10,498	37,764	834
Non-investment grade (1)	748	1,774	100	2,622	97
Non-rated	155	108	1	264	2
Total (2)	3,417	26,634	10,599	40,650	933
(1)	Credit ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings. These credit ratings largely reflect those assigned by external rating agencies to those issuers of the underlying securities or referenced asset and are not ratings of our securities. These ratings represent the payment or performance risk of the underlying security or referenced asset.
(2)	As at October 31, 2011, the notional value and net carrying value of credit protection sold in which we held purchased protection with identical underlying assets was $2 billion and $124 million ($2 billion and $56 million in 2010).

Term to Maturity

Our derivative contracts have varying maturity dates. The remaining contractual term to maturity for the notional amounts of our derivative contracts is set out below:

(Canadian $ in millions)	Term to maturity					2011	2010
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total notional amounts	Total notional amounts
Interest Rate Contracts
Swaps	809,282	530,697	392,681	260,192	67,456	2,060,308	1,509,878
Forward rate agreements, futures and options	613,547	68,514	14,562	6,795	1,092	704,510	624,440
Total interest rate contracts	1,422,829	599,211	407,243	266,987	68,548	2,764,818	2,134,318
Foreign Exchange Contracts
Cross-currency swaps	8,633	4,719	8,669	6,772	2,635	31,428	27,002
Cross-currency interest rate swaps	43,267	64,796	53,103	40,919	11,216	213,301	179,791
Forward foreign exchange contracts, futures and options	295,485	9,282	4,976	1,090	7	310,840	275,624
Total foreign exchange contracts	347,385	78,797	66,748	48,781	13,858	555,569	482,417
Commodity Contracts
Swaps	7,972	5,579	662	432	36	14,681	16,400
Futures and options	32,381	15,806	3,781	989	–	52,957	91,254
Total commodity contracts	40,353	21,385	4,443	1,421	36	67,638	107,654
Equity Contracts	43,196	1,973	2,257	8	466	47,900	36,445
Credit Contracts	20,424	30,739	22,471	2,461	189	76,284	85,265
Total notional amount	1,874,187	732,105	503,162	319,658	83,097	3,512,209	2,846,099

144	BMO Financial Group 194th Annual Report 2011

Note 11: Premises and Equipment

We record land at cost and all premises and equipment at cost less accumulated amortization, except for premises and equipment acquired through acquisitions, which are recorded at fair value on the date acquired. Buildings, computer equipment and operating system software, other equipment and leasehold improvements are amortized on a straight-line basis over their estimated useful lives. The maximum estimated useful lives we use to amortize our assets are as follows:

Buildings	40 years
Computer equipment and operating system software	15 years
Other equipment	10 years
Leasehold improvements	Lease term to a maximum of 10 years

(Canadian $ in millions)						2011						2010
	Land	Buildings	Computer equipment	Other equipment	Leasehold improvements	Total	Land	Buildings	Computer equipment	Other equipment	Leasehold improvements	Total
Cost:
Balance at beginning of year	169	1,283	1,334	801	901	4,488	175	1,294	1,387	796	866	4,518
Additions	7	87	153	53	95	395	5	40	121	62	67	295
Disposals (1)	(2)	(16)	(99)	(17)	(22)	(156)	(5)	(31)	(151)	(54)	(22)	(263)
Additions from acquisitions (2)	127	184	74	55	23	463	–	–	–	–	–	–
Foreign exchange and other	3	1	(3)	1	(4)	(2)	(6)	(20)	(23)	(3)	(10)	(62)
Balance at end of year	304	1,539	1,459	893	993	5,188	169	1,283	1,334	801	901	4,488
Accumulated depreciation and impairment:
Balance at beginning of year	–	675	1,054	623	576	2,928	–	662	1,054	632	536	2,884
Disposals (1)	–	(13)	(94)	(16)	(21)	(144)	–	(30)	(98)	(46)	(18)	(192)
Amortization	–	55	134	43	72	304	–	65	114	39	49	267
Foreign exchange and other	–	(5)	5	(16)	(1)	(17)	–	(22)	(16)	(2)	9	(31)
Balance at end of year	–	712	1,099	634	626	3,071	–	675	1,054	623	576	2,928
Net carrying value	304	827	360	259	367	2,117	169	608	280	178	325	1,560

(1)	Includes fully depreciated assets written-off.
(2)	Premises and equipment are recorded at the fair value on the date of acquisition.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

Gains and losses on disposal are included in other non-interest revenue in our Consolidated Statement of Income.

We test premises and equipment for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. We write them down to fair value when the related undiscounted cash flows are less than the carrying value. There were no significant write-downs of premises and equipment due to impairment during the years ended October 31, 2011, 2010 and 2009.

Lease Commitments

We have entered into a number of non-cancellable leases for premises and equipment. Our total contractual rental commitments as at October 31, 2011 were $1,812 million. The commitments for each of the next five years and thereafter are $277 million for 2012, $253 million for 2013, $209 million for 2014, $186 million for 2015, $163 million for 2016 and $724 million thereafter. Included in these amounts are the commitments related to 799 leased branch locations as at October 31, 2011.

Net rent expense for premises and equipment reported in our Consolidated Statement of Income for the years ended October 31, 2011, 2010 and 2009 was $371 million, $340 million and $340 million, respectively.

Note 12: Acquisitions

We account for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets, and the liabilities assumed based on their fair values at the date of acquisition. Any excess is then recorded as goodwill. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.

Marshall & llsley Corporation (“M&l”)

On July 5, 2011, we completed the acquisition of Milwaukee-based Marshall & llsley Corporation for consideration of $4.0 billion (US$4.2 billion) paid in common shares, with fractional entitlements to our common shares paid in cash. Each common share of M&l was exchanged for 0.1257 of a common share, resulting in the issuance of approximately 67 million common shares. The value of our common shares was arrived at using the average of our common share price prevailing during the five-day period before and after December 17,

2010, the day the terms of the business combination were agreed to and announced. In addition, immediately prior to the completion of the transaction, we purchased M&l’s Troubled Asset Relief Program preferred shares and warrants from the U.S. Treasury for $1.6 billion (US$1.7 billion). The acquisition of M&l allows us to strengthen our competitive position in the U.S. Midwest markets. As part of this acquisition, we acquired a core deposit intangible asset that is being amortized on an accelerated basis over a period of 10 years, a customer relationship intangible asset that is being amortized on an accelerated basis over a period of 15 years, a credit card portfolio intangible asset that is being amortized on an accelerated basis over a period of 15 years, and a trade name intangible asset that is being amortized on an accelerated basis over a period of five years. Goodwill related to this acquisition is not deductible for tax purposes. M&l is part of our Personal and Commercial Banking U.S., Private Client Group, BMO Capital Markets and Corporate reporting segments. Goodwill was allocated to these segments except for Corporate.

BMO Financial Group 194th Annual Report 2011	145

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lloyd George Management (“LGM”)

On April 28, 2011, we completed the acquisition of all outstanding voting shares of Hong Kong-based Lloyd George Management for cash consideration of $87 million subject to a post-closing adjustment based on working capital, plus contingent consideration based on meeting certain revenue thresholds over three years. During the year ended October 31, 2011, we increased the purchase price by $15 million to $102 million based on a revaluation of net assets acquired and the finalization of working capital adjustments. Contingent consideration of approximately $8 million is expected to be paid in future years related to this acquisition. The acquisition of LGM allows us to expand our investment management capabilities in Asia and emerging markets to meet clients’ growing demand for global investment strategies. As part of this acquisition, we acquired a customer relationship intangible asset that is being amortized on a straight-line basis over a period of 15 years. Goodwill related to this acquisition is not deductible for tax purposes. LGM is part of our Private Client Group reporting segment.

AMCORE Bank, N.A. (“AMCORE”)

On April 23, 2010, we completed the acquisition of certain assets and liabilities of AMCORE from the Federal Deposit Insurance Corporation (“FDIC”) for total consideration of $225 million (US$222 million), including post-closing adjustments based on net assets. As part of the acquisition, we had the option to purchase certain AMCORE branches after the close of the transaction. During the year ended October 31, 2011, we increased the purchase price by $20 million to $245 million as a result of the purchase of certain of these branches. Under the terms of the acquisition, the FDIC absorbs 80% of the losses on the acquired loans. The acquisition of AMCORE accelerates our growth strategy and reinforces our already strong position in the U.S. Midwest by expanding our presence in Illinois and Wisconsin. As part of this acquisition, we acquired a core deposit intangible asset that is being amortized on an accelerated basis over 10 years. All intangibles, including goodwill, related to this acquisition are deductible for tax purposes. The acquired assets and liabilities are included in our Personal and Commercial Banking U.S. reporting segment.

Diners Club

On December 31, 2009, we completed the acquisition of the net cardholder receivables of the Diners Club North American franchise from Citigroup for total cash consideration of $838 million (US$798 million), including a post-closing adjustment based on net assets. The acquisition of the net cardholder receivables of Diners Club gives us the right to issue Diners Club cards to corporate and professional clients in the United States and Canada and will accelerate our initiative to expand in the travel and entertainment card sector for commercial customers across North America. As part of this acquisition, we acquired a customer relationship intangible asset that is being amortized on an accelerated basis over 15 years and a computer software intangible asset that is being amortized on a straight-line basis over five years. All intangibles, including goodwill of $5 million related to this acquisition are deductible for tax purposes. Diners Club is part of our Personal and Commercial Banking Canada reporting segment.

Paloma Securities L.L.C. (“Paloma”)

On December 13, 2009, we completed the acquisition of selected assets used in the securities lending business of Paloma for cash consideration of $7 million (US$6 million) and hired its global securities lending team. The acquisition provides us with the opportunity to expand our securities lending operation. Goodwill related to this acquisition is deductible for tax purposes. This acquisition is part of our BMO Capital Markets reporting segment.

Integra GRS (“Integra”)

On November 23, 2009, we completed the acquisition of the record-keeping business of Integra, a wholly-owned subsidiary of Integra Capital Management Corporation, for cash consideration of $13 million, plus contingent consideration of $3 million paid in 2010, based on additional client contracts assigned from the vendor within six months after the closing date. The acquisition of Integra extends our existing wealth management offering. As part of this acquisition, we acquired a customer relationship intangible asset that is being amortized on a straight-line basis over five years and a computer software intangible asset that is being amortized on a straight-line basis over three years. Goodwill related to this acquisition is deductible for tax purposes. Integra is part of our Private Client Group reporting segment.

The estimated fair values of the assets acquired and the liabilities assumed at the dates of acquisition are as follows:

(Canadian $ in millions)		2011				2010
	LGM	M&I	AMCORE	Diners Club	Paloma	Integra
Cash resources (1)	11	2,838	420	–	–	–
Securities	3	5,972	10	–	–	–
Loans	–	29,148	1,551	873	–	–
Premises and equipment	–	443	20	–	–	–
Goodwill	62	1,842	86	5	7	7
Intangible assets	31	649	24	63	–	9
Future tax assets	–	2,125	–	–	–	–
Other assets	21	2,239	494	9	–	–
Total assets	128	45,256	2,605	950	7	16
Deposits	–	33,799	2,207	–	–	–
Other liabilities	26	7,466	153	112	–	–
Total liabilities	26	41,265	2,360	112	–	–
Purchase price	102	3,991	245	838	7	16
The allocation of the purchase price for LGM and M&I is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

(1)	Cash resources acquired through the M&I and AMCORE acquisitions include cash and cash equivalents and interest bearing deposits.

146	BMO Financial Group 194th Annual Report 2011

Note 13: Goodwill and Intangible Assets

Goodwill

When we complete a business combination, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets, and the liabilities assumed. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill.

Goodwill is not amortized; however, it is tested for impairment at least annually. The impairment test consists of comparing the book value of our reporting units (groups of businesses with similar characteristics) including allocated goodwill, to their fair values. We determine fair value primarily using discounted cash flows. The excess of carrying value of goodwill over fair value of goodwill, if any, is recorded as an impairment charge in the period in which impairment is determined.

There were no write-downs of goodwill due to impairment during the years ended October 31, 2011, 2010 and 2009.

A continuity of our goodwill by reporting unit for the years ended October 31, 2011 and 2010 is as follows:

(Canadian $ in millions)				Personal and Commercial Banking								Private Client Group	BMO Capital Markets		Corporate Services	Total
	P&C Canada	P&C U.S.		Total	Client Investing		Investment Products		Private Banking		Insurance	Total			Technology and Operations
Goodwill as at October 31, 2009	119	984		1,103	68		211		78		1	358	106		2	1,569
Acquisitions during the year	5	86		91	–		7		–		–	7	7		–	105
Other (1)	(3)	(50)		(53)	–		(2)		(1)		1	(2)	–		–	(55)
Goodwill as at October 31, 2010	121	1,020		1,141	68		216		77		2	363	113		2	1,619
Acquisitions during the year	–	1,435		1,435	–		146		249		–	395	74		–	1,904
Other (1)	(1)	47		46	–		4		10		–	14	2		–	62
Goodwill as at October 31, 2011	120 (2)	2,502	(3)	2,622	68	(4)	366	(5)	336	(6)	2	772	189	(7)	2	3,585
(1)	Other changes in goodwill include the effects of translating goodwill denominated in foreign currencies into Canadian dollars and purchase accounting adjustments related to prior-year purchases.
(2)	Relates primarily to Moneris Solutions Corporation, bcpbank Canada and Diners Club.
(3)	Relates primarily to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc., Villa Park Trust Savings Bank, First National Bank & Trust, Ozaukee Bank, Merchants and Manufacturers Bancorporation, Inc., AMCORE and M&I.
(4)	Relates to BMO Nesbitt Burns Corporation Limited.
(5)	Relates to Guardian Group of Funds Ltd., Pyrford International plc, Integra GRS, LGM and M&I.
(6)	Relates primarily to Harris myCFO Inc., Stoker Ostler Wealth Advisors, Inc. and M&I.
(7)	Relates to Gerard Klauer Mattison & Co., Inc., BMO Nesbitt Burns Corporation Limited, Griffin, Kubik, Stephens & Thompson, Inc., Paloma Securities L.L.C. and M&I.

Intangible Assets

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Software is recorded at cost. The following table presents the change in the balance of the intangible assets:

(Canadian $ in millions)	Customer relationships	Core deposits	Branch distribution networks	Purchased software – amortizing	Developed software – amortizing	Software under development	Other	Total
Intangible assets cost as at October 31, 2009	85	237	163	546	797	70	24	1,922
Additions/disposals/other	29	2	(3)	1	128	77	2	236
Acquisitions	69	21	–	–	6	–	–	96
Foreign exchange	(10)	(13)	(9)	(4)	(14)	(1)	–	(51)
Intangible assets cost as at October 31, 2010	173	247	151	543	917	146	26	2,203
Additions/disposals/other	(2)	(2)	–	7	270	(26)	–	247
Acquisitions	218	462	–	–	–	–	–	680
Foreign exchange	8	14	(3)	(1)	(6)	(1)	–	11
Intangible assets cost as at October 31, 2011	397	721	148	549	1,181	119	26	3,141

The following table presents the accumulated amortization of the intangible assets:

(Canadian $ in millions)	Customer relationships	Core deposits	Branch distribution networks	Purchased software – amortizing	Developed software – amortizing	Software under development	Other	Total
Accumulated amortization at October 31, 2009	41	175	142	435	446	–	23	1,262
Disposals/other	29	2	(2)	(28)	(42)	–	1	(40)
Amortization	12	12	11	47	120	–	1	203
Foreign exchange	(1)	(10)	(9)	(3)	(11)	–	–	(34)
Accumulated amortization at October 31, 2010	81	179	142	451	513	–	25	1,391
Disposals/other	(2)	(11)	–	(5)	(14)	–	–	(32)
Amortization	19	43	8	34	126	–	1	231
Foreign exchange	–	(4)	(3)	–	(4)	–	–	(11)
Accumulated amortization at October 31, 2011	98	207	147	480	621	–	26	1,579

Carrying value at October 31, 2010	92	68	9	92	404	146	1	812
Carrying value at October 31, 2011	299	514	1	69	560	119	–	1,562

BMO Financial Group 194th Annual Report 2011	147

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets are amortized to income over the period during which we believe the assets will benefit us on either a straight-line or an accelerated basis, over a period not to exceed 15 years. We have no significant intangible assets with indefinite lives. The weighted-average amortization period for customer relationships is 13 years, core deposits 10 years, branch distribution networks 15 years, purchased and developed software five years and other six years.

We test intangible assets for impairment when events or changes in circumstances indicate that their carrying value may not be recover-

able. We write them down to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. There were no write-downs of intangible assets due to impairment during the years ended October 31, 2011, 2010 and 2009.

The total estimated amortization expense related to existing intangible assets for each of the next five years is $257 million for 2012, $242 million for 2013, $227 million for 2014, $212 million for 2015 and $201 million for 2016.

Note 14: Other Assets

(Canadian $ in millions)	2011	2010
Accounts receivable, prepaid expenses and other items	7,390	3,792
Accrued interest receivable	894	879
Due from clients, dealers and brokers	592	399
Current tax receivable (Note 24)	1,319	1,459
Future tax assets (Note 24)	2,787	559
Insurance assets	226	204
Pension asset (Note 23)	1,866	1,900
Total	15,074	9,192

Note 15: Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Deposits by:
Banks	747	606	541	388	2,424	2,346	17,187	16,095	20,899	19,435
Businesses and governments (1) (2)	11,839	9,052	20,647	14,701	37,989	24,949	89,271	82,071	159,746	130,773
Individuals	5,581	6,664	9,438	8,919	60,902	41,494	46,366	41,966	122,287	99,043
Total (3)	18,167	16,322	30,626	24,008	101,315	68,789	152,824	140,132	302,932	249,251
Booked in:
Canada	17,257	15,657	22,918	20,654	52,966	46,996	97,892	90,286	191,033	173,593
United States	495	282	7,581	3,345	47,767	21,274	41,067	35,800	96,910	60,701
Other countries	415	383	127	9	582	519	13,865	14,046	14,989	14,957
Total	18,167	16,322	30,626	24,008	101,315	68,789	152,824	140,132	302,932	249,251
(1)	The senior deposit notes of $800 million (2010 – $800 million) issued to BMO Subordinated Notes Trust and $450 million (2010 – $450 million) issued to BMO Capital Trust II are included in business and government deposits. Please refer to Note 17 and Note 18, respectively, for further details.
(2)	Included in business and government deposits are Covered Bond issuances of €1 billion maturing in January 2013, US$2 billion maturing in October 2014, US$2 billion maturing in June 2015 and US$1.5 billion maturing in January 2016 and which pay interest of 4.25%, 1.30%, 2.85% and 2.63%, respectively (2010 – €1 billion maturing in January 2013 and US$2 billion maturing in June 2015, 4.25% and 2.85%). Please refer to Note 9 for further details.
(3)	As at October 31, 2011 and 2010, total deposits payable on a fixed date included $15,377 million and $14,860 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities.

Included in deposits as at October 31, 2011 and 2010 are $134,398 million and $92,213 million, respectively, of deposits denominated in U.S. dollars, and $4,908 million and $5,207 million, respectively, of deposits denominated in other foreign currencies.

Deposits

Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.

Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.

Deposits payable on a fixed date are comprised of:

•

Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.

•

Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at October 31, 2011, we had borrowed $831 million of federal funds ($732 million in 2010).

•	Commercial paper, which totalled $991 million as at October 31, 2011 ($1,816 million in 2010).

Included in our deposits payable on a fixed date as at October 31, 2011 were $125,533 million of deposits, each greater than one hundred thousand dollars, of which $76,972 million were booked in Canada, $34,695 million were booked in the United States and $13,866 million were booked in other countries ($116,452 million, $67,321 million, $35,085 million and $14,046 million, respectively, in 2010). Of the

148	BMO Financial Group 194th Annual Report 2011

$76,972 million of deposits booked in Canada, $34,842 million mature in less than three months, $1,846 million mature in three to six months, $6,154 million mature in six to 12 months and $34,130 million mature after 12 months ($67,321 million, $35,191 million, $1,349 million, $6,171 million and $24,610 million, respectively, in 2010). We have liquid assets of $154,940 million to support these and other deposit liabilities ($143,953 million in 2010). A portion of these liquid assets have been pledged (see Note 28).

The following table presents the maturity schedule for our deposit liabilities.

Contractual Obligations (Canadian $ in millions)	2011	2010
Within 1 year	105,300	102,184
1 to 2 years	15,944	11,780
2 to 3 years	10,107	12,491
3 to 4 years	7,077	2,139
4 to 5 years	8,644	6,000
Over 5 years (1)	155,860	114,657
Total (2)	302,932	249,251
(1)	The over 5 years category includes deposits with no fixed maturity date.
(2)	Includes structured notes designated under the fair value option.

The following table presents the average deposit balances and average rates of interest paid during 2011 and 2010:

	Average balances		Average rate paid (%)
(Canadian $ in millions, except as noted)	2011	2010	2011	2010
Deposits Booked in Canada
Demand deposits – interest bearing	17,489	15,331	0.41	0.24
Demand deposits – non-interest bearing	21,620	19,213	–	–
Payable after notice	49,282	45,384	0.53	0.29
Payable on a fixed date	89,469	87,208	1.90	1.88
Total deposits booked in Canada	177,860	167,136	1.14	1.08
Deposits Booked in the United States and Other Countries
Banks located in the United States and other countries	7,648	8,022	0.53	0.98
Governments and institutions in the United States and other countries	9,804	8,862	0.54	0.51
Other demand deposits	4,497	3,114	0.03	0.03
Other deposits payable after notice or on a fixed date	70,874	54,829	0.73	0.78
Total deposits booked in the United States and other countries	92,823	74,827	0.66	0.74
Total average deposits	270,683	241,963	0.98	0.98

As at October 31, 2011 and 2010, deposits by foreign depositors in our Canadian bank offices amounted to $18,237 million and $14,129 million, respectively.

A portion of our structured note liabilities are designated as trading under the fair value option and are accounted for at fair value, which better aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was a decrease in non-interest revenue, trading revenues of $57 million for the year ended October 31, 2011 (decrease of $110 million in 2010), including an increase of $50 million attributable to changes in our credit spread (increase of $13 million in 2010). We recognized offsetting amounts on derivatives and other financial instrument contracts that are held to hedge changes in the fair value of these structured notes.

The change in fair value related to changes in our credit spread that has been recognized since these notes were designated as held for trading to October 31, 2011 was an unrealized gain of $21 million. Starting in 2009, we hedged the exposure to changes in our credit spread.

The fair value and amount due at contractual maturity of these notes as at October 31, 2011 were $4,301 million and $4,572 million, respectively ($3,976 million and $4,084 million, respectively, in 2010).

Note 16: Other Liabilities

(Canadian $ in millions)	2011	2010
Acceptances	7,227	7,001
Securities sold but not yet purchased	21,099	16,438
Securities lent or sold under repurchase agreements	39,163	47,110
	67,489	70,549

Acceptances

Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have an offsetting claim, equal to the amount of the acceptances, against our customers. The amount due under acceptances is recorded as a liability and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.

Securities Sold but not yet Purchased

Securities sold but not yet purchased represent our obligation to deliver securities that we did not own at the time of sale. These obligations are recorded at their market value. Adjustments to the market value as at the balance sheet date and gains and losses on the settlement of these obligations are recorded in trading revenues (losses) in our Consolidated Statement of Income.

Securities Lent or Sold Under Repurchase Agreements

Securities lent or sold under repurchase agreements represent short-term funding transactions in which we sell securities that we own and simultaneously commit to repurchase the same securities at a specified price on a specified date in the future. The obligation to repurchase these securities is recorded at the amount owing. The interest expense related to these liabilities is recorded on an accrual basis.

BMO Financial Group 194th Annual Report 2011	149

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions)	2011	2010
Other
Accounts payable, accrued expenses and other items	8,846	6,741
Accrued interest payable	1,088	1,024
Non-controlling interest in subsidiaries	1,348	1,338
Liabilities of subsidiaries, other than deposits	3,815	2,430
Insurance-related liabilities	4,882	4,185
Pension liability (Note 23)	39	23
Tax payable	905	902
Other employee future benefits liability (Note 23)	808	771
Total	21,731	17,414

Included in non-controlling interest in subsidiaries as at October 31, 2011 were capital trust securities including accrued interest totalling $1,060 million ($1,060 million in 2010) (see Note 18) and 7.375% preferred shares of US$250 million (US$250 million in 2010) issued by Harris Preferred Capital Corporation, a U.S. subsidiary, that forms part of our Tier 1 regulatory capital.

Insurance-Related Liabilities

We are engaged in insurance businesses related to life and health insurance, annuities products and reinsurance.

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. Insurance claims and policy benefit liabilities are included in Other liabilities – Insurance-related liabilities. The effect of changes in actuarial assumptions on policy benefit liabilities was not material during either 2010 or 2011.

Reinsurance

In the ordinary course of business, our insurance subsidiaries reinsure risks to other insurance and reinsurance companies in order to provide greater diversification, limit loss exposure to large risks and provide additional capacity for future growth. These ceding reinsurance arrangements do not relieve our insurance subsidiaries from their direct obligation to the insureds. We evaluate the financial condition of the reinsurers and monitor their credit ratings to minimize our exposure to losses from reinsurer insolvency.

Reinsurance recoverables related to our life insurance business are included in Other liabilities – Insurance-related liabilities to offset the related liabilities. Insurance-related liabilities are net of ceded reinsurance of $499 million in 2011 ($872 million in 2010).

Reinsurance amounts included in non-interest revenue, insurance income in our Consolidated Statement of Income for the years ended October 31 are shown in the table below.

(Canadian $ in millions)	2011	2010	2009
Direct premium income	1,499	1,256	983
Ceded premiums from reinsurance	(392)	(462)	(408)
	1,107	794	575

Note 17: Subordinated Debt

Subordinated debt represents our direct unsecured obligations, in the form of notes and debentures, to our debt holders and forms part of our regulatory capital. The rights of the holders of our notes and debentures are subordinate to the claims of depositors and certain other creditors. We require approval from OSFI before we can redeem any part of our subordinated debt. Where appropriate, we enter into fair value hedges to hedge the risks caused by changes in interest rates (see Note 10).

During the year ended October 31, 2011, we issued $1.5 billion of 3.979% subordinated debt under our Canadian Medium-Term Note Program. The issue, Series G Medium-Term Notes, First Tranche, is due July 8, 2021 and resets to a floating rate on August 26, 2016. This issue qualifies as part of our regulatory Tier 2 Capital and Total Capital.

During the year ended October 31, 2010, we redeemed all of our 4.00% Series C Medium-Term Notes, Tranche 1, due 2015, totalling $500 million. The notes were redeemed at a redemption price of 100% of the principal amount plus unpaid accrued interest to the redemption date.

As at October 31, 2011 and 2010, $800 million of innovative subordinated debentures, BMO Trust Subordinated Notes (“BMO TSNs –Series A”) issued through SN Trust, were outstanding. SN Trust is a variable interest entity which we are not required to consolidate (see Note 9); therefore, the BMO TSNs – Series A issued by SN Trust are not reported in our Consolidated Balance Sheet. SN Trust used the proceeds of the issuance to purchase a senior deposit note from us which is reported as a business and government deposit liability in our Consolidated Balance Sheet. All of the BMO TSNs – Series A will be exchanged automatically, without the consent of the holders, into our Series E Subordinated Notes upon the occurrence of specific events, such as a wind-up of Bank of Montreal, a regulatory requirement to increase capital, violations of regulatory capital requirements or changes to tax legislation.

We have guaranteed the payments of principal, interest and redemption price, if any, and any other amounts on the BMO TSNs –Series A when they become due and payable. This guarantee is subordinate to our deposit liabilities and all other liabilities, except for other guarantees, obligations or liabilities that are designated as ranking either equally with or subordinate to the subordinated indebtedness.

The senior deposit note we issued to SN Trust bears interest at an annual rate of 5.90% and will mature on September 26, 2022.

150	BMO Financial Group 194th Annual Report 2011

The term to maturity and repayments of our subordinated debt are as follows:

(Canadian $ in millions, except as noted)	Face value	Maturity date	Interest rate (%)	Redeemable at our option beginning in	2011 Total (9)	2010 Total
Debentures Series 16	100	February 2017	10.00	February 2012 (1)	100	100
Debentures Series 20	150	December 2025 to 2040	8.25	Not redeemable	150	150
Series C Medium-Term Notes
Tranche 2	500	April 2020	4.87	April 2015 (2)	500	500
Series D Medium-Term Notes
Tranche 1	700	April 2021	5.10	April 2016 (3)	700	700
Tranche 2	1,200	June 2017	5.20	June 2012 (4)	1,200	1,200
Series F Medium-Term Notes
Tranche 1	900	March 2023	6.17	March 2018 (5)	900	900
Series G Medium-Term Notes
Tranche 1	1,500	July 8, 2021	3.98	July 2016 (6)	1,500	–
					5,050	3,550	(8)
BMO Trust Subordinated Notes – Series A	800	September 2022	5.75	September 2017 (7)	800	800
Total					5,850	4,350

(1)	Redeemable at the greater of par and the Canada Yield Price after their redemption date of February 20, 2012 until their maturity date of February 20, 2017.
(2)	Redeemable at the greater of par and the Canada Yield Price prior to April 22, 2015, and redeemable at par commencing April 22, 2015.
(3)	Redeemable at the greater of par and the Canada Yield Price prior to April 21, 2016, and redeemable at par commencing April 21, 2016.
(4)	Redeemable at the greater of par and the Canada Yield Price prior to June 21, 2012, and redeemable at par commencing June 21, 2012.
(5)	Redeemable at the greater of par and the Canada Yield Price prior to March 28, 2018, and redeemable at par commencing March 28, 2018.

(6)	Redeemable at par commencing July 8, 2016.
(7)	Redeemable at the greater of par and the Canada Yield Price prior to September 26, 2017, and redeemable at par commencing September 26, 2017.
(8)	Certain subordinated debt recorded amounts include quasi fair value adjustments that increase their carrying value by $298 million ($226 million in 2010) as they are part of fair value hedges (see Note 10).
(9)	All of our subordinated debt has a term to maturity of over five years.

Please refer to the offering circular related to each of the issues above for further details on Canada Yield Price calculations and definitions of Government of Canada Yield.

Note 18: Capital Trust Securities

We issue BMO BOaTS through our consolidated subsidiary Trust. The proceeds of the BMO BOaTS are used to purchase mortgages. We consolidate the Trust, and the BMO BOaTS are reported in our Consolidated Balance Sheet either as non-controlling interest in subsidiaries or as capital trust securities, depending on the terms of the BMO BOaTS.

As at October 31, 2011 and 2010, $450 million of BMO Tier 1 Notes – Series A (“BMO T1Ns – Series A”) issued through Trust II were outstanding. Trust II is a variable interest entity which we are not required to consolidate (see Note 9); therefore, the BMO T1Ns – Series A issued by Trust II are not reported in our Consolidated Balance Sheet. Trust II used the proceeds of the issuance to purchase a senior deposit note from us which is reported as a business and government deposit liability in our Consolidated Balance Sheet. The BMO T1Ns – Series A are

redeemable, at the option of Trust II, subject to certain conditions on or after December 31, 2013. In certain circumstances, the BMO T1Ns – Series A may be automatically exchanged for, or interest payable thereon may be paid by, the issuance of Class B non-cumulative preferred shares of Bank of Montreal. The senior deposit note we issued to Trust II bears interest at an annual rate of 10.421%, which will be reset on December 31, 2018 and on every fifth anniversary of that date thereafter until December 31, 2103. BMO T1Ns – Series A and the senior deposit note will mature on December 31, 2107.

Holders of the BMO BOaTS and BMO T1Ns – Series A are entitled to receive semi-annual fixed cash distributions as long as we declare dividends on our preferred shares or, if no such shares are outstanding, on our common shares in accordance with our ordinary dividend practice.

		Distribution per BOaTS (1) / BMO T1Ns		Redemption date	Conversion date	Principal amount
(Canadian $ in millions, except Distribution)	Distribution dates			At the option of the Trust	At the option of the holder	2011	2010
Capital Trust Securities
Series B	June 30, December 31	33.24		Redeemed	na	–	400
Series C	June 30, December 31	33.43		December 31, 2006	June 30, 2012	400	400
						400	800
Non-Controlling Interest
Series D	June 30, December 31	27.37	(2)	December 31, 2009		600	600
Series E	June 30, December 31	23.17	(3)	December 31, 2010		450	450
						1,050	1,050
Total Capital Trust Securities						1,450	1,850
BMO T1Ns – Series A	June 30, December 31	51.11	(4)	December 31, 2013		450	450

(1)	Distribution is paid on each trust security which has a par value of $1,000.
(2)	After December 31, 2014, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.
(3)	After December 31, 2015, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.
(4)	Starting on December 31, 2018 and on every fifth anniversary of such date thereafter until December 31, 2103, the interest rate on the BMO Tier 1 Notes – Series A will be reset to an interest rate per annum equal to the Government of Canada Yield plus 10.50%.

na – not applicable

BMO Financial Group 194th Annual Report 2011	151

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Redemption by the Trust

On or after the redemption dates indicated above, and subject to the prior approval of OSFI, the Trusts may redeem the securities in whole without the consent of the holders.

During the year ended October 31, 2011, we redeemed all of our BMO Capital Trust Securities – Series B (“BMO BOaTS – Series B”) at a redemption amount equal to $1,000, for an aggregate redemption of $400 million, plus unpaid distributions which had been declared.

During the year ended October 31, 2010, we redeemed all of our BMO Capital Trust Securities – Series A (“BMO BOaTS – Series A”) at a redemption amount equal to $1,000, representing an aggregate redemption of $350 million, plus unpaid indicated distributions.

On November 25, 2011, we also announced our intention to redeem all of our BMO Capital Trust Securities – Series C (“BMO BOaTS –Series C”) at a redemption amount equal to $1,000, representing an aggregate redemption of $400 million, plus unpaid indicated distributions.

Conversion by the Holders

On or after the conversion dates indicated above, the BMO BOaTS Series C may be exchanged for our Class B Preferred shares, Series 9, at the option of the holders. BMO BOaTS Series D, E and BMO T1Ns cannot be converted at the option of the holder.

Automatic Exchange

The BMO BOaTS Series C, D, E and BMO T1Ns will each be automatically exchanged for 40 of our Class B Preferred shares, Series 9, 11, 12 and 20, respectively, without the consent of the holders on the occurrence of specific events, such as a wind-up of Bank of Montreal, a regulatory requirement to increase capital or violations of regulatory capital requirements.

Note 19: Interest Rate Risk

We earn interest on interest bearing assets and we pay interest on interest bearing liabilities. We also have derivative instruments, such as interest rate swaps and interest rate options, whose values are sensitive to changes in interest rates. To the extent that we have assets, liabilities and derivative instruments maturing or repricing at different points in time, we are exposed to interest rate risk.

Interest Rate Gap Position

The determination of the interest rate sensitivity or gap position by necessity encompasses numerous assumptions. It is based on the earlier of the repricing date or maturity date of assets, liabilities and derivatives used to manage interest rate risk.

The gap position presented is as at October 31 of each year. It represents the position outstanding at the close of the business day and may change significantly in subsequent periods based on customer behaviour and the application of our asset and liability management policies.

The assumptions for the year ended October 31, 2011 were as follows:

Assets

Fixed rate, fixed term assets, such as residential mortgage loans and consumer loans, are reported based upon the scheduled repayments and estimated prepayments that reflect expected borrower behaviour.

Trading and underwriting (mark-to-market) assets and interest bearing assets on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.

Goodwill and intangible and fixed assets are reported as non-interest sensitive. Other fixed rate and non-interest bearing assets with no defined maturity are reported based on an assumed maturity profile that considers historical and forecasted trends in balances.

Liabilities

Fixed rate, fixed term liabilities, such as investment certificates, are reported at scheduled maturity with estimated redemptions that reflect expected depositor behaviour.

Interest bearing deposits on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.

Fixed rate and non-interest bearing liabilities with no defined maturity are reported based on an assumed maturity profile that considers historical and forecasted trends in balances.

Capital

Common shareholders’ equity is reported as non-interest sensitive.

Yields

Yields are based upon the effective interest rates for the assets or liabilities on October 31, 2011.

152	BMO Financial Group 194th Annual Report 2011

Interest Rate Gap Position (Canadian $ in millions, except as noted)
As at October 31	0 to 3 months	4 to 6 months	7 to 12 months	Total within 1 year	Effective interest rate (%)	1 to 5 years	Effective interest rate (%)	Over 5 years	Effective interest rate (%)	Non- interest sensitive	Total
Canadian Dollar
Assets
Cash and cash equivalents	(322)	(612)	–	(934)	1.11	319	–	–	–	1,881	1,266
Interest bearing deposits with banks	287	–	–	287	–	–	–	–	–	–	287
Securities	62,932	550	1,783	65,265	2.44	16,702	3.08	5,719	4.48	720	88,406
Securities borrowed or purchased under resale agreements	14,556	1,409	–	15,965	1.13	–	–	–	–	–	15,965
Loans	86,092	3,732	6,800	96,624	3.72	27,958	5.44	1,646	5.96	7,828	134,056
Other assets	48,731	215	2,487	51,433	na	7,491	na	663	na	3,364	62,951
Total assets	212,276	5,294	11,070	228,640		52,470		8,028		13,793	302,931
Liabilities and Shareholders’ Equity
Deposits	83,388	5,049	11,428	99,865	1.11	59,500	1.25	4,261	5.32	–	163,626
Securities sold but not yet purchased	16,509	–	–	16,509	2.83	–	–	–	–	–	16,509
Securities lent or sold under repurchase agreements	20,215	–	–	20,215	1.06	–	–	–	–	–	20,215
Other liabilities	56,671	255	(184)	56,742	na	403	na	3,240	–	8,624	69,009
Subordinated debt and Capital trust securities	698	100	1,200	1,998	–	2,700	4.13	1,050	3.39	–	5,748
Shareholders’ equity	890	350	–	1,240	–	1,865	–	250	–	24,469	27,824
Total liabilities and shareholders’ equity	178,371	5,754	12,444	196,569		64,468		8,801		33,093	302,931
Asset/liability gap position	33,905	(460)	(1,374)	32,071		(11,998)		(773)		(19,300)	–
Notional amounts of derivatives	(27,027)	416	819	(25,792)		21,640		4,152		–	–
Total Canadian dollar interest rate gap position
2011	6,878	(44)	(555)	6,279		9,642		3,379		(19,300)	–
2010	4,932	159	(399)	4,692		11,030		1,722		(17,444)	–

U.S. Dollar and Other Currencies
Assets
Cash and cash equivalents	21,646	1,499	590	23,735	0.41	(459)	–	(233)	–	(4,683)	18,360
Interest bearing deposits with banks	3,681	–	–	3,681	1.66	–	–	–	–	–	3,681
Securities	28,549	1,711	2,433	32,693	0.94	7,427	3.53	2,761	2.94	59	42,940
Securities borrowed or purchased under resale agreements	20,754	994	257	22,005	4.40	–	–	–	–	–	22,005
Loans	45,490	5,869	7,147	58,506	1.93	11,276	2.52	2,438	3.07	222	72,442
Other assets	5,075	234	(699)	4,610	na	5,402	na	76	–	4,976	15,064
Total assets	125,195	10,307	9,728	145,230		23,646		5,042		574	174,492
Liabilities and Shareholders’ Equity
Deposits	92,607	4,556	6,881	104,044	0.26	31,706	0.77	3,556	0.21	–	139,306
Securities sold but not yet purchased	4,590	–	–	4,590	2.36	–	–	–	–	–	4,590
Securities lent or sold under repurchase agreements	18,690	101	157	18,948	0.18	–	–	–	–	–	18,948
Other liabilities	4,226	240	927	5,393	na	5,452	na		na	222	11,349
Shareholders’ equity	–	299	–	299	–	–	–	–	–	–	299
Total liabilities and shareholders’ equity	120,113	5,196	7,965	133,274		37,158		3,838		222	174,492
Asset/liability gap position	5,082	5,111	1,763	11,956		(13,512)		1,204		352	–
Notional amounts of derivatives	(8,935)	–	(599)	(9,534)		11,155		(1,621)		–	–
Total U.S. dollar and other currencies interest rate gap position
2011	(3,853)	5,111	1,164	2,422		(2,357)		(417)		352	–
2010	1,495	1,926	192	3,613		(5,687)		667		1,407	–

na – not applicable	Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 194th Annual Report 2011	153

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20: Share Capital

Outstanding (Canadian $ in millions, except as noted)			2011			2010			2009
	Number of shares	Amount	Dividends declared per share	Number of shares	Amount	Dividends declared per share	Number of shares	Amount	Dividends declared per share
Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	200	1.33	8,000,000	200	1.33	8,000,000	200	1.33
Class B – Series 10 (1)	12,000,000	396	1.49	12,000,000	396	1.49	12,000,000	396	1.49
Class B – Series 13	14,000,000	350	1.13	14,000,000	350	1.13	14,000,000	350	1.13
Class B – Series 14	10,000,000	250	1.31	10,000,000	250	1.31	10,000,000	250	1.31
Class B – Series 15	10,000,000	250	1.45	10,000,000	250	1.45	10,000,000	250	1.45
Class B – Series 16	12,000,000	300	1.30	12,000,000	300	1.30	12,000,000	300	1.30
Class B – Series 18	6,000,000	150	1.63	6,000,000	150	1.63	6,000,000	150	1.55
Class B – Series 21	11,000,000	275	1.63	11,000,000	275	1.63	11,000,000	275	1.11
Class B – Series 23	16,000,000	400	1.35	16,000,000	400	1.35	16,000,000	400	0.59
Class B – Series 25	11,600,000	290	0.69	–	–	–	–	–	–
		2,861			2,571			2,571
Common Shares
Balance at beginning of year	566,468,440	6,927		551,715,904	6,198		506,044,982	4,773
Issued during the year	–	–		–	–		33,340,000	1,000
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	2,947,748	179		9,749,878	537		9,402,542	338
Issued/cancelled under the Stock Option Plan and other Stock-Based Compensation Plans (Note 22)	3,039,597	122		5,002,174	192		2,917,490	87
Issued on the exchange of shares of a subsidiary corporation	24,105	1		484	–		10,890	–
Issued on the acquisition of a business	66,519,673	3,961		–	–		–	–
Balance at end of year	638,999,563	11,190	2.80	566,468,440	6,927	2.80	551,715,904	6,198	2.80
Share Capital		14,051			9,498			8,769
(1)	Dividend amounts in U.S. dollars.

Preferred Shares

We are authorized by our shareholders to issue an unlimited number of Class A Preferred shares and Class B Preferred shares without par value, in series, for unlimited consideration. Class B Preferred shares may be issued in a foreign currency.

During the year ended October 31, 2011, we issued 11,600,000 3.9% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 25, at a price of $25.00 per share, representing an aggregate issue price of $290 million.

During the year ended October 31, 2010, we did not issue or redeem any preferred shares.

During the year ended October 31, 2009, we issued the following preferred shares:

•	6,000,000 6.5% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 18, at a price of $25.00 per share, representing an aggregate issue price of $150 million.
•	11,000,000 6.5% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 21, at a price of $25.00 per share, representing an aggregate issue price of $275 million.
•	16,000,000 5.4% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 23, at a price of $25.00 per share, representing an aggregate issue price of $400 million.

During the year ended October 31, 2009, we redeemed all of our 10,000,000 Non-Cumulative Class B Preferred shares, Series 6 that were classified as preferred share liabilities, at a price of $25.00 per share plus any declared and unpaid dividends to the date of redemption. This represented an aggregate redemption price of approximately $253 million. These shares were redeemable at our option starting November 25, 2005 for $25.00 cash per share, plus a premium if we redeemed the shares before November 25, 2007, or an equivalent value of our common shares. The shares carried a non-cumulative quarterly dividend of $0.296875 per share.

Preferred Share Rights and Privileges

Class B – Series 5 shares are redeemable at our option starting February 25, 2013 for $25.00 cash per share, and are not convertible. The shares carry a non-cumulative quarterly dividend of $0.33125 per share.

Class B – Series 10 shares are redeemable at our option starting February 25, 2012 for US$25.00 cash per share, and are convertible at our option starting February 25, 2012 into our common shares. The shares carry a non-cumulative quarterly dividend of US$0.371875 per share.

Class B – Series 13 shares are redeemable at our option starting February 25, 2012 for $25.00 cash per share, plus a premium if we redeem the shares before February 25, 2016. The shares carry a non-cumulative quarterly dividend of $0.28125 per share.

Class B – Series 14 shares are redeemable at our option starting November 25, 2012 for $25.00 cash per share, plus a premium if we redeem the shares before November 25, 2016. The shares carry a non-cumulative quarterly dividend of $0.328125 per share.

Class B – Series 15 shares are redeemable at our option starting May 25, 2013 for $25.00 cash per share, plus a premium if we redeem the shares before May 25, 2017. The shares carry a non-cumulative quarterly dividend of $0.3625 per share.

Class B – Series 16 shares are redeemable at our option on August 25, 2013 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 17 Preferred shares and, if converted, have the option to convert back to Series 16 Preferred shares on subsequent redemption dates. The Series 16 shares carry a non-cumulative quarterly dividend of $0.325 per share until August 25, 2013. Dividends payable after August 25, 2013 on the Series 16 and Series 17 Preferred shares will be set based on prevailing market rates plus a predetermined spread.

154	BMO Financial Group 194th Annual Report 2011

Class B – Series 18 shares are redeemable at our option on February 25, 2014 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 19 Preferred shares and, if converted, have the option to convert back to Series 18 Preferred shares on subsequent redemption dates. The Series 18 shares carry a non-cumulative quarterly dividend of $0.40625 per share until February 25, 2014. Dividends payable after February 25, 2014 on the Series 18 and Series 19 Preferred shares will be set based on prevailing market rates plus a predetermined spread.

Class B – Series 21 shares are redeemable at our option on May 25, 2014 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 22 Preferred shares and, if converted, have the option to convert back to Series 21 Preferred shares on subsequent redemption dates. The Series 21 shares carry a non-cumulative quarterly dividend of $0.40625 per share until May 25, 2014. Dividends payable after May 25, 2014 on the Series 21 and Series 22 Preferred shares will be set based on prevailing market rates plus a predetermined spread.

Class B – Series 23 shares are redeemable at our option on February 25, 2015 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 24 Preferred shares and, if converted, have the option to convert back to Series 23 Preferred shares on subsequent redemption dates. The Series 23 shares carry a non-cumulative quarterly dividend of $0.3375 per share until February 25, 2015. Dividends payable after February 25, 2015 on the Series 23 and Series 24 Preferred shares will be set based on prevailing market rates plus a predetermined spread.

Class B – Series 25 shares are redeemable at our option on August 25, 2016 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 26 Preferred shares and, if converted, have the option to convert back to Series 25 Preferred shares on subsequent redemption dates. The Series 25 shares carry a non-cumulative quarterly dividend of $0.24375 per share until August 25, 2016. Dividends payable after August 25, 2016 on the Series 25 and 26 Preferred shares will be set based on prevailing market rates plus a predetermined spread.

Common Shares

We are authorized by our shareholders to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible. Dividends are declared by the Board of Directors on a quarterly basis and the amount can vary from quarter to quarter.

During the year ended October 31, 2011, we issued 6,011,450 common shares primarily through our dividend reinvestment and share purchase plan and the exercise of stock options. We also issued 66,519,673 common shares to M&I shareholders as consideration for the acquisition of M&I. We did not issue any common shares through a public offering.

During the year ended October 31, 2010, we issued 14,752,536 common shares primarily through our dividend reinvestment and share purchase plan and the exercise of stock options. We did not issue any common shares through a public offering.

Normal Course Issuer Bid

On December 13, 2010, we announced the renewal of our normal course issuer bid, which allows us to repurchase for cancellation up to 15,000,000 BMO common shares during the period from December 16, 2010 to December 15, 2011.

We participated in a normal course issuer bid during the period from December 2, 2009 to December 1, 2010 under which we were able to repurchase for cancellation up to 15,000,000 common shares, approximately 2.7% of our common shares then outstanding.

During the years ended October 31, 2011, 2010 and 2009, we did not repurchase any common shares.

Issuances Exchangeable into Common Shares

One of our subsidiaries, Bank of Montreal Securities Canada Limited (“BMSCL”), has issued various classes of non-voting shares that can be exchanged at the option of the holder for our common shares, based on a formula. If all of these BMSCL shares had been converted into our common shares, up to 227,856, 252,023 and 252,507 of our common shares would have been needed to complete the exchange as at October 31, 2011, 2010 and 2009, respectively.

Share Redemption and Dividend Restrictions

OSFI must approve any plan to redeem any of our preferred share issues for cash.

We are prohibited from declaring or paying dividends on our preferred or common shares when we would be, as a result of paying such a dividend, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends declared and payable on our preferred shares have been paid or sufficient funds have been set aside to do so.

In addition, we have agreed that if either BMO Capital Trust or BMO Capital Trust II (the “Trusts”) fail to pay any required distribution on their capital trust securities, we will not declare dividends of any kind on any of our preferred or common shares for a period of time following the Trusts’ failure to pay the required distribution (as defined in the applicable prospectuses) unless the Trusts first pay such distribution to the holders of their capital trust securities (see Note 18).

Shareholder Dividend Reinvestment and Share Purchase Plan (the “Plan”)

We offer a dividend reinvestment and share purchase plan for our share-holders. Participation in the Plan is optional. Under the terms of the Plan, cash dividends on common shares are reinvested to purchase additional common shares. Shareholders also have the opportunity to make optional cash payments to acquire additional common shares.

We may issue common shares from treasury at an average of the closing price of our common shares on the Toronto Stock Exchange based on the five trading days prior to the last business day of the month or we may purchase them on the open market at market prices. During the year ended October 31, 2011, we issued a total of 2,947,748 common shares (9,749,878 in 2010) under the Plan.

Potential Share Issuances

As at October 31, 2011, we had reserved 21,128,511 common shares for potential issuance in respect of the Plan and 242,020 common shares in respect of the exchange of certain shares of BMSCL. We also have reserved 16,989,499 common shares for the potential exercise of stock options, as further described in Note 22.

Treasury Shares

When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders’ equity. If those shares are resold at a price higher than their cost, the premium is recorded as an increase in contributed surplus. If those shares are resold at a price below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amounts in excess of total contributed surplus related to treasury shares.

BMO Financial Group 194th Annual Report 2011	155

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: considers our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

Our approach includes establishing limits, goals and performance measures for the management of balance sheet positions, risk levels and minimum capital amounts, as well as issuing and redeeming capital instruments to obtain cost-effective capital structure.

Regulatory capital requirements and risk-weighted assets for the consolidated entity are determined on a Basel II basis.

Adjusted common shareholders’ equity is the most permanent form of capital. It is comprised of common shareholders’ equity less a deduction for goodwill, excess intangible assets and deductions for certain other items under Basel II. Tier 1 capital is primarily comprised of regulatory common equity, preferred shares and innovative hybrid instruments. Total capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and the eligible portion of the general allowance for credit losses. Deductions from Tier 2 capital are primarily comprised of our investment in insurance subsidiaries and other substantial investments along with other Basel II deductions. Details of components of our capital position are presented in Notes 13, 16, 17, 18 and 20.

Our Common Equity Ratio, Tier 1 Capital Ratio, Total Capital Ratio and Assets-to-Capital Multiple are the primary capital measures.

•	The Tier 1 Capital Ratio is defined as Tier 1 capital divided by risk-weighted assets.
•	The Common Equity Ratio is defined as common shareholders’ equity less capital adjustments, divided by risk-weighted assets.
•	The Total Capital Ratio is defined as total capital divided by risk-weighted assets.
•	The Assets-to-Capital Multiple is calculated by dividing total assets, including specified off-balance sheet items net of other specified deductions, by total capital.

Basel II Regulatory Capital and Risk-Weighted Assets
(Canadian $ in millions, except as noted)	2011	2010
Tier 1 Capital	25,071	21,678
Tier 2 Capital	5,921	3,959
Total Capital	30,992	25,637
Total risk-weighted assets	208,672	161,165
Tier 1 Capital Ratio	12.01%	13.45%
Tangible Common Equity Ratio	9.64%	10.47%
Total Capital Ratio	14.85%	15.91%
Assets-to-Capital Multiple	13.74	14.46

Both our Tier 1 and Total Capital Ratios remain above OSFI’s stated Basel II minimum capital ratios of 7% and 10%, respectively, for a well-capitalized financial institution. Our Assets-to-Capital Multiple also remains below the maximum permitted by OSFI.

Note 22: Employee Compensation – Stock-Based Compensation

Stock Option Plan

We maintain a Stock Option Plan for designated officers and employees. Options are granted at an exercise price equal to the closing price of our common shares on the day before the grant date. Options vest 25% per year over a four-year period starting from their grant date. A portion of the options can only be exercised once certain performance targets are met. All options expire 10 years from their grant date.

We determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, we issue shares and record the amount of proceeds, together with the amount recorded in contributed surplus, in share capital. Stock options granted to employees eligible to retire are expensed at the date of grant.

The following table summarizes information about our Stock Option Plan:

(Canadian $, except as noted)		2011		2010		2009
	Number of stock options	Weighted- average exercise price	Number of stock options	Weighted- average exercise price	Number of stock options	Weighted- average exercise price
Outstanding at beginning of year	15,232,139	48.74	18,578,613	45.23	20,055,702	43.68
Granted	1,798,913	57.78	1,737,204	53.45	2,220,027	34.12
Granted as part of the M&I acquisition	3,676,632	193.12	–	–	–	–
Exercised	3,040,825	37.34	5,002,174	37.21	2,917,490	28.95
Forfeited/cancelled	34,758	48.20	23,957	56.46	290,849	39.21
Expired	642,602	52.92	57,547	56.00	488,777	31.99
Outstanding at end of year	16,989,499	84.28	15,232,139	48.74	18,578,613	45.23
Exercisable at end of year	9,311,241	108.54	7,533,698	45.14	11,575,233	41.47
Available for grant	8,728,782		9,850,335		11,506,035
Outstanding stock options as a percentage of outstanding shares	2.66%		2.69%		3.37%

Employee compensation expense related to this plan for the years ended October 31, 2011, 2010, and 2009 was $17 million, $17 million and $8 million before tax, respectively ($16 million, $16 million and $7 million after tax, respectively).

The intrinsic value of a stock option is the difference between the current market price of our common shares and the strike price of the option. The aggregate intrinsic value of stock options outstanding at October 31, 2011, 2010 and 2009 was $107 million, $189 million and $158 million, respectively. The aggregate intrinsic value of stock options exercisable at October 31, 2011, 2010 and 2009 was $66 million, $119 million and $120 million, respectively.

156	BMO Financial Group 194th Annual Report 2011

Options outstanding and options exercisable as at October 31, 2011 and 2010 by range of exercise price were as follows:

(Canadian $, except as noted)						2011						2010
		Options outstanding		Options exercisable				Options outstanding		Options exercisable
Range of exercise prices	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price
$30.01 to $40.00	2,390,156	5.5	34.49	1,415,975	4.4	34.73	5,389,919	3.5	35.46	3,530,925	2.0	35.71
$40.01 to $50.00	1,641,613	2.9	41.33	1,448,384	3.0	41.30	1,590,797	2.4	41.22	1,371,877	2.3	41.08
$50.01 to $60.00	5,955,238	6.2	55.49	1,564,485	4.1	54.77	4,447,969	5.8	54.53	1,258,120	3.6	55.24
$60.01 to $70.00	3,760,028	5.1	63.96	1,639,933	5.0	64.28	3,803,454	6.1	63.95	1,372,776	5.9	64.23
$70.01 and over (1)	3,242,464	3.9	219.15	3,242,464	3.9	219.15	–	–	–	–	–	–
(1)	The options outstanding and exercisable were issued as part of the acquisition of M&I.

The following table summarizes nonvested stock option activity for the years ended October 31, 2011 and 2010:

(Canadian $, except as noted)		2011		2010
	Number of stock options	Weighted- average grant date fair value	Number of stock options	Weighted- average grant date fair value
Nonvested at beginning of year	7,698,441	7.93	7,003,380	7.38
Granted	1,798,913	10.60	1,737,204	9.97
Vested	1,819,096	7.33	1,023,394	7.61
Forfeited/cancelled	–	–	18,749	11.65
Nonvested at end of year	7,678,258	8.70	7,698,441	7.93

The following table summarizes further information about our Stock Option Plan:

(Canadian $ in millions, except as noted)	2011	2010	2009
Unrecognized compensation cost for nonvested stock option awards	12	11	11
Weighted-average period over which it will be recognized (in years)	2.5	2.6	2.5
Total intrinsic value of stock options exercised	72	107	52
Cash proceeds from stock options exercised	114	186	84
Actual tax benefits realized on stock options exercised	4	1	2
Weighted-average share price for stock options exercised	60.9	58.6	46.7

The fair value of options granted was estimated using option pricing models. The weighted-average fair value of options granted during the years ended October 31, 2011, 2010 and 2009 was $4.97, $9.97 and $5.57, respectively; of which, the weighted-average fair value of options granted as part of the M&I acquisition was $2.22, for a total of 3,676,632 stock options. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

	2011	2010	2009
Expected dividend yield	4.6%	6.6%	5.9%
Expected share price volatility	20.5%	27.5%	23.8%
Risk-free rate of return	2.7%	2.9%	2.6%
Expected period until exercise (in years)	5.2	6.5	6.5

Changes to the input assumptions can result in different fair value estimates.

Expected dividend yield is based on market expectations of future dividends on our common shares. Expected volatility is determined based on the market consensus implied volatility for traded options on our common shares. The risk-free rate is based on the yields of Canadian and U.S. strip bonds with maturities similar to the expected period until exercise of the options. The weighted-average exercise price on the grant date for the years ended October 31, 2011, 2010 and 2009 was $57.78, $53.45 and $34.12, respectively. The weighted-average exercise price on the grant date for the options granted as part of the M&I acquisition was $193.12 for the year ended October 31, 2011.

Other Stock-Based Compensation Plans

Share Purchase Plan

We offer our employees the option of directing a portion of their gross salary toward the purchase of our common shares. We match 50% of employee contributions up to 6% of their individual gross salary. The shares held in the employee share purchase plan are purchased on the open market and are considered outstanding for purposes of computing earnings per share. The dividends earned on our common shares held by the plan are used to purchase additional common shares on the open market.

We account for our contribution as employee compensation expense when it is contributed to the plan.

Employee compensation expense related to this plan for the years ended October 31, 2011, 2010 and 2009 was $45 million, $41 million and $42 million, respectively. There were 18,288,382, 17,244,042 and 17,360,921 common shares held in this plan for the years ended October 31, 2011, 2010 and 2009, respectively.

Mid-Term Incentive Plans

We offer mid-term incentive plans for executives and certain senior employees. Depending on the plan, these pay either a single cash payment at the end of the three-year period of the plan, or three annual cash payments in each of the three years of the plan. The amount of the payment is adjusted to reflect reinvested dividends and changes in the market value of our common shares.

Mid-term incentive plan units granted during the years ended October 31, 2011, 2010 and 2009 totalled 5,154,479, 5,651,067 and 5,950,028, respectively. We entered into agreements with third parties to assume most of our obligations related to these plans in exchange for cash payments of $267 million, $268 million and $187 million in the years ended October 31, 2011, 2010 and 2009, respectively. Amounts paid under these agreements were recorded in our Consolidated Balance Sheet in other assets and are recorded as employee compensation expense evenly over the period prior to payment to employees. Amounts related to units granted to employees who are eligible to retire are expensed at the time of grant. We no longer have any liability for the obligations transferred to third parties because any future payments required will be the responsibility of the third parties. The amount deferred and recorded in other assets in our Consolidated Balance Sheet totalled $137 million and $127 million as at October 31, 2011 and 2010, respectively. The deferred amount as at October 31, 2011 is expected to be recognized over a weighted-average period of 1.8 years (1.8 years in 2010). Employee compensation expense related to these plans for the years ended October 31, 2011, 2010 and 2009 was $245 million, $234 million and $202 million before tax, respectively ($176 million, $164 million and $137 million after tax, respectively).

BMO Financial Group 194th Annual Report 2011	157

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the remaining obligations related to plans for which we have not entered into agreements with third parties, the amount of compensation expense is amortized over the period from the grant date to payment date to employees and adjusted to reflect reinvested dividends and the current market value of our common shares. Mid-term incentive plan units granted under these plans during the years ended October 31, 2011, 2010 and 2009 totalled 769,933, 512,649 and 572,348, respectively. The weighted-average grant date fair value of the units granted during the years ended October 31, 2011, 2010 and 2009 was $46 million, $27 million and $22 million, respectively. Payments made under these plans for the years ended October 31, 2011, 2010 and 2009 were $52 million, $18 million and $13 million, respectively. The liability related to these plans as at October 31, 2011 and 2010 was $71 million and $52 million, respectively.

Employee compensation expense related to plans for which we have not entered into agreements with third parties for the years ended October 31, 2011, 2010 and 2009 was $40 million, $32 million and $24 million before tax, respectively ($29 million, $22 million and $16 million after tax, respectively). We economically hedge the impact of the change in the market value of our common shares by entering into total return swaps with an external counterparty. Hedging gains recognized for the year ended October 31, 2011, 2010 and 2009 were $1 million, $7 million and $11 million, respectively, resulting in net employee compensation expense of $39 million before tax ($28 million after tax) in 2011 ($25 million before tax ($17 million after tax) in 2010 and $13 million before tax ($9 million after tax) in 2009).

A total of 14,586,051, 14,343,868 and 12,491,078 mid-term incentive plan units were outstanding for the years ended October 31, 2011, 2010 and 2009, respectively.

Deferred Incentive Plans

We offer deferred incentive plans for members of our Board of Directors, executives, and key employees in BMO Capital Markets and Private Client Group. Under these plans, fees, annual incentive payments and/or commissions can be deferred as stock units of our common shares. These stock units are fully vested on the grant date. The value of these stock units is adjusted to reflect reinvested dividends and changes in the market value of our common shares.

Deferred incentive payments are paid upon retirement or resignation. The deferred incentive payments can be made in cash or shares.

Employee compensation expense for these plans is recorded in the year the fees, incentive payments and/or commissions are earned. Changes in the amount of the incentive payments as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.

Deferred incentive plan units granted during the years ended October 31, 2011, 2010 and 2009 totalled 298,256, 283,791 and 456,943, respectively. The weighted-average grant date fair value of the units granted during the years ended October 31, 2011, 2010 and 2009 was $18 million, $16 million and $19 million, respectively.

Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $248 million and $233 million as at October 31, 2011 and 2010, respectively. Payments made under these plans for the years ended October 31, 2011, 2010 and 2009 were $13 million, $3 million and $12 million, respectively.

Employee compensation expense related to these plans for the years ended October 31, 2011, 2010 and 2009 was $7 million, $52 million and $38 million before tax, respectively ($5 million, $36 million and $26 million after tax, respectively). We have entered into derivative instruments to hedge our exposure to these plans. Changes in the fair value of these derivatives are recorded as employee compensation expense in the period in which they arise. Hedging gains (losses) for the years ended October 31, 2011, 2010 and 2009 of $(2) million, $48 million and $36 million before tax, respectively, were also recognized, resulting in net employee compensation expense of $9 million, $4 million and $2 million before tax, respectively ($6 million, $3 million and $1 million after tax, respectively).

A total of 3,930,175, 3,544,651 and 3,139,730 deferred incentive plan units were outstanding for the years ended October 31, 2011, 2010 and 2009, respectively.

Note 23:	Employee Compensation – Pension and Other Employee Future Benefits

Pension and Other Employee Future Benefit Plans

We have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and other employee future benefits to our retired and current employees.

Pension arrangements include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. Generally, under these plans we provide retirement benefits based on an employee’s years of service and average annual earnings over a period of time prior to retirement. We are responsible for ensuring that the pension plans have sufficient assets to pay the pension benefits upon retirement of employees. Voluntary contributions can be made by employees but are not required.

We also provide defined contribution pension plans to employees in some of our subsidiaries. Under these plans, we are responsible for contributing a predetermined amount to a participant’s retirement savings, based on a percentage of that employee’s salary.

We recognize the cost of our pension plans in employee compensation expense as the employees work for us.

We also provide other employee future benefits, including health and dental care benefits and life insurance, for current and retired employees.

Pension and Other Employee Future Benefit Liabilities

We have the following types of benefit liabilities: defined benefit and defined contribution pension liabilities and other employee future benefit liabilities. These benefit liabilities represent the amount of pension and other employee future benefits that our employees and retirees have earned as at year end.

Our actuaries perform valuations of our benefit liabilities for pension and other employee future benefits as at October 31 of each year for our Canadian plans and U.S. plans (September 30 for U.S. plans in 2010 and 2009), using the projected benefit cost method prorated on service, based on management’s assumptions about discount rates, rate of compensation increase, retirement age, mortality and health care cost trend rates.

The discount rates for the main Canadian and U.S. pension and other employee future benefit plans were selected using high-quality corporate bonds with terms matching the plans’ specific cash flows.

Components of the change in our benefit liabilities year over year and our pension and other employee future benefit expense are as follows:

Benefits earned by employees represent benefits earned in the current year. They are determined with reference to the current workforce and the amount of benefits to which employees will be entitled upon retirement, based on the provisions of our benefit plans.

158	BMO Financial Group 194th Annual Report 2011

Interest cost on benefit liabilities represents the increase in the liabilities that results from the passage of time.

Actuarial gains or losses may arise in two ways. First, each year our actuaries recalculate the benefit liabilities and compare them to those estimated as at the previous year end. Any differences that result from changes in assumptions or from plan experience being different from management’s expectations at the previous year end are considered actuarial gains or losses. Secondly, actuarial gains and losses arise when there are differences between expected and actual returns on plan assets.

At the beginning of each year, we determine whether the unrecognized actuarial gain or loss is more than 10% of the greater of our plan asset or benefit liability balances. Any unrecognized actuarial gain or loss in excess of this 10% threshold is recognized in expense over the expected remaining service period of active employees. Amounts below the 10% threshold are not recognized in income.

Plan amendments are changes in our benefit liabilities as a result of changes to provisions of the plans. These amounts are recognized in expense over the remaining service period of active employees for pension plans and over the expected average remaining period to full benefit eligibility for other employee future benefit plans.

Expected return on assets represents management’s best estimate of the long-term rate of return on plan assets applied to the fair value of plan assets. We establish our estimate of the expected rate of return on plan assets based on the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on long-term expected returns which take into consideration current long-term government bond yields. A spread is applied to this yield to estimate fixed income returns, while an equity risk premium is applied to estimate equity returns. Returns from other asset classes reflect the relative risks of these asset classes as compared to fixed income and equity assets. Differences between expected and actual returns on assets are included in our actuarial gain or loss balance, as described above.

Settlements occur when benefit liabilities for plan participants are settled, usually through lump sum cash payments, and as a result we no longer have any obligation to provide such participants with benefit payments in the future.

Funding of Pension and Other Employee

Future Benefit Plans

Our statutory pension plans in Canada, the United States and the United Kingdom are funded by us and the assets in these plans are used to pay benefits to retirees.

Our supplementary pension plans in Canada are funded, while in the United States the plan is unfunded. Our other employee future benefit plans in the United States and Canada are either partially funded or unfunded. Pension and benefit payments related to these plans are either paid through the respective plan or paid directly by us.

We measure the fair value of plan assets as at October 31 for our Canadian plans and U.S. plans (September 30 for U.S. plans in 2010 and 2009). In addition to actuarial valuations for accounting purposes, we are required to prepare valuations for determining our pension contributions (our “funding valuation”). The most recent funding valuation for our main Canadian plan was performed as at October 31, 2011. The next funding valuation will be performed as at October 31, 2012. An annual funding valuation is required for our U.S. statutory plan. The most recent valuation was performed as at January 1, 2011.

Summarized information for the past five years is as follows:

(Canadian $ in millions)	Pension benefit plans					Other employee future benefit plans
	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007
Defined benefit liability	5,124	4,839	4,125	3,634	4,082	952	975	898	705	908
Fair value of plan assets	5,338	5,185	4,122	3,476	4,533	72	67	63	71	68
Surplus (deficit)	214	346	(3)	(158)	451	(880)	(908)	(835)	(634)	(840)
(Gain) loss in the benefit liability arising from changes in assumptions	73	586	436	(832)	(269)	(66)	38	166	(264)	(60)
(Excess) shortfall of actual returns over expected returns on plan assets	87	(279)	(254)	1,422	(157)	(1)	(3)	6	20	(6)

Asset Allocations

The investment policy for plan assets is to have a diversified mix of quality investments that are expected to provide a superior rate of return over the long term, while limiting performance volatility. Plan assets are rebalanced within ranges around target allocations. Allocations as at the end of each year and the target allocations for October 31 are as follows:

	Pension benefit plans (1)				Other employee future benefit plans
	Target 2011	Actual 2011	Actual 2010	Actual 2009	Target 2011	Actual 2011	Actual 2010	Actual 2009
Equities	47%	50%	55%	49%	50%	50%	50%	52%
Fixed income investments	40%	39%	35%	39%	50%	49%	49%	33%
Other	13%	11%	10%	12%	–	1%	1%	15%
(1)	Excludes the Canadian supplementary plan, whose assets are fully invested in fixed income investments.

BMO Financial Group 194th Annual Report 2011	159

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2011	2010	2009	2011		2010		2009
Annual Benefits Expense
Benefits earned by employees	163	128	115	21		19		13
Interest cost on accrued benefit liability	253	254	259	53		57		50
Actuarial loss recognized in expense	91	75	76	5		4		–
Amortization of plan amendment costs	15	14	16	(8)		(8)		(8)
Settlement gain	–	(3)	–	–		–		–
Expected return on plan assets	(323)	(292)	(245)	(5)		(5)		(5)
Annual benefits expense	199	176	221	66		67		50
Canada and Quebec pension plan expense	64	59	58	–		–		–
Defined contribution expense	7	7	8	–		–		–
Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	270	242	287	66		67		50

(Canadian $ in millions, except as noted)	Pension benefit plans			Other employee future benefit plans
	2011	2010	2009	2011		2010		2009
The impact on annual benefits expense if we had recognized all costs and benefits as they arose
Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	270	242	287	66		67		50
(Excess) shortfall of actual returns over expected returns on plan assets	87	(279)	(254)	(1)		(3)		6
(Excess) shortfall of actuarial (gains) losses amortized over actuarial (gains) losses arising	(18)	511	360	(71)		34		166
(Excess) shortfall of plan amendment costs amortized over plan amendment costs arising	10	–	(14)	8		8		8
Total pro forma annual pension and other employee future benefit expenses if we had recognized all costs and benefits during the year	349	474	379	2		106		230

Weighted-average assumptions used to determine benefit expenses
Estimated average service period of active employees (in years)	11	11	11	14		13		14
Expected average remaining period to full benefit eligibility (in years)	na	na	na	11		10		11
Discount rate at beginning of year	5.2%	6.2%	7.3%	5.4%		6.4%		7.3%
Expected long-term rate of return on plan assets	6.3%	6.5%	6.6%	7.0%		8.0%		8.0%
Rate of compensation increase	3.2%	3.0%	3.7%	3.0%		3.0%		3.7%
Assumed overall health care cost trend rate	na	na	na	5.6%	(1)	7.3%	(2)	7.4%	(3)
(1)	Trending to 4.4% in 2030 and remaining at that level thereafter.
(2)	Trending to 4.4% in 2029 and remaining at that level thereafter.
(3)	Trending to 4.4% in 2018 and remaining at that level thereafter.

na – not applicable

160	BMO Financial Group 194th Annual Report 2011

Changes in the estimated financial positions of our pension benefit plans and other employee future benefit plans are as follows:

(Canadian $ in millions, except as noted)	Pension benefit plans			Other employee future benefit plans
	2011	2010	2009	2011	2010	2009
Benefit liability
Benefit liability at beginning of year	4,839	4,125	3,634	975	898	705
Opening adjustment for acquisitions	17	–	–	–	–	–
Benefits earned by employees	163	128	115	21	19	13
Interest cost on benefit liability	253	254	259	53	57	50
Benefits paid to pensioners and employees	(243)	(236)	(258)	(30)	(29)	(26)
Voluntary employee contributions	9	8	8	–	–	–
(Gain) loss on the benefit liability arising from changes in assumptions	73	586	436	(66)	38	166
Plan settlement	1	4	3	–	–	–
Plan amendments (b)	25	14	2	–	–	–
Other, primarily foreign exchange	(13)	(44)	(74)	(1)	(8)	(10)
Benefit liability at end of year	5,124	4,839	4,125	952	975	898
Wholly or partially funded benefit liability	5,066	4,815	4,107	102	67	63
Unfunded benefit liability	58	24	18	850	908	835
Total benefit liability	5,124	4,839	4,125	952	975	898
Weighted-average assumptions used to determine the benefit liability
Discount rate at end of year	5.1%	5.2%	6.2%	5.6%	5.4%	6.4%
Rate of compensation increase	3.3%	3.0%	3.0%	3.2%	3.0%	3.7%
Assumed overall health care cost trend rate	na	na	na	5.5% (1)	5.6% (2)	7.3% (3)
Fair value of plan assets
Fair value of plan assets at beginning of year	5,185	4,122	3,476	67	63	71
Actual return on plan assets	236	571	499	6	8	(1)
Employer contributions	171	766	464	30	29	26
Voluntary employee contributions	9	8	8	–	–	–
Benefits paid to pensioners and employees	(239)	(231)	(250)	(30)	(29)	(26)
Settlement payments	(3)	(4)	(7)	–	–	–
Other, primarily foreign exchange	(21)	(47)	(68)	(1)	(4)	(7)
Fair value of plan assets at end of year	5,338	5,185	4,122	72	67	63
Plan funded status	214	346	(3)	(880)	(908)	(835)
Unrecognized actuarial loss (a)	1,517	1,445	1,210	89	162	130
Unrecognized cost (benefit) of plan amendments (b)	96	86	87	(17)	(25)	(30)
Net benefit asset (liability) at end of year	1,827	1,877	1,294	(808)	(771)	(735)
Recorded in:
Other assets	1,866	1,900	1,330	–	–	–
Other liabilities	(39)	(23)	(36)	(808)	(771)	(735)
Net benefit asset (liability) at end of year	1,827	1,877	1,294	(808)	(771)	(735)

The plans paid $4 million for the year ended October 31, 2011 ($3 million in 2010 and $2 million in 2009) to us and certain of our subsidiaries for investment management, record-keeping, custodial and administrative services rendered on the same terms that we offer to our customers for these services. The plans did not hold any of our shares directly as at October 31, 2011, 2010 and 2009.

(1)	Trending to 4.5% in 2030 and remaining at that level thereafter.
(2)	Trending to 4.4% in 2030 and remaining at that level thereafter.
(3)	Trending to 4.4% in 2029 and remaining at that level thereafter.

na – not applicable

The benefit liability and the fair value of plan assets in respect of plans that are not fully funded are as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2011	2010	2009	2011	2010	2009
Accrued benefit liability	58	133	126	952	975	898
Fair value of plan assets	–	106	90	72	67	63
Net benefit liability	58	27	36	880	908	835

(a) A continuity of our actuarial (gains) losses is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2011	2010	2009	2011	2010	2009
Unrecognized actuarial (gain) loss at beginning of year	1,445	1,210	1,129	162	130	(41)
(Gain) loss on the benefit liability arising from changes in assumptions	73	586	436	(66)	38	166
Shortage (excess) of actual returns over expected returns on plan assets	87	(279)	(254)	(1)	(3)	6
Recognition in expense of a portion of the unrecognized actuarial loss	(91)	(75)	(76)	(5)	(4)	–
Impact of foreign exchange and other	3	3	(25)	(1)	1	(1)
Unrecognized actuarial loss at end of year	1,517	1,445	1,210	89	162	130

BMO Financial Group 194th Annual Report 2011	161

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(b) A continuity of the unrecognized cost (benefit) of plan amendments is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2011	2010	2009	2011	2010	2009
Unrecognized cost (benefit) of plan amendments at beginning of year	86	87	103	(25)	(30)	(38)
Cost of plan amendments initiated during the year	25	14	2	–	–	–
Recognition in expense of a portion of the unrecognized cost (benefit) of plan amendments	(15)	(14)	(16)	8	8	8
Impact of foreign exchange and other	–	(1)	(2)	–	(3)	–
Unrecognized cost (benefit) of plan amendments at end of year	96	86	87	(17)	(25)	(30)

Sensitivity of Assumptions

Key weighted-average economic assumptions used in measuring the pension benefit liability, the other employee future benefit liability and related expenses are outlined in the adjoining table. The sensitivity analysis provided in the table should be used with caution as it is hypothetical and the impact of changes in each key assumption may not be linear. The sensitivities to changes in each key variable have been calculated independently of the impact of changes in other key variables. Actual experience may result in simultaneous changes in a number of key assumptions. Changes in one factor may result in changes in another, which would amplify or reduce certain sensitivities.

		Pension		Other employee future benefits
(Canadian $ in millions, except as noted)		Benefit liability	Benefit expense	Benefit liability	Benefit expense
Discount rate (%)		5.1	5.2	5.6	5.4
Impact of:	1% increase ($)	(622)	(20)	(125)	(4)
	1% decrease ($)	777	26	156	4
Rate of compensation increase (%)		3.3	3.2	3.2	3.0
Impact of:	0.25% increase ($)	37	7	1	–
	0.25% decrease ($)	(35)	(5)	(1)	–
Expected rate of return on assets (%)		na	6.3	na	7.0
Impact of:	1% increase ($)	na	(51)	na	(1)
	1% decrease ($)	na	50	na	1
Assumed overall health care cost trend rate (%)		na	na	5.5 (1)	5.6 (2)
Impact of:	1% increase ($)	na	na	132	13
	1% decrease ($)	na	na	(107)	(11)
(1)	Trending to 4.5% in 2030 and remaining at that level thereafter.
(2)	Trending to 4.4% in 2030 and remaining at that level thereafter.

na – not applicable

Cash Flows

Cash payments we made during the year in connection with our employee future benefit plans are as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2011	2010	2009	2011	2010	2009
Contributions to defined benefit plans	150	744	433	–	–	–
Contributions to defined contribution plans	7	7	8	–	–	–
Benefits paid directly to pensioners	21	22	31	30	29	26
Total	178	773	472	30	29	26

Our best estimate of the amounts we expect to contribute for the year ending October 31, 2012 is approximately $196 million to our pension benefit plans and $40 million to our other employee future benefit plans.

Estimated Future Benefit Payments

Estimated future benefit payments in the next five years and thereafter are as follows:

(Canadian $ in millions)	Pension benefit plans	Other employee future benefit plans
2012	284	40
2013	281	44
2014	288	46
2015	303	48
2016	314	52
2017–2021	1,724	302

162	BMO Financial Group 194th Annual Report 2011

Fair Value Hierarchy

We determine the fair value of our pension benefit and other employee future benefit plan assets using the methods described in Note 29. We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value, consistent with the fair value hierarchy table for the financial instruments held by the bank, provided in Note 29. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, derivative assets and derivative liabilities was as follows:

Pension Benefit Plans
As at October 31 (Canadian $ in millions)	2011			2010
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Cash and Cash Equivalents	154	–	–	218	–	–
Securities issued or guaranteed by:
Canadian federal government	319	–	–	562	–	–
Canadian provincial and municipal governments	1,040	20	3	919	35	2
U.S. federal government	41	–	–	10	–	–
U.S. states, municipalities and agencies	12	14	–	11	24	–
Other governments	68	–	2	66	3	–
Mortgage-backed securities and collateralized mortgage obligations	–	99	15	–	27	24
Corporate debt	401	382	54	388	318	36
Corporate equity	1,720	766	220	1,626	672	226
Total securities	3,601	1,281	294	3,582	1,079	288
Derivative Assets
Interest rate contracts	65	–	–	40	–	–
Foreign exchange contracts	–	373	–	–	448	–
Equity contracts	1	–	3	333	–	1
Total derivative assets	66	373	3	373	448	1
Derivative Liabilities
Interest rate contracts	63	–	–	39	–	–
Foreign exchange contracts	–	370	–	–	442	–
Equity contracts	1	–	–	323	–	–
Total derivative liabilities	64	370	–	362	442	–

Other Employee Future Benefit Plans
As at October 31 (Canadian $ in millions)	2011			2010
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Cash and Cash Equivalents	1	–	–	1	–	–
Securities issued or guaranteed by:
U.S. federal government	4	–	–	1	–	–
U.S. states, municipalities and agencies	–	1	–	–	2	–
Mortgage-backed securities and collateralized mortgage obligations	–	6	–	–	–	–
Corporate debt	7	18	–	8	19	–
Corporate equity	35	–	–	36	–	–
Total securities	46	25	–	45	21	–

BMO Financial Group 194th Annual Report 2011	163

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below presents a reconciliation of all changes in plan assets categorized as Level 3 financial instruments for the year ended October 31, 2011:

Pension Benefit Plans For the year ended October 31, 2011 (Canadian $ in millions)	Balance at October 31, 2010	Realized gains (losses)	Unrealized gains (losses)	Purchases	Sales	Maturities	Transfers into Level 3	Transfers out of Level 3		Fair value as at October 31, 2011	Unrealized gains (losses) on assets and liabilities still held at October 31, 2011
Securities issued or guaranteed by:
Canadian provincial and municipal governments	2	–	1	–	–	–	–	–		3	1
U.S. states, municipalities and agencies	–	–	–	–	–	–	2	–		2	–
Mortgage-backed securities and collateralized mortgage obligations	24	(1)	1	–	(7)	–	–	(2)		15	1
Corporate debt	36	–	1	42	(2)	(8)	–	(15	)(1)	54	–
Corporate equity	226	–	(4)	–	–	–	–	(2)		220	(5)
Total securities	288	(1)	(1)	42	(9)	(8)	2	(19)		294	(3)
Derivative Assets
Equity contracts	1	–	–	4	(2)	–	–	–		3	–
Total derivative assets	1	–	–	4	(2)	–	–	–		3	–
(1)	During the year ended October 31, 2011, certain privately issued debt securities were exchanged by the issuer for publicly traded debt securities, and those exchanges were classified as transfers from Level 3 to Level 2 within corporate debt securities.

The table below presents a reconciliation of all changes in plan assets categorized as Level 3 financial instruments for the year ended October 31, 2010:

Pension Benefit Plans For the year ended October 31, 2010 (Canadian $ in millions)	Balance at October 31, 2009	Realized gains (losses)	Unrealized gains (losses)	Purchases	Sales	Maturities	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2010	Unrealized gains (losses) on assets and liabilities still held at October 31, 2010
Securities issued or guaranteed by:
Canadian provincial and municipal governments	10	–	2	–	–	–	2	(12)	2	–
U.S. states, municipalities and agencies	1	–	–	–	–	–	–	(1)	–	–
Mortgage-backed securities and collateralized mortgage obligations	20	–	–	9	(2)	–	–	(3)	24	–
Corporate debt	20	–	3	28	(2)	–	–	(13)	36	2
Corporate equity	223	–	2	2	–	–	–	(1)	226	2
Total securities	274	–	7	39	(4)	–	2	(30)	288	4
Derivative Assets
Equity contracts	1	–	–	2	(2)	–	–	–	1	–
Total derivative assets	1	–	–	2	(2)	–	–	–	1	–

Note 24: Income Taxes

We report our provision for income taxes in our Consolidated Statement of Income based upon transactions recorded in our consolidated financial statements regardless of when they are recognized for income tax purposes, with the exception of repatriation of retained earnings from our foreign subsidiaries, as noted below.

In addition, we record an income tax expense or benefit directly in shareholders’ equity when the taxes relate to amounts recorded in shareholders’ equity. For example, income tax expense (recovery) on hedging gains (losses) related to our net investment in foreign operations is recorded in shareholders’ equity as part of accumulated other comprehensive income (loss) on translation of net foreign operations.

The future income tax balances included in other assets of $2,787 million and in other liabilities of $314 million as at October 31, 2011 ($559 million and $332 million, respectively, in 2010) are the cumulative amount of tax applicable to temporary differences between the accounting and tax values of our assets and liabilities and the future tax benefit of tax loss carryforwards. Future income tax assets and liabilities are measured at the tax rates expected to apply when these differences reverse. Changes in future income tax assets and liabilities related to a change in tax rates are recorded in income in the period the tax rate change is substantively enacted.

164	BMO Financial Group 194th Annual Report 2011

Components of Future Income Tax Balances
(Canadian $ in millions)	Allowance for credit losses	Employee future benefits	Deferred compensation benefits	Other comprehensive income	Tax loss carry- forwards	Other	Less: valuation allowance	Total
Future Income Tax Assets
As at October 31, 2009	547	222	197	17	84	135	(100)	1,102
Benefit (expense) to income statement	16	(12)	19	–	122	76	(31)	190
Benefit (expense) to equity	–	–	–	5	–	(2)	–	3
Translation and other	(27)	2	(3)	(5)	(4)	(6)	6	(37)
As at October 31, 2010	536	212	213	17	202	203	(125)	1,258
Acquisitions	1,136	(3)	67	–	781	144	–	2,125
Benefit (expense) to income statement	50	9	9	–	177	41	29	315
Benefit (expense) to equity	–	–	–	(48)	–	–	–	(48)
Translation and other	53	(1)	2	1	31	5	3	94
As at October 31, 2011	1,775	217	291	(30)	1,191	393	(93)	3,744

(Canadian $ in millions)			Premises and equipment	Pension benefits	Goodwill and intangible assets	Securities	Other	Total
Future Income Tax Liabilities
As at October 31, 2009			(196)	(416)	(100)	(184)	(23)	(919)
Benefit (expense) to income statement			1	(147)	–	(7)	62	(91)
Benefit (expense) to equity			–	–	–	–	–	–
Translation and other			9	–	5	(2)	(33)	(21)
As at October 31, 2010			(186)	(563)	(95)	(193)	6	(1,031)
Acquisitions			(48)	(2)	47	–	3	–
Benefit (expense) to income statement			(33)	51	(223)	(3)	(29)	(237)
Benefit (expense) to equity			–	–	–	–	–	–
Translation and other			3	2	4	(1)	(11)	(3)
As at October 31, 2011			(264)	(512)	(267)	(197)	(31)	(1,271)
Certain	comparative figures have been reclassified to conform with the current year’s presentation.

Included in future income tax assets is $90 million related to Canadian tax loss carryforwards that will expire in 2030 and 2031 and $1,032 million (net of valuation allowance) related to U.S. operations. Of the $1,032 million, $967 million relates to Federal losses which will expire in various amounts in U.S. taxation years from 2028 through 2030 and $65 million relates to State losses which will expire in various amounts in U.S. taxation years from 2012 through 2031. The valuation allowance as at October 31, 2011 is attributable to future income tax assets generated with respect to certain U.S. states for which management believes it is more likely than not that realization of these assets will not occur.

Income that we earn in foreign countries through our branches or subsidiaries is generally subject to tax in those countries. We are also subject to Canadian taxation on the income earned in our foreign branches. Canada allows a credit for foreign taxes paid on this income. Upon repatriation of earnings from certain foreign subsidiaries, we would be required to pay tax on certain of these earnings. As repatriation of such earnings is not planned in the foreseeable future, we have not recorded the related future income tax liability. The Canadian and foreign taxes that would be payable, at existing tax rates, if all of our foreign subsidiaries’ earnings were repatriated as at October 31, 2011, 2010 and 2009 are estimated to be $199 million, $209 million and $236 million, respectively.

Provision for Income Taxes (Canadian $ in millions)	2011	2010	2009
Consolidated Statement of Income
Provision for (recovery of) income taxes
– Current	995	786	120
– Future	(78)	(99)	97
	917	687	217
Shareholders’ Equity
Income tax expense related to:
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	(17)	(4)	279
Gains (losses) on cash flow hedges	123	21	(108)
Impact of hedging unrealized gains on translation of net foreign operations	41	206	382
Other	–	2	(13)
Total	1,064	912	757

Components of Total Provision for Income Taxes
(Canadian $ in millions)	2011	2010	2009
Canada: Current income taxes
Federal	616	639	544
Provincial	338	341	290
	954	980	834
Canada: Future income taxes
Federal	11	(20)	120
Provincial	7	(12)	69
	18	(32)	189
Total Canadian	972	948	1,023
Foreign: Current income taxes	140	34	(179)
Future income taxes	(48)	(70)	(87)
Total foreign	92	(36)	(266)
Total	1,064	912	757

BMO Financial Group 194th Annual Report 2011	165

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Set out below is a reconciliation of our statutory tax rates and income tax that would be payable at these rates to the effective income tax rates and provision for income taxes that we have recorded in our Consolidated Statement of Income:

(Canadian $ in millions, except as noted)		2011		2010		2009
Combined Canadian federal and provincial income taxes at the statutory tax rate	1,200	28.2%	1,086	30.4%	657	31.6%
Increase (decrease) resulting from:
Tax-exempt income	(161)	(3.8)	(240)	(6.7)	(161)	(7.7)
Foreign operations subject to different tax rates	(80)	(1.9)	(81)	(2.3)	(205)	(9.9)
Change in tax rate for future income taxes	2	–	6	0.2	5	0.2
Other (1)	(44)	(1.0)	(84)	(2.4)	(79)	(3.7)
Provision for income taxes and effective tax rate	917	21.5%	687	19.2%	217	10.5%
(1)	Includes net recovery of prior years’ income taxes in the amount of $39 million in 2011, $54 million in 2010 and $75 million in 2009.
Certain	comparative figures have been reclassified to conform with the current year’s presentation.

The difference between the tax benefit recognized in the financial statements and the tax benefit claimed on a tax return position is referred to as an unrecognized tax benefit (“UTB”). A reconciliation of the change in the UTB balance (excluding any related accrual for interest) is as follows:

Reconciliation of the Change in Unrecognized Tax Benefits
(Canadian $ in millions)	2011	2010
Unrecognized tax benefits, beginning of year	300	376
Increases related to positions taken during prior years	42	–
Increases related to positions taken during the current year	38	40
Decreases related to positions taken during prior years	(41)	(38)
Decreases due to lapse of statute of limitations	(14)	(16)
Settlements and reassessments	(52)	(62)
Acquisitions	48	–
Unrecognized tax benefits, end of year	321	300

As at October 31, 2011 and 2010, the balance of our UTBs recorded in Other liabilities in our Consolidated Balance Sheet, excluding any related accrual for interest, was $321 million and $300 million, respectively, all of which affects our tax rate. It is difficult to predict changes in UTBs over the next 12 months.

We accrue applicable income tax-related penalties within income tax expense on our UTBs. We accrue applicable income tax-related interest as interest expense. As at October 31, 2011 and 2010, our accrual for interest and penalties related to income taxes, net of payments on deposit to taxing authorities, was $16 million and $20 million, respectively. There was a net decrease of $4 million in the accrual for interest and penalties during the year ended October 31, 2011.

We and our subsidiaries are subject to Canadian federal and provincial income tax, U.S. federal, state and local income tax, and income tax in other foreign jurisdictions. The following are the major tax jurisdictions in which we and our subsidiaries operate and the earliest tax year not yet closed by tax authorities:

Jurisdiction	Tax year
Canada	2004
United States	2008

Note 25: Earnings Per Share

Basic Earnings per Share

Our basic earnings per share is calculated by dividing our net income, after deducting total preferred share dividends, by the daily average number of fully paid common shares outstanding throughout the year.

Basic Earnings Per Share
(Canadian $ in millions, except as noted)	2011	2010	2009
Net income	3,266	2,810	1,787
Dividends on preferred shares	(144)	(136)	(120)
Net income available to common shareholders	3,122	2,674	1,667
Average number of common shares outstanding (in thousands)	591,253	559,822	540,294
Basic earnings per share (Canadian $)	5.28	4.78	3.09

Diluted Earnings per Share

Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that had the impact of reducing our earnings per share had been converted either at the beginning of the year for instruments that were outstanding all year or from the date of issue for instruments issued during the year.

Convertible Shares

In determining diluted earnings per share, we increase net income available to common shareholders by dividends paid on convertible preferred shares as these dividends would not have been paid if the shares had been converted at the beginning of the year. These dividends were less than $1 million for the years ended October 31, 2011, 2010 and 2009. Similarly, we increase the average number of common shares outstanding by the number of shares that would have been issued had the conversion taken place at the beginning of the year.

Our Series 10 Class B Preferred shares, in certain circumstances, are convertible into common shares. These conversions are not included in the calculation of diluted earnings per share as we have the option to settle the conversion in cash instead of common shares.

Employee Stock Options

In determining diluted earnings per share, we increase the average number of common shares outstanding by the number of shares that would have been issued if all stock options with a strike price below the average share price for the year had been exercised. When performance targets have not been met, affected options are excluded from the calculation. We also decrease the average number of common shares outstanding by the number of our common shares that we could have repurchased if we had used the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year. We do not adjust for stock options with a strike price above the average share price for the year because including them would increase our earnings per share, not dilute it.

166	BMO Financial Group 194th Annual Report 2011

Diluted Earnings Per Share
(Canadian $ in millions, except as noted)	2011	2010	2009
Net income available to common shareholders adjusted for dilution effect	3,122	2,675	1,668
Average number of common shares outstanding (in thousands)	591,253	559,822	540,294
Convertible shares	228	252	253
Stock options potentially exercisable (1)	9,880	10,732	7,700
Common shares potentially repurchased	(7,806)	(7,681)	(5,934)
Average diluted number of common shares outstanding (in thousands)	593,555	563,125	542,313
Diluted earnings per share (Canadian $)	5.26	4.75	3.08
(1)	In computing diluted earnings per share we excluded average stock options outstanding of 2,597,935, 2,317,074 and 8,244,478 with weighted-average exercise prices of $130.23, $61.52 and $46.92 for the years ended October 31, 2011, 2010 and 2009, respectively.

Note 26: Operating and Geographic Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as cash operating leverage.

Personal and Commercial Banking

Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.

Personal and Commercial Banking Canada

Personal and Commercial Banking Canada (‘P&C Canada’) offers a broad range of products and services to personal and business customers, including solutions for everyday banking, financing, investing, credit cards and creditor insurance, as well as a broad suite of commercial and financial advisory services, through an integrated network of branches, telephone banking, online and mobile banking and automated banking machines as well as expertise from mortgage specialists, financial planners and small business bankers.

Personal and Commercial Banking U.S.

Personal and Commercial Banking U.S. (“P&C U.S.”) offers a broad range of products and services to personal and business clients in select U.S. Midwest markets, Arizona and Florida through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.

Private Client Group

Private Client Group (“PCG”), our group of wealth management businesses, serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional markets, with a broad offering of wealth management products and solutions including insurance products. PCG operates in both Canada and the United States, as well as in Asia and Europe.

BMO Capital Markets

BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, these clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. BMO CM offers clients financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.

Corporate Services

Corporate Services includes the corporate units that provide enterprise-wide expertise and governance support in areas such as Technology and Operations (“T&O”), strategic planning, legal and compliance, finance, internal audit, risk management, corporate communications, economics, corporate marketing and human resources. Operating results include revenues and expenses associated with certain securitization and asset – liability management activities, the elimination of taxable equivalent adjustments, the impact of our expected loss provisioning methodology, the results from certain impaired loan portfolios, the impact of certain fair value adjustments, and integration and restructuring costs relating to the M&I acquisition.

T&O manages, maintains and provides governance over our information technology, operations services, real estate and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.

Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three operating groups and only minor amounts are retained. As such, results for Corporate Services largely reflect the activities outlined above.

Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.

Basis of Presentation

The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1 and throughout the consolidated financial statements. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provisions for credit losses, as described below.

Taxable Equivalent Basis

We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that incurs tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.

During the year ended October 31, 2010, we changed the accounting for certain BMO CM transactions to a basis that reflects their teb. We believe these adjustments are useful and reflect how BMO CM manages its business, since it enhances the comparability of taxable revenues and tax-advantaged revenues. The change results in increases in net interest income and income taxes in BMO CM with offsetting amounts reflected in Corporate Services. There was no overall net income change in either of the two groups. Prior periods have been restated to reflect this reclassification.

BMO Financial Group 194th Annual Report 2011	167

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Provisions for Credit Losses

Provisions for credit losses are generally allocated to each group based on expected losses for that group. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.

Acquisition of Marshall & IIsley Corporation

Commencing on July 5, 2011, our P&C U.S., PCG, BMO CM and Corporate Services segments include a portion of M&I’s acquired business. Within Corporate Services we have included the fair value adjustments for credit losses on the M&I loan portfolio and the valuation of loans and deposits at current market rates. Upon acquisition, Corporate Services also included approximately $1.5 billion of certain M&I impaired real estate – secured assets, comprised primarily of commercial real estate loans. Corporate Services results will include any changes in our estimate of credit losses as well as adjustment to net interest income. The operating groups’ results will reflect the provision for credit losses on an expected loss basis and net interest income based on the contractual rates for loans and deposits.

Securitization Accounting

During the year ended October 31, 2010, we changed the manner in which we report securitized assets in our segmented disclosure. Previously, certain securitized mortgage assets were not reported in P&C Canada’s balance sheet. We now report all securitized mortgage assets in P&C Canada, with offsetting amounts in Corporate Services, and net interest income earned on all securitized mortgage assets is included in P&C Canada net interest income. Previously, net interest income earned on certain securitized mortgage assets was included in P&C Canada non-interest revenue. Prior periods have been restated to conform to this new presentation.

U.S. Mid-Market Client Accounts

Effective in the year ended October 31, 2010, we identified U.S. mid-market client accounts that would be better served by a commercial banking model and transferred their balances to P&C U.S. from BMO CM. Prior periods have been restated to reflect this reclassification.

Impaired Real Estate Secured Loans

During the year ended October 31, 2011, approximately $1 billion of impaired real estate secured loans comprised primarily of commercial real estate loans were transferred to Corporate Services from P&C U.S. to allow our businesses to focus on ongoing customer relationships and leverage our risk management expertise in our special assets management unit. Prior periods have been restated to reflect this transfer.

Inter-Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

Geographic Information

We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

168	BMO Financial Group 194th Annual Report 2011

Our results and average assets, grouped by operating segment and geographic region, are as follows:

(Canadian $ in millions)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total	Canada	United States	Other countries
2011 (2)
Net interest income	4,368	1,625	440	1,208	(562)	7,079	4,959	2,027	93
Non-interest revenue	1,700	368	2,119	2,133	319	6,639	4,971	1,396	272
Total Revenue	6,068	1,993	2,559	3,341	(243)	13,718	9,930	3,423	365
Provision for credit losses	547	202	9	120	(21)	857	381	477	(1)
Amortization	143	112	43	29	208	535	361	169	5
Non-interest expense	3,007	1,137	1,828	1,878	220	8,070	5,482	2,390	198
Income before taxes and non-controlling interest in subsidiaries	2,371	542	679	1,314	(650)	4,256	3,706	387	163
Income taxes	670	187	161	394	(495)	917	823	92	2
Non-controlling interest in subsidiaries	–	–	–	–	73	73	54	19	–
Net Income	1,701	355	518	920	(228)	3,266	2,829	276	161
Average Assets	153,837	40,392	16,366	218,239	14,815	443,649	279,554	142,675	21,420
Goodwill (As at)	120	2,502	772	189	2	3,585	472	3,092	21

2010 (2)
Net interest income	4,164	1,104	365	1,394	(792)	6,235	4,766	1,351	118
Non-interest revenue	1,667	325	1,880	1,884	219	5,975	4,408	1,288	279
Total Revenue	5,831	1,429	2,245	3,278	(573)	12,210	9,174	2,639	397
Provision for credit losses	502	124	7	264	152	1,049	485	573	(9)
Amortization	136	64	36	35	199	470	351	114	5
Non-interest expense	2,849	914	1,589	1,790	(22)	7,120	5,088	1,861	171
Income before taxes and non-controlling interest in subsidiaries	2,344	327	613	1,189	(902)	3,571	3,250	91	230
Income taxes	704	113	153	373	(656)	687	661	13	13
Non-controlling interest in subsidiaries	–	–	–	–	74	74	55	19	–
Net Income	1,640	214	460	816	(320)	2,810	2,534	59	217
Average Assets	145,467	31,737	14,213	200,863	6,194	398,474	256,611	114,334	27,529
Goodwill (As at)	121	1,020	363	113	2	1,619	447	1,150	22

2009 (2)
Net interest income	3,810	1,248	353	1,527	(1,368)	5,570	3,683	1,582	305
Non-interest revenue	1,478	347	1,659	1,558	452	5,494	4,031	1,238	225
Total Revenue	5,288	1,595	2,012	3,085	(916)	11,064	7,714	2,820	530
Provision for credit losses	387	92	5	146	973	1,603	517	1,065	21
Amortization	138	80	31	36	187	472	335	132	5
Non-interest expense	2,684	937	1,535	1,708	45	6,909	4,895	1,857	157
Income before taxes and non-controlling interest in subsidiaries	2,079	486	441	1,195	(2,121)	2,080	1,967	(234)	347
Income taxes	650	167	80	325	(1,005)	217	351	(145)	11
Non-controlling interest in subsidiaries	–	–	–	–	76	76	55	21	–
Net Income	1,429	319	361	870	(1,192)	1,787	1,561	(110)	336
Average Assets	139,945	41,175	11,594	248,188	(2,354)	438,548	266,649	142,478	29,421
Goodwill (As at)	119	984	358	106	2	1,569	436	1,109	24
(1)	Corporate Services includes Technology and Operations.
(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.

Prior years have been restated to give effect to the current year’s organizational structure and presentation changes.

Note 27: Related Party Transactions

Related parties include directors, executives and their affiliates, along with joint ventures and equity-accounted investees.

Directors, Executives and Their Affiliates

Loans are available to executives at preferred rates related to transfers we initiate. The transferee loan amounts outstanding under preferred rate mortgage loan agreements were $38 million and $47 million at October 31, 2011 and 2010, respectively. The interest earned on these loans is recorded in interest, dividend and fee income in our Consolidated Statement of Income.

We provide certain banking services to our directors on the same terms that we offer to our customers for these services. Loans to directors totalled $71 million and $26 million at October 31, 2011 and 2010, respectively.

Board of Directors Compensation

Stock Option Plan

During the year ended October 31, 2002, we introduced a stock option plan for non-officer directors, the terms of which are the same as the plan for designated officers and employees described in Note 22. Options to purchase a total of 147,000 common shares were granted under the Non-Officer Director Stock Option Plan. The granting of options under this plan was discontinued effective November 1, 2003.

Stock option expense for this plan is calculated in the same manner as employee stock option expense. The expense related to this plan was fully amortized prior to November 1, 2007.

BMO Financial Group 194th Annual Report 2011	169

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred Share Units

Members of our Board of Directors are required to take 100% of their annual retainers and other fees in the form of either our common shares (purchased on the open market) or deferred share units until such time as the directors’ shareholdings are greater than six times their annual retainers as directors. After this threshold is reached, directors are required to take at least 50% of their annual retainers in this form.

Members of the Board of Directors of our wholly owned subsidiary, BMO Financial Corp., are required to take a specified minimum amount of their annual retainers and other fees in the form of deferred share units.

Deferred share units allocated under these deferred share unit plans are adjusted to reflect dividends and changes in the market value of our common shares. The value of these deferred share units is paid upon termination of service as a director.

Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $34 million and $28 million as at October 31, 2011 and 2010, respectively. Expenses for these plans are included in other expenses in our Consolidated Statement of Income and totalled $4 million, $4 million and $4 million for the years ended October 31, 2011, 2010 and 2009, respectively.

Joint Ventures and Equity-Accounted Investees

We provide banking services to our joint ventures and equity-accounted investees on the same terms that we offer to our customers for these services.

Our common share investment in a joint venture of which we own 50% totalled $402 million as at October 31, 2011 ($366 million in 2010). We proportionately consolidate our joint venture and eliminate our common share investment upon proportionate consolidation.

Our investments in entities over which we exert significant influence totalled $187 million as at October 31, 2011 ($196 million in 2010).

Employees

A select suite of customer loan and mortgage products is offered to employees at rates normally accorded to preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.

Note 28: Contingent Liabilities

(a) Legal Proceedings

In the bankruptcy of Adelphia Communications Corporation (“Adelphia”), the Official Committees of Unsecured Creditors and Equity Security Holders or their successor, the Adelphia Recovery Trust (“ART”), filed a Complaint against Bank of Montreal, BMO Capital Markets Corp. (previously Harris Nesbitt Corp.), BMO Capital Markets Financing Inc. (the “BMO Defendants”), and other financial institutions. The Complaint alleged various federal statutory and common law claims and sought damages of approximately $5 billion. The action brought by the ART was settled during the year ended October 31, 2010 as against many financial institutions, including the BMO Defendants. A separate action brought by a group of plaintiffs that opted out of the settlement of a class action brought by investors in Adelphia securities was settled during the year ended October 31, 2011. This resolves all outstanding litigation related to Adelphia.

BMO Nesbitt Burns Inc., an indirect subsidiary of Bank of Montreal, has been named as a defendant in several individual actions and proposed class actions in Canada and the United States brought on behalf of shareholders of Bre-X Minerals Ltd. Many of the actions have been resolved as to BMO Nesbitt Burns Inc., including two during the year ended October 31, 2010. Management believes that there are strong defences to the remaining claims and will vigorously defend them.

Following our disclosures of mark-to-market losses in our commodities trading businesses on April 27, 2007 and May 17, 2007 aggregating $680 million (pre-tax) as of April 30, 2007, we have received inquiries, requests for documents or subpoenas pertaining to those trading losses from securities, commodities, banking and law enforcement authorities.

On November 18, 2008, a number of proceedings were commenced by these authorities against certain parties that were involved in the commodities trading losses. We are not a party to these proceedings. We are cooperating with all of these authorities.

Bank of Montreal and its subsidiaries are party to other legal proceedings, including regulatory investigations, in the ordinary course of their businesses. While there is inherent difficulty in predicting the outcome of these proceedings, management does not expect the outcome of any of these other proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or the results of operations of Bank of Montreal.

(b) Collateral

When entering into trading activities such as reverse repurchase agreements, securities borrowing and lending activities or financing and derivative transactions, we require our counterparty to provide us with collateral that will protect us from losses in the event of the counterparty’s default. The fair value of collateral that we are permitted to sell or repledge (in the absence of default by the owner of the collateral) was $36,122 million as at October 31, 2011 ($32,837 million in 2010). The fair value of financial assets accepted as collateral that we have sold or repledged was $28,115 million as at October 31, 2011 ($24,733 million in 2010).

Collateral transactions are conducted under terms that are usual and customary in standard trading activities. If there is no default, the securities or their equivalent must be returned to the counterparty at the end of the contract.

170	BMO Financial Group 194th Annual Report 2011

(c) Pledged Assets

In the normal course of our business, we pledge assets as security for various liabilities that we incur. The following tables summarize our pledged assets, to whom they are pledged and in relation to what activity:

(Canadian $ in millions)	2011	2010
Cash resources	2,931	3,048
Securities
Issued or guaranteed by Canada	12,432	14,231
Issued or guaranteed by a Canadian province, municipality or school corporation	4,477	3,087
Other securities	20,225	29,547
Mortgages, securities borrowed or purchased under resale agreements and other	35,336	29,562
Total assets pledged (1)	75,401	79,475

Excludes restricted cash resources disclosed in Note 2.

(Canadian $ in millions)	2011	2010
Assets pledged to: (2)
Clearing systems, payment systems and depositories	1,150	1,025
Bank of Canada	2,436	2,305
Foreign governments and central banks	2,772	936
Assets pledged in relation to:
Obligations related to securities lent or sold under repurchase agreements	28,839	38,097
Securities borrowing	17,229	16,911
Derivatives transactions	7,306	7,620
Mortgages	11,663	9,927
Other	4,006	2,654
Total	75,401	79,475

Excludes cash pledged with central banks disclosed as restricted cash in Note 2.

Excludes collateral received that has been sold or repledged as disclosed in the collateral section of this note.

(1)	Excludes rehypothecated assets of $11,847 million ($3,180 million in 2010) pledged in relation to securities borrowing transactions.
(2)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.

(d) Other Commitments

As a participant in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase the new issue for resale to investors. In connection with these activities, as at October 31, 2011 our related commitments were $2,074 million ($1,177 million in 2010).

Note 29: Fair Value of Financial Instruments

We record trading assets and liabilities, derivatives, available-for-sale securities and securities sold but not yet purchased at fair value and other non-trading assets and liabilities at amortized cost less allowances or write-downs for impairment. Where there is no quoted market value, fair value is determined using a variety of valuation techniques and assumptions. These fair values are based upon the estimated amounts for individual assets and liabilities and do not include an estimate of the fair value of any of the legal entities or underlying operations that comprise our business.

Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value represents our estimate of the amounts for which we could exchange the financial instruments with willing third parties who were interested in acquiring the instruments. In most cases, however, the financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine their fair value. In those cases, we have estimated fair value taking into account only changes in interest rates and credit risk that have occurred since we acquired them or entered into the underlying contracts. These calculations represent management’s best estimates based on a range of methodologies and assumptions; since they involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the instruments.

Interest rate changes are the main cause of changes in the fair value of our financial instruments.

Financial Instruments Whose Book Value

Approximates Fair Value

Fair value is assumed to equal book value for acceptance-related liabilities and securities lent or sold under repurchase agreements, due to the short-term nature of these assets and liabilities. Fair value is also assumed to equal book value for our cash resources, certain other assets and certain other liabilities.

Loans

In determining the fair value of our loans, we incorporate the following assumption:

•

For fixed rate and floating rate performing loans and customers’ liability under acceptances, we discount the remaining contractual cash flows, adjusted for estimated prepayment, at market interest rates currently offered for loans with similar terms.

The value of our loan balances determined using the above assumption is further adjusted by a credit mark that represents an estimate of the expected credit losses in our loan portfolio.

BMO Financial Group 194th Annual Report 2011	171

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Securities

The fair value of our securities, both trading and available-for-sale, by instrument type and the methods used to determine fair value are provided in Note 3.

Derivative Instruments

The methods used to determine the fair value of derivative instruments are provided in Note 10.

Deposits

In determining the fair value of our deposits, we incorporate the following assumptions:

•

For fixed rate, fixed maturity deposits, we discount the remaining contractual cash flows for these deposits, adjusted for expected redemptions, at market interest rates currently offered for deposits with similar terms and risks.

•	For fixed rate deposits with no defined maturities, we consider fair value to equal book value based on book value being equivalent to the amount payable on the reporting date.
•	For floating rate deposits, changes in interest rates have minimal impact on fair value since deposits reprice to market frequently. On that basis, fair value is assumed to equal book value.

Subordinated Debt and Capital Trust Securities

The fair value of our subordinated debt and capital trust securities is determined by referring to current market prices for similar instruments.

Set out in the following table are the amounts that would be reported if all of our financial instrument assets and liabilities were reported at their fair values.

(Canadian $ in millions)			2011			2010
	Book value	Fair value	Fair value over (under) book value	Book value	Fair value	Fair value over (under) book value
Assets
Cash and cash equivalents	19,626	19,626	–	17,368	17,368	–
Interest bearing deposits with banks	3,968	3,968	–	3,186	3,186	–
Securities	131,346	131,480	134	123,399	123,433	34
Securities borrowed or purchased under resale agreements	37,970	37,970	–	28,102	28,102	–
Loans
Residential mortgages	54,350	55,131	781	48,641	49,425	784
Credit card, consumer instalment and other personal loans	61,241	60,829	(412)	54,080	53,718	(362)
Businesses and governments	83,714	82,965	(749)	66,975	66,218	(757)
	199,305	198,925	(380)	169,696	169,361	(335)
Customers’ liability under acceptances	7,193	7,146	(47)	6,947	6,864	(83)
Total loans and customers’ liability under acceptances, net of allowance for credit losses	206,498	206,071	(427)	176,643	176,225	(418)
Derivative instruments	55,677	55,677	–	49,759	49,759	–
Premises and equipment	2,117	2,117	–	1,560	1,560	–
Goodwill	3,585	3,585	–	1,619	1,619	–
Intangible assets	1,562	1,562	–	812	812	–
Other assets	15,074	15,134	60	9,192	9,192	–
	477,423	477,190	(233)	411,640	411,256	(384)
Liabilities
Deposits	302,932	303,176	244	249,251	249,544	293
Derivative instruments	51,400	51,400	–	47,970	47,970	–
Acceptances	7,227	7,227	–	7,001	7,001	–
Securities sold but not yet purchased	21,099	21,099	–	16,438	16,438	–
Securities lent or sold under repurchase agreements	39,163	39,163	–	47,110	47,110	–
Other liabilities	21,731	21,815	84	17,414	17,504	90
Subordinated debt	5,348	5,507	159	3,776	3,947	171
Capital trust securities	400	403	3	800	823	23
Shareholders’ equity	28,123	28,123	–	21,880	21,880	–
	477,423	477,913	490	411,640	412,217	577
Total fair value adjustment			(723)			(961)

Certain comparative figures have been reclassified to conform with the current year’s presentation.

172	BMO Financial Group 194th Annual Report 2011

Fair Value Hierarchy

We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

As at October 31 (Canadian $ in millions)	2011					2010
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	17,590	16	–	15,932	72	–
Canadian provincial and municipal governments	5,895	119	–	3,910	5	–
U.S. federal government	5,874	–	–	8,060	–	–
U.S. states, municipalities and agencies	390	212	–	849	205	–
Other governments	1,149	–	–	1,365	–	–
Mortgage-backed securities and collateralized mortgage obligations	562	202	–	859	–	211
Corporate debt	8,185	3,676	1,269	7,419	3,595	1,358
Corporate equity	23,707	2,733	–	27,267	603	–
	63,352	6,958	1,269	65,661	4,480	1,569
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	16,635	–	–	14,701	–	–
Canadian provincial and municipal governments	1,189	298	–	1,442	253	–
U.S. federal government	4,670	–	–	5,658	–	–
U.S. states, municipalities and agencies	552	3,051	24	–	4,237	20
Other governments	7,704	825	–	9,455	587	–
Mortgage-backed securities and collateralized mortgage obligations	5,087	10,539	–	688	8,204	20
Corporate debt	5,337	173	1,280	2,959	133	1,500
Corporate equity	192	185	943	139	178	369
	41,366	15,071	2,247	35,042	13,592	1,909
Fair Value Liabilities
Securities sold but not yet purchased	21,099	–	–	16,438	–	–
Structured note liabilities	–	4,301	–	–	3,976	–
	21,099	4,301	–	16,438	3,976	–
Derivative Assets
Interest rate contracts	14	37,907	167	24	33,862	217
Foreign exchange contracts	31	10,432	–	45	10,089	–
Commodity contracts	1,473	138	–	2,207	382	–
Equity contracts	3,869	461	6	1,028	617	8
Credit default swaps	–	1,112	67	–	1,120	160
	5,387	50,050	240	3,304	46,070	385
Derivative Liabilities
Interest rate contracts	22	36,372	38	38	32,593	48
Foreign exchange contracts	23	9,827	–	20	9,517	–
Commodity contracts	1,520	320	–	2,087	501	–
Equity contracts	141	2,192	65	53	2,109	71
Credit default swaps	–	877	3	–	930	3
	1,706	49,588	106	2,198	45,650	122

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed income and equity securities using quoted market prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market inputs for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where the significant market inputs are unobservable due to inactive or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or based on broker quotes.

The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

Sensitivity analysis at October 31, 2011 for the most significant Level 3 instruments is provided below.

Within Level 3 trading securities is corporate debt of $1,246 million that relates to securities that are hedged with total return swaps and credit default swaps that are also considered Level 3 instruments.

BMO Financial Group 194th Annual Report 2011	173

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The sensitivity analysis for the structured product is performed on an aggregate basis and is described as part of the discussion on derivatives below.

Within Level 3 available-for-sale corporate debt securities as at October 31, 2011 was a deferred purchase price amount of $609 million related to our off-balance sheet securitization activities. We have determined the valuation of the deferred purchase price (excess spread) based on expected future cash flows. The significant inputs for the valuation model include interest rate, weighted-average prepayment rate, weighted-average maturity, expected credit losses and weighted-average discount rate. The determination of interest rates has the most significant impact on the valuation of the deferred purchase price. Sensitivity analysis for the deferred purchase price is included in Note 8.

Within Level 3 derivative assets and derivative liabilities as at October 31, 2011 was $234 million and $41 million related to the mark-to-market of credit default swaps and total return swaps, respectively, on structured products. We have determined the valuation of these derivatives and related securities based on estimates of current market spreads for similar structured products. The impact of assuming a 10 basis point increase or decrease in that spread would result in a change in fair value of $(3) million and $3 million, respectively.

Significant Transfers

Transfers are made between the various fair value hierarchy levels due to changes in the availability of quoted market prices or observable market inputs due to changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the years ended October 31, 2011 and 2010.

During the year ended October 31, 2011, available-for-sale securities purchased as part of the M&I acquisition that are classified as Level 3 totalled $326 million of which $124 million were sold during the year. In addition, to meet regulatory requirements after the acquisition of M&I we purchased $430 million of additional stock in Federal Reserve Banks and Federal Home Loan Banks.

During the year ended October 31, 2011, $139 million of trading corporate debt securities were transferred from Level 3 to Level 2 as values for these securities are now obtained through a third-party vendor and are based on market prices.

During the year ended October 31, 2011, $207 million and $20 million of mortgage-backed securities and collateralized mortgage obligations were transferred from Level 3 to Level 2 within trading securities and available-for-sale securities, respectively, as values for these securities are now obtained through a third-party vendor and are based on a larger volume of market prices.

During the year ended October 31, 2011, derivative assets of $84 million and derivative liabilities of $13 million were transferred from Level 3 to Level 2 as market information became available for certain over-the-counter equity contracts.

During the year ended October 31, 2010, a portion of the asset-backed commercial paper issued by the conduits known as the Montreal Accord were transferred from Level 3 to Level 2 within corporate debt trading securities because we are now valuing the notes based on broker quotes rather than internal models due to increased broker/dealer trading of these securities, resulting in improved liquidity. In addition, certain available-for-sale corporate debt securities that were previously valued using observable market information were transferred from Level 2 to Level 1 as values for these securities became available in active markets.

Changes in Level 3 Fair Value Measurements

The table below presents a reconciliation of all changes in Level 3 financial instruments for the year ended October 31, 2011, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
For the year ended October 31, 2011 (Canadian $ in millions)	Balance, October 31, 2010	Included in earnings	Included in other compre- hensive income	Purchases	Sales	Maturities (1)	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2011	Unrealized gains (losses) (2)
Trading Securities
Mortgage-backed securities and collateralized mortgage obligations	211	(4)	–	–	–	–	–	(207)	–	–
Corporate debt	1,358	15	–	42	(2)	(5)	–	(139)	1,269	(17)
Total trading securities	1,569	11	–	42	(2)	(5)	–	(346)	1,269	(17)
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	20	5	1	23	(18)	(7)	–	–	24	1
Mortgage-backed securities and collateralized mortgage obligations	20	–	–	–	–	–	–	(20)	–	–
Corporate debt	1,500	(83)	26	263	(161)	(265)	–	–	1,280	31
Corporate equity	369	(11)	8	761	(184)	–	–	–	943	2
Total available-for-sale securities	1,909	(89)	35	1,047	(363)	(272)	–	(20)	2,247	34
Derivative Assets
Interest rate contracts	217	9	–	8	–	(68)	1	–	167	158
Equity contracts	8	8	–	–	–	(4)	–	(6)	6	9
Credit default swaps	160	(9)	–	3	–	(9)	–	(78)	67	67
Total derivative assets	385	8	–	11	–	(81)	1	(84)	240	234
Derivative Liabilities
Interest rate contracts	48	–	–	4	–	(10)	–	(4)	38	(42)
Equity contracts	71	10	–	3	–	(10)	–	(9)	65	(65)
Credit default swaps	3	–	–	–	–	–	–	–	3	(2)
Total derivative liabilities	122	10	–	7	–	(20)	–	(13)	106	(109)
(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on October 31, 2011 are included in earnings in the year. For available-for-sale securities, the unrealized gains or losses on securities still held on October 31, 2011 are included in Accumulated Other Comprehensive Income.

174	BMO Financial Group 194th Annual Report 2011

The table below presents a reconciliation of all changes in Level 3 financial instruments for the year ended October 31, 2010, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
For the year ended October 31, 2010 (Canadian $ in millions)	Balance, October 31, 2009	Included in earnings	Included in other compre- hensive income	Purchases	Sales	Maturities (1)	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2010	Unrealized gains (losses) (2)
Trading Securities
Issued or guaranteed by:	49	(7)	–	–	(42)	–	–	–	–	–
U.S. states, municipalities and agencies
Mortgage-backed securities and collateralized mortgage obligations	204	34	–	8	(3)	(32)	–	–	211	20
Corporate debt	1,476	(17)	–	96	–	(1)	14	(210)	1,358	10
Total trading securities	1,729	10	–	104	(45)	(33)	14	(210)	1,569	30
Available-for-Sale Securities
Issued or guaranteed by:	86	2	(16)	–	(52)	–	–	–	20	–
U.S. states, municipalities and agencies
Mortgage-backed securities and collateralized mortgage obligations	39	1	–	–	–	(20)	–	–	20	1
Corporate debt	1,960	(281)	31	244	(156)	(252)	13	(59)	1,500	45
Corporate equity	311	(4)	(18)	78	(2)	(2)	6	–	369	–
Total available-for-sale securities	2,396	(282)	(3)	322	(210)	(274)	19	(59)	1,909	46
Derivative Assets
Interest rate contracts	1	20	–	196	–	–	–	–	217	217
Equity contracts	11	(34)	–	31	–	–	–	–	8	8
Credit default swaps	567	(53)	–	3	–	(357)	–	–	160	160
Total derivative assets	579	(67)	–	230	–	(357)	–	–	385	385
Derivative Liabilities
Interest rate contracts	73	–	–	–	–	(25)	–	–	48	48
Equity contracts	97	(57)	–	31	–	–	–	–	71	71
Credit default swaps	3	–	–	–	–	–	–	–	3	3
Total derivative liabilities	173	(57)	–	31	–	(25)	–	–	122	122
(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on October 31, 2010 are included in earnings in the year. For available-for-sale securities, the unrealized gains or losses on securities still held on October 31, 2010 are included in Accumulated Other Comprehensive Income.

Other Items Measured at Fair Value

Certain assets such as foreclosed assets are measured at fair value at initial recognition but are not required to be measured at fair value on an ongoing basis.

As at October 31, 2011, we held $181 million of foreclosed assets measured at fair value at inception, all of which were classified as Level 2. For the year ended October 31, 2011, we recorded write-downs of $36 million on these assets.

BMO Financial Group 194th Annual Report 2011	175

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 30:	Reconciliation of Canadian and United States
Generally	Accepted Accounting Principles

We prepare our consolidated financial statements in accordance with GAAP in Canada, including interpretations of GAAP by our regulator, the Office of the Superintendent of Financial Institutions Canada (“OSFI”).

We have included here the significant differences that would result if United States GAAP were applied in the preparation of our Consolidated

Balance Sheet, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income and Consolidated Statement of Accumulated Other Comprehensive Loss. We have not included our Consolidated Statement of Cash Flows as the differences are immaterial.

Condensed Consolidated Balance Sheet
As at October 31 (Canadian $ in millions)			2011			2010
	Canadian GAAP	Increase (Decrease)	United States GAAP	Canadian GAAP	Increase (Decrease)	United States GAAP
Assets
Cash and cash equivalents (o)	19,626	28	19,654	17,368	–	17,368
Interest bearing deposits with banks (a,o)	3,968	(2,369)	1,599	3,186	(1,925)	1,261
Securities – Trading (b,c,d,o)	71,579	(3,950)	67,629	71,710	(2,496)	69,214
– Available-for-sale (b,c,d,e,m,o)	58,684	3,259	61,943	50,543	7,465	58,008
– Other (b,c,f)	1,083	991	2,074	1,146	(80)	1,066
Securities borrowed or purchased under resale agreements	37,970	–	37,970	28,102	–	28,102
Loans and customers’ liability under acceptances, net of the allowance for credit losses (a,g,o,p,s)	206,498	17,491	223,989	176,643	779	177,422
Derivative instruments (g,o)	55,677	(38,583)	17,094	49,759	(33,631)	16,128
Premises and equipment (r)	2,117	(3)	2,114	1,560	(3)	1,557
Goodwill (q,r)	3,585	21	3,606	1,619	(44)	1,575
Intangible assets	1,562	–	1,562	812	–	812
Other assets (b,d,i)	15,074	10,420	25,494	9,192	6,713	15,905
Total Assets	477,423	(12,695)	464,728	411,640	(23,222)	388,418
Liabilities and Shareholders’ Equity
Deposits (g,o)	302,932	9,575	312,507	249,251	(2,094)	247,157
Derivative instruments (g,o)	51,400	(36,710)	14,690	47,970	(32,683)	15,287
Acceptances	7,227	–	7,227	7,001	–	7,001
Securities sold but not yet purchased (b)	21,099	(1,253)	19,846	16,438	–	16,438
Securities lent or sold under repurchase agreements	39,163	–	39,163	47,110	–	47,110
Other liabilities (b,d,e,i,l,o)	21,731	14,337	36,068	17,414	11,076	28,490
Subordinated debt (o)	5,348	842	6,190	3,776	–	3,776
Capital trust securities (j,o)	400	123	523	800	(800)	–
Shareholders’ equity (d,f,h,i,j,k,l,m,n,o,q) (1)	28,123	391	28,514	21,880	1,279	23,159
Total Liabilities and Shareholders’ Equity	477,423	(12,695)	464,728	411,640	(23,222)	388,418
(1)	Shareholders’ equity in United States GAAP includes non-controlling interest of $1,748 million ($2,138 million in 2010).

Reconciliation of Income
For the Year Ended October 31 (Canadian $ in millions, except per share amounts)		2011	2010	2009
Net income before non-controlling interest, as reported under Canadian GAAP		3,339	2,884	1,863
Adjustments to arrive at United States GAAP:
Net Interest Income	– Liabilities and equity (j)	33	71	80
	– Consolidation of VIEs including QSPEs (o)	37	–	–
	– Acquired loans (p)	(133)	–	–
	– Business combination (q)	97	–	–
Non-Interest Revenue	– Merchant banking (f)	12	(73)	92
	– Reclassification from trading securities to available-for-sale securities (c)	–	92	91
	– Insurance (d)	27	13	(23)
	– Derivatives (h)	185	211	3
	– Other-than-temporary impairment (m)	–	(6)	–
	– Consolidation of VIEs including QSPEs (o)	(163)	–	–
Non-Interest Expense	– Stock-based compensation	–	–	(1)
	– Pension and other employee future benefits (i)	2	(9)	–
	– Goodwill and other assets (q)	–	–	6
	– Business combination (q)	(78)	(8)	–
	– Consolidation of VIEs including QSPEs (o)	(6)	–	–
Income taxes and net change in income taxes (k) (including adjustments due to items listed above)		1	(65)	(49)
Net income before non-controlling interest, based on United States GAAP		3,353	3,110	2,062
Non-controlling interest in subsidiaries, as reported under Canadian GAAP		73	74	76
Adjustment to non-controlling interest to arrive at United States GAAP		33	71	79
Non-controlling interest in subsidiaries, based on United States GAAP		106	145	155
Preferred share dividends		144	136	120
Net income available to common shareholders, based on United States GAAP		3,103	2,829	1,787
Earnings per share: basic	– Canadian GAAP net income	5.28	4.78	3.09
	– United States GAAP net income	5.25	5.05	3.31
Earnings per share: diluted	– Canadian GAAP net income	5.26	4.75	3.08
	– United States GAAP net income	5.23	5.03	3.30

176	BMO Financial Group 194th Annual Report 2011

Reconciliation of Comprehensive Income
For the Year Ended October 31 (Canadian $ in millions)	2011	2010	2009
Total Comprehensive Income, as reported under Canadian GAAP	3,508	2,651	1,639
Adjustments to arrive at United States GAAP:
Net income adjustments, as per Reconciliation of Income	14	155	120
Unrealized gain (loss) on reclassification from trading securities to available-for-sale securities (c) (1)	–	(64)	(61)
Unrealized (gain) loss on derivatives that do not qualify as cash flow hedges under United States GAAP (h) (2)	(132)	(147)	(2)
Adjustment to unrealized gain (loss) on translation of net foreign operations, net of hedging activities	(8)	2	5
Unrealized actuarial loss on pension and other future benefits (i) (3)	(38)	(200)	(176)
Unrealized gain on insurance securities designated as held for trading under Canadian GAAP (d) (4)	48	153	226
Unrealized gain (loss) on other (m,o)	11	(2)	(16)
Total Comprehensive Income based on United States GAAP (5)	3,403	2,548	1,735
(1)	Net of income taxes of $nil in 2011, $28 million in 2010 and $30 million in 2009.
(2)	Net of income taxes of $53 million in 2011, $64 million in 2010 and $1 million in 2009.
(3)	Net of income taxes of $21 million in 2011, $71 million in 2010 and $68 million in 2009.
(4)	Net of income taxes of $19 million in 2011, $68 million in 2010 and $104 million in 2009.
(5)	Total comprehensive income is $3,509 million in 2011 ($2,693 million in 2010 and $1,890 million in 2009) including non-controlling interest of $106 million in 2011 ($145 million in 2010 and $155 million in 2009).

Reconciliation of Accumulated Other Comprehensive Loss
For the Year Ended October 31 (Canadian $ in millions)	2011	2010
Total Accumulated Other Comprehensive Loss, as reported under Canadian GAAP	(316)	(558)
Adjustments to arrive at United States GAAP:
Unrealized gain (loss) on reclassification from trading securities to available-for-sale securities (c)	(2)	(2)
Fair value adjusted for derivatives that do not qualify as cash flow hedges under United States GAAP (h)	(281)	(149)
Adjustment to unrealized gain on translation of net foreign operations, net of hedging activities	28	36
Unrealized actuarial loss on pension and other employee future benefits (i)	(1,186)	(1,148)
Unrealized gain on insurance securities classified as held for trading under Canadian GAAP (d)	427	379
Unrealized gain (loss) on other (m,o)	(7)	(18)
Total Accumulated Other Comprehensive Loss based on United States GAAP	(1,337)	(1,460)

(a) Bankers’ Acceptances

Under United States GAAP, bankers’ acceptances purchased from other banks are classified as loans. Under Canadian GAAP, bankers’ acceptances purchased from other banks are recorded as interest bearing deposits with banks in our Consolidated Balance Sheet.

(b) Accounting for Securities Transactions

Under United States GAAP, securities transactions are recognized in our Consolidated Balance Sheet when we enter into the transaction. Under Canadian GAAP, securities transactions are recognized in our Consolidated Balance Sheet when the transaction is settled.

(c) Reclassification of Securities

During the year ended October 31, 2008, we adopted new Canadian accounting guidance which allows, in rare circumstances, certain reclassifications of non-derivative financial assets from the trading category to either the available-for-sale or held-to-maturity categories. This new guidance is consistent with United States GAAP, except that United States GAAP requires that the reclassification be recorded on the date the transfer is completed. We elected to transfer from trading to available-for-sale those securities for which we had a change in intent caused by market circumstances at that time to hold the securities for the foreseeable future rather than to exit or trade them in the short term. The Canadian accounting guidance was applicable on a retroactive basis to August 1, 2008 and the transfers took place at the fair value of the securities on August 1, 2008. We reclassified these securities under United States GAAP effective October 31, 2008 at their fair value at that date. This difference will reverse as these securities are sold.

Certain securities classified as available-for-sale under Canadian GAAP must be classified as other securities under United States GAAP.

(d) Insurance Accounting

Under United States GAAP, fixed income and equity investments supporting the policy benefit liabilities of life and health insurance contracts are classified as available-for-sale securities. Under Canadian GAAP, fixed income and equity investments supporting the policy benefit liabilities of life and health insurance contracts are designated as held-for-trading securities using the fair value option.

Under United States GAAP, liabilities for life insurance contracts, except universal life and other investment-type contracts, are determined using the net level premium method. For universal life and other investment-type contracts, liabilities represent policyholder account balances and include a reserve calculated using the net level premium method for some contracts. Under Canadian GAAP, liabilities for life insurance contracts are determined using the Canadian asset liability method.

Under United States GAAP, premiums received for universal life and other investment-type contracts are recorded as a liability. Under Canadian GAAP, these premiums are recorded in income and a liability for future policy benefits is established that is an offsetting charge to income.

Under United States GAAP, reinsurance recoverables, deferred acquisition costs for life insurance and annuity contracts and the value of in-force life insurance business acquired (“VOBA”) are recorded as assets. Deferred acquisition costs and VOBA are then amortized. Under Canadian GAAP, these items are included in the insurance-related liability balance.

(e) Non-Cash Collateral

Under United States GAAP, non-cash collateral received in securities lending transactions that we are permitted by contract to sell or repledge is recorded as an asset in our Consolidated Balance Sheet and a corresponding liability is recorded for the obligation to return the collateral. Under Canadian GAAP, such collateral and the related obligation are not recorded in our Consolidated Balance Sheet. As a result of this difference, available-for-sale securities and other liabilities have been increased by $5,747 million and $3,294 million as at October 31, 2011 and 2010, respectively.

(f) Merchant Banking Investments

Under United States GAAP, our merchant banking subsidiaries account for their investments at cost or under the equity method. Under Canadian GAAP, these subsidiaries account for their investments at fair value, with changes in fair value recorded in income as they occur.

(g) Offsetting of Amounts Related to Certain Contracts

Under United States GAAP, our right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments are netted against the derivative instruments if they are executed with

BMO Financial Group 194th Annual Report 2011	177

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the same counterparty under a master netting agreement. Under Canadian GAAP, these amounts are not presented net. Cash collateral posted is recorded as a loan and cash collateral received is recorded as a deposit liability. The cash collateral applied against derivative assets and derivative liabilities was $2,151 million and $954 million, respectively as at October 31, 2011, ($2,094 million and $1,146 million, respectively in 2010). Also under United States GAAP, derivative assets and liabilities having valid rights of set-off are reported on a net basis. Under Canadian GAAP, these derivative assets and liabilities are reported on a gross basis. As a result of offsetting, the fair value amounts of derivative instruments that have been netted against derivative assets and derivative liabilities was $35,856 million at October 31, 2011 ($31,537 million in 2010).

(h) Derivatives

Certain of our interest rate swaps designated as cash flow hedges under Canadian GAAP must be marked to market through income under United States GAAP as they do not qualify for hedge accounting. Under

Canadian GAAP, they qualify for hedge accounting and are measured at fair value through other comprehensive income.

(i) Pension and Other Employee Future Benefits

United States GAAP requires us to recognize the excess of the fair value of our pension and other employee future benefit plan assets over the corresponding benefit obligation as an asset and the shortfall of the fair value of our plan assets compared to the corresponding benefit obligation as a liability. This is done on a plan-by-plan basis. The unamortized actuarial gains (losses) and the cost (benefit) of plan amendments are recorded in Accumulated Other Comprehensive (Income) Loss. Under Canadian GAAP, these amounts are recorded in our Consolidated Balance Sheet in other assets or other liabilities. There is no change in the calculation of the pension and other employee future benefits expense. Under United States GAAP, the pre-tax amounts included in Accumulated Other Comprehensive (Income) Loss are as follows:

(Canadian $ in millions)			2011			2010
	Pension	Other employee future benefits	Total	Pension	Other employee future benefits	Total
Net actuarial loss	1,517	89	1,606	1,445	162	1,607
Cost (benefit) of plan amendments	96	(17)	79	86	(25)	61
Pre-tax amounts recognized in Accumulated Other Comprehensive (Income) Loss	1,613	72	1,685	1,531	137	1,668

Since we have reclassified amounts from other assets and other liabilities to other comprehensive income, the pension and other employee benefit amounts included in other assets and other liabilities are different under

United States GAAP. Under United States GAAP, amounts related to our pension benefit plans and other employee future benefit plans are recognized in our Consolidated Balance Sheet as follows:

(Canadian $ in millions)			2011			2010
	Included in Other assets	Included in Other liabilities	Plan funded status	Included in Other assets	Included in Other liabilities	Plan funded status
Pension	272	(58)	214	373	(27)	346
Other employee future benefits	–	(880)	(880)	–	(908)	(908)

The estimated net actuarial loss (gain) and cost (benefit) of plan amendments for the pension benefit plans that will be amortized from Accumulated Other Comprehensive Income on a pre-tax basis, as an increase (decrease) in pension expense during fiscal 2012 are $94 million and $18 million, respectively. The estimated net actuarial loss (gain) and benefit of plan amendments for other employee future benefit plans that will be amortized from Accumulated Other Comprehensive Income, on a pre-tax basis, as an increase (decrease) in other employee future benefit expense during fiscal 2012 are $1 million and $(7) million, respectively. Under Canadian GAAP, these amounts are amortized from other assets or other liabilities, on a pre-tax basis, to pension and other employee future benefit expense.

Effective November 1, 2000, we adopted a new Canadian accounting standard on pension and other employee future benefits that eliminated the then existing differences between Canadian and United States GAAP. When we adopted this new standard, we accounted for the change in accounting as a charge to retained earnings. As a result, there will continue to be an adjustment to our Consolidated Statement of Income until amounts previously deferred under United States GAAP have been fully amortized to income.

(j) Liabilities and Equity

Under United States GAAP, certain of our capital trust securities that are ultimately convertible into a variable number of our common shares at the holder’s option are classified as non-controlling interest, with payments recognized as minority interest. Under Canadian GAAP, capital trust securities with this conversion feature are classified as liabilities, with payments recognized as interest expense.

(k) Income Taxes

In addition to the tax impact of other differences between Canadian and United States GAAP, under United States GAAP, tax rate changes do not have any impact on the measurement of our future income tax balances until they are passed into law. Under Canadian GAAP, tax rate changes are recorded in income in the period the tax rate change is substantively enacted.

(l) Non-controlling Interests in Consolidated Financial Statements

Under United States GAAP, all non-controlling interests held by parties other than the parent entity are reported as equity. Under Canadian GAAP, all non-controlling interests are reported as other liabilities. A continuity of non-controlling interest recorded in equity for the years ended October 31, 2010 and 2011 is as follows:

(Canadian $ in millions)
Non-controlling interest in subsidiaries, November 1, 2009	2,505
Net income attributable to non-controlling interest	(145)
Change in non-controlling interest ownership	(222)
Non-controlling interest in subsidiaries, October 31, 2010	2,138
Net income attributable to non-controlling interest	(106)
Change in non-controlling interest ownership	(284)
Non-controlling interest in subsidiaries, October 31, 2011	1,748

(m) Other-than-Temporary Impairment

Under United States GAAP, if a debt security is determined to be other-than-temporarily impaired, the amount of the impairment charge equal to the credit loss will be recorded in income and the remaining

178	BMO Financial Group 194th Annual Report 2011

impairment charge will be recorded in accumulated other comprehensive income. Under Canadian GAAP, all impairment is recorded in income.

During the year ended October 31, 2011, we recorded total other-than-temporary impairment losses of $20 million before taxes ($51 million before taxes in 2010) and $14 million after taxes ($36 million after taxes in 2010). Of these, $14 million after taxes ($34 million in 2010) were recorded in income and $nil ($2 million in 2010) were recorded in accumulated other comprehensive income.

A continuity of the credit losses recorded in income before tax on available-for-sale debt securities held at year end is as follows:

(Canadian $ in millions)	2011	2010
Balance, beginning of year	(286)	(286)
Credit impairment recognized in earnings on debt securities not previously determined to be impaired	(3)	(38)
Credit impairments recognized in earnings on debt securities that have previously been impaired	(3)	(3)
Reduction for securities sold or matured during the year	2	41
Balance, end of year	(290)	(286)

Under Canadian GAAP, impairment losses recorded against net income relating to an available-for-sale debt security may be reversed through net income if the fair value of the security increases in a subsequent period and the increase can be objectively related to an event occurring after the impairment loss was recognized in net income. This is not permitted under United States GAAP.

(n) Restricted Net Assets

Certain of our subsidiaries and equity investments are subject to regulatory requirements of the jurisdictions in which they operate. As a result, these subsidiaries and equity investees may be restricted from transferring to us our proportionate share of their assets in the form of cash dividends, loans or advances. At October 31, 2011 and 2010, restricted net assets of these subsidiaries were $8.3 billion and $6.2 billion, respectively.

(o) Accounting for Transfers of Financial Assets and Consolidation of Variable Interest Entities

Effective November 1, 2010, we adopted new United States guidance issued by the Financial Accounting Standards Board (“FASB”) on the accounting for transfer of financial assets that removes the concept of a qualifying special-purpose entity (“QSPE”). Under Canadian GAAP, assets transferred to QSPEs would not be included in our Consolidated Balance Sheet. Under United States GAAP, sales of assets to these entities would not achieve the criteria for derecognition and would therefore be reflected in the Consolidated Balance Sheet. This guidance was applied on a prospective basis. As a result of these differences being applied as at and for the year ended October 31, 2011, we recorded an additional $16 billion in loans and customers’ liability under acceptances and $10 billion in deposits; available-for-sale securities were reduced by $6 billion; and net income was decreased by $63 million.

Effective November 1, 2010, we adopted the new FASB accounting standard which changes the criteria by which an enterprise determines whether it must consolidate a VIE. Under Canadian GAAP our VIEs need to be consolidated when we absorb the majority of the expected losses or residual returns, or both. Under United States GAAP, we are required to consolidate a VIE if we have both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits resulting from those activities of the VIE. In addition, United States GAAP requires us to assess if VIEs that were previously QSPEs must be consolidated. The impact on the United States GAAP reconciliation was the consolidation of various VIEs that were not consolidated under Canadian GAAP. This guidance was applied on a prospective basis. As a result of these differences being applied as at and for the year ended October 31, 2011, we recorded an additional $4 billion in trading securities, $2 billion in deposits, less than $1 billion in other liabilities, subordinated debt and capital trust securities; derivative assets and loans and customers’ liability under acceptances were reduced by less than $1 billion respectively; and net income was decreased by $69 million.

(p) Acquired Loans

Under United States GAAP, any increase in expected undiscounted cash flows from purchased credit impaired (“PCI”) loans over their fair value at the date of acquisition is adjusted to the yield of the loan over its term. Under Canadian GAAP, any increase in expected undiscounted cash flows from purchased credit impaired loans over their fair value at the date of acquisition is recorded as a recovery.

Under United States GAAP, for purchased performing fixed term loans both the incurred and future credit mark are fully amortized into net interest income. Under Canadian GAAP, only the future portion of the credit mark is amortized into net interest income.

The accretable yield balance changes for our M&I PCI loans for the year ended October 31, 2011 are as follows:

(Canadian $ in millions)
Balance as at October 31, 2010	–
M&I acquisition	200
Accretion into income	(27)
Disposals/transfers	(14)
Balance as at October 31, 2011	159

The contractual cash flows due, carrying amount and associated allowance for credit losses for M&I purchased loans as at October 31, 2011 are as follows:

(Canadian $ in millions)	2011
Contractual cash flows	2,814
Carrying amount	1,415
Allowance for credit losses	–
Net carrying amount	1,415

Charge-offs are not recorded on PCI loans until actual losses exceed the estimated losses that were recorded as purchase accounting adjustments at acquisition date. To date, no charge-offs have been recorded for these loans.

The PCI portfolio affects our results of operations primarily through: (i) contribution to net interest income; (ii) expense related to defaults and servicing resulting from the liquidation of the loans; and (iii) any provision for credit losses.

(q) Business Combinations

Under United States GAAP, acquisition-related costs, except costs to issue debt or equity securities, are recorded as expenses in the period in which the costs are incurred and the estimated future contingent consideration to be paid is included as part of the purchase price at the time of acquisition. Under Canadian GAAP, acquisition-related costs are included in the cost of the purchase and any contingent consideration is included in the purchase price when the contingency has been resolved.

Under United States GAAP, total share consideration is determined using the share price as at the date of closing of a business combination. Under Canadian GAAP, total share consideration is calculated based upon the average price over a reasonable time before and after the date the terms of the business combination are agreed to and announced.

(r) Goodwill and Other Assets

Under United States GAAP, our acquisition of Suburban Bancorp, Inc. in 1994 was accounted for using the pooling of interests method. Under Canadian GAAP, we accounted for this acquisition using the purchase method, which resulted in the recognition and amortization of fair value increments on buildings, goodwill and intangible assets associated with the acquisition. Effective November 1, 2001, goodwill is no longer amortized to income under either United States or Canadian GAAP. The

BMO Financial Group 194th Annual Report 2011	179

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

remaining difference relates to the amortization of the fair value increments on buildings and intangible assets under Canadian GAAP.

(s) Restructured Loans

Under United States GAAP, the following additional disclosures regarding loan modifications are required that are not required under Canadian GAAP.

From time to time we modify loans due to the poor financial condition of the borrower in an effort to mitigate losses. These modifications often include granting one or more concessions that would not otherwise be considered due to the borrower experiencing financial difficulties and may include interest rate reductions, payment extensions or deferrals acceptance of equity or other assets in lieu of payment. These modifications are accounted for and reported as troubled debt restructurings (“TDRs”). Loans whose contractual terms have been modified in a TDR and are current at the time of restructuring remain in accrual status if there is demonstrated performance prior to the restructuring and payment in full under the restructured terms is expected. If a loan is in non-accrual status before it is determined to be a TDR, then the loan remains in non-accrual status subsequent to the restructuring. TDR loans in non-accrual status may be returned to accrual status after considering the borrower’s sustained repayment performance for a reasonable period. If they are not considered impaired, interest on these restructured loans is recorded on an accrual basis.

We had modified loans of $298 million as at October 31, 2011 ($336 million as at October 31, 2010 and $26 million as at October 31, 2009), of which $74 million were classified as performing ($79 million in the year ended October 31, 2010 and $24 million in the year ended October 31, 2009). Restructured loans of $30 million were written off during the year ended October 31, 2011 ($39 million in 2010 and $nil in 2009).

180	BMO Financial Group 194th Annual Report 2011

Principal Subsidiaries

Entities in which the bank owns more than 50% of the issued and outstanding voting shares	Head or principal office	Book value of shares owned by the bank (Canadian $ in millions)
Bank of Montreal Assessoria e Serviços Ltda.	Rio de Janeiro, Brazil	–
Bank of Montreal Capital Markets (Holdings) Limited	London, England	146
BMO Capital Markets Limited	London, England
Pyrford International Limited	London, England
Bank of Montreal (China) Co. Ltd.	Beijing, China	265
Bank of Montreal Finance Ltd.	Toronto, Canada	29
Bank of Montreal Holding Inc.	Calgary, Canada	20,963
Bank of Montreal Securities Canada Limited	Toronto, Canada
BMO Nesbitt Burns Corporation Limited	Toronto, Canada
BMO Nesbitt Burns Inc. and subsidiaries	Toronto, Canada
BMO Finance Company II	Luxembourg, Luxembourg
BMO Group Retirement Services Inc.	Toronto, Canada
BMO Holding Finance, LLC	Wilmington, United States
BMO Investments Inc. and subsidiary	Toronto, Canada
BMO Investments Limited	Hamilton, Bermuda
Bank of Montreal (Barbados) Limited	St. Michael, Barbados
Bank of Montreal Insurance (Barbados) Limited	St. Michael, Barbados
BMO InvestorLine Inc.	Toronto, Canada
BMO Nesbitt Burns Trading Corp. S.A.	Münsbach, Luxembourg
BMO Service Inc.	Calgary, Canada
Bank of Montreal Ireland plc	Dublin, Ireland	1,572
Bank of Montreal Mortgage Corporation	Calgary, Canada	2,106
BMO Mortgage Corp.	Vancouver, Canada
BMRI Realty Investments	Toronto, Canada
Bay Street Holdings, LLC	Chicago, United States	–
BMO Finance Company I	Schuttrange, Luxembourg	597
BMO Financial Corp.	Chicago, United States	12,584
BMO Bankcorp, Inc. (1)	Chicago, United States
BMO Harris Bank National Association and subsidiaries	Chicago, United States
Harris Central N.A.	Roselle, United States
Harris Investment Management, Inc. and subsidiary	Chicago, United States
Harris Investor Services, Inc.	Chicago, United States
Harris Life Insurance Company	Scottsdale, United States
Harris Trade Services Limited	Hong Kong, China
BMO Capital Markets Corp.	New York, United States
BMO Capital Markets Equity Group (U.S.), Inc. and subsidiaries	Chicago, United States
BMO Capital Markets GKST Inc.	Chicago, United States
BMO Financial Products Corp.	Wilmington, United States
BMO Global Capital Solutions, Inc.	Chicago, United States
BMO Harris Financing, Inc. and subsidiaries	Chicago, United States
BMO Investment Financing, Inc.	Wilmington, United States
Harris Bancorp Insurance Services, Inc.	Chicago, United States
Harris RIA Holdings, Inc. and subsidiaries	Wilmington, United States
M&I Bank of Mayville	Mayville, United States
M&I Distributors, LLC	Milwaukee, United States
M&I Financial Advisors, Inc.	Milwaukee, United States
M&I Investment Management Corp. and subsidiaries	Milwaukee, United States
M&I Investment Partners Management, LLC and subsidiaries	Milwaukee, United States
M&I Private Equity Group II, LLC	Milwaukee, United States
M&I Servicing Corp.	Las Vegas, United States
Marshall & Ilsley Trust Company National Association and subsidiaries	Milwaukee, United States
psps Holdings, LLC and subsidiary	Chicago, United States
Stoker Ostler Wealth Advisors, Inc.	Scottsdale, United States
BMO GP Inc.	Toronto, Canada	–
BMO Ireland Finance Company	Dublin, Ireland	512
BMO Life Insurance Company	Toronto, Canada	523
BMO Life Holdings (Canada), ULC	Halifax, Canada
BMO Life Assurance Company	Toronto, Canada
BMO Private Equity (Canada) Inc.	Toronto, Canada	118
BMO Nesbitt Burns Employee Co-Investment Fund I Management (Canada) Inc. and subsidiaries	Toronto, Canada
BMO Trust Company	Toronto, Canada	859
BMO (US) Lending, LLC	Chicago, United States	310
Lloyd George Management (B.V.I.) Limited	Road Town, British Virgin Islands	98
Lloyd George Investment Management (B.V.I.) Ltd. and subsidiaries	Road Town, British Virgin Islands
Lloyd George Investment Management (Hong Kong) Limited	Hong Kong, China
Lloyd George Management (Europe) Limited	London, England
Lloyd George Management (Hong Kong) Limited	Hong Kong, China
Lloyd George Management (Japan) Ltd.	Tokyo, Japan
Lloyd George Management (Singapore) Pte Ltd. and subsidiary	Singapore
(1)	BMO Bankcorp, Inc. was dissolved effective November 30, 2011.

The book value of the subsidiaries represents the total common and preferred equity value of our holdings or our partnership interest where appropriate.

We directly or indirectly own 100% of the outstanding voting shares of the above subsidiaries.

BMO Financial Group 194th Annual Report 2011	181

Glossary of Financial Terms

Adjusted Earnings and Measures

present results adjusted to exclude the impact of certain items as set out in the Non-GAAP Measures section. Management considers both reported and adjusted results to be useful in assessing underlying ongoing business performance.

Allowance for Credit Losses represents an amount deemed adequate by management to absorb credit-related losses on loans and acceptances and other credit instruments. Allowances for credit losses can be specific or general and are recorded on the balance sheet as a deduction from loans and acceptances or, as they relate to credit instruments, as other liabilities.

P 71, 84, 126

Assets under Administration and under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper (ABCP) is a short-term investment with a maturity that is typically less than 180 days. The commercial paper is backed by physical assets such as trade receivables, and is generally used for short-term financing needs.

Assets-to-Capital Multiple reflects total assets, including specified off-balance sheet items net of other specified deductions, divided by total capital.

P 62, 156

Average Earning Assets represents the daily or monthly average balance of deposits with other banks and loans and securities, over a one-year period.

Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Basis Point is one one-hundredth of a percentage point.

Business Risk arises from the specific business activities of a company and the effects these could have on its earnings.

P 92

Common Equity Ratio reflects common shareholders’ equity less capital adjustments, divided by risk-weighted assets.

P 62, 156

Common Shareholders’ Equity is the most permanent form of capital. Adjusted common shareholders’ equity is comprised of common shareholders’ equity less capital adjustments.

Credit and Counterparty Risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation.

P 83

Derivatives are contracts whose value is “derived” from movements in interest or foreign exchange rates, or equity or commodity prices. Derivatives allow for the transfer, modification or reduction of current or expected risks from changes in rates and prices.

Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is computed by dividing dividends per share by basic earnings per share.

Earnings Per Share (EPS) is calculated by dividing net income, after deduction of preferred dividends, by the average number of common shares outstanding. Diluted EPS, which is our basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS. Adjusted EPS is calculated in the same manner, using adjusted net income.

P 34, 166

Earnings Volatility (EV) is a measure of the adverse impact of potential changes in market parameters on the projected 12-month after-tax net income of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period.

P 85

Economic Capital is our internal assessment of the risks underlying BMO’s business activities. It represents management’s estimate of the likely magnitude of economic losses that could occur if adverse situations arise, and allows returns to be measured on a basis that considers the risks taken. Economic capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – where measures are based on a time horizon of one year. Economic capital is a key element of our risk-based capital management and ICAAP framework.

P 64, 82

Environmental Risk is the risk of loss or damage to BMO’s reputation resulting from environmental concerns related to BMO or its customers. Environmental risk is often associated with credit, operational and reputation risk.

P 93

Fair Value is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specific price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.

P 138

General Allowance is maintained to cover impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. Our approach to establishing and maintaining the general allowance is based on the guideline issued by our regulator, OSFI. The general allowance is reviewed on a quarterly basis and a number of factors are considered when determining its appropriate level. We employ a general allowance model that applies historical expected and unexpected loss rates, based on probabilities of default and loss given default parameters, to current balances.

P 41, 84, 126

Hedging is a risk management technique used to neutralize or manage interest rate, foreign currency, equity, commodity or credit exposures arising from normal banking activities.

Impaired Loans are loans for which there is no longer reasonable assurance of the timely collection of principal or interest.

Innovative Tier 1 Capital is a form of Tier 1 capital that can be included in calculating a bank’s Tier 1 Capital Ratio, Total Capital Ratio and Assets-to-Capital Multiple. Innovative Tier 1 capital cannot comprise more than 20% of net Tier 1 capital, at time of issue, with 15% qualifying as Tier 1 capital and the remaining 5% included in Tier 2 capital.

Insurance Risk is the risk of loss due to actual experience being different from that assumed when an insurance product was designed and priced. Insurance risk exists in all our insurance businesses, including annuities and life, accident and sickness, and creditor insurance, as well as our reinsurance business.

P 91

Issuer Risk arises in BMO’s trading and underwriting portfolios, and measures the adverse impact of credit spread, credit migration and default risks on the market value of fixed-income instruments and similar securities. Issuer risk is measured at a 99% confidence level over a specified holding period.

P 85

Legal and Regulatory Risk is the risk of not complying with laws, contractual agreements or other legal requirements, as well as regulatory requirements, regulatory changes or regulators’ expectations. Failure to properly manage legal and regulatory risk may result in litigation claims, financial losses, regulatory sanctions, an inability to execute our business strategies, and potential harm to our reputation.

P 92

Leverage Ratio is defined as Tier 1 capital divided by the sum of on-balance sheet items and specified off-balance sheet items net of specified deductions.

P 63

Liquidity and Funding Risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.

P 88, 131

Mark-to-Market represents the valuation of securities and derivatives at market rates as of the balance sheet date, where required by accounting rules.

Market Risk is the potential for adverse changes in the value of BMO’s assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default.

P 85, 131

Market Value Exposure (MVE) is a measure of the adverse impact of changes in market parameters on

182	BMO Financial Group 194th Annual Report 2011

the market value of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period. The holding period considers current market conditions and composition of the portfolios to determine how long it would take to neutralize the market risk without adversely affecting market prices. For trading and underwriting activities, MVE is comprised of Value at Risk and Issuer Risk.

P 85

Model Risk is the potential loss due to the risk of a model not performing or capturing risk as designed. It also arises from the possibility of the use of an inappropriate model or the inappropriate use of a model.

P 92

Net Economic Profit (NEP) represents net income available to common shareholders, before deduction for the after-tax impact of the amortization of acquisition-related intangible assets, less a charge for capital. Adjusted NEP is computed using adjusted net income. NEP is an effective measure of economic value added. NEP and adjusted NEP are non-GAAP measures.

P 35

Net Interest Income is comprised of earnings on assets, such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities, such as deposits.

P 39

Net Interest Margin is the ratio of net interest income to earning assets, expressed as a percentage or in basis points. Net interest margin is sometimes computed using total assets.

P 39

Notional Amount refers to the principal used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Off-Balance Sheet Financial Instruments include a variety of financial arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.

Operating Leverage is the difference between revenue and expense growth rates. Adjusted operating leverage is the difference between adjusted revenue and adjusted expense growth rates.

P 27

Operational Risk is the potential for loss resulting from inadequate or failed internal processes or systems, human interactions or external events, but excludes business risk.

P 90

Options are contractual agreements that convey to the buyer the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

P 138

Productivity Ratio (or Expense-to- Revenue Ratio or Efficiency Ratio) is a key measure of productivity. It is calculated as non-interest expense divided by total revenues, expressed as a percentage. The adjusted productivity ratio is calculated in the same manner, utilizing adjusted revenue and expense.

P 43

Provision for Credit Losses is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in loans and acceptances and other credit instruments, given the composition of the portfolios, the probability of default, the economic environment and the allowance for credit losses already established.

P 41, 81, 126

Reputation Risk is the risk of a negative impact on BMO that results from a deterioration in stakeholders’ perception of BMO’s reputation. These potential impacts include revenue loss, litigation, regulatory sanction or additional oversight, declines in client loyalty and declines in BMO’s share price.

P 93

Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income.

P 35

Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Specific Allowances reduce the carrying value of specific credit assets to the amount we expect to recover if there is evidence of deterioration in credit quality.

P 41 84, 126

Strategic Risk is the potential for loss due to fluctuations in the external business environment and/or failure to properly respond to these fluctuations due to inaction, ineffective strategies or poor implementation of strategies.

P 93

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:

•	Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.

•	Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

•	Cross-currency interest rate swaps – fixed and floating rate interest payments and principal amounts are exchanged in different currencies.

•	Cross-currency swaps – fixed rate interest payments and principal amounts are exchanged in different currencies.

•	Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

•	Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.

P 138

Taxable Equivalent Basis (teb): Revenues of operating groups reflected in our MD&A are presented on a taxable equivalent basis (teb). The teb adjustment increases GAAP revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate, to facilitate comparisons.

P 39

Tier 1 Capital is primarily comprised of regulatory common equity, preferred shares and Innovative Tier 1 capital.

Tier 1 Capital Ratio reflects Tier 1 capital divided by risk-weighted assets.

P 62, 156

Total Capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and a portion of the general allowance for credit losses.

Total Capital Ratio reflects total capital divided by risk-weighted assets.

P 62, 156

Total Shareholder Return (TSR): The five-year average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a five-year period. The return includes the change in share price and assumes that dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in shares.

P 33

Trading-Related Revenues include net interest income and non-interest revenue earned from on- and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenues include income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

P 41

Value at Risk (VaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, equity and commodity prices and their implied volatilities. This measure calculates the maximum likely loss from portfolios, measured at a 99% confidence level over a specified holding period.

P 85

Variable Interest Entities (VIEs) include entities with equity that is considered insufficient to finance the entity’s activities or in which the equityholders do not have a controlling financial interest. We are required to consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to the majority of their expected losses and/or being able to benefit from a majority of their expected residual returns, based on a calculation determined by standard setters.

P 70, 71, 136

BMO Financial Group 194th Annual Report 2011	183

Shareholder Information

Market for Shares of Bank of Montreal

The common shares of Bank of Montreal are listed on the Toronto Stock Exchange and New York Stock Exchange. The preferred shares of Bank of Montreal are listed on the Toronto Stock Exchange.

Common Share Trading in Fiscal 2011

Primary stock exchanges Ticker Closing price October 31, 2011 High Low Total volume of shares traded

TSX BMO $58.89 $63.94 $55.02 477.1 million

NYSE BMO US$59.17 US$66.50 US$51.84 137.7 million

Common Share History

Date Action Common share effect

March 14, 2001 100% stock dividend Equivalent to a 2-for-1 stock split

March 20, 1993 100% stock dividend Equivalent to a 2-for-1 stock split

June 23, 1967 Stock split 5-for-1 stock split

Dividends Paid per Share in 2011 and Prior Years

Bank of Montreal has paid dividends for 183 years – the longest-running dividend payout record of any company in Canada.

Issue/Class Ticker Shares outstanding at October 31, 2011 2011 2010 2009 2008 2007

Common BMO 638,999,563 $ 2.80 $ 2.80 $ 2.80 $ 2.80 $ 2.71

Preferred Class B

Series 4 (a) BMO.PR.G – – – – – $ 0.91

Series 5 (b) BMO.PR.H 8,000,000 $ 1.33 $ 1.33 $ 1.33 $ 1.33 $ 1.33

Series 6 (c) BMO.PR.I – – – – $ 1.19 $ 1.19

Series 10 (d) BMO.PR.V 12,000,000 US$ 1.49 US$ 1.49 US$ 1.49 US$ 1.49 US$ 1.49

Series 13 (e) BMO.PR.J 14,000,000 $ 1.13 $ 1.13 $ 1.13 $ 1.13 $ 0.96

Series 14 (f) BMO.PR.K 10,000,000 $ 1.31 $ 1.31 $ 1.31 $ 1.48 –

Series 15 (g) BMO.PR.L 10,000,000 $ 1.45 $ 1.45 $ 1.45 $ 0.94 –

Series 16 (h) BMO.PR.M 12,000,000 $ 1.30 $ 1.30 $ 1.30 $ 0.55 –

Series 18 (i) BMO.PR.N 6,000,000 $ 1.63 $ 1.63 $ 1.55 – –

Series 21 (j) BMO.PR.O 11,000,000 $ 1.63 $ 1.63 $ 1.11 – –

Series 23 (k) BMO.PR.P 16,000,000 $ 1.35 $ 1.35 $ 0.59 – –

Series 25 (l) BMO.PR.Q 11,600,000 $ 0.69 – – – –

(a) The Class B Preferred Shares Series 4 were issued in February 1998 and were redeemed in August 2007.

(b) The Class B Preferred Shares Series 5 were issued in February 1998.

(c) The Class B Preferred Shares Series 6 were issued in May 1998 and were redeemed in November 2008.

(d) The Class B Preferred Shares Series 10 were issued in December 2001.

(e) The Class B Preferred Shares Series 13 were issued in January 2007.

(f) The Class B Preferred Shares Series 14 were issued in September 2007.

(g) The Class B Preferred Shares Series 15 were issued in March 2008.

(h) The Class B Preferred Shares Series 16 were issued in June 2008.

(i) The Class B Preferred Shares Series 18 were issued in December 2008.

(j) The Class B Preferred Shares Series 21 were issued in March 2009.

(k) The Class B Preferred Shares Series 23 were issued in June 2009.

(l) The Class B Preferred Shares Series 25 were issued in March 2011.

Credit Ratings

Credit rating information appears on pages 25 and 90 of this annual report and on our website.

www.bmo.com/creditratings

Auditors KPMG LLP

Important Dates

Fiscal Year End October 31 Annual Meeting March 20, 2012 9:30 a.m. (local time)

The annual meeting of shareholders will be held in Halifax, Nova Scotia, at The Westin Nova Scotian, 1181 Hollis Street. The meeting will be webcast. Details are available on our website.

www.bmo.com/investorrelations

2012 Dividend Payment Dates*

Common and preferred shares record dates

February 1 May 1

August 1 November 1

Common shares payment dates

February 28 May 28

August 28 November 28

Preferred shares payment dates

February 27 May 25

August 27 November 26

*Subject to approval by the Board of Directors.

The Bank Act prohibits a bank from declaring or paying a dividend if it is or would thereby be in contravention of regulations or an order from the Superintendent of Financial Institutions Canada dealing with adequacy of capital or liquidity. Currently, this limitation does not restrict the payment of dividends on Bank of Montreal’s common or preferred shares.

Employee Ownership*

75% of Canadian employees participate in the BMO Employee Share Ownership Plan – a clear indication of their commitment to the company.

*As of October 31, 2011.

Managing Your Shares

Our Transfer Agent and Registrar

Computershare Trust Company of Canada serves as Transfer Agent and Registrar for common and preferred shares, with transfer facilities in Halifax, Montreal, Toronto, Winnipeg, Calgary and Vancouver. Computershare Investor Services PLC and Computershare Trust Company, N.A. serve as Transfer Agents and Registrars for common shares in London, England and Golden, Colorado, respectively. See next page for contact information.

Reinvesting Your Dividends and Purchasing Additional Common Shares

Through the Shareholder Dividend Reinvestment and Share Purchase Plan, you can reinvest cash dividends from your BMO common shares to purchase additional BMO common shares without paying a commission or service charge. Starting with the February 2012 dividend payment, the shares will be purchased at a 2% discount from the average market price. You can also purchase additional common shares in amounts up to $40,000 per fiscal year. Contact Computershare Trust Company of Canada or Shareholder Services for details.

Direct Deposit

You can choose to have your dividends deposited directly to an account in any financial institution in Canada or the United States that provides electronic funds transfer.

Personal Information Security

We advise our shareholders to be diligent in protecting their personal information. Details are available at: www.bmo.com/security

184 BMO Financial Group 194th Annual Report 2011

Where to Find More Information

Corporate Governance

www.bmo.com/investorrelations

Management Proxy Circular

Our management proxy circular contains information on our directors, board committee reports and a detailed discussion of our corporate governance practices. It will be published in February 2012 and will be available online at:

www.bmo.com/investorrelations

New York Stock Exchange Governance Requirements

A summary of the significant ways in which our corporate governance practices differ from the corporate governance practices required to be followed by U.S. domestic companies under New York Stock Exchange Listing Standards is posted on our website.

Corporate Responsibility

The *BMO Corporate Responsibility Report* and *Public Accountability Statement* document our progress toward the goal of sustainable development. The 2011 documents will be released in 2012. You can find more information about our corporate responsibility activities online at:

www.bmo.com/corporateresponsibility

We report on the economic, social and environmental components of our performance according to the Global Reporting Initiative (GRI) framework. View BMO's GRI Reporting Guide at:

www.bmo.com/corporateresponsibility/gri

Have Your Say

Shareholders

Contact our Transfer Agent and Registrar for:

- Dividend information
- Change in share registration or address
- Lost certificates
- Estate transfers
- Duplicate mailings
- Direct registration

www.computershare.com/investor

International
Call: **514-982-7800** Fax: **416-263-9394**

Computershare Trust Company, N.A.
Co-Transfer Agent (U.S.)

Online filing information:

BMO filings in Canada
Canadian Securities Administrators

www.sedar.com

www.sec.gov/edgar.shtml

For all other shareholder inquiries:

Institutional Investors and Research Analysts

To obtain additional financial information:

Employees

For information on BMO's Employee Share Ownership Plan:

Call: **1-877-266-6789**

General

On peut obtenir sur demande un exemplaire en français.

www.bmo.com

Customers

For assistance with your investment portfolio or other financial needs:

BMO Bank of Montreal
English and French: **1-877-225-5266**
Cantonese and Mandarin: **1-800-665-8800**
Outside Canada and the continental United States:
416-286-9992
TTY service for hearing impaired customers:
1-866-889-0889

www.bmo.com

BMO InvestorLine: 1-888-776-6886

www.bmoinvestorline.com

www.harrisbank.com

BMO Nesbitt Burns: 416-359-4000

www.bmonesbittburns.com

Strategic design: Ove Brand|Design www.ovedesign.com Original cover illustrations: Chris Lam/Sharpshooter

Where to Find More Information

Corporate Governance Computershare Trust Company of Canada Shareholders

Our website provides information on our

Contact our Transfer Agent and Registrar for: 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1 corporate governance practices, including our code of conduct, FirstPrinciples, our Dividend information Email: service@computershare.com Director Independence Standards and our Change in share registration or address www.computershare.com/investor

Lost certificates Canada and United States board and committee charters. Estate transfers

Call: 1-800-340-5021 Fax: 1-888-453-0330 www.bmo.com/investorrelations Duplicate mailings

Direct registration International

Call: 514-982-7800 Fax: 416-263-9394

Management Proxy Circular

Computershare Trust Company, N.A. Our management proxy circular contains information on our directors, board committee Co-Transfer Agent (U.S.) reports and a detailed discussion of our Online filing information: BMO filings in Canada corporate governance practices. It will be Canadian Securities Administrators published in February 2012 and will be www.sedar.com available online at: BMO filings in the United States www.bmo.com/investorrelations Securities and Exchange Commission www.sec.gov/edgar.shtml New York Stock Exchange For all other shareholder inquiries: Shareholder Services Governance Requirements BMO Financial Group, Corporate Secretary’s Office A summary of the significant ways in which 21st Floor, 1 First Canadian Place, Toronto, ON M5X 1A1 our corporate governance practices differ Email: corp.secretary@bmo.com from the corporate governance practices Call: 416-867-6785 Fax: 416-867-6793 required to be followed by U.S. domestic Institutional Investors Senior Vice-President, Investor Relations companies under New York Stock Exchange and Research Analysts BMO Financial Group, 18th Floor, 1 First Canadian Place Listing Standards is posted on our website.

To obtain additional financial information: Toronto, ON M5X 1A1

Email: investor.relations@bmo.com

Corporate Responsibility Call: 416-867-6656 Fax: 416-867-3367

The BMO Corporate Responsibility Report and Public Accountability Statement document Employees Call: 1-877-266-6789 our progress toward the goal of sustainable For information on BMO’s Employee Share development. The 2011 documents will be Ownership Plan: released in 2012. You can find more information General Corporate Communications Department about our corporate responsibility activities To obtain printed copies of the BMO Financial Group, 28th Floor, 1 First Canadian Place online at: annual report or make inquiries Toronto, ON M5X 1A1 Lam/Sharpshooter www.bmo.com/corporateresponsibility about company news and initiatives: www.bmo.com

On peut obtenir sur demande

Chris We report on the economic, social and un exemplaire en français. environmental components of our performance

Customers BMO Bank of Montreal according to the Global Reporting Initiative

For assistance with your investment portfolio English and French: 1-877-225-5266 illustrations: (GRI) framework. View BMO’s GRI Reporting Guide at: or other financial needs: Cantonese and Mandarin: 1-800-665-8800 cover Outside Canada and the continental United States: www.bmo.com/corporateresponsibility/gri 416-286-9992

Original TTY service for hearing impaired customers: 1-866-889-0889

Have Your Say

com If you have a question you would like to ask www.bmo.com ovedesign. at our annual meeting of shareholders, you BMO InvestorLine: 1-888-776-6886 can submit your question in person or during www.bmoinvestorline.com www. the webcast. You can also submit a question to the board by writing to the Corporate Secretary BMO Harris Bank United States: 1-888-340-2265 at Corporate Secretary’s Office, 21st Floor, Outside the United States: 1-847-238-2265 Brand|Design 1 First Canadian Place, Toronto, ON M5X 1A1, www.harrisbank.com Ove or emailing corp.secretary@bmo.com.

BMO Nesbitt Burns: 416-359-4000 design: www.bmonesbittburns.com

Strategic

Financial Literacy

We provide a wide range of complimentary tools designed to help customers gain the knowledge, skills and confidence to make responsible financial decisions. Visit www.bmo.com/financial-literacy to learn more.

Visit our online annual report: This annual report is carbon neutral www.bmo.com/annualreport2011

Carbon offsets provided by:

Scan this QR code to visit our online annual report.

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